PROSPECTUS

                                                 FILE PURSUANT TO RULE 424(B)(4)
                                                      REGISTRATION NO. 333-42641

                                  $115,000,000

[LOGO]
                                RAM ENERGY, INC.

                         11 1/2% SENIOR NOTES DUE 2008
                             ---------------------

    THE 11 1/2% SENIOR NOTES DUE 2008 (THE "NOTES") ARE BEING OFFERED (THE "OFFERING") BY RAM ENERGY, INC. INTEREST ON THE NOTES WILL
BE PAYABLE SEMI-ANNUALLY ON FEBRUARY 15 AND AUGUST 15 OF EACH YEAR AT THE INTEREST RATE PER ANNUM SET FORTH ABOVE, COMMENCING AUGUST 15, 1998. THE NOTES WILL MATURE ON FEBRUARY 15, 2008, AND WILL BE REDEEMABLE AT THE OPTION OF RAM ENERGY, INC., IN WHOLE OR IN PART, AT ANY TIME ON OR AFTER FEBRUARY 15, 2005, AT THE REDEMPTION PRICES SET FORTH HEREIN, TOGETHER WITH ACCRUED AND UNPAID INTEREST TO THE DATE OF REDEMPTION. IN THE EVENT RAM ENERGY, INC. CONSUMMATES ONE OR MORE PUBLIC EQUITY OFFERINGS ON OR PRIOR TO FEBRUARY 15, 2001, RAM ENERGY, INC., AT ITS OPTION, MAY USE ALL OR A PORTION OF THE NET PROCEEDS FROM SUCH OFFERINGS TO REDEEM UP TO AN AGGREGATE OF $15 MILLION PRINCIPAL AMOUNT OF THE NOTES ORIGINALLY ISSUED, AT A REDEMPTION PRICE OF 115% OF THE PRINCIPAL AMOUNT THEREOF, PLUS ACCRUED AND UNPAID INTEREST TO THE DATE OF REDEMPTION, PROVIDED THAT AT LEAST $100 MILLION AGGREGATE PRINCIPAL AMOUNT OF THE OFFERED NOTES ORIGINALLY ISSUED REMAINS OUTSTANDING IMMEDIATELY FOLLOWING SUCH REDEMPTION. IN THE EVENT OF A CHANGE OF CONTROL, RAM ENERGY, INC. WILL BE REQUIRED TO OFFER TO REPURCHASE THE NOTES AT A PRICE EQUAL TO 101% OF THE PRINCIPAL AMOUNT THEREOF, PLUS ACCRUED AND UNPAID INTEREST TO THE DATE OF REPURCHASE. SEE "DESCRIPTION OF NOTES."

    RAM ENERGY, INC. WILL USE $43 MILLION OF THE AGGREGATE NET PROCEEDS FROM THE OFFERING TO ACQUIRE THE OUTSTANDING CAPITAL STOCK AND TO REPAY CERTAIN INDEBTEDNESS OF CARLTON RESOURCES CORPORATION. SEE "USE OF PROCEEDS" AND "BUSINESS -- THE CARLTON ACQUISITION." THE CLOSING OF THE OFFERING IS CONDITIONED UPON THE SIMULTANEOUS CLOSING OF THE CARLTON ACQUISITION.

    THE NOTES WILL BE SENIOR UNSECURED OBLIGATIONS OF RAM ENERGY, INC. AND WILL RANK PARI PASSU IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE SENIOR INDEBTEDNESS AND OTHER SENIOR OBLIGATIONS OF RAM ENERGY, INC., AND SENIOR IN RIGHT OF PAYMENT TO ALL SUBORDINATED INDEBTEDNESS OF RAM ENERGY, INC. BORROWINGS BY RAM ENERGY, INC. UNDER ITS REVOLVING CREDIT FACILITY ARE SECURED BY SUBSTANTIALLY ALL OF RAM ENERGY, INC.'S OIL AND GAS PROPERTIES. PAYMENT OF INTEREST AND PREMIUM (IF ANY) ON AND PRINCIPAL OF THE NOTES WILL BE UNCONDITIONALLY GUARANTEED, JOINTLY AND SEVERALLY, ON A SENIOR UNSECURED BASIS BY THE SUBSIDIARY GUARANTORS. TO THE EXTENT OF PLEDGED COLLATERAL, THE NOTES AND THE SUBSIDIARY GUARANTEES WILL BE EFFECTIVELY SUBORDINATED TO SECURED INDEBTEDNESS OF RAM ENERGY, INC. AND THE SUBSIDIARY GUARANTORS. THE INDENTURE GOVERNING THE NOTES WILL PERMIT RAM ENERGY, INC. AND THE SUBSIDIARY GUARANTORS TO INCUR ADDITIONAL INDEBTEDNESS IN THE FUTURE, SUBJECT TO CERTAIN LIMITATIONS. AT SEPTEMBER 30, 1997, AFTER GIVING PRO FORMA EFFECT TO THE CONSUMMATION OF THE OFFERING AND THE APPLICATION OF THE NET PROCEEDS THEREFROM AS DESCRIBED IN "USE OF PROCEEDS," RAM ENERGY, INC. WOULD HAVE HAD $0.2 MILLION OF OUTSTANDING SENIOR INDEBTEDNESS OTHER THAN THE NOTES WHICH WOULD RANK PARI PASSU IN RIGHT OF PAYMENT WITH THE NOTES. SEE "USE OF PROCEEDS."

    THE NOTES WILL BE REPRESENTED BY A GLOBAL NOTE REGISTERED IN THE NAME OF THE NOMINEE OF THE DEPOSITORY TRUST COMPANY, WHICH WILL ACT AS THE DEPOSITORY (THE "DEPOSITORY"). BENEFICIAL INTERESTS IN THE GLOBAL NOTE WILL BE SHOWN ON, AND TRANSFERS THEREOF WILL BE EFFECTED ONLY THROUGH, RECORDS MAINTAINED BY THE DEPOSITORY AND ITS PARTICIPANTS. EXCEPT AS DESCRIBED HEREIN, NOTES IN DEFINITIVE FORM WILL NOT BE ISSUED. SEE "DESCRIPTION OF NOTES."
                             ---------------------

SEE "RISK FACTORS" BEGINNING ON PAGE 11 FOR A DISCUSSION OF CERTAIN FACTORS THAT
          SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN THE NOTES.
                              -------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
         HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
             SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                   ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION
                        TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                          PRICE TO                 UNDERWRITING                PROCEEDS TO
                                                          PUBLIC(1)                 DISCOUNT(2)                COMPANY(3)
                                                  -------------------------  -------------------------  -------------------------
Per Note........................................           98.546%                    3.000%                     95.546%
Total...........................................        $113,327,900                $3,450,000                $109,877,900

---------------

(1) Plus accrued interest, if any, from the date of issuance.

(2) RAM Energy, Inc. and the Subsidiary Guarantors have agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(3) Before deducting expenses payable by RAM Energy, Inc., estimated to be $1,150,000.
                            ------------------------

    THE NOTES ARE OFFERED BY THE UNDERWRITER, SUBJECT TO PRIOR SALE, WHEN, AS AND IF DELIVERED TO AND ACCEPTED BY THE UNDERWRITER. THE UNDERWRITER RESERVES THE RIGHT TO REJECT ORDERS IN WHOLE OR IN PART. IT IS EXPECTED THAT DELIVERY OF THE NOTES WILL BE MADE IN BOOK-ENTRY FORM THROUGH THE FACILITIES OF THE DEPOSITORY TRUST COMPANY IN NEW YORK, NEW YORK, ON OR ABOUT FEBRUARY 24, 1998.
                             ---------------------

                           JEFFERIES & COMPANY, INC.

FEBRUARY 19, 1998

                        MAP OF PRINCIPAL OPERATING AREAS

                              -------------------

    IN CONNECTION WITH THE OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE DETAILED INFORMATION AND FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. CERTAIN TERMS RELATING TO THE OIL AND GAS BUSINESS ARE DEFINED IN THE "GLOSSARY OF TERMS" SECTION OF THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, REFERENCES TO "RAM ENERGY" ARE TO RAM ENERGY, INC. AND ITS SUBSIDIARIES, AS THE CONTEXT REQUIRES, AND REFERENCES TO THE "COMPANY" ARE TO THE COMBINED OPERATIONS OF RAM ENERGY AND, UNTIL NOVEMBER 30, 1996, THE PARTNERSHIP (AS DEFINED HEREIN). UNLESS OTHERWISE INDICATED, ALL FINANCIAL AND QUANTITATIVE INFORMATION PROVIDED IN THIS PROSPECTUS ON A "PRO FORMA" BASIS GIVES EFFECT, ON THE DATE AND FOR THE PERIODS INDICATED, TO THE COMPLETION OF THE OFFERING AND THE APPLICATION OF THE NET PROCEEDS THEREFROM, THE COMPLETION OF THE PARTNERSHIP ACQUISITION (AS DEFINED HEREIN), THE COMPLETION OF THE CARLTON ACQUISITION (AS DEFINED HEREIN) AND THE CONSUMMATION OF CERTAIN OTHER ACQUISITIONS AND DISPOSITIONS.

                                  THE COMPANY

    RAM Energy is an independent oil and gas company engaged in the acquisition, development and production of oil and gas properties primarily in the mid-continent region of Oklahoma and the Texas panhandle (the "Mid-Continent Area") and in the Permian Basin of West Texas and eastern New Mexico (the "Permian Basin"). At November 30, 1997, the Company's estimated net proved reserves, on a pro forma basis, were 114.3 Bcf of natural gas and 4.3 MMBbls of oil, or 140.1 Bcfe, with a PV-10 Value of approximately $150 million and a reserve life of approximately 12 years. As of such date, on a pro forma basis, the Company operated 736 wells, a 165-mile oil and gas gathering system and a saltwater disposal operation. The Company's interests in the wells it operates represented approximately 64% of its pro forma PV-10 Value at November 30, 1997. The Company has grown principally through producing property acquisitions, acquiring approximately $195 million of oil and gas properties since inception, including the Carlton Acquisition.

    From 1989 to November 1996, the Company primarily developed and operated oil and gas properties owned jointly by RAM Energy and an institutional limited partnership (the "Partnership") managed by RAM Energy. During that eight-year period, the Company drilled 225 oil and gas wells with a 95% success rate, which is not necessarily indicative of its future drilling success rate. The Partnership distributed a substantial portion of the net cash flows from these properties to its partners and the Company did not invest significantly in its asset base. Management believes that the Partnership's business strategy allowed the Company's properties to remain under-developed and that these properties contain significant potential for the addition of reserves and production through accelerated development and exploration activities.

    In November 1996, RAM Energy acquired the limited partner's interest in the Partnership (the "Partnership Acquisition"). From December 1, 1996 to December 31, 1997, the Company drilled 34 oil and gas wells, all of which were successfully completed. The Company does not have information with respect to Carlton's drilling success rates. As a result of the Partnership Acquisition and the Carlton Acquisition, the Company is pursuing a more aggressive growth strategy, which may lead to drilling results that differ from the Company's historical drilling success rate. The Company has identified a substantial inventory of over 200 development and exploitation opportunities on its existing properties and on the properties included in the Carlton Acquisition. These projects generally involve moderate drilling and completion costs, as they are located primarily in intermediate depth, normally pressured reservoirs. The Company has budgeted capital spending of $20.3 million in 1998 for development projects and certain exploration activities. The Company also intends to continue to pursue attractive oil and gas acquisition opportunities.

                            THE CARLTON ACQUISITION

    On December 16, 1997, the Company entered into a definitive agreement to purchase Carlton Resources Corporation ("Carlton") for $43.0 million, subject to closing adjustments (the "Carlton

Acquisition"). Carlton is engaged in the exploration, development and production of oil and gas properties in the Mid-Continent Area and, to a lesser extent, in the Permian Basin and other oil and gas producing regions. At November 30, 1997, Carlton's estimated net proved reserves were 36.8 Bcfe. Carlton also owns and operates a 165-mile oil and gas gathering system and a saltwater disposal operation in north central Oklahoma (the "Carmen System"), which the Company estimates to have a pre-tax net present value of $24.0 million as of November 30, 1997, using a 10% discount factor. The Carmen System purchases, transports and markets oil and gas production and disposes of produced water from properties owned by Carlton and other oil and gas companies. The Company believes the Carlton Acquisition provides the opportunity to improve cash flow from additional development and exploration activities, gathering and sale of oil and gas production and reduction of operating and administrative costs.

                                    STRATEGY

    The Company's primary goal is to increase reserves, production and cash flow through the acquisition and aggressive development of oil and gas properties. Key elements of the Company's growth strategy include:

    DEVELOP AND EXPLOIT EXISTING OIL AND GAS PROPERTIES. The Company has identified over 200 development opportunities on its properties, and plans to pursue these relatively lower-risk activities, as well as selective exploration activities. The Company has budgeted capital spending of $20.3 million in 1998, primarily to complete approximately 75 planned development and exploration projects, exclusive of acquisitions, as compared to expenditures of $5.8 million to complete 26 development projects in 1997.

    COMPLETE SELECTIVE OIL AND GAS ACQUISITIONS. The Company seeks to acquire producing oil and gas properties that provide opportunities for reserve additions and increased cash flow through operating improvements and additional development and exploratory drilling. The Company believes these criteria are met in regions that are characterized by long histories of production and multiple producing oil and gas horizons, such as the Mid-Continent Area and the Permian Basin.

    MAINTAIN AND EXPAND CORE AREAS. Over 90% of the Company's pro forma PV-10 Value as of November 30, 1997 is concentrated in the Mid-Continent Area and the Permian Basin. The Company believes that its geographic concentration and region-specific experience provide it with focused, efficient operations. The Company will continue to pursue acquisitions and drilling opportunities in its core areas and will evaluate acquisitions that could establish additional core areas.

    REDUCE COSTS THROUGH OPERATING CONTROL. The Company seeks to operate a substantial number of its producing properties. As a result of the Carlton Acquisition, the Company will also operate an oil and gas gathering system and a saltwater disposal operation. The Company believes that operating a high percentage of its properties provides it with substantial control of the timing, level and incurrence of expenditures.

                                  THE OFFERING

NOTES OFFERED.....................  $115,000,000 aggregate principal amount of 11 1/2%
                                    Senior Notes due 2008.

ISSUER............................  RAM Energy, Inc.

MATURITY DATE.....................  February 15, 2008.

INTEREST RATE AND PAYMENT DATES...  The Notes will bear interest at a rate of 11 1/2% per annum. Interest on the Notes will accrue from the date
                                    of issuance thereof and will be payable semi-annually in
                                    cash in arrears on February 15 and August 15 of each
                                    year commencing August 15, 1998.

RANKING...........................  The Notes will be senior unsecured obligations of RAM
                                    Energy, Inc., ranking PARI PASSU in right of payment
                                    with all existing and future senior Indebtedness of RAM
                                    Energy, Inc. and senior to all existing and future
                                    Subordinated Indebtedness of RAM Energy, Inc. The Notes
                                    and the Subsidiary Guarantees will be effectively
                                    subordinated to secured Indebtedness of RAM Energy, Inc.
                                    and the Subsidiary Guarantors, including any
                                    Indebtedness under the Credit Facility (as defined
                                    herein), which is secured by liens on certain assets of
                                    the Company. At September 30, 1997, on a pro forma
                                    basis, RAM Energy, Inc. would have had $0.2 million of
                                    outstanding senior Indebtedness other than the Notes
                                    which would rank PARI PASSU in right of payment with the
                                    Notes. Subject to certain limitations, RAM Energy, Inc.
                                    and the Subsidiary Guarantors may incur additional
                                    secured and unsecured Indebtedness in the future. See
                                    "Management's Discussion and Analysis of Financial
                                    Condition and Results of Operations -- Liquidity and
                                    Capital Resources."

SUBSIDIARY GUARANTEES.............  The Notes will be unconditionally guaranteed on a senior unsecured basis by the existing and future Subsidiary
                                    Guarantors. Each Subsidiary Guarantee will rank PARI
                                    PASSU in right of payment to all existing and future
                                    senior Indebtedness of the Subsidiary Guarantors and
                                    senior to all existing and future Subordinated
                                    Indebtedness of the Subsidiary Guarantors.

OPTIONAL REDEMPTION...............  The Notes will be redeemable at the option of RAM
                                    Energy, Inc., in whole or in part, at any time on or
                                    after February 15, 2005, at the redemption prices set
                                    forth herein, together with accrued and unpaid interest
                                    to the date of redemption. In the event RAM Energy, Inc.
                                    consummates one or more Public Equity Offerings on or
                                    prior to February 15, 2001, RAM Energy, Inc. has the
                                    option to use all or a portion of the proceeds from such
                                    offerings to redeem up to an aggregate of $15.0 million
                                    principal amount of the Notes originally issued at a
                                    redemption price equal to 115% of the principal amount
                                    thereof, together with accrued and unpaid interest to
                                    the date of redemption, provided that at least $100.0
                                    million aggregate principal amount of the Offered Notes
                                    originally issued remains outstanding immediately
                                    following such redemption.

CHANGE OF CONTROL.................  Upon the occurrence of a Change of Control, RAM Energy,
                                    Inc. will be required to offer to repurchase the Notes
                                    at a price equal to 101% of the principal amount
                                    thereof, together with accrued and unpaid interest to
                                    the date of repurchase.

CERTAIN COVENANTS.................  The indenture under which the Notes will be issued (the
                                    "Indenture") will contain certain covenants including,
                                    but not limited to, covenants that limit (i) incurrences
                                    of additional indebtedness and issuances of disqualified
                                    capital stock, (ii) restricted payments, (iii) dividends
                                    and other payments affecting subsidiaries, (iv)
                                    transactions with affiliates and outside directors'
                                    fees, (v) asset sales, (vi) liens, (vii) lines of
                                    business, (viii) merger, sale or consolidation and (ix)
                                    non-refundable acquisition deposits. The Indenture will
                                    also contain covenants regarding the designation of
                                    Unrestricted Subsidiaries (as defined herein), ownership
                                    of Subsidiary Guarantors and issuance of reports.

USE OF PROCEEDS...................  RAM Energy, Inc. plans to use the net proceeds from the
                                    Offering primarily to (i) repay indebtedness outstanding
                                    under its existing bank facility, (ii) acquire the stock
                                    and repay certain indebtedness of Carlton in connection
                                    with the Carlton Acquisition and (iii) provide
                                    additional working capital for general corporate
                                    purposes, including the acquisition and development of
                                    oil and gas properties. See "Use of Proceeds."

    For a more detailed discussion of the terms of the Notes, see "Description of Notes."

                                  RISK FACTORS

    An investment in the Notes involves a high degree of risk. The risks that a potential investor should consider before making an investment in the Notes include, but are not limited to, risks associated with (i) the Company's incurrence of substantial indebtedness, (ii) substantial capital requirements associated with the Company's operations, (iii) the effective subordination of the Notes, (iv) certain restrictions on repurchases of Notes upon a Change of Control or other events, (v) the possible limitations on enforceability of the Subsidiary Guarantees, (vi) the Company's dependence on expanding and developing oil and gas reserves, (vii) acquisition risks, (viii) the volatility of oil and gas prices, (ix) hedging transactions, (x) possible writedowns of carrying values, (xi) uncertainty of estimates of oil and gas reserves and future net revenues, (xii) drilling and operating hazards and uninsured risks, (xiii) risks relating to injection wells, (xiv) dependence on distribution and processing systems, (xv) government regulation and environmental matters, (xvi) competition, (xvii) the control of the Company by existing stockholders and (xviii) the absence of a public market for the Notes. See "Risk Factors."

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

    The following summary historical and pro forma financial data were derived from the financial statements of the Company and the Partnership, including the notes thereto (the "Financial Statements"), as well as the selected historical and pro forma financial and operating information included elsewhere in this Prospectus. The pro forma financial data are based on the assumptions and adjustments described in the pro forma combined financial information and do not purport to present the results of operations and financial position of the Company and the Partnership as if the Offering and the application of the net proceeds therefrom, the Partnership Acquisition, the Carlton Acquisition and certain other acquisitions and dispositions had actually occurred on such dates, nor are they necessarily indicative of the results of operations that may be achieved in the future. The information set forth below should be read in conjunction with "Selected Historical and Pro Forma Financial Information and Operating Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements included elsewhere herein.

                                                     PARTNERSHIP                     COMPANY
                                         -----------------------------------  ----------------------
                                              YEAR ENDED          ELEVEN            YEAR ENDED
                                                                                                      PARTNERSHIP   COMPANY
                                                                                                      -----------  ---------
                                                                                                           NINE MONTHS
                                                                                   DECEMBER 31,        ENDED SEPTEMBER 30,
                                             DECEMBER 31,      MONTHS ENDED   ----------------------  ----------------------
                                         --------------------  NOVEMBER 30,               PRO FORMA
                                           1994       1995        1996(1)       1996       1996(2)       1996        1997
                                         ---------  ---------  -------------  ---------  -----------  -----------  ---------
                                                                       (DOLLARS IN THOUSANDS)
INCOME STATEMENT DATA:
Operating revenues:
  Oil and gas..........................  $  24,481  $  21,802    $  23,456    $   3,275   $  31,900    $  18,744   $  16,820
  Gathering system.....................         --         --           --           --      14,688           --          --
  Management fees(3)...................         --         --           --        1,482          22           --          --
  Operator overhead fees(3)............         --         --           --        1,343          --           --          --
  Consulting fees(3)...................         --         --           --          153          --           --          --
  Other................................         60        139            7          567       1,356           --          85
                                         ---------  ---------  -------------  ---------  -----------  -----------  ---------
    Total operating revenues...........     24,541     21,941       23,463        6,820      47,966       18,744      16,905

Operating expenses:
  Oil and gas production...............      9,839      9,902        7,609          827      10,764        6,153       4,795
  Cost of oil and gas purchased........         --         --           --           --       6,657           --          --
  Gathering system.....................         --         --           --           --       1,177           --          --
  Depreciation and amortization........     11,608      9,808        5,114          990      11,944        4,160       5,268
  Writedown of oil and gas properties
    and equipment......................      8,700         --           --           --          --           --          --
  Management fees(3)...................      1,555      1,606        1,482           --          --        1,210          --
  Operator overhead fees(3)............      1,746      1,686        1,343           --          --        1,108          --
  General and administrative...........        676        502          378        4,164       3,256          241       3,325
                                         ---------  ---------  -------------  ---------  -----------  -----------  ---------
    Total operating expenses...........     34,124     23,504       15,926        5,981      33,798       12,872      13,388
                                         ---------  ---------  -------------  ---------  -----------  -----------  ---------

Operating income (loss)................     (9,583)    (1,563)       7,537          839      14,168        5,872       3,517

Other income (expense):
  Interest expense.....................       (587)      (809)        (564)        (541)    (13,871)        (484)     (3,788)
  Interest income......................         41         59          114           29         536           92          43
  Equity in income of the
    Partnership........................         --         --           --           71          71           --          --
  Minority interest in the
    Partnership........................         --         --           --           10          10           --         (15)
                                         ---------  ---------  -------------  ---------  -----------  -----------  ---------
Income (loss) before income taxes......    (10,129)    (2,313)       7,087          408         914        5,480        (243)
Income tax provision (benefit).........         --         --           --           --         347           --          --
                                         ---------  ---------  -------------  ---------  -----------  -----------  ---------
Net income (loss)......................  $ (10,129) $  (2,313)   $   7,087    $     408   $     567    $   5,480   $    (243)
                                         ---------  ---------  -------------  ---------  -----------  -----------  ---------
                                         ---------  ---------  -------------  ---------  -----------  -----------  ---------


                                               COMPANY
                                         --------------------
                                           AT SEPTEMBER 30,
                                                 1997
                                         --------------------
                                                       AS
                                          ACTUAL    ADJUSTED(4)
                                         ---------  ---------
                                             (DOLLARS IN
                                              THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents.............................................................  $   2,031    $    5,991
Net property and equipment............................................................     60,100       124,026
Total assets..........................................................................     70,344       145,486
Long-term debt, including current portion.............................................     62,215       113,543
Stockholders' equity (deficit)(5).....................................................     (1,563)       (1,563)

                                          PRO FORMA
                                           1997(2)
                                         -----------
INCOME STATEMENT DATA:
Operating revenues:
  Oil and gas..........................   $  21,447
  Gathering system.....................       7,468
  Management fees(3)...................           8
  Operator overhead fees(3)............          --
  Consulting fees(3)...................          --
  Other................................         268
                                         -----------
    Total operating revenues...........      29,191
Operating expenses:
  Oil and gas production...............       6,796
  Cost of oil and gas purchased........       4,785
  Gathering system.....................         569
  Depreciation and amortization........       8,113
  Writedown of oil and gas properties
    and equipment......................          --
  Management fees(3)...................          --
  Operator overhead fees(3)............          --
  General and administrative...........       2,552
                                         -----------
    Total operating expenses...........      22,815
                                         -----------
Operating income (loss)................       6,376
Other income (expense):
  Interest expense.....................     (10,408)
  Interest income......................          89
  Equity in income of the
    Partnership........................          --
  Minority interest in the
    Partnership........................         (15)
                                         -----------
Income (loss) before income taxes......      (3,958)
Income tax provision (benefit).........      (1,504)
                                         -----------
Net income (loss)......................   $  (2,454)
                                         -----------
                                         -----------
BALANCE SHEET DATA:
Cash and cash equivalents.............................................................
Net property and equipment............................................................
Total assets..........................................................................
Long-term debt, including current portion.............................................
Stockholders' equity (deficit)(5).....................................................

                                                     PARTNERSHIP                     COMPANY          PARTNERSHIP   COMPANY
                                         -----------------------------------  ----------------------  -----------  ---------
                                              YEAR ENDED          ELEVEN            YEAR ENDED
                                                                                                           NINE MONTHS
                                                                                   DECEMBER 31,        ENDED SEPTEMBER 30,
                                             DECEMBER 31,      MONTHS ENDED   ----------------------  ----------------------
                                         --------------------  NOVEMBER 30,               PRO FORMA
                                           1994       1995        1996(1)       1996       1996(2)       1996        1997
                                         ---------  ---------  -------------  ---------  -----------  -----------  ---------
                                                                       (DOLLARS IN THOUSANDS)
OTHER FINANCIAL DATA:
Cash flow from operating activities....  $   9,969  $   7,478    $  10,837    $      70          --    $   8,098   $   6,421
Cash flow from investing activities....     (5,336)    (5,273)     (61,621)     (59,102)         --       (1,625)     (5,227)
Cash flow from financing activities....     (4,630)    (1,295)      50,620       60,116          --       (4,530)       (770)
Capital expenditures...................      4,325      5,380        3,310          250          --        1,950      14,692
Adjusted EBITDA(6).....................     10,766      8,304       12,765        1,939   $  26,729       10,124       8,813
Ratio of:
  Earnings to fixed charges(7).........         --         --        13.57x        1.75x       1.07x       12.32x         --
  Adjusted EBITDA to interest expense..................................................        1.93x          --          --
  Long-term debt to Adjusted EBITDA(8).................................................          --           --          --
  Net debt to Adjusted EBITDA(8).......................................................          --           --          --


                                          PRO FORMA
                                           1997(2)
                                         -----------

OTHER FINANCIAL DATA:
Cash flow from operating activities....          --
Cash flow from investing activities....          --
Cash flow from financing activities....          --
Capital expenditures...................          --
Adjusted EBITDA(6).....................   $  14,563
Ratio of:
  Earnings to fixed charges(7).........          --
  Adjusted EBITDA to interest expense..        1.40x
  Long-term debt to Adjusted EBITDA(8).        5.93x
  Net debt to Adjusted EBITDA(8).......        5.63x

------------------------------
(1) Partnership operations were effectively terminated on a stand-alone basis on November 30, 1996 upon consummation of the Partnership Acquisition.

(2) Pro forma to reflect the Offering and the application of the net proceeds therefrom, the Partnership Acquisition, the Carlton Acquisition and certain other acquisitions and dispositions as if they had occurred on January 1, 1996.

(3) Under the terms of the Partnership's partnership agreement, RAM Energy was reimbursed by the Partnership for management fees, operator overhead fees and certain consulting fees. The Partnership capitalized the consulting fees.

(4) Pro forma to reflect the Offering and the application of the net proceeds therefrom and the Carlton Acquisition as if they had occurred on September 30, 1997.

(5) Before giving effect to the redemption of all outstanding shares (77,714 shares) of RAM Energy, Inc.'s Series A Preferred Stock at a redemption price of $10.00 per share and the redemption of all outstanding shares (69,652 shares) of its Series B Preferred Stock at a redemption price of $10.00 per share. See "Capitalization" and "Management -- Certain Transactions."

(6) Adjusted EBITDA is defined as earnings before interest expense, income taxes, depreciation and amortization and writedown of related oil and gas properties and equipment. Adjusted EBITDA is not a measure of cash flow as determined by generally accepted accounting principles ("GAAP"). Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, net income or cash flow as determined in accordance with GAAP or as an indicator of a company's operating performance or liquidity. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company's financial performance, such as a company's cost of capital and tax structure, as well as historic costs of depreciable assets, none of which are components of Adjusted EBITDA. The Company's computation of Adjusted EBITDA may not be comparable to other similarly titled measures of other companies. The Company believes that Adjusted EBITDA is a widely followed measure of operating performance and may also be used by investors to measure the Company's ability to meet future debt service requirements, if any.

(7) For the Partnership, earnings were insufficient to cover fixed charges by approximately $10,129,000 and $2,313,000 for the years ended December 31, 1994 and 1995, respectively. For the Company, earnings were insufficient to cover fixed charges by approximately $243,000 and $3,958,000 for the nine months ended September 30, 1997 and for the nine months ended September 30, 1997, on a pro forma basis, respectively. For purposes of computing the ratio of earnings to fixed charges, earnings are computed as income from continuing operations before taxes, plus fixed charges. For the historical periods, fixed charges consist of interest expense, and for the pro forma periods, include interest expense and amortization of costs incurred in connection with the Offering.

(8) The ratio of long-term debt outstanding to Adjusted EBITDA is computed on the basis of annualized Adjusted EBITDA for periods shorter than one year. The ratio of net debt to Adjusted EBITDA is the ratio of long-term debt outstanding, including the current portion thereof, less cash and cash equivalents, to Adjusted EBITDA, annualized for periods shorter than one year.

          SUMMARY HISTORICAL AND PRO FORMA RESERVE AND OPERATING DATA

    The following tables set forth summary information with respect to the estimated proved oil and gas reserves and certain operating data of the Company and the Partnership at or for the periods shown and on a pro forma basis. See "Risk Factors," "Selected Historical and Pro Forma Financial Information and Operating Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," "Experts" and the Financial Statements included elsewhere in this Prospectus.

                                                                             PARTNERSHIP         COMPANY           COMPANY
                                                                         --------------------  -----------  ----------------------
                                                                                                                 NOVEMBER 30,
                                                                                   DECEMBER 31,             ----------------------
                                                                         ---------------------------------              PRO FORMA
RESERVE DATA:                                                              1994       1995        1996        1997       1997(1)
                                                                         ---------  ---------  -----------  ---------  -----------
Proved reserves:
  Natural gas (MMcf)...................................................     75,435     68,920      82,885      83,006     114,323
  Oil and condensate (MBbls)...........................................      3,770      3,333       4,282       3,376       4,295
  Total (MMcfe)........................................................     98,055     88,918     108,577     103,263     140,092
Proved developed reserves:
  Natural gas (MMcf)...................................................     56,792     51,664      62,319      58,717      78,399
  Oil and condensate (MBbls)...........................................      2,797      2,714       3,511       2,569       3,182
  Total (MMcfe)........................................................     73,574     67,948      83,385      74,128      97,492
PV-10 Value (in thousands)(2)..........................................  $  56,480  $  63,913   $ 160,930   $ 116,186   $ 150,403

------------------------------

(1) Pro forma to reflect the Carlton Acquisition as if it had occurred on November 30, 1997.

(2) PV-10 Value represents the present value of estimated future net revenues before income tax discounted at 10%, using prices in effect at the end of the respective periods presented and including the effects of hedging activities. In accordance with applicable requirements of the Securities and Exchange Commission (the "Commission"), estimates of the Company's proved reserves and future net revenues are made using oil and gas sales prices estimated to be in effect as of the date of such reserve estimates and are held constant throughout the life of the properties (except to the extent a contract specifically provides for escalation). The average prices used in calculating PV-10 Value as of November 30, 1997 were $3.00 per Mcf of natural gas and $17.99 per Bbl of oil, compared to average prices used as of December 31, 1996 of $3.78 per Mcf of natural gas and $23.88 per Bbl of oil. The average prices used in calculating the pro forma PV-10 Value as of November 30, 1997 were $3.01 per Mcf of natural gas and $17.81 per Bbl of oil. Average prices as of December 31, 1997, on a pro forma basis, were $2.75 per Mcf of natural gas and $15.99 per Bbl of oil. These prices, if applied to estimated proved reserves of the Company as of November 30, 1997, would result in a PV-10 Value, on a pro forma basis, of $133.3 million at such date, as estimated by the Company.

                                                                                                                  PARTNERSHIP
                                                                                             COMPANY             -------------
                                                    PARTNERSHIP                    ----------------------------
                                  -----------------------------------------------                                 NINE MONTHS
                                                                                            YEAR ENDED               ENDED
                                    YEAR ENDED DECEMBER 31,       ELEVEN MONTHS            DECEMBER 31,          SEPTEMBER 30,
                                                                 ENDED NOVEMBER    ----------------------------  -------------
                                  ----------------------------         30,                          PRO FORMA
OPERATING DATA:                       1994           1995            1996(1)           1996          1996(2)         1996
                                  -------------  -------------  -----------------  -------------  -------------  -------------
Production volumes:
  Natural gas (MMcf)............        9,403          9,700            7,594              711         10,645          6,192
  Oil and condensate (MBbls)....          534            463              387               38            487            313
  Total (MMcfe).................       12,605         12,476            9,914              941         13,568          8,072
Average realized prices(3):
  Natural gas (per Mcf).........    $    1.71      $    1.44        $    2.04        $    3.34      $    2.07      $    2.02
  Oil and condensate (per Bbl)..        15.75          16.86            20.59            23.39          20.34          19.99
  Per Mcfe......................         1.94           1.75             2.37             3.48           2.35           2.32
Expenses (per Mcfe):
  Lease operating (including
    production taxes)...........         0.78           0.79             0.77             0.88           0.79           0.76
  Depreciation and
    amortization................         0.92           0.79             0.52             1.05           0.88           0.52
  General and
    administrative(4)...........         0.32           0.30             0.32             1.26           0.24           0.32


                                            COMPANY
                                  ----------------------------

                                                   PRO FORMA
OPERATING DATA:                       1997          1997(2)
                                  -------------  -------------
Production volumes:
  Natural gas (MMcf)............        5,263          6,931
  Oil and condensate (MBbls)....          235            307
  Total (MMcfe).................        6,675          8,774
Average realized prices(3):
  Natural gas (per Mcf).........    $    2.31      $    2.25
  Oil and condensate (per Bbl)..        19.81          19.15
  Per Mcfe......................         2.52           2.44
Expenses (per Mcfe):
  Lease operating (including
    production taxes)...........         0.72           0.77
  Depreciation and
    amortization................         0.79           0.92
  General and
    administrative(4)...........         0.50           0.29

------------------------------

(1) Partnership operations were effectively terminated on a stand-alone basis on November 30, 1996 upon consummation of the Partnership Acquisition.

(2) Pro forma to reflect the Offering and the application of the net proceeds therefrom, the Partnership Acquisition, the Carlton Acquisition and certain other acquisitions and dispositions as if they had occurred on January 1, 1996.

(3) Reflects the actual realized prices received by the Company, including the results of the Company's hedging activities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(4) For the Partnership, includes management fees and operator overhead fees charged to the Partnership by RAM Energy during 1994, 1995 and the 1996 periods. For the Company, general and administrative expense is net of management fees, operator overhead fees and consulting fees, if any, received by RAM Energy from the Partnership.

                           FORWARD-LOOKING STATEMENTS

    All statements other than statements of historical facts included in this Prospectus, including without limitation statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" regarding the planned capital expenditures, increases in oil and gas production, the number of anticipated wells to be drilled in 1998 and thereafter, the Company's financial position, business strategy and other plans and objectives for future operations, are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. The Company cautions prospective investors that actual results could differ materially from those expected by the Company, depending on the outcome of certain factors, including, without limitation, (i) factors discussed under "Risk Factors" such as volatility of oil and gas prices, uncertainties inherent in estimating quantities of oil and gas reserves and projecting future rates of production and timing of development expenditures, competition, operating risks, acquisition risks, liquidity and capital requirements and the effects of governmental and environmental regulation, (ii) adverse changes in the operations acquired in the Carlton Acquisition or the failure of the Company to achieve anticipated consolidation cost savings in connection with the Carlton Acquisition and (iii) adverse changes in the market for the Company's oil and gas production. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION SET FORTH ELSEWHERE IN THIS PROSPECTUS, THE FOLLOWING FACTORS RELATING TO THE COMPANY AND THE OFFERING SHOULD BE CONSIDERED WHEN EVALUATING AN INVESTMENT IN THE NOTES OFFERED HEREBY.

INCURRENCE OF SUBSTANTIAL INDEBTEDNESS

    At September 30, 1997, on a pro forma basis, RAM Energy, Inc. and the Subsidiary Guarantors would have had $115.2 million of indebtedness (including current maturities of long-term indebtedness) as compared to a deficit in the Company's stockholders' equity of $1.6 million. See "Use of Proceeds" and "Capitalization." The Indenture may limit the amounts of borrowings under bank facilities, including the Company's bank credit facility (the "Credit Facility"). See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Description of Notes -- Certain Covenants."

    This level of indebtedness may pose substantial risks to holders of Notes, including the possibility that the Company might not generate sufficient cash flow to pay the principal of and interest on the Notes. For the nine months ended September 30, 1997, on a pro forma basis, the Company's earnings would have been insufficient to meet its fixed charges, including interest on the Notes, by approximately $4 million. If the Company is unsuccessful in increasing its proved reserves, the future net revenues from existing proved reserves may not be sufficient to pay the principal of and interest on the Notes in accordance with their terms. Such indebtedness may also adversely affect the Company's ability to finance its future operations and capital needs, and may limit its ability to pursue other business opportunities.

    The Indenture and the instruments governing the Credit Facility (amended and restated as a $50.0 million revolving credit facility, effective upon consummation of the Offering and the Carlton Acquisition, with initial availability of $25.0 million) impose significant operating and financial restrictions on the Company. Such restrictions will affect, and in many respects significantly limit or prohibit, among other things, the ability of the Company to incur additional indebtedness, pay dividends, repay indebtedness prior to its stated maturity or engage in mergers or acquisitions. These restrictions could also limit the ability of the Company to effect future financings, make needed capital expenditures, withstand a future downturn in the Company's business or the economy in general, or otherwise conduct necessary corporate activities. A failure by the Company to comply with these restrictions could lead to a default under the terms of such indebtedness and the Notes. In the event of default, the holders of such indebtedness could elect to declare all of the funds borrowed pursuant thereto to be due and payable together with accrued and unpaid interest. In such event, there can be no assurance that the Company would be able to make such payments or borrow sufficient funds from alternative sources to make any such payment. Even if additional financing could be obtained, there can be no assurance that it would be on terms that are favorable or acceptable to the Company. In addition, the Company's indebtedness under the Credit Facility is secured by a substantial portion of the assets of RAM Energy, Inc. and the Subsidiary Guarantors. Upon consummation of the Offering and application of the net proceeds therefrom, no amounts will be outstanding under the Credit Facility. The pledge of such collateral to existing lenders could impair the Company's ability to obtain favorable financing. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

SUBSTANTIAL CAPITAL REQUIREMENTS

    The Company has made, and will likely continue to make, substantial capital expenditures in connection with the acquisition, development, exploration and production of oil and gas properties. Since 1991, the Company has funded its capital expenditures through bank borrowings and cash flow from operations. Future cash flows and the availability of credit are subject to a number of variables, such as the level of production from existing wells, prices of oil and gas and the Company's success in locating and producing new reserves. If revenues were to decrease as a result of lower oil and gas prices, decreased production or otherwise, and the Company had no availability under the Credit Facility, the Company could have limited ability to replace its reserves or to maintain production at current levels, resulting in a decrease in production and revenues over time. The Company has budgeted $20.3 million for capital expenditures in 1998, exclusive of acquisitions. The Company expects to use cash flow from operations, cash balances and borrowings under the Credit Facility to fund these expenditures. If the Company's cash flow from operations and availability under the Credit Facility are not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available.

EFFECTIVE SUBORDINATION

    The obligations under the Credit Facility are secured by substantially all of the proved oil and gas reserves of RAM Energy, Inc. and the Subsidiary Guarantors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

    Holders of secured indebtedness of the Company under the $50 million Credit Facility will have claims with respect to the assets constituting collateral for such indebtedness that are prior to the claims of the holders of Notes. In the event of a default on the Notes, or a bankruptcy, liquidation or reorganization of RAM Energy, Inc. and the Subsidiary Guarantors, such assets will be available to satisfy obligations with respect to the indebtedness secured thereby before any payment therefrom could be made on the Notes. Accordingly, the Notes will be effectively subordinated to claims of secured creditors of RAM Energy, Inc. and the Subsidiary Guarantors to the extent of such pledged collateral. At September 30, 1997, on a pro forma basis, RAM Energy, Inc. and the Subsidiary Guarantors would have had $115.0 million of indebtedness represented by the Notes and $0.2 million of other indebtedness which would rank PARI PASSU in right of payment with the Notes. In addition, at such date, no amounts would be outstanding under the Credit Facility and borrowing availability under the Credit Facility would be $25.0 million.

RESTRICTIONS ON REPURCHASES OF NOTES UPON A CHANGE OF CONTROL AND CERTAIN OTHER
  EVENTS

    In the event of a Change of Control, RAM Energy, Inc. will be required to offer to repurchase all Notes then outstanding at a purchase price equal to 101% of the principal amount thereof, plus accrued interest to the date of repurchase. In the event of certain asset dispositions, RAM Energy, Inc. will be required under certain circumstances to use the Excess Cash (as defined herein) to offer to repurchase the Notes at 100% of the principal amount thereof, plus accrued interest to the date of repurchase (an "Excess Cash Offer"). See "Description of Notes -- Repurchase of Notes at the Option of the Holder Upon a Change of Control" and "-- Certain Covenants."

    The events that constitute a Change of Control or require an Excess Cash Offer under the Indenture may also be events of default under the Credit Facility or other senior indebtedness of RAM Energy, Inc. and the Subsidiary Guarantors. Such events may permit the lenders under such debt instruments to accelerate the debt and, if the debt is not paid, to enforce security interests on substantially all the assets of RAM Energy, Inc. and the Subsidiary Guarantors, thereby limiting the Company's ability to raise cash to repurchase the Notes and reducing the practical benefit of the offer to repurchase provisions to the holders of the Notes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." There can be no assurance that the Company will have sufficient funds available at the time of any Change of Control or Excess Cash Offer to make any debt payment (including repurchases of Notes) as described above. Any failure by RAM Energy, Inc. to repurchase Notes tendered pursuant to a Change of Control Offer (as defined herein) or an Excess Cash Offer will constitute an Event of Default under the Indenture. See "Description of Notes -- Certain Covenants."

POSSIBLE LIMITATIONS ON ENFORCEABILITY OF SUBSIDIARY GUARANTEES

    RAM Energy, Inc.'s obligations under the Notes will be guaranteed on a senior unsecured basis by the Subsidiary Guarantors pursuant to the provisions of the Indenture. The obligations of any Subsidiary Guarantor under its Subsidiary Guarantee may be subject to review under applicable fraudulent conveyance statutes in the event of the bankruptcy or other financial difficulty of any such Subsidiary Guarantor. Under such laws, if a court in a lawsuit by an unpaid creditor or representative of creditors of any such person, such as a trustee in bankruptcy of any such person as debtor in possession, were to find that at the time such person incurred its obligations under its guarantee or pledged its assets, it (i) received less than fair consideration or reasonably equivalent value therefor, and (ii) either (a) was insolvent, (b) was rendered insolvent by such guarantee or pledge, (c) was engaged in a business or transaction for which its remaining unencumbered assets constituted unreasonably small capital or (d) intended to incur or believed that it would incur debts beyond its ability to pay such debts as they matured, such court could void such obligations under its guarantee and direct the return of any amounts paid with respect thereto. Moreover, regardless of the factors identified in the foregoing clauses (i) and
(ii), a court could take such action if it found that the guarantee was entered into or the security interest granted with actual intent to hinder, delay or defraud creditors. The measure of insolvency for purposes of the foregoing will vary depending on the law of the jurisdiction being applied. Generally, however, an entity would be considered insolvent if the sum of its debts (including contingent or unliquidated debts) is greater than all of its property at a fair valuation or if the present fair salable value of its assets is less than the amount that would be required to pay its probable liability on its existing debts as they become absolute and mature. There can be no assurance that, after providing for all prior claims, if any, there would be sufficient assets to satisfy the claims of the holders of the Notes relating to any voided portion of such Subsidiary Guarantees.

DEPENDENCE ON EXPANDING AND DEVELOPING RESERVES

    The Company's future success depends upon its ability to find, develop or acquire additional oil and gas reserves that are economically recoverable. Unless the Company successfully replaces the reserves that it produces (through successful development, exploration or acquisition), the Company's proved reserves will decline. There can be no assurance that the Company will continue to be successful in its effort to increase or replace its proved reserves. Approximately 30% of the PV-10 Value of the Company's total proved reserves at November 30, 1997, on a pro forma basis, was attributable to undeveloped reserves. Recovery of such reserves will require significant capital expenditures and successful drilling operations. There can be no certainty regarding the results of developing these reserves. To the extent the Company is unsuccessful in replacing or expanding its estimated proved reserves, the Company may be unable to pay the principal of and interest on the Notes in accordance with their terms, or otherwise to satisfy certain of its covenants contained in the Indenture. See "Description of Notes -- Certain Covenants."

ACQUISITION RISKS

    The Company's growth strategy includes the acquisition of oil and gas properties. There can be no assurance, however, that the Company will be able to identify attractive acquisition opportunities, obtain financing for acquisitions on satisfactory terms or successfully acquire identified targets. In addition, no assurance can be given that the Company will be successful in integrating acquired businesses into its existing operations, and such integration may result in unforeseen operational difficulties or require a disproportionate amount of management's attention. Future acquisitions may be financed through the incurrence of additional indebtedness to the extent permitted under the Indenture or through the issuance of capital stock. Furthermore, there can be no assurance that competition for acquisition opportunities in these industries will not escalate, thereby increasing the cost to the Company of making further acquisitions or causing the Company to refrain from making additional acquisitions.

VOLATILITY OF OIL AND GAS PRICES

    The Company's revenues, profitability and future rate of growth are substantially dependent upon prevailing prices for oil and gas and natural gas liquids, which are dependent upon numerous factors such as weather, economic, political and regulatory developments and competition from other sources of energy. The Company is affected more by fluctuations in natural gas prices than oil prices, because a majority of its production is natural gas. The volatile nature of the energy markets and the unpredictability of actions of OPEC members make it particularly difficult to estimate future prices of oil and gas and natural gas liquids. Prices of oil and gas and natural gas liquids are subject to wide fluctuations in response to relatively minor changes in circumstances, and there can be no assurance that future prolonged decreases in such prices will not occur. All of these factors are beyond the control of the Company. Any significant decline in oil and gas prices would have a material adverse effect on the Company's results of operations and financial condition. Although the Company may enter into hedging arrangements from time to time to reduce its exposure to price risks in the sale of its oil and gas, the Company's hedging arrangements are likely to apply to only a portion of its production and provide only limited price protection against fluctuations in the oil and gas markets. See "Business -- Oil and Gas Marketing and Hedging."

RISK OF HEDGING ACTIVITIES

    The Company's use of energy swap and forward sale arrangements to reduce its sensitivity to oil and gas price volatility is subject to a number of risks. If the Company's reserves are not produced at the rates estimated by the Company due to inaccuracies in the reserve estimation process, operational difficulties or regulatory limitations, or otherwise, the Company would be required to satisfy its obligations under potentially unfavorable terms. If the Company enters into financial instrument contracts for the purpose of hedging prices and the estimated production volumes are less than the amount covered by these contracts, the Company would be required to mark-to-market these contracts and recognize any and all losses within the determination period. Further, under financial instrument contracts, the Company may be at risk for basis differential, which is the difference in the quoted financial price for contract settlement and the actual physical point of delivery price. The Company will from time to time attempt to mitigate basis differential risk by entering into physical basis swap contracts. Substantial variations between the assumptions and estimates used by the Company in its hedging activities and actual results experienced could materially adversely affect the Company's anticipated profit margins and its ability to manage risk associated with fluctuations in oil and gas prices. Furthermore, the fixed price sales and hedging contracts limit the benefits the Company will realize if actual prices rise above the contract prices.

    As of January 31, 1998, approximately 20% of the Company's estimated natural gas production for the period of March 1998 through August 1998 was committed to hedging contracts that established a NYMEX floor price which, after adjustment for Btu content, results in an equivalent price to the Company of $2.12 per Mcf. See "Business -- Oil and Gas Marketing and Hedging."

WRITEDOWN OF CARRYING VALUES

    The Company periodically reviews the carrying value of its oil and gas properties under the full cost accounting rules of the Commission. Under these rules, capitalized costs of proved oil and gas properties may not exceed the present value of estimated future net revenues from proved reserves, discounted at 10%. Application of this "ceiling" test generally requires pricing future revenue at the unescalated prices in effect as of the end of each fiscal quarter and requires a write-down for accounting purposes if the ceiling is exceeded, even if prices were depressed for only a short period of time. The Company may be required to write down the carrying value of its oil and gas properties when oil and gas prices are depressed or unusually volatile, which would result in a charge to earnings. Once incurred, a write-down of oil and gas properties is not reversible at a later date.

UNCERTAINTY OF ESTIMATES OF OIL AND GAS RESERVES AND FUTURE NET REVENUES

    This Prospectus contains estimates of the Company's proved oil and gas reserves, the estimated future net revenues therefrom and the discounted present value thereof, as of November 30, 1997, based on a report prepared by Forrest A. Garb & Associates, Inc. ("Garb & Associates") which was audited by Netherland, Sewell & Associates, Inc. ("Netherland & Sewell"). The Netherland & Sewell audit was not a financial audit and was not performed by the Company's independent financial auditors. There are numerous uncertainties inherent in estimating quantities and future values of proved oil and gas reserves, including many factors beyond the control of the Company. Each of the estimates of proved oil and gas reserves, future net revenues and discounted present values relies upon various assumptions, including assumptions required by the Commission as to constant oil and gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. The process of estimating oil and gas reserves is complex, requiring significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir. As a result, such estimates are inherently imprecise. Actual future production, oil and gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and gas reserves may vary substantially from those estimated in the report. Any significant variance in these assumptions could materially affect the estimated quantity and value of reserves set forth in this Prospectus. In addition, the Company's reserves may be subject to downward or upward revision, based upon production history, results of future exploration and development, prevailing oil and gas prices and other factors, many of which are beyond the Company's control. The PV-10 Value of the Company's proved oil and gas reserves does not necessarily represent the current or fair market value of such proved reserves, and the 10% discount rate required by the Commission may not reflect current interest rates, the Company's cost of capital or any risks associated with the development and production of the Company's proved oil and gas reserves. The estimated future net revenues attributable to the Company's proved oil and gas reserves, on a pro forma basis, are based on prices in effect at November 30, 1997 ($3.01 per Mcf of natural gas and $17.81 per Bbl of oil), which may be materially different than actual future prices. As of December 31, 1997, the average prices, on a pro forma basis, were $2.75 per Mcf of natural gas and $15.99 per Bbl of oil.

DRILLING AND OPERATING RISKS

    Oil and gas drilling activities are subject to numerous risks, many of which are beyond the Company's control, including the risk that no commercially productive oil or gas reservoirs will be encountered. The cost of drilling, completing and operating wells is often uncertain, and drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including unexpected drilling conditions, pressure irregularities in formations, equipment failures or accidents, adverse weather conditions, title problems and shortages or delays in the delivery of equipment. The Company's future drilling activities may not be successful and, if unsuccessful, such failure will have an adverse effect on future results of operations and financial condition.

    The Company's properties may be susceptible to hydrocarbon drainage from production by other operators on adjacent properties. Industry operating risks include the risk of fire, explosions, blow-outs, pipe failure, abnormally pressured formations and environmental hazards such as oil spills, gas leaks, ruptures or discharges of toxic gases, the occurrence of any of which could result in substantial losses to the Company due to injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations. In accordance with customary industry practice, the Company maintains insurance against the risks described above. There can be no assurance that any insurance will be adequate to cover losses or liabilities. The Company cannot predict the continued availability of insurance, or its availability at premium levels that justify its purchase.

RISKS RELATING TO INJECTION WELLS

    The Company's saltwater injection operations will pose certain risks of environmental liability to the Company. Although the Company will monitor the injection process, any leakage from the subsurface portions of the wells could cause degradation of fresh groundwater resources, potentially resulting in suspension of operation of the wells, fines and penalties from governmental agencies, expenditures for remediation of the affected resource, and liability to third parties for property damages and personal injuries. In addition, the sale by the Company of residual crude oil collected as part of the saltwater injection process could impose liability on the Company in the event the entity to which the oil was transferred fails to manage the material in accordance with applicable environmental health and safety laws.

DEPENDENCE ON DISTRIBUTION AND PROCESSING SYSTEMS

    The marketability of the Company's oil and gas production depends upon the availability and capacity of gas gathering systems, pipelines and processing facilities, and any lack of availability or capacity could result in the shut-in of producing wells or the delay or discontinuance of development plans for properties. In addition, federal and state regulation of oil and gas production and transportation, general economic conditions and changes in supply and demand could adversely affect the Company's ability to produce and market its oil and gas on a profitable basis.

GOVERNMENTAL REGULATION

    Oil and gas operations are subject to various federal, state and local governmental regulations which may be changed from time to time in response to economic or political conditions. From time to time, regulatory agencies have imposed price controls and limitations on production in order to conserve supplies of oil and gas. In addition, the production, handling, storage, transportation and disposal of oil and gas, by-products thereof and other substances and materials produced or used in connection with oil and gas operations are subject to regulation under federal, state and local laws and regulations. See "Business -- Regulation."

ENVIRONMENTAL RISKS

    The Company is subject to a variety of federal, state and local governmental laws and regulations related to the storage, use, discharge and disposal of toxic, volatile or otherwise hazardous materials. These regulations subject the Company to increased operating costs and potential liability associated with the use and disposal of hazardous materials. Although these laws and regulations have not had a material adverse effect on the Company's financial condition or results of operations, there can be no assurance that the Company will not be required to make material expenditures in the future. Moreover, the Company anticipates that such laws and regulations will become increasingly stringent in the future, which could lead to material costs for environmental compliance and remediation by the Company. See "Business -- Regulation."

    Any failure by the Company to obtain required permits for, control the use of, or adequately restrict the discharge of hazardous substances under present or future regulations could subject the Company to substantial liability or could cause its operations to be suspended. Such liability or suspension of operations could have a material adverse effect on the Company's business, financial condition and results of operations.

COMPETITION

    The Company operates in a highly competitive environment. The Company competes with major and independent oil and gas companies and with individual producers and developers for the acquisition of desirable oil and gas properties, as well as for the equipment and labor required to develop and operate such properties. Many of these competitors have financial and other resources that are substantially greater than those of the Company. See "Business -- Competition."

CONTROL BY CERTAIN STOCKHOLDERS

    At January 31, 1998, three of the Company's directors, two of whom are also executive officers, beneficially owned 2,025,000 shares of Common Stock representing, in the aggregate, approximately 74% of the outstanding Common Stock. As a result, these stockholders are in a position to control the Company. See "Security Ownership of Management and Principal Stockholders."

ABSENCE OF A PUBLIC MARKET FOR THE NOTES

    The Notes will constitute a new issue of securities with no established trading market, and there can be no assurance as to the liquidity of any markets that may develop for the Notes, the ability of the holders of Notes to sell their Notes or the price at which holders would be able to sell their Notes. Future trading prices of the Notes will depend on many factors, including, among others, prevailing interest rates, the Company's operating results and the market for similar securities. The Company does not intend to apply for listing of the Notes on any securities exchange. The Underwriter has informed the Company that it currently intends to make a market for the Notes. However, it is not so obligated, and any such market making may be discontinued at any time without notice. Accordingly, no assurance can be given that an active public or other market will develop for the Notes or as to the liquidity of or the trading market for the Notes. See "Underwriting."

                                  THE COMPANY

    RAM Energy was incorporated in 1987 in Delaware. In October 1987, RAM Energy, as managing general partner, together with New York Life Insurance Company ("New York Life") and an affiliate of RAM Energy, formed RAMCO-NYL 1987 Limited Partnership. From September 1987 through May 1989, RAM Energy, acting on its own behalf and on behalf of the Partnership, completed 13 oil and gas acquisitions at a total cost of approximately $141 million.

    From May 1989 to November 1996, RAM Energy conducted drilling and development activities primarily on behalf of and as the managing general partner of the Partnership. As a result, the Company maintained a relatively stable level of proved reserves and did not acquire significant additional leasehold interests, aggressively develop or explore its existing property base. In November 1996, RAM Energy purchased New York Life's interest in the Partnership, effectively terminating the Partnership's activities on a stand-alone basis.

    In the first quarter of 1997, the Company sold certain of its oil and gas properties located offshore in the Gulf of Mexico, in East Texas and in the Rocky Mountain area for $10.4 million. In September 1997, the Company concluded an acquisition of oil and gas properties in the Mid-Continent Area and in the Louisiana and Mississippi Gulf Coast area for $11.2 million. In December 1997, the Partnership was liquidated and all of its oil and gas properties and other assets were distributed to RAM Energy. See "Business."

    On December 16, 1997, the Company entered into a definitive agreement to purchase Carlton for $43.0 million (subject to closing adjustments), including the repayment of existing Carlton debt. The closing of the Carlton Acquisition is conditioned upon the simultaneous closing of the Offering.

    The Company's principal executive and operating offices are located at Suite 650, Meridian Tower, 5100 E. Skelly Drive, Tulsa, Oklahoma 74135, telephone
(918) 663-2800.

                                USE OF PROCEEDS

    The net proceeds to RAM Energy, Inc. from the issuance and sale of the Notes offered hereby, after deducting the underwriting discount and expenses of the Offering, are estimated to be $108.7 million. The following table illustrates the sources and uses of the net proceeds to the Company, as estimated by the Company's management, in connection with the Offering:

                 SOURCES OF FUNDS                                     USES OF FUNDS
---------------------------------------------------  -----------------------------------------------
                                       (DOLLARS IN THOUSANDS)

Notes...............................    $ 108,700    Carlton Acquisition(1)..............  $  43,000
                                                     Repayment of existing debt(2).......     62,000
                                                     Working capital.....................      3,700
                                      -------------                                        ---------
  Total sources of funds............    $ 108,700    Total uses of funds.................  $ 108,700
                                      -------------                                        ---------
                                      -------------                                        ---------

------------------------

(1) The Carlton Acquisition purchase price is subject to certain adjustments, and includes the repayment of $24.6 million outstanding under Carlton's credit facility, which will be extinguished upon completion of the Carlton Acquisition, and which provided for interest at a weighted average rate of 12.7% at December 31, 1997. See "Business -- The Carlton Acquisition."

(2) Consists of a $62.0 million principal balance under the Credit Facility. The Credit Facility has been amended and restated as a $50.0 million revolving credit facility, effective upon consummation of the Offering and the Carlton Acquisition. Advances under the Credit Facility were used to complete the Partnership Acquisition and other acquisitions and bear interest at varying rates for which the weighted average at December 31, 1997, was 8.8%. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                 CAPITALIZATION

    The following table sets forth at September 30, 1997, the cash and cash equivalents and capitalization of the Company, and to give pro forma effect to the Offering and the application of the net proceeds therefrom as set forth under "Use of Proceeds." This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements included elsewhere in this Prospectus.

                                                                                          AT SEPTEMBER 30, 1997
                                                                                          ---------------------
                                                                                           ACTUAL    PRO FORMA
                                                                                          ---------  ----------
                                                                                               (DOLLARS IN
                                                                                               THOUSANDS)
Cash and cash equivalents...............................................................  $   2,031  $    5,991
                                                                                          ---------  ----------
                                                                                          ---------  ----------
Long-term debt, including current portion:
  Credit Facility(1)....................................................................  $  62,000          --
  11 1/2% Senior Notes due 2008, net of discount........................................         --  $  113,328
  Other indebtedness....................................................................        215         215
                                                                                          ---------  ----------
  Total long-term debt..................................................................     62,215     113,543

Stockholders' equity (deficit)(2):
  Series A Preferred Stock(2)...........................................................          1           1
  Series B Preferred Stock(2)...........................................................          1           1
  Common Stock..........................................................................         22          22
  Paid-in capital.......................................................................      1,493       1,493
  Retained earnings (deficit)...........................................................     (3,080)     (3,080)
                                                                                          ---------  ----------
    Total stockholders' equity (deficit)................................................     (1,563)     (1,563)
                                                                                          ---------  ----------
    Total capitalization................................................................  $  60,652  $  111,980
                                                                                          ---------  ----------
                                                                                          ---------  ----------

------------------------

(1) The Credit Facility has been amended and restated as a $50.0 million revolving credit facility, effective upon consummation of the Offering and the Carlton Acquisition. The initial availability under the amended and restated Credit Facility will be $25.0 million. The Indenture may limit the amount the Company may borrow under the Credit Facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

(2) Before giving effect to the redemption of all outstanding shares of RAM Energy, Inc.'s Series A Preferred Stock and Series B Preferred Stock. In December 1997, RAM Energy, Inc. redeemed all of its outstanding shares of Series A Preferred Stock (none of which were held by officers, directors or holders of Common Stock of the Company) for an aggregate redemption price of $777,140. RAM Energy, Inc. redeemed its Series B Preferred Stock from the holders thereof (all of whom also are holders of Common Stock) in January 1998, for an aggregate redemption price of $696,520. See "Management -- Certain Transactions."

                       SELECTED HISTORICAL AND PRO FORMA
                    FINANCIAL INFORMATION AND OPERATING DATA

PRO FORMA COMBINED FINANCIAL INFORMATION

    The following Pro Forma Combined Statements of Operations and other financial data for the year ended December 31, 1996 and for the nine months ended September 30, 1997 reflect the historical results of the Company, adjusted to give effect to the Offering and the application of the net proceeds therefrom, the completion of the Partnership Acquisition, the completion of the Carlton Acquisition and the consummation of certain other acquisitions and dispositions by the Company as though each of the transactions had occurred on January 1, 1996.

    The Pro Forma Combined Condensed Balance Sheet at September 30, 1997 reflects the historical financial position of the Company as of such date adjusted to give pro forma effect to the Carlton Acquisition and the Offering and the application of the net proceeds therefrom as if they had occurred on September 30, 1997.

    The pro forma adjustments are based upon available information and assumptions that management of the Company believes are reasonable. The Pro Forma Combined Financial Information does not purport to represent the financial position or results of operations which would have occurred had such transactions been consummated on the dates indicated or the Company's financial position or results of operations for any future date or period. The Pro Forma Combined Financial Information and notes thereto should be read in conjunction with the Financial Statements included elsewhere in this Prospectus.

                                RAM ENERGY, INC.

                  PRO FORMA COMBINED STATEMENTS OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1996

                                                                                                  ADJUSTMENTS
                                                   HISTORICAL                -----------------------------------------------------
                                      -------------------------------------     1997         1997
                                      PARTNERSHIP    COMPANY      CARLTON    DISPOSITION  ACQUISITION   COMBINING      OFFERING
                                      -----------  -----------  -----------  -----------  -----------  ------------  -------------
                                        NOTE A                    NOTE B       NOTE C       NOTE D        NOTE E        NOTE F
                                                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:

Operating revenues:
  Oil and gas.......................   $  23,456    $   3,275    $   6,713    $  (5,518)   $   3,974
  Gathering system..................          --           --       14,688
  Management fees...................          --        1,482           22                             $  (1,482)(1)
  Operator overhead fees............          --        1,343          616                                (1,959)(1)
  Consulting fees...................          --          153           --                                  (153)(1)
  Other.............................           7          567          782
                                      -----------  -----------  -----------  -----------  -----------  ------------
    Total operating revenues........      23,463        6,820       22,821       (5,518)       3,974      (3,594)
Operating expenses:
  Oil and gas production............       7,609          827        2,387       (1,943)       1,884
  Other charges to production.......          --           --          754                                  (754)(3)
  Cost of oil and gas purchased.....          --           --        6,657
  Gathering system..................          --           --        1,177
  Depreciation and amortization.....       5,114          990        3,269       (1,452)       1,108       2,915(2)
  Management fees...................       1,482           --           --                                (1,482)(1)
  Operator overhead fees............       1,343           --           --                                (1,343)(1)
  Consulting fees...................          53           --           --                                   (53)(1)
  General and administrative........         325        4,164        2,396                                  (616)(1)
                                                                                                          (1,926)(3) $  (1,087)(8)
                                      -----------  -----------  -----------  -----------  -----------  ------------  -------------
    Total operating expenses........      15,926        5,981       16,640       (3,395)       2,992      (3,259)       (1,087)
                                      -----------  -----------  -----------  -----------  -----------  ------------  -------------

Operating income (loss).............       7,537          839        6,181       (2,123)         982        (335)        1,087

Other income (expense):
  Interest expense..................        (564)        (541)        (326)       1,196       (1,288)     (8,730)(4)    (2,991)(6)
                                                                                                                          (627)(7)
  Interest income...................         114           29          393
  Equity in income of the
    Partnership.....................          --           71           --
  Minority interest in the
    Partnership.....................          --           10           --
                                      -----------  -----------  -----------  -----------  -----------  ------------  -------------
Income (loss) before income taxes...       7,087          408        6,248         (927)        (306)     (9,065)       (2,531)
Income tax provision (benefit)......          --           --        2,324                                (1,015)(5)      (962)(9)
                                      -----------  -----------  -----------  -----------  -----------  ------------  -------------
Net income (loss)...................   $   7,087    $     408    $   3,924    $    (927)   $    (306)  $  (8,050)    $  (1,569)
                                      -----------  -----------  -----------  -----------  -----------  ------------  -------------
                                      -----------  -----------  -----------  -----------  -----------  ------------  -------------
Net income per common share.........
Weighted average common shares
  outstanding (in thousands)........


                                       PRO FORMA
                                      -----------

INCOME STATEMENT DATA:
Operating revenues:
  Oil and gas.......................   $  31,900
  Gathering system..................      14,688
  Management fees...................          22
  Operator overhead fees............          --
  Consulting fees...................          --
  Other.............................       1,356
                                      -----------
    Total operating revenues........      47,966
Operating expenses:
  Oil and gas production............      10,764
  Other charges to production.......          --
  Cost of oil and gas purchased.....       6,657
  Gathering system..................       1,177
  Depreciation and amortization.....      11,944
  Management fees...................          --
  Operator overhead fees............          --
  Consulting fees...................          --
  General and administrative........
                                           3,256
                                      -----------
    Total operating expenses........      33,798
                                      -----------
Operating income (loss).............      14,168
Other income (expense):
  Interest expense..................
                                         (13,871)
  Interest income...................         536
  Equity in income of the
    Partnership.....................          71
  Minority interest in the
    Partnership.....................          10
                                      -----------
Income (loss) before income taxes...         914
Income tax provision (benefit)......         347
                                      -----------
Net income (loss)...................   $     567
                                      -----------
                                      -----------
Net income per common share.........   $    0.21
                                      -----------
                                      -----------
Weighted average common shares
  outstanding (in thousands)........       2,727
                                      -----------
                                      -----------

                           (SEE FOOTNOTES ON PAGE 24)

                                RAM ENERGY, INC.

                  PRO FORMA COMBINED STATEMENTS OF OPERATIONS

                      NINE MONTHS ENDED SEPTEMBER 30, 1997

                                                  HISTORICAL
                                               ----------------
                                               COMPANY                                                            PRO FORMA
                                               -------                                                            ---------
                                                                                  ADJUSTMENTS
                                                                 ----------------------------------------------
                                                        CARLTON     1997        1997     COMBINING    OFFERING
                                                        -------  DISPOSITION   ACQUISITION ---------- ---------
                                                                 -----------   -------
                                                        NOTE B                             NOTE E      NOTE F
                                                                   NOTE C      NOTE D
                                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Operating revenues:
  Oil and gas................................  $16,820  $4,109     $(1,365)    $1,883                              $21,447
  Gathering system...........................      --    7,468                                                       7,468
  Management fees............................      --        8                                                           8
  Operator overhead fees.....................      --      520                           $  (520)(1)                    --
  Other......................................      85      183                                                         268
                                               -------  -------  -----------   -------   ----------               ---------
    Total operating revenues.................  16,905   12,288      (1,365)     1,883       (520)                   29,191
Operating expenses:
  Oil and gas production.....................   4,795    1,593        (341)       749                                6,796
  Other charges to production................      --      377                              (377)(3)                    --
  Cost of oil and gas purchased..............      --    4,785                                                       4,785
  Gathering system...........................      --      569                                                         569
  Depreciation and amortization..............   5,268    2,343        (274)       562        214(2)                  8,113
  General and administrative.................   3,325    1,860                              (520)(1)
                                                                                          (1,298)(3)  $(815)(8)      2,552
                                               -------  -------  -----------   -------   ----------   ---------   ---------
    Total operating expenses.................  13,388   11,527        (615)     1,311     (1,981)      (815)        22,815
                                               -------  -------  -----------   -------   ----------   ---------   ---------

Operating income (loss)......................   3,517      761        (750)       572      1,461        815          6,376

Other income (expense):
  Interest expense...........................  (3,788 ) (2,305 )       897       (966)    (1,404)(4)  (2,372)(6)
                                                                                                       (470)(7)    (10,408)
  Interest income............................      43       46                                                          89
  Minority interest in the Partnership.......     (15 )     --                                                         (15)
                                               -------  -------  -----------   -------   ----------   ---------   ---------
Income (loss) before income taxes............    (243 ) (1,498 )       147       (394)        57      (2,027)       (3,958)
Income tax provision (benefit)...............      --     (559 )                            (175)(5)   (770)(9)     (1,504)
                                               -------  -------  -----------   -------   ----------   ---------   ---------
Net income (loss)............................  $ (243 ) $ (939 )   $   147     $ (394)   $   232      $(1,257)     $(2,454)
                                               -------  -------  -----------   -------   ----------   ---------   ---------
                                               -------  -------  -----------   -------   ----------   ---------   ---------
Net (loss) per common share..................                                                                      $ (0.90)
                                                                                                                  ---------
                                                                                                                  ---------
Weighted average common shares
  outstanding (in thousands).................                                                                        2,727
                                                                                                                  ---------
                                                                                                                  ---------

                           (SEE FOOTNOTES ON PAGE 24)

                                RAM ENERGY, INC.
                   PRO FORMA COMBINED CONDENSED BALANCE SHEET
                             AT SEPTEMBER 30, 1997

                                                                                          ADJUSTMENTS
                                                                HISTORICAL         -------------------------
                                                         ------------------------    CARLTON
                                                           COMPANY      CARLTON    ACQUISITION    OFFERING     PRO FORMA
                                                         -----------  -----------  ------------  -----------  -----------
                                                                              (DOLLARS IN THOUSANDS)
ASSETS

Current assets
  Cash and cash equivalents............................   $   2,031    $     232    $ (43,000)(1) $  46,728(2)  $   5,991
  Restricted cash......................................          --          346                                     346
  Accounts receivable:
    Oil and gas sales..................................       2,898           --                                   2,898
    Joint interest.....................................       1,399        1,270                                   2,669
    Other..............................................          46          214                                     260
  Prepaid expenses.....................................         254          826                                   1,080
                                                         -----------  -----------  ------------  -----------  -----------
      Total current assets.............................       6,628        2,888      (43,000)      46,728        13,244
Property and equipment (net)...........................      60,100       43,306       20,620(1)                 124,026
Other assets...........................................       3,616          403         (403)(1)     4,600(2)      8,216
                                                         -----------  -----------  ------------  -----------  -----------
      Total assets.....................................   $  70,344    $  46,597    $ (22,783)   $  51,328     $ 145,486
                                                         -----------  -----------  ------------  -----------  -----------
                                                         -----------  -----------  ------------  -----------  -----------

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities
  Account payable:
    Oil and gas proceeds due others....................   $   2,855           --                               $   2,855
    Trade..............................................       3,549    $   1,938                                   5,487
    Affiliates.........................................          --           22                                      22
  Accrued liabilities:
    Interest...........................................         401           --                                     401
    Gas balancing liability............................         300           --                                     300
    Other..............................................          98          354                                     452
  Long-term debt due within one year...................       9,244       24,572    $ (24,572)(1) $  (9,029)(2)        215
                                                         -----------  -----------  ------------  -----------  -----------
      Total current liabilities........................      16,447       26,886      (24,572)      (9,029)        9,732
11 1/2% Senior Notes due 2008, net of discount.........          --           --                   113,328(2)    113,328
Other long-term debt due after one year................      52,971           --                   (52,971)(2)         --
Deferred tax liability.................................          --       20,445        1,055(1)                  21,500
Other..................................................       2,489           --                                   2,489
Redeemable preferred stock.............................          --          550         (550)(4)                     --
Stockholders' equity (deficit).........................      (1,563)      (1,284)       1,284(1)                  (1,563)
                                                         -----------  -----------  ------------  -----------  -----------
      Total liabilities and stockholders' equity
        (deficit)......................................   $  70,344    $  46,597    $ (22,783)   $  51,328     $ 145,486
                                                         -----------  -----------  ------------  -----------  -----------
                                                         -----------  -----------  ------------  -----------  -----------

                           (SEE FOOTNOTES ON PAGE 24)

                                RAM ENERGY, INC.

               NOTES TO PRO FORMA COMBINED FINANCIAL INFORMATION

STATEMENTS OF OPERATIONS

NOTE A --

    The historical results of the Partnership are presented for the eleven months ended November 30, 1996 (prior to the acquisition by RAM Energy effective November 30, 1996). Combining adjustments are included in Note E to eliminate charges in 1996 by RAM Energy to the Partnership and to recalculate depreciation and amortization to reflect the revised basis in Partnership assets acquired by RAM Energy.

NOTE B --

    The historical results of Carlton are presented as follows:

    YEAR ENDED DECEMBER 31, 1996. The eight months ended August 31, 1996 of the predecessor to Carlton are combined with the four months results of Carlton after its acquisition of the predecessor on September 1, 1996. Prior to such date, Carlton's activities were insignificant. The impact of changes in the asset values on depreciation and amortization following Carlton's acquisition were not given separate pro forma effect as the adjustment to consider the Carlton Acquisition and the resulting valuation of its assets are considered in Note E.

    NINE MONTHS ENDED SEPTEMBER 30, 1997 include the historical results of Carlton for such period.

NOTE C --

    Adjustments to reduce the Company's historical oil and gas revenues and related costs of certain producing oil and gas properties sold in March 1997, for the periods prior to their sale.

NOTE D --

    Adjustments to increase oil and gas revenues and related costs for the periods prior to the purchase by the Company in August 1997 of certain producing oil and gas properties.

NOTE E --

    Adjustments to combine the entities and properties presented including elimination of transactions between entities; adjustment of depreciation and amortization to consider carrying amounts after purchase allocations and application of the full cost method of accounting to acquired properties; interest on debt incurred or reduced by the transactions; adjustments to costs and expenses to give effect to contractual terms of the Carlton Acquisition; and adjustment of income taxes resulting from other adjustments. Such adjustments include:

    (1) Elimination of fees billed to the Partnership prior to its acquisition by RAM Energy, together with related expenses of the Partnership and reclassification of operator fees recorded by Carlton as recovery of expenses applied on the full cost method of accounting.

    (2) Adjust depreciation and amortization to reflect changes in the asset values after acquisitions:

                                                     YEAR ENDED       NINE MONTHS ENDED
                                                  DECEMBER 31, 1996  SEPTEMBER 30, 1997
                                                  -----------------  -------------------
                                                          (DOLLARS IN THOUSANDS)
Acquired basis..................................      $  11,944           $   8,113
Historical basis................................          9,029               7,899
                                                        -------             -------
Adjustment......................................      $   2,915           $     214
                                                        -------             -------
                                                        -------             -------

    (3) The stock purchase agreement executed on December 16, 1997 by RAM Energy to acquire Carlton, attached as Exhibit 2 to the Registration Statement, provides that Corporate Employees (defined therein) will resign or be terminated by closing of the Carlton Acquisition and that the Company will assign Excluded Assets (defined therein) to the selling stockholders of Carlton prior to such closing.

    Adjustments resulting from contractual requirements of the Carlton stock purchase agreement to exclude costs and expenses of Corporate Employees identified and required in such agreement to resign or be terminated at

                                RAM ENERGY, INC.

NOTE E -- (CONTINUED)
    closing of the Carlton Acquisition and Excluded Assets identified and to be retained by the selling stockholders of Carlton at such closing:

                                                                         YEAR ENDED        NINE MONTHS ENDED
                                                                      DECEMBER 31, 1996   SEPTEMBER 30, 1997
                                                                     -------------------  -------------------
                                                                              (DOLLARS IN THOUSANDS)
Salaries and related benefits of Corporate Employees to be
 terminated by the closing of the Carlton Acquisition..............       $   2,159            $   1,079
Rental and other costs associated with Excluded Assets.............             521                  596
                                                                             ------               ------
Total costs and expenses eliminated at the closing of the Carlton
 Acquisition.......................................................       $   2,680            $   1,675
                                                                             ------               ------
                                                                             ------               ------
Included in Carlton historical results as:
  General and administrative.......................................       $   1,926            $   1,298
  Other charges to production......................................             754                  377
                                                                             ------               ------
                                                                          $   2,680            $   1,675
                                                                             ------               ------
                                                                             ------               ------

    (4) Additional interest expense resulting from acquisitions:

                                                                                         NINE MONTHS
                                                                     YEAR ENDED             ENDED
                                                                  DECEMBER 31, 1996  SEPTEMBER 30, 1997
                                                                  -----------------  -------------------
                                                                          (DOLLARS IN THOUSANDS)
Partnership -- $60.0 million in debt (eleven months in 1996)....      $   4,675
Less actual.....................................................           (564)
                                                                        -------
Incremental -- Partnership......................................          4,111
                                                                        -------
Carlton -- $43.0 million in debt at 11 1/2%.....................          4,945           $   3,709
Less actual.....................................................           (326)             (2,305)
                                                                        -------             -------
Incremental -- Carlton..........................................          4,619               1,404
                                                                        -------             -------
Total incremental...............................................      $   8,730           $   1,404
                                                                        -------             -------
                                                                        -------             -------

    (5) Income tax effect of inclusion of the Partnership and adjustments to Combined amounts at 38%:

  Year ended December 31, 1996...........................      $  (1,015)
                                                                 -------
                                                                 -------
  Nine months ended September 30, 1997...................                          $    (175)
                                                                                       -----
                                                                                       -----

                                RAM ENERGY, INC.

NOTE F --

    Effects of the Offering as follows:

                                                                                               NINE MONTHS
                                                                           YEAR ENDED             ENDED
                                                                        DECEMBER 31, 1996  SEPTEMBER 30, 1997
                                                                        -----------------  -------------------
                                                                                (DOLLARS IN THOUSANDS)
(6)        Incremental interest expense of Offering, net of amounts
             allocated to acquisitions:

           $115.0 million of Senior Notes (at 11 1/2%) due 2008.......      $  13,225           $   9,919
           Interest on other debt.....................................             19                  19
                                                                              -------             -------
                                                                               13,244               9,938
           Allocated to transactions and actual.......................         10,253               7,566
                                                                              -------             -------
           Incremental................................................      $   2,991           $   2,372
                                                                              -------             -------
                                                                              -------             -------
(7)        Additional amortization related to deferred offering costs
             and discount on debt issuance............................      $     627           $     470
                                                                              -------             -------
                                                                              -------             -------
(8)        In connection with the Offering, officers of RAM Energy have executed new employment and other agreements and the RAM Energy board of directors adopted resolutions which reduced executive and director compensation, attached as Exhibits 10.5 and 10.6 to the Registration Statement and
             described in "Management--Employment and Severance Agreements."

           Reductions in general and administrative expense for
             reduced executive compensation to reflect new employment
             agreements executed in connection with the Offering......      $  (1,087)          $    (815)
                                                                              -------             -------
                                                                              -------             -------
(9)        Tax effect of adjustments at 38%...........................      $    (962)          $    (770)
                                                                              -------             -------
                                                                              -------             -------

                                RAM ENERGY, INC.

BALANCE SHEET

(1)        Record the Carlton Acquisition as if consummated on September 30, 1997:
           Purchase price..............................................................  $  43,000
                                                                                         ---------
                                                                                         ---------
           Retirement of Carlton debt..................................................  $  24,572
                                                                                         ---------
                                                                                         ---------
           Redemption of preferred stock...............................................  $     550
                                                                                         ---------
                                                                                         ---------
           Allocation to property and equipment:
           Purchase price -- oil and gas properties....................................  $  26,000
           Purchase price -- gathering system..........................................     17,000
           Deferred income taxes.......................................................     21,500
                                                                                         ---------
                                                                                            64,500
           Carlton -- historical.......................................................     43,306
                                                                                         ---------
                                                                                            21,194
           Allocation to other assets and liabilities, net.............................        574
                                                                                         ---------
           Adjustment..................................................................  $  20,620
                                                                                         ---------
                                                                                         ---------
(2)        Record net proceeds of Offering and retirement of existing debt of Company:
           11 1/2% Senior Notes due 2008...............................................  $ 115,000
           Less discount of $1,672, issuance costs and expenses........................      6,272
                                                                                         ---------
           Net proceeds from the Offering..............................................    108,728
           Retirement of other long-term debt..........................................     62,000
                                                                                         ---------
           Net proceeds after retirement of existing long-term debt....................  $  46,728
                                                                                         ---------
                                                                                         ---------

OTHER FINANCIAL DATA

                                                                                        PRO FORMA
                                                                          -------------------------------------
                                                                          DECEMBER 31, 1996  SEPTEMBER 30, 1997
                                                                          -----------------  ------------------
                                                                                 (DOLLARS IN THOUSANDS)
Adjusted EBITDA(1)......................................................      $  26,729          $   14,563
Ratio of:
  Earnings to fixed charges(2)..........................................           1.07x                 --
  Adjusted EBITDA to interest expense...................................           1.93x               1.40x
  Long-term debt to Adjusted EBITDA(3)..................................             --                5.93x
  Net debt to Adjusted EBITDA(3)........................................             --                5.63x

Definitions applicable to other financial data are as follows:

    (1) Adjusted EBITDA is defined as earnings before interest expense, income taxes, depreciation and amortization and writedown of related oil and gas properties and equipment. Adjusted EBITDA is not a measure of cash flow as determined by GAAP. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, net income or cash flow as determined in accordance with GAAP or as an indicator of a company's operating performance or liquidity. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company's financial performance, such as a company's cost of capital and tax structure, as well as historic costs of depreciable assets, none of which are components of Adjusted EBITDA. The Company's computation of Adjusted EBITDA may not be comparable to other similarly titled measures of other companies. The Company believes that Adjusted EBITDA is a widely followed measure of operating performance and may also be used by investors to measure the Company's ability to meet future debt service requirements, if any.

    (2) For purposes of computing the ratio of earnings to fixed charges, earnings are computed as income from continuing operations before taxes, plus fixed charges. Fixed charges consist of interest expense and amortization of costs incurred in connection with the Offering. For the Company, on a pro forma basis, earnings were insufficient to cover fixed charges by approximately $3,958,000 for the nine months ended September 30, 1997.

    (3) The ratio of long-term debt outstanding to Adjusted EBITDA is computed on the basis of annualized Adjusted EBITDA for periods shorter than one year. The ratio of net debt to Adjusted EBITDA is the ratio of long-term debt outstanding, including the current portion thereof, less cash and cash equivalents, to Adjusted EBITDA, annualized for periods shorter than one year.

PARTNERSHIP HISTORICAL FINANCIAL INFORMATION AND OTHER FINANCIAL DATA

    The following tables set forth selected historical financial information and other financial data of the Partnership for the periods shown. The following information should be read in conjunction with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements included elsewhere in this Prospectus.

                                                                                                      ELEVEN MONTHS
                                                                    YEAR ENDED DECEMBER 31,               ENDED
                                                              ------------------------------------    NOVEMBER 30,
                                                               1992      1993      1994     1995         1996(1)
                                                              -------  --------  --------  -------  -----------------
                                                                              (DOLLARS IN THOUSANDS)
INCOME STATEMENT DATA:
Operating revenues:
  Oil and gas...............................................  $31,093  $ 30,005  $ 24,481  $21,802       $23,456
  Other.....................................................      164        74        60      139             7
                                                              -------  --------  --------  -------       -------
    Total operating revenues................................   31,257    30,079    24,541   21,941        23,463
Operating expenses:
  Oil and gas production....................................   11,809    11,230     9,839    9,902         7,609
  Depreciation and amortization.............................   13,860    14,526    11,608    9,808         5,114
  Writedown of oil and gas properties and equipment.........       --    15,100     8,700       --            --
  Management fees(2)........................................    1,418     1,518     1,555    1,606         1,482
  Operator overhead fees(2).................................    1,805     1,756     1,746    1,686         1,343
  General and administrative................................      897       676       676      502           378
                                                              -------  --------  --------  -------       -------
    Total operating expense.................................   29,789    44,806    34,124   23,504        15,926
                                                              -------  --------  --------  -------       -------
Operating income (loss).....................................    1,468   (14,727)   (9,583)  (1,563)        7,537

Other income (expense):
  Interest expense..........................................     (412)     (477)     (587)    (809)         (564)
  Interest income...........................................       40        50        41       59           114
                                                              -------  --------  --------  -------       -------
Net income (loss)...........................................  $ 1,096  $(15,154) $(10,129) $(2,313)      $ 7,087
                                                              -------  --------  --------  -------       -------
                                                              -------  --------  --------  -------       -------

                                                                        AT DECEMBER 31,
                                                              ------------------------------------   AT NOVEMBER 30,
                                                               1992      1993      1994     1995          1996
                                                              -------  --------  --------  -------  -----------------
                                                                              (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $   885  $    353  $    356  $ 1,266       $ 1,102
Net property and equipment..................................   89,405    68,701    54,663   49,601        46,198
Total assets................................................  101,969    76,075    62,967   57,208       115,611
Long-term debt, including currrent portion..................   10,000    10,000    10,000   10,000        62,800
Total partners' equity......................................   83,797    61,534    47,775   43,166        48,120

                                                                                                      ELEVEN MONTHS
                                                                    YEAR ENDED DECEMBER 31,               ENDED
                                                              ------------------------------------    NOVEMBER 30,
                                                               1992      1993      1994     1995         1996(1)
                                                              -------  --------  --------  -------  -----------------
                                                                              (DOLLARS IN THOUSANDS)
OTHER FINANCIAL DATA:
Cash flow from operating activities.........................  $14,166  $ 15,492  $  9,969  $ 7,478       $10,837
Cash flow from investing activities.........................  (10,794)   (8,915)   (5,336)  (5,273)      (61,621)
Cash flow from financing activities.........................   (3,051)   (7,109)   (4,630)  (1,295)       50,620
Capital expenditures........................................    9,496     8,407     4,325    5,380         3,310
Adjusted EBITDA(3)..........................................   15,368    14,949    10,766    8,304        12,765
Ratio of earnings to fixed charges(4).......................     3.66x       --        --       --         13.57x

                           (SEE FOOTNOTES ON PAGE 30)

RAM ENERGY HISTORICAL FINANCIAL INFORMATION AND OTHER FINANCIAL DATA

    The following tables set forth selected historical financial information and other financial data of RAM Energy for the periods shown. The following information should be read in conjunction with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements included elsewhere in this Prospectus.

                                                                                            YEAR ENDED DECEMBER 31,
                                                                                   ------------------------------------------
                                                                                     1992       1993       1994       1995
                                                                                   ---------  ---------  ---------  ---------
                                                                                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE
                                                                                                     DATA)
INCOME STATEMENT DATA:
Operating revenues:
  Oil and gas....................................................................  $     224  $     236  $     153  $     166
  Gathering system...............................................................         --         --         --         --
  Management fees(2).............................................................      1,548      1,545      1,555      1,606
  Operator overhead fees(2)......................................................      1,805      1,756      1,746      1,686
  Consulting fees(2).............................................................      1,959      1,927        236        163
  Other..........................................................................        369         93        120         84
                                                                                   ---------  ---------  ---------  ---------
    Total operating revenues.....................................................      5,905      5,557      3,810      3,705
Operating expenses:
  Oil and gas production.........................................................         84         80         76         77
  Cost of oil and gas purchased..................................................         --         --         --         --
  Gathering system...............................................................         --         --         --         --
  Depreciation and amortization..................................................        650        663        406        353
  General and administrative.....................................................      4,523      4,310      3,279      3,364
                                                                                   ---------  ---------  ---------  ---------
    Total operating expense......................................................      5,257      5,053      3,761      3,794
                                                                                   ---------  ---------  ---------  ---------

Operating income (loss)..........................................................        648        504         49        (89)

Other income (expense):
  Interest expense...............................................................       (278)       (45)       (23)       (18)
  Interest income................................................................         88        106         75         73
  Equity in income of the Partnership............................................         --         --         --         --
  Minority interest in the Partnership...........................................         --         --       (101)       (23)
                                                                                   ---------  ---------  ---------  ---------
Net income (loss)................................................................  $     458  $     565  $       0  $     (57)
                                                                                   ---------  ---------  ---------  ---------
                                                                                   ---------  ---------  ---------  ---------
Net income (loss) per common share...............................................  $    0.17  $    0.21  $    0.00  $   (0.02)
                                                                                   ---------  ---------  ---------  ---------
                                                                                   ---------  ---------  ---------  ---------
Weighted average common shares outstanding (in thousands)........................      2,727      2,727      2,727      2,727
                                                                                   ---------  ---------  ---------  ---------
                                                                                   ---------  ---------  ---------  ---------


                                                                                               NINE MONTHS ENDED
                                                                                                 SEPTEMBER 30,
                                                                                              --------------------
                                                                                    1996(1)    1996(1)     1997
                                                                                   ---------  ---------  ---------

INCOME STATEMENT DATA:
Operating revenues:
  Oil and gas....................................................................  $   3,275  $     148  $  16,820
  Gathering system...............................................................         --         --         --
  Management fees(2).............................................................      1,482      1,225         --
  Operator overhead fees(2)......................................................      1,343      1,108         --
  Consulting fees(2).............................................................        153         91         --
  Other..........................................................................        567         78         85
                                                                                   ---------  ---------  ---------
    Total operating revenues.....................................................      6,820      2,650     16,905
Operating expenses:
  Oil and gas production.........................................................        827         62      4,795
  Cost of oil and gas purchased..................................................         --         --         --
  Gathering system...............................................................         --         --         --
  Depreciation and amortization..................................................        990        264      5,268
  General and administrative.....................................................      4,164      2,517      3,325
                                                                                   ---------  ---------  ---------
    Total operating expense......................................................      5,981      2,843     13,388
                                                                                   ---------  ---------  ---------
Operating income (loss)..........................................................        839       (193)     3,517
Other income (expense):
  Interest expense...............................................................       (541)       (14)    (3,788)
  Interest income................................................................         29         22         43
  Equity in income of the Partnership............................................         71         --         --
  Minority interest in the Partnership...........................................         10         55        (15)
                                                                                   ---------  ---------  ---------
Net income (loss)................................................................  $     408  $    (130) $    (243)
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------
Net income (loss) per common share...............................................  $    0.15  $   (0.05) $   (0.09)
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------
Weighted average common shares outstanding (in thousands)........................      2,727      2,727      2,727
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------

                                                                                                AT DECEMBER 31,
                                                                                   ------------------------------------------
                                                                                     1992       1993       1994       1995
                                                                                   ---------  ---------  ---------  ---------
                                                                                             (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents........................................................  $   4,731  $   2,211  $   1,426  $     524
Net property and equipment.......................................................      1,671      1,317      1,014        995
Total assets.....................................................................     16,524     10,335     10,263      6,485
Long-term debt, including current portion........................................      2,319      1,254        618         49
Stockholders' equity (deficit)(5)................................................     (2,106)    (1,541)    (1,571)    (1,729)

                                                                                                AT SEPTEMBER 30,
                                                                                              --------------------
                                                                                     1996       1996       1997
                                                                                   ---------  ---------  ---------

BALANCE SHEET DATA:
Cash and cash equivalents........................................................  $   1,607  $     838  $   2,031
Net property and equipment.......................................................     54,738        946     60,100
Total assets.....................................................................     71,410      6,030     70,344
Long-term debt, including current portion........................................     62,984        128     62,215
Stockholders' equity (deficit)(5)................................................     (1,321)    (1,858)    (1,563)

                                                                                            YEAR ENDED DECEMBER 31,
                                                                                   ------------------------------------------
                                                                                     1992       1993       1994       1995
                                                                                   ---------  ---------  ---------  ---------
                                                                                             (DOLLARS IN THOUSANDS)
OTHER FINANCIAL DATA:
Cash flow from operating activities..............................................  $   3,534  $    (664) $     144  $    (233)
Cash flow from investing activities..............................................        (36)      (234)      (312)        (8)
Cash flow from financing activities..............................................       (971)    (1,622)      (617)      (662)
Capital expenditures.............................................................        162        305         79        335
Adjusted EBITDA(3)...............................................................      1,386      1,273        429        314
Ratio of earnings to fixed charges(4)............................................       2.64x     13.56x      1.00x        --


                                                                                               NINE MONTHS ENDED
                                                                                                 SEPTEMBER 30,
                                                                                              --------------------
                                                                                    1996(1)    1996(1)     1997
                                                                                   ---------  ---------  ---------

OTHER FINANCIAL DATA:
Cash flow from operating activities..............................................  $      70  $     405  $   6,421
Cash flow from investing activities..............................................    (59,102)      (170)    (5,227)
Cash flow from financing activities..............................................     60,116        (79)      (770)
Capital expenditures.............................................................        250        187     14,692
Adjusted EBITDA(3)...............................................................      1,939        148      8,813
Ratio of earnings to fixed charges(4)............................................       1.75x        --         --

                           (SEE FOOTNOTES ON PAGE 30)

--------------------------

(1) RAM Energy acquired the limited partner's interest in the Partnership on November 30, 1996 in the Partnership Acquisition. For periods following that date, the Partnership and RAM Energy are presented on a consolidated basis. The Partnership (on an unconsolidated basis) includes the first 11 months of 1996; the Company includes one month (December 1996) of Partnership data on a consolidated basis.

(2) Under the terms of the Partnership's partnership agreement, RAM Energy was reimbursed by the Partnership for management fees, operator overhead fees and certain consulting fees. The Partnership capitalized the consulting fees.

(3) Adjusted EBITDA is defined as earnings before interest expense, income taxes, depreciation and amortization and writedown of related oil and gas properties and equipment. Adjusted EBITDA is not a measure of cash flow as determined by GAAP. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, net income or cash flow as determined in accordance with GAAP or as an indicator of a company's operating performance or liquidity. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company's financial performance, such as a company's cost of capital and tax structure, as well as historic costs of depreciable assets, none of which are components of Adjusted EBITDA. The Company's computation of Adjusted EBITDA may not be comparable to other similarly titled measures of other companies. The Company believes that Adjusted EBITDA is a widely followed measure of operating performance and may also be used by investors to measure the Company's ability to meet future debt service requirements, if any.

(4) For the Partnership, earnings were insufficient to cover fixed charges by approximately $15,154,000, $10,129,000 and $2,313,000 for the years ended
    December 31, 1993, 1994 and 1995, respectively. For RAM Energy, earnings were insufficient to cover fixed charges by approximately $57,000 for the year ended December 31, 1995 and by approximately $130,000 and $243,000 for the nine months ended September 30, 1996 and 1997, respectively. For purposes of computing the ratio of earnings to fixed charges, earnings are computed as income from continuing operations before taxes, plus fixed charges. For the historical periods, fixed charges consist of interest expense.

(5) Before giving effect to the redemption of all outstanding shares (77,714 shares) of RAM Energy, Inc.'s Series A Preferred Stock at a redemption price of $10.00 per share and the redemption of all outstanding shares (69,652 shares) of its Series B Preferred Stock at a redemption price of $10.00 per share. See "Capitalization" and "Management -- Certain Transactions."

HISTORICAL AND PRO FORMA OPERATING DATA

    The following table sets forth selected Partnership and Company operating data for the periods shown and on a pro forma basis to give effect to the Offering and the application of the net proceeds therefrom, the completion of the Partnership Acquisition, the completion of the Carlton Acquisition and the consummation of certain other acquisitions and dispositions. Prior to November 30, 1996, RAM Energy did not own significant reserves and, therefore no historical operating data is provided for RAM Energy.

                                                        PARTNERSHIP                                  COMPANY
                                -----------------------------------------------------------  ------------------------
                                                YEAR ENDED                                          YEAR ENDED
                                               DECEMBER 31,                     ELEVEN             DECEMBER 31,
                                                                             MONTHS ENDED    ------------------------
                                ------------------------------------------   NOVEMBER 30,                  PRO FORMA
                                  1992       1993       1994       1995         1996(1)         1996        1996(2)
                                ---------  ---------  ---------  ---------  ---------------  -----------  -----------

OPERATING DATA
Production volumes:
  Natural gas (MMcf)..........      9,503      9,515      9,403      9,700         7,594            711       10,645
  Oil and condensate
    (MBbls)...................        760        644        534        463           387             38          487
  Total (MMcfe)...............     14,065     13,382     12,605     12,476         9,914            941       13,568
Average realized prices(3):
  Natural gas (per Mcf).......  $    1.74  $    2.00  $    1.71  $    1.44     $    2.04      $    3.34    $    2.07
  Oil and condensate (per
    Bbl)......................      19.10      17.01      15.75      16.86         20.59          23.39        20.34
  Per Mcfe....................       2.21       2.24       1.94       1.75          2.37           3.48         2.35
Expenses (per Mcfe):
  Lease operating (including
    production taxes).........       0.84       0.84       0.78       0.79          0.77           0.88         0.79
  Depreciation and
    amortization..............       0.99       1.09       0.92       0.79          0.52           1.05         0.88
  General and
    administrative(4).........       0.29       0.30       0.32       0.30          0.32           1.26         0.24


                                  PARTNERSHIP             COMPANY
                                ---------------  --------------------------
                                      NINE MONTHS ENDED SEPTEMBER 30,
                                -------------------------------------------
                                                                 PRO FORMA
                                     1996            1997         1997(2)
                                ---------------  -------------  -----------
OPERATING DATA
Production volumes:
  Natural gas (MMcf)..........         6,192           5,263         6,931
  Oil and condensate
    (MBbls)...................           313             235           307
  Total (MMcfe)...............         8,072           6,675         8,774
Average realized prices(3):
  Natural gas (per Mcf).......     $    2.02       $    2.31     $    2.25
  Oil and condensate (per
    Bbl)......................         19.99           19.81         19.15
  Per Mcfe....................          2.32            2.52          2.44
Expenses (per Mcfe):
  Lease operating (including
    production taxes).........          0.76            0.72          0.77
  Depreciation and
    amortization..............          0.52            0.79          0.92
  General and
    administrative(4).........          0.32            0.50          0.29

----------------------------------

(1) Partnership operations were effectively terminated on a stand-alone basis on November 30, 1996 upon consummation of the Partnership Acquisition.

(2) Pro forma to reflect the Offering and the application of the net proceeds therefrom, the Partnership Acquisition, the Carlton Acquisition and certain other acquisitions and dispositions as if they had occurred on January 1, 1996.

(3) Reflects the actual realized prices received by the Company, including the results of the Company's hedging activities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(4) For the Partnership, includes management fees and operator overhead fees charged to the Partnership by RAM Energy during 1992, 1993, 1994, 1995 and the 1996 periods. For the Company, general and administrative expense is net of management fees, operator overhead fees and consulting fees, if any, received by RAM Energy from the Partnership.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

GENERAL

    RAM Energy is an independent oil and gas company engaged in the acquisition, development and production of oil and gas properties primarily in the Mid-Continent Area and the Permian Basin.

    Prior to December 1996, RAM Energy conducted drilling and development activities on behalf of and as the managing general partner of the Partnership. The Partnership's objective was to replace reserves through a limited development drilling program and to distribute cash flows from operating activities. In November 1996, RAM Energy acquired the limited partner's interest in the Partnership. The historical financial information and operating data discussed in detail for the periods ended December 31, 1994 through December 31, 1996 are those of the Partnership, whose operations were effectively terminated on a stand-alone basis on November 30, 1996 as a result of the Partnership Acquisition. Results for 1996 also include December 1996 results of the Company, following the Partnership Acquisition. The financial information and operating data discussed in detail for the periods ended September 30, 1996 and 1997 are those of the Partnership for the 1996 period and those of the Company for the 1997 period. A summary discussion of RAM Energy's financial results for the periods ended December 31, 1994 through December 31, 1996 follows "-- Quarterly Results of Operations."

    As the result of certain acquisitions and dispositions of oil and gas properties, operating results may not be comparable from period to period. In the first quarter of 1997, the Company sold certain non-core properties for $10.4 million. In September 1997, the Company concluded the acquisition of certain interests in oil and gas properties from Quarles Drilling Corporation for $11.2 million. On December 16, 1997 the Company entered into a definitive agreement to purchase Carlton for $43.0 million (subject to closing adjustments), including the repayment of existing Carlton debt. The closing of the Carlton Acquisition is conditioned upon the simultaneous closing of the Offering.

    The Company's revenue, profitability and cash flow are substantially dependent upon prevailing prices for oil and gas and the volumes of oil and gas it produces. In addition, the Company's proved reserves and oil and gas production will decline as oil and gas are produced unless the Company is successful in acquiring producing properties or conducts successful exploration and development drilling activities.

    The Company uses the full cost method of accounting for its investment in oil and gas properties. Under the full cost method of accounting, all costs of acquisition, exploration and development of oil and gas reserves are capitalized into a "full cost pool" as incurred, and properties in the pool are amortized and charged to operations using the future recoverable units of production method based on the ratio of current production to total proved reserves, computed based on current prices and costs. Significant downward revisions of quantity estimates or declines in oil and gas prices that are not offset by other factors could result in a writedown for impairment of the carrying value of oil and gas properties. Once incurred, a writedown of oil and gas properties is not reversible at a later date, even if oil or gas prices increase.

    As of January 31, 1998, approximately 20% of the Company's estimated natural gas production for the period of March 1998 through August 1998 was committed to hedging contracts that established a NYMEX floor price which, after adjustment for Btu content, results in an equivalent price to the Company of $2.12 per Mcf. The Company has not established a formal policy or parameters with respect to hedging its natural gas production. See "Business -- Oil and Gas Marketing and Hedging."

    All of the Company's computers and operating systems are Year 2000 compliant. Mainframe business software will be modified during 1998 and 1999 at a cost estimated to be less than $100,000.

RESULTS OF OPERATIONS

    NINE MONTHS ENDED SEPTEMBER 30, 1997 COMPARED TO NINE MONTHS ENDED SEPTEMBER
     30, 1996

    The Company's results of operations for the nine months ended September 30, 1997 are compared herein to the Partnership's results of operations for the nine months ended September 30, 1996. The results of operations for the nine months ended September 30, 1996 exclude the results of operations for RAM Energy, Inc. Because RAM Energy, Inc.'s results are excluded from the nine months ended September 30, 1996, the nine month periods discussed herein may not be comparable.

    OPERATING REVENUES. Operating revenues decreased by $1.8 million, or 10%, for the nine months ended September 30, 1997, compared to the year earlier period, primarily due to overall production volume decreases resulting from the sale of non-core properties, partially offset by increases in average realized oil and gas prices.

    The following table summarizes production volumes, average sales prices and period to period comparisons, including the effect on operating revenues, for the periods indicated:

                                    NINE MONTHS ENDED
                                      SEPTEMBER 30,
                                 ------------------------          1997 PERIOD COMPARED
                                                                      TO 1996 PERIOD
                                 PARTNERSHIP    COMPANY    ------------------------------------
                                 -----------  -----------    % INCREASE      OPERATING REVENUE
                                    1996         1997        (DECREASE)     INCREASE (DECREASE)
                                 -----------  -----------  ---------------  -------------------
                                                                                (DOLLARS IN
                                                                                THOUSANDS)
Production volumes:
  Core areas:
    Natural gas (MMcf).........       5,076        4,990            (2)%         $    (165)
    Oil (MBbls)................         234          215            (8)%              (380)
  Non-core areas:
    Natural gas (MMcf).........       1,116          272           (76)%            (1,938)
    Oil (MBbls)................          79           20           (75)%            (1,184)
  Total production:
    Natural gas (MMcf).........       6,192        5,263           (15)%            (2,103)
    Oil (MBbls)................         313          235           (25)%            (1,564)

Average sale prices:
    Natural gas (per Mcf)......   $    2.02    $    2.31            15%          $   1,781
    Oil (per Bbl)..............       19.99        19.81            (1)%               (39)

    Production of oil and gas decreased by 25% and 15%, respectively, for the nine months ended September 30, 1997, compared to the prior year period, due primarily to the sale in the first quarter of 1997 of certain non-core properties located offshore Gulf of Mexico, in the Rocky Mountain area and in east Texas. This decrease in production resulted in a decrease in operating revenues of $3.7 million. For the nine months ended September 30, 1997, the average realized natural gas price was $2.31 per Mcf, an increase of 15%, and the average realized price of oil was $19.81 per Bbl, essentially unchanged, compared to the nine months ended September 30, 1996. Changes in oil and gas prices resulted in increased operating revenues of $1.7 million.

    OIL AND GAS PRODUCTION EXPENSE. Oil and gas production expense decreased by $1.4 million, or 22%, for the nine months ended September 30, 1997, compared to the same period in 1996. The oil and gas production expense was $0.72 per Mcfe for the nine months ended September 30, 1997, a decrease of 5% from $0.76 per Mcfe for the same period in 1996. This decrease in costs was attributable primarily to the sale of certain higher cost non-core properties, discussed above.

    GENERAL AND ADMINISTRATIVE ("G&A") EXPENSE. G&A expense, including management and operator overhead fees, increased by $767,000, or 30%, for the nine months ended September 30, 1997 and was $0.50 per Mcfe, an increase of 56% compared to the prior year period, due primarily to the Company's increased acquisition activity and the addition of technical staff to accommodate the Company's increased inventory of development drilling opportunities. Per unit increases were also impacted by decreased production associated with the sale of non-core properties, which production declines were not offset by acquisitions which occurred subsequent to such property sales.

    DEPRECIATION AND AMORTIZATION ("D&A") EXPENSE. D&A expense increased by $1.1 million, or 27%, for the nine months ended September 30, 1997 and was $0.79 per Mcfe, an increase of 52% from the prior year period, due primarily to the Partnership Acquisition.

    INTEREST EXPENSE. Interest expense increased by $3.3 million for the nine months ended September 30, 1997, compared to the prior year period, due to additional borrowings by the Company of $62.8 million in November 1996 to fund the Partnership Acquisition. The average interest rate also increased by 1% on the revolving portion of the Credit Facility, and approximately 4% on the term portion of that facility compared to the average interest rate on the Partnership's previous credit facility.

    NET INCOME (LOSS). Due to the factors described above, net income decreased $5.7 million to a loss of $243,000 for the nine months ended September 30, 1997, compared to the same period in 1996.

    YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

    The results of operations for the year ended December 31, 1996, discussed herein, include results for the Partnership through November 30, 1996, the date of the Partnership Acquisition at which time the Partnership's operations were effectively terminated on a stand-alone basis, combined with results for RAM Energy for the year 1996. The results of operations for the year ended December 31, 1995, discussed herein, are those of the Partnership. Because RAM Energy's results are excluded from the year ended December 31, 1995, the annual periods disclosed herein may not be comparable. The following table illustrates the combination of eleven months of 1996 Partnership operations with the annual 1996 results for RAM Energy, compared to results for the Partnership in 1995:

                                                                   1996
                                                   -------------------------------------
                                                     ELEVEN
                                                     MONTHS
                                      YEAR ENDED      ENDED     YEAR ENDED   YEAR ENDED
                                       DECEMBER     NOVEMBER     DECEMBER     DECEMBER
                                       31, 1995        30,          31,          31,
                                      -----------  -----------  -----------  -----------
                                      PARTNERSHIP  PARTNERSHIP  RAM ENERGY    COMBINED
                                      -----------  -----------  -----------  -----------
                                                    (DOLLARS IN THOUSANDS)
Operating revenues:
  Oil and gas.......................   $  21,802    $  23,456    $   3,275    $  26,731
  Consulting fees...................          --           --          153          153
  Other.............................         139            7          567          574
                                      -----------  -----------  -----------  -----------
    Total operating revenues........      21,941       23,463        3,995       27,458
Operating expenses:
  Oil and gas production............       9,902        7,609          827        8,436
  Depreciation and amortization.....       9,808        5,114          990        6,104
  Management fees...................       1,606        1,482       (1,482)          --
  Operator overhead fees............       1,686        1,343       (1,343)          --
  General and administrative........         502          378        4,164        4,542
                                      -----------  -----------  -----------  -----------
    Total operating expenses........      23,504       15,926        3,156       19,082
                                      -----------  -----------  -----------  -----------
Operating income (loss).............      (1,563)       7,537          839        8,376
Other income (expense):
  Interest expense..................        (809)        (564)        (541)      (1,105)
  Interest income...................          59          114           29          143
  Equity in income of the
    Partnership.....................          --           --           71           71
  Minority interest in the
    Partnership.....................          --           --           10           10
                                      -----------  -----------  -----------  -----------
Net income (loss)...................   $  (2,313)   $   7,087    $     408    $   7,495
                                      -----------  -----------  -----------  -----------
                                      -----------  -----------  -----------  -----------

    For purposes of this presentation, management fees and operator overhead fees charged by RAM Energy to the Partnership are treated as reimbursements in order to eliminate these items upon combination.

    OPERATING REVENUES. Operating revenues increased by $5.5 million, or 25%, for 1996 compared to 1995, primarily due to increases in average realized oil and gas prices, partially offset by production decreases.

    The following table summarizes production volumes, average sales prices and year to year comparisons, including the effect on operating revenues, for the periods indicated:

                            YEAR ENDED DECEMBER 31,
                            ------------------------       1996 COMPARED TO 1995
                                                      --------------------------------
                            PARTNERSHIP   COMBINED                   OPERATING REVENUE
                            -----------  -----------   % INCREASE        INCREASE
                               1995         1996       (DECREASE)       (DECREASE)
                            -----------  -----------  -------------  -----------------
                                                                        (DOLLARS IN
                                                                        THOUSANDS)
Production volumes:
  Natural gas (MMcf)......       9,700        8,305           (14)%      $  (2,014)
  Oil (MBbls).............         463          425            (8)%           (633)
Average sale prices:
  Natural gas (per Mcf)...   $    1.44    $    2.15            49%       $   5,881
  Oil (per Bbl)...........       16.86        20.84            24%           1,692

    Production of oil and gas decreased by 8% and 14%, respectively, for 1996 compared to 1995 due to the natural decline in the rate of production resulting from a limited development drilling program during the period. This decrease in production resulted in a decrease in operating revenues of $2.6 million. The average realized natural gas price was $2.15 per Mcf, an increase of 49%, and the average realized price of oil was $20.84 per Bbl, an increase of 24%, for 1996 compared to 1995. These higher oil and gas prices resulted in an increase in operating revenues of $7.6 million.

    OIL AND GAS PRODUCTION EXPENSE. Oil and gas production expense decreased by $1.5 million, or 15%, for 1996 compared to 1995. The average operating expense was $0.78 per Mcfe in 1996, a decrease of 2% from the prior year, impacted by reduced production during 1996.

    G&A EXPENSE. G&A expense, including management and operator overhead fees, increased by $749,000, or 20%, for 1996 compared to 1995, and was $0.42 per Mcfe, an increase of 38% from the prior year. This expense increased principally due to the increased personnel costs in the 1997 period as the result of the addition of technical personnel in connection with the Partnership Acquisition.

    D&A EXPENSE. D&A expense decreased by $3.7 million, or 38% in 1996 compared to 1995, and was $0.56 per Mcfe, a decrease of 28% compared to the prior year. D&A expense decreased due to reduced production and an increase in booked reserves, resulting from the identification of additional development drilling locations.

    INTEREST EXPENSE. Interest expense increased by $296,000, or 37%, for 1996 compared to 1995 as a result of the $62.8 million borrowed for the Partnership Acquisition at the end of November 1996.

    NET INCOME (LOSS). Due to the factors described above, net income increased $9.8 million to $7.5 million for 1996.

    YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

    OPERATING REVENUES. Operating revenues decreased by $2.6 million, or 11%, for 1995 compared to 1994, primarily due to decreases in average realized prices received for natural gas and decreases in oil production, partially offset by natural gas production increases and increases in prices received for oil.

    The following table summarizes production volumes, average sales prices and year to year comparisons, including the effect on operating revenues, for the periods indicated:

                               YEAR ENDED DECEMBER
                                       31,
                               --------------------       1995 COMPARED TO 1994
                                                     --------------------------------
                                   PARTNERSHIP                      OPERATING REVENUE
                               --------------------   % INCREASE        INCREASE
                                 1994       1995      (DECREASE)       (DECREASE)
                               ---------  ---------  -------------  -----------------
                                                                       (DOLLARS IN
                                                                       THOUSANDS)
Production volumes:
  Natural gas (MMcf).........      9,403      9,700            3%       $     508
  Oil (MBbls)................        534        463          (13)%         (1,119)
Average sale prices:
  Natural gas (per Mcf)......  $    1.71  $    1.44          (16)%      $  (2,578)
  Oil (per Bbl)..............      15.75      16.86            7%             508

    Natural gas production increased by 3%, while oil production decreased by 13%, in 1995 compared to 1994, due to increased natural gas development activities and reduced oil development activities. These changes in production resulted in a net decrease in operating revenues of $611,000. The average realized natural gas price was $1.44 per Mcf, a decrease of 16%, and the average realized price of oil was $16.86 per Bbl, an increase of 7%, for 1995 compared to 1994. Changes in oil and gas prices resulted in a net decrease in operating revenues of $2.1 million.

    OIL AND GAS PRODUCTION EXPENSE. Oil and gas production expense increased by $63,000, or 1%, in 1995 compared to 1994, due to increased property maintenance expense, partially offset by lower production taxes attributable to reduced gas prices. The average operating expense was $0.79 per Mcfe in 1995, an increase of 2% from the prior year.

    G&A EXPENSE. G&A expense, including management and operator overhead fees, decreased by $184,000, or 5%, for 1995 compared to 1994, and was $0.30 per Mcfe, a decrease of 4% from the prior year. This expense decreased due to reduced litigation expenses compared to the prior year.

    D&A EXPENSE. D&A expense decreased by $1.8 million, or 16%, for 1995 compared to 1994, and was $0.79 per Mcfe, a decrease of 14% compared to the prior year. D&A expense decreased due primarily to a reduced depreciable base which was the result of an impairment write-down of $8.7 million at the end of 1994.

    INTEREST EXPENSE. Interest expense increased by $222,000, or 38%, for 1995 compared to 1994 primarily due to an increase in the average interest rate to 7.59% in 1995 compared to 5.87% in 1994.

    NET INCOME (LOSS). Due to the factors described above, net loss decreased $7.8 million to a loss of $2.3 million for 1995.

QUARTERLY RESULTS OF OPERATIONS

    The following table sets forth certain unaudited consolidated statements of operations data for the first three quarters of 1996 for the Partnership and the first three quarters of 1997 for the Company. The fourth quarter of 1996 for the Partnership was omitted because the Partnership's operations were effectively terminated on a stand-alone basis upon consummation of the Partnership Acquisition on November 30, 1996. The unaudited consolidated financial statements have been prepared on the same basis as the Financial Statements contained herein and include all adjustments that the Company considers necessary for a fair presentation of such information when read in conjunction with the Financial Statements appearing elsewhere in this Prospectus.

                                                                           PARTNERSHIP                         COMPANY
                                                            -----------------------------------------  ------------------------
                                                                              1996                               1997
                                                            -----------------------------------------  ------------------------
                                                             MARCH 31      JUNE 30     SEPTEMBER 30     MARCH 31      JUNE 30
                                                            -----------  -----------  ---------------  -----------  -----------
                                                                       (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Operating revenues:
  Oil and gas.............................................   $   6,124    $   6,364      $   6,256      $   7,097    $   4,428
  Other...................................................          --           --             --             17           25
                                                            -----------  -----------       -------     -----------  -----------
    Total operating revenues..............................       6,124        6,364          6,256          7,114        4,453
Operating expenses:
  Oil and gas production..................................       2,266        1,967          1,920          1,661        1,458
  Depreciation and amortization...........................       1,401        1,409          1,350          1,841        1,628
  Writedown of oil and gas properties and equipment.......
  Management fees.........................................         398          405            407             --           --
  Operator overhead fees..................................         368          368            372             --           --
  General and administrative..............................          85          100             56            770          977
                                                            -----------  -----------       -------     -----------  -----------
    Total operating expenses..............................       4,518        4,249          4,105          4,272        4,063
                                                            -----------  -----------       -------     -----------  -----------
Operating income (loss)...................................       1,606        2,115          2,151          2,842          390
Other income (expense):
  Interest expense........................................        (180)        (161)          (143)        (1,294)      (1,138)
  Interest income.........................................          48           21             23             22            4
  Minority interest in the Partnership....................          --           --             --            (30)          31
                                                            -----------  -----------       -------     -----------  -----------
Net income (loss).........................................   $   1,474    $   1,975      $   2,031      $   1,540    $    (713)
                                                            -----------  -----------       -------     -----------  -----------
                                                            -----------  -----------       -------     -----------  -----------
Net income (loss) per common share........................                                              $    0.56    $   (0.26)
                                                                                                       -----------  -----------
                                                                                                       -----------  -----------
Weighted average common shares
  outstanding (in thousands)..............................                                                  2,727        2,727
                                                                                                       -----------  -----------
                                                                                                       -----------  -----------


                                                             SEPTEMBER 30
                                                            ---------------

Operating revenues:
  Oil and gas.............................................     $   5,295
  Other...................................................            43
                                                            ---------------
    Total operating revenues..............................         5,338
Operating expenses:
  Oil and gas production..................................         1,676
  Depreciation and amortization...........................         1,799
  Writedown of oil and gas properties and equipment.......
  Management fees.........................................            --
  Operator overhead fees..................................            --
  General and administrative..............................         1,578
                                                            ---------------
    Total operating expenses..............................         5,053
                                                            ---------------
Operating income (loss)...................................           285
Other income (expense):
  Interest expense........................................        (1,356)
  Interest income.........................................            17
  Minority interest in the Partnership....................           (16)
                                                            ---------------
Net income (loss).........................................     $  (1,070)
                                                            ---------------
                                                            ---------------
Net income (loss) per common share........................     $   (0.39)
                                                            ---------------
                                                            ---------------
Weighted average common shares
  outstanding (in thousands)..............................         2,727
                                                            ---------------
                                                            ---------------

RAM ENERGY, INC. RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1994
  THROUGH 1996

    Prior to December 1, 1996, RAM Energy, Inc. principally managed the operations and assets of the Partnership, for which RAM Energy, Inc. received management fees and operator overhead fees from the Partnership. Other activities prior to December 31, 1996 were insignificant to RAM Energy, Inc. RAM Energy, Inc.'s operating revenues and expenses for the three year period ended December 31, 1996 are shown below:

                                                                              1994       1995       1996
                                                                            ---------  ---------  ---------
Operating revenues........................................................     $3,810     $3,705  $   6,820
Operating expenses........................................................      3,761      3,794      5,981
                                                                            ---------  ---------  ---------
  Operating income (loss).................................................  $      49  $     (89) $     839
                                                                            ---------  ---------  ---------
                                                                            ---------  ---------  ---------

    Operating revenues for 1994 and 1995 consisted primarily of management fees and operator overhead fees billed to the Partnership. Operating expenses for 1994 and 1995 primarily consisted of $3.3 and $3.4 million, respectively, of G&A expenses, composed primarily of management and technical personnel expenses. The balance of operating expenses during 1994 and 1995 consisted primarily of D&A expenses.

    Operating revenues in 1996 increased $3.1 million from 1995 due primarily to increases related to the Partnership Acquisition, which added $3.1 million of oil and gas revenues. Management fees and reimbursements during 1996 declined slightly through the eleven months of the period during which RAM Energy, Inc. managed the Partnership, as compared to 1995. Operating expenses in 1996 increased $2.2 million from 1995 due primarily to increased D&A expenses, increased oil and gas production expense and the addition of technical personnel due to increased reserves and production attributable to the Partnership Acquisition.

LIQUIDITY AND CAPITAL RESOURCES

    As of September 30, 1997, the Company had cash and cash equivalents of $2.0 million ($6.0 million on a pro forma basis).

    As of September 30, 1997, on a pro forma basis, the Company would have had $115.2 million of indebtedness outstanding. Pursuant to the Indenture, the Company will be allowed to incur up to $30.0 million in Permitted Indebtedness (as defined herein). Subject to certain limitations in the Indenture, the Company may incur additional indebtedness, including indebtedness under the Credit Facility. See "-- Credit Facility."

    Funding for the Company's business activities has historically been provided by operating cash flow and reserve-based bank borrowings. The Company regularly engages in discussions relating to potential acquisitions of oil and gas properties or companies engaged in the oil and gas business. The Company has no present agreement, commitment or understanding with respect to any such acquisition, other than the Carlton Acquisition. Any future acquisitions may require additional financing which will be dependent upon financing arrangements, if any, available at the time.

    CREDIT FACILITY. At December 31, 1997, an aggregate of $62.0 million was outstanding under the Credit Facility with Union Bank of California, N.A. and Den Norske Bank ASA. The term portion ($7.0 million) matures in June 1998 and the revolving credit portion ($55.0 million) amortizes quarterly over four years commencing in June 1998. The Company and Union Bank have amended and restated the Credit Facility, effective upon consummation of the Offering and the Carlton Acquisition.

    The Credit Facility, as amended and restated, provides for a $50.0 million revolving commitment which will be payable in full in February 2003. Advances under the amended Credit Facility will bear interest on a sliding scale based on the ratio of the aggregate amount outstanding to the borrowing base. The applicable rate may, at the Company's option, be based either on the Eurodollar rate or the Union Bank base rate, with the rates ranging from the Eurodollar rate plus 1.375% to 2.0% or the Union Bank base rate plus 0.0% to 0.5%. The Company is required to pay a commitment fee on the amount by which the borrowing base exceeds the aggregate amount outstanding under the Credit Facility. All amounts outstanding under the Credit Facility are secured by a lien on all oil and gas reserves, wells, personal property and contract rights of the Company.

    The amount of credit available at any time under the amended and restated Credit Facility may not exceed the borrowing base which, initially, will be $25.0 million, and will be redetermined semi-annually. The Credit Facility contains customary covenants which, among other things, require periodic financial and reserve reporting and limit the Company's incurrence of indebtedness, liens, dividends, loans, mergers, transactions with affiliates, investments and sales of assets.

    NET CASH PROVIDED BY OPERATING ACTIVITIES. For the nine months ended September 30, 1997, net cash provided by the Company's operating activities was $6.4 million compared to $8.1 million for the comparable period in 1996 for the Partnership. Although core-area natural gas production and the average prices received for natural gas were higher in the nine months ended September 30, 1997 compared to the comparable period in 1996, these factors were offset by production decreases attributable to the sale of non-core properties in the first quarter of 1997.

    NET CASH USED IN INVESTING ACTIVITIES. For the nine months ended September 30, 1997, net cash used in the Company's investing activities was $5.2 million compared to $1.6 million for the Partnership in the comparable period in 1996 attributable primarily to oil and gas development and acquisitions. The Company has budgeted $20.3 million for capital expenditures in 1998, exclusive of acquisitions. The Company expects to use cash flow from operations, cash balances and borrowings under the Credit Facility to fund these expenditures.

                                    BUSINESS

THE COMPANY

    RAM Energy is an independent oil and gas company engaged in the acquisition, development and production of oil and gas properties primarily in the Mid-Continent Area and in the Permian Basin. At November 30, 1997, the Company's estimated net proved reserves, on a pro forma basis, were 114.3 Bcf of natural gas and 4.3 MMBbls of oil, or 140.1 Bcfe, with a PV-10 Value of approximately $150 million and a reserve life of approximately 12 years. As of such date, on a pro forma basis, the Company operated 736 wells, a 165-mile oil and gas gathering system and a saltwater disposal operation. The Company's interests in the wells it operates represented approximately 64% of its pro forma PV-10 Value at November 30, 1997. The Company has grown principally through producing property acquisitions, acquiring approximately $195 million of oil and gas properties since inception, including the Carlton Acquisition.

    From 1989 to November 1996, the Company primarily developed and operated oil and gas properties owned jointly by RAM Energy and the Partnership. During that eight-year period, the Company drilled 225 oil and gas wells with a 95% success rate, which is not necessarily indicative of its future drilling success rate. The Partnership distributed a substantial portion of the net cash flows from these properties to its partners and the Company did not invest significantly in its asset base. Management believes that the Partnership's business strategy allowed the Company's properties to remain under-developed and that these properties contain significant potential for the addition of reserves and production through accelerated development and exploration activities.

    In November 1996, RAM Energy acquired the limited partner's interest in the Partnership and subsequently liquidated the Partnership and distributed all of its oil and gas properties and other assets to RAM Energy. From December 1, 1996 to December 31, 1997, the Company drilled 34 oil and gas wells, all of which were successfully completed. The Company does not have information with respect to Carlton's drilling success rates. As a result of the Partnership Acquisition and the Carlton Acquisition, the Company is pursuing a more aggressive growth strategy, which may lead to drilling results that differ from the Company's historical drilling success rate. The Company has identified a substantial inventory of over 200 development and exploitation opportunities on its existing properties and on the properties included in the Carlton Acquisition. These projects generally involve moderate drilling and completion costs, as they are located primarily in intermediate depth, normally pressured reservoirs. The Company has budgeted capital spending of $20.3 million in 1998 for development projects and certain exploration activities. The Company also intends to continue to pursue attractive oil and gas acquisition opportunities.

STRATEGY

    The Company's primary goal is to increase reserves, production and operating cash flow through the acquisition and aggressive development of oil and gas properties. Key elements of the Company's growth strategy include the following:

    DEVELOP AND EXPLOIT EXISTING OIL AND GAS PROPERTIES. The Company has identified over 200 infill drilling, recompletion, enhanced recovery and workover opportunities on its properties, and plans to pursue these relatively lower-risk development activities, as well as selective exploration activities. The Company has budgeted capital spending of $20.3 million in 1998 primarily to complete approximately 75 planned development and exploration projects, exclusive of acquisitions, as compared to expenditures of $5.8 million to complete 26 development projects in 1997. The Company plans to spend over 80% of its 1998 budgeted capital expenditures on development projects in the Mid-Continent Area and the Permian Basin.

    COMPLETE SELECTIVE OIL AND GAS ACQUISITIONS. The Company seeks to acquire producing oil and gas properties that provide opportunities for reserve additions and increased cash flow through operating improvements, production enhancement and additional development and exploratory drilling. The Company believes these criteria are met in regions that are characterized by long histories of production and multiple producing oil and gas horizons, such as the Mid-Continent Area and the Permian Basin. As part of its growth strategy, the Company intends to evaluate acquisitions in other regions where it can add producing properties, undeveloped acreage and personnel to establish concentrated operations and economies of scale.

    MAINTAIN AND EXPAND CORE AREAS. Over 90% of the Company's pro forma PV-10 Value as of November 30, 1997 is concentrated in the Mid-Continent Area and the Permian Basin, core areas in which the Company has a significant operating history. The Company believes that its geographic concentration and region-specific geological, engineering and production experience provide it with focused, efficient operations. The Company will continue to evaluate and pursue acquisitions and drilling opportunities in its core areas and will evaluate acquisitions that could establish additional core areas.

    REDUCE COSTS THROUGH OPERATING CONTROL. The Company seeks to operate a substantial number of its producing properties. The Company's interests in the wells it operates represented 64% of its pro forma PV-10 Value at November 30, 1997. As a result of the Carlton Acquisition, the Company will also operate an oil and gas gathering system and a saltwater disposal operation, which management believes offers opportunities to reduce overhead and lease operating expenses. The Company believes that operating a high percentage of its producing properties and drilling prospects within its core areas provides it with substantial control of the timing, level and incurrence of operating and drilling expenditures.

THE CARLTON ACQUISITION

    On December 16, 1997, the Company entered into a definitive agreement to purchase Carlton for $43.0 million, subject to closing adjustments. With the Carlton Acquisition, the Company will acquire interests in 360 producing oil and gas wells, primarily located in the Carmen Field in the Mid-Continent Area and other fields in the Mid-Continent Area, the Permian Basin and other oil and gas producing regions. The Company will operate 225 of these wells. The Carlton Acquisition will add approximately 36.8 Bcfe of estimated net proved reserves to the Company's reserve base, as of November 30, 1997. Carlton's properties include an attractive combination of established, long-life production and development and exploratory drilling opportunities, with over 60 identified projects. The Carlton properties have an estimated reserve life of approximately 15 years.

    As part of the Carlton Acquisition, the Company will acquire, own and operate the Carmen System, a 165-mile oil and gas gathering system and a saltwater disposal operation in the Carmen Field of the Mid-Continent Area. The Company estimates that the pre-tax net present value of the Carmen System as of November 30, 1997 was $24.0 million, using a 10% discount factor. The Carmen System purchases, transports and markets oil and gas production and disposes of produced water from properties owned by Carlton and other oil and gas companies. Of the 169 producing wells currently dedicated to the Carmen System, the Company will operate 120 wells.

    The Carmen System purchases oil and gas at the lease and transports the production, with associated saltwater, to a collection and separation facility operated by Carlton. From this point, the natural gas is delivered to a processing and compression facility operated by Continental Gas, Inc. After processing, gas volumes are returned to Carlton and sold into a variety of delivery points. Oil purchasing and gathering, saltwater gathering and saltwater disposal comprise an integrated operation whereby oil and saltwater are gathered at the lease and subsequently measured and transported to a central facility through the liquids gathering line. Upon separation, the oil is aggregated and sold at a central sales point to a number of crude purchasers, and the saltwater is disposed into Carlton's saltwater disposal well.

    In 1985, a subsidiary of Carlton (the "Carlton Sub") that beneficially owns Carlton's oil and gas properties and the Carmen System, filed a Chapter 11 bankruptcy reorganization proceeding in the United States Bankruptcy Court for the Western District of Oklahoma (No. 85-1366-B). Pursuant to the Plan of

Reorganization (the "Bankruptcy Plan") confirmed by the Bankruptcy Court in 1987, the Carlton Sub transferred the undeveloped portion of oil and gas leases on which there were producing wells owned by limited partnerships for which the Carlton Sub is the general partner (the "Subject Partnerships") to another limited partnership (the "Creditors' Partnership") created for the benefit of the secured creditors of the Carlton Sub and as to which a subsidiary of the Carlton Sub is the general partner. As part of the Bankruptcy Plan, the Creditors' Partnership issued to the secured creditors promissory notes secured by liens on the assets of the Creditors' Partnership. In 1993, the Carlton Sub purchased these notes and liens. Following such purchase of notes and liens, in December 1994 a limited partner of certain of the Subject Partnerships filed claims in the bankruptcy proceeding against the Carlton Sub asserting that the Carlton Sub, as general partner, (i) did not adequately represent the Subject Partnerships in the bankruptcy proceeding, (ii) wrongfully transferred assets of the Subject Partnerships to the Creditors' Partnership and (iii) breached the partnership agreements of the Subject Partnerships. The claimant-limited partner also seeks to quiet title to the leases transferred to the Creditors' Partnership and damages against the Carlton Sub for unjust enrichment. The Carlton Sub has filed a motion for summary judgment in the bankruptcy proceeding, which is expected to be ruled upon in the first quarter of 1998. In February 1996 the claimant-limited partner also filed an action against the Carlton Sub in the District Court of Oklahoma County, Oklahoma (No. CJ-96-791-63), seeking an accounting and unspecified damages for an alleged breach of fiduciary duty. The Carlton Sub has denied these claims and a pretrial hearing is scheduled for February 1998. Upon completion of the Carlton Acquisition, the Company intends to vigorously defend both actions. Although the Company cannot predict the outcome of such litigation, if the claimant-limited partner were successful on the merits of his claims, Carlton may be required to return the properties which were transferred to the Creditors' Partnership in 1987, or pay damages equal to the 1987 value of such properties, which the Company believes would not be material in amount. As part of the Carlton Acquisition, Carlton's existing stockholders have agreed to indemnify RAM Energy against all damages, losses, costs and expenses suffered as a result of the above claims to the extent such damages, losses, costs and expenses exceed $50,000. In addition, Carlton's existing stockholders have agreed to indemnify RAM Energy for two years after closing against breaches of representations and warranties contained in the stock purchase agreement to the extent such representations and warranties are inconsistent with the actual knowledge of such stockholders.

    The Company believes the Carlton Acquisition provides the opportunity to improve cash flow from additional development and exploration activities, gathering and sale of oil and gas production and reduction of operating and administrative costs. The closing of the Carlton Acquisition is conditioned upon the simultaneous closing of the Offering.

PRINCIPAL OIL AND GAS PROPERTIES

    The Company's oil and gas properties located in the Mid-Continent Area and the Permian Basin comprised approximately 73% and 18%, respectively, of the Company's pro forma PV-10 Value as of November 30, 1997. These regions are large, well established oil and gas producing basins with activities dating from the early 1900s and are characterized by numerous known producing horizons ranging from shallow oil and gas production to deep gas reservoirs. The Company owns interests in numerous properties which provide opportunities to increase reserves and production through additional development, recompletions, enhanced recovery methods and the use of 3-D seismic technology. The Company's interests in the wells it operates represented approximately 64% of its pro forma PV-10 Value at November 30, 1997. The Company has budgeted $16.9 million of its planned $20.3 million 1998 capital expenditures for additional oil and gas development in these two regions.

    The following table provides information for the Company's major fields as of November 30, 1997, on a pro forma basis.

            NET PROVED RESERVES FOR PRINCIPAL OIL AND GAS PROPERTIES

                                                                                                    GAS
                                                                                        GAS     EQUIVALENT   % OF TOTAL
AREA/FIELD                                                              OIL (MBBL)    (MMCF)      (MMCFE)    PV-10 VALUE
----------------------------------------------------------------------  -----------  ---------  -----------  -----------
Mid-Continent Area:
  Carmen Field........................................................         601      25,269      28,875         17.3%
  Hammon Area.........................................................         272      22,497      24,130         17.8
  Strong City Area....................................................          10       8,427       8,484          5.8
  Wickham Ranch Field.................................................          62       6,577       6,946          5.5
  Butler Field........................................................         159       5,719       6,676          5.4
  Major County Area...................................................         194       5,030       6,195          4.8
  South Thomas Field..................................................          21       2,922       3,050          3.0
  Dewey County Area...................................................          38       2,077       2,304          2.2

Permian Basin:
  South Culebra Bluff Field...........................................       1,272       7,772      15,405         10.2
  El Dorado Field.....................................................           0       4,047       4,049          2.0
                                                                             -----   ---------  -----------       -----

    Total - Principal oil and gas properties..........................       2,629      90,337     106,114         74.0

Gulf Coast Properties.................................................          76       3,821       4,277          4.0

Other properties......................................................       1,590      20,165      29,702         22.0
                                                                             -----   ---------  -----------       -----

    Total net proved reserves.........................................       4,295     114,323     140,093        100.0%
                                                                             -----   ---------  -----------       -----
                                                                             -----   ---------  -----------       -----

    MID-CONTINENT AREA

    CARMEN FIELD. The Carmen Field is located in Alfalfa, Major and Woods Counties, Oklahoma, and produces from the Mississippi, Chester, Red Fork and Oswego reservoirs at depths ranging from 6,000 to 8,500 feet. The field was discovered in 1957. The shallower Tonkawa and Cottage Grove formations, as well as the deeper Hunton, Simpson and Arbuckle formations, have also produced economically. Upon completion of the Carlton Acquisition, the Company will own average working and net revenue interests of 44% and 36%, respectively, in over 52,550 gross acres. The Company will have interests in 198 producing wells and operate 145 of those wells. The Company has identified 64 infill drilling locations within the field and is evaluating numerous additional potential locations.

    HAMMON AREA. The Hammon Area is comprised of the Northeast Hammon and Hammon Fields, which are located in Roger Mills and Custer Counties, Oklahoma, and produces from the Red Fork and Skinner reservoirs at depths ranging from 12,300 to 12,800 feet. The fields were discovered in 1978 and 1981, respectively. The Company owns average working and net revenue interests of 24% and 19%, respectively, in over 5,866 gross acres in the Hammon Area. The Company has interests in 45 producing wells and operates seven of those wells. The Company has drilled and completed 28 gross wells in this area. Future development plans include the drilling and completion of 23 infill wells.

    STRONG CITY AREA. The Strong City Area includes the Carpenter, Cheyenne and Strong City Fields, which are located in Roger Mills County, Oklahoma, and produces from the Skinner and Red Fork reservoirs at depths ranging from 11,900 to 12,500 feet. The area was discovered in 1978. The Company owns average working and net revenue interests of 17% and 13%, respectively, in over 4,489 gross acres. The Company has interests in 47 producing wells and operates 13 of those wells. The Company has drilled

19 and completed 18 gross wells in this area. Future development plans include the drilling and completion of 13 infill wells and two recompletions.

    WICKHAM RANCH FIELD. The Wickham Ranch Field is located in Roger Mills County, Oklahoma, and produces from the Prue and Red Fork reservoirs at depths ranging from 11,600 to 12,400 feet. The field was discovered in 1978. The Company owns average working and net revenue interests of 11% and 9%, respectively, in over 9,146 gross acres. The Company has non-operated interests in 53 producing wells. The Company has drilled and completed 31 gross wells in this field. Future development plans include the drilling and completion of 11 infill wells.

    BUTLER FIELD. The Butler Field is located in Custer County, Oklahoma, and produces from the Skinner and Red Fork reservoirs at depths ranging from 11,900 to 12,500 feet. The field was discovered in 1980. The Company owns average working and net revenue interests of 28% and 23%, respectively, in over 6,833 gross acres. The Company has interests in 17 producing wells and operates nine of those wells. The Company has drilled three and completed two gross wells in this field. Future development plans include the drilling and completion of seven infill wells and one recompletion.

    MAJOR COUNTY AREA. The Major County Area of Oklahoma produces from the Oswego, Manning, Mississippi, Meramec, Hunton and Arbuckle reservoirs at depths ranging from 6,000 to 8,500 feet. Production in this area commenced in 1949. The Company owns average working and net revenue interests of 40% and 31%, respectively, in over 13,935 gross acres. The Company has interests in 77 producing wells and operates 37 of those wells. The Company has drilled and completed eight gross wells in this field. Future development plans include the drilling and completion of two infill wells and four recompletions.

    SOUTH THOMAS FIELD. The South Thomas Field is located in Custer and Roger Mills Counties, Oklahoma, and produces from the Red Fork reservoir at depths ranging from 10,800 to 11,000 feet. The field was discovered in 1975. The Company owns average working and net revenue interests of 17% and 14%, respectively, in over 6,404 gross acres. The Company has interests in 30 producing wells and operates 12 of those wells. The Company has drilled and completed two gross wells in this field. Future development plans include the drilling and completion of four infill wells.

    DEWEY COUNTY AREA. The Dewey County Area of Oklahoma produces from the Red Fork and Skinner reservoirs at depths ranging from 12,300 to 12,800 feet. Production in this area commenced in 1952. The Company owns average working and net revenue interests of 26% and 20%, respectively, in over 13,740 gross acres. The Company has interests in 31 wells and operates seven of those wells. The Company has drilled and completed one gross well in this field. The Company is currently evaluating future development potential of the field.

    PERMIAN BASIN

    SOUTH CULEBRA BLUFF FIELD. The South Culebra Bluff Field is located in Eddy County, New Mexico, and produces from the Brushy Canyon reservoir at depths ranging from 5,800 to 6,350 feet. The field was discovered in 1989. The Company owns average working and net revenue interests of 48% and 38%, respectively, in over 2,810 gross acres. The Company has interests in 46 producing wells and operates 36 of those wells. The Company has drilled and completed 30 gross wells in this field. Future development plans include the drilling and completion of nine infill wells and 12 recompletions.

    EL DORADO FIELD. The El Dorado Field is located in Schleicher County, Texas, and produces from the Canyon Sand reservoir at depths ranging from 6,300 to 6,500 feet. The field was discovered in 1948. The Company owns average working and net revenue interests of 35% and 28%, respectively, in over 4,222 gross acres. The Company has interests in 28 producing wells and operates 27 of those wells. The Company has drilled five and completed four gross wells in this field. Future development plans include the drilling and completion of six infill wells and nine recompletions.

    GULF COAST PROPERTIES

    The Company owns a 54% working interest and 40% net revenue interest in 602 gross acres in the Newman Field in Hinds County, Mississippi, which produces from the Cotton Valley reservoir at depths ranging from 16,300 to 17,500 feet. The Company has an interest in and operates one well in the Newman Field. The Company also owns average working and net revenue interests of 38% and 32%, respectively, in 4,366 gross acres in the Egan Field located in Acadia Parish, Louisiana, which produces from multiple reservoirs at depths ranging from 7,000 to 11,000 feet. The Company owns interests in and operates 29 wells in the Egan Field. The Company is currently evaluating 3-D seismic data for further drilling potential.

OIL AND GAS RESERVES

    The following table summarizes the estimates of the Company's historical and pro forma net proved reserves and the related present values of such reserves at the dates shown. The reserve and present value data for the Company's oil and gas properties as of November 30, 1997 on an actual and pro forma basis were prepared by Garb & Associates and audited by Netherland & Sewell. The reserve and present value data for the Company's oil and gas properties as of December 31, 1994, 1995 and 1996 were prepared by Garb & Associates.

                                                                      PARTNERSHIP        COMPANY            COMPANY
                                                                  --------------------  ----------  -----------------------
                                                                                                         NOVEMBER 30,
                                                                            DECEMBER 31,            -----------------------
                                                                  --------------------------------               PRO FORMA
                                                                    1994       1995        1996        1997       1997(1)
                                                                  ---------  ---------  ----------  ----------  -----------
RESERVE DATA:
  Proved reserves:
    Natural gas (MMcf)..........................................     75,435     68,920      82,885      83,006     114,323
    Oil and condensate (MBbls)..................................      3,770      3,333       4,282       3,376       4,295
    Total (MMcfe)...............................................     98,055     88,918     108,577     103,263     140,092
  Proved developed reserves:
    Natural gas (MMcf)..........................................     56,792     51,664      62,319      58,717      78,399
    Oil and condensate (MBbls)..................................      2,797      2,714       3,511       2,569       3,182
    Total (MMcfe)...............................................     73,574     67,948      83,385      74,128      97,492
  PV-10 Value (in thousands)(2).................................  $  56,480  $  63,913  $  160,930  $  116,186   $ 150,403

------------------------

(1) Pro forma to reflect the Carlton Acquisition as if it had occurred on November 30, 1997.

(2) PV-10 Value represents the present value of estimated future net revenues before income tax discounted at 10%, using prices in effect at the end of the respective periods presented and including the effects of hedging activities. In accordance with applicable requirements of the Commission, estimates of the Company's proved reserves and future net revenues are made using oil and gas sales prices estimated to be in effect as of the date of such reserve estimates and are held constant throughout the life of the properties (except to the extent a contract specifically provides for escalation). The average prices used in calculating PV-10 Value as of November 30, 1997 were $3.00 per Mcf of natural gas and $17.99 per Bbl of oil, compared to average prices used as of December 31, 1996 of $3.78 per Mcf of natural gas and $23.88 per Bbl of oil. The average prices used in calculating the pro forma PV-10 Value as of November 30, 1997 were $3.01 per Mcf of natural gas and $17.81 per Bbl of oil. Average prices as of December 31, 1997, on a pro forma basis, were $2.75 per Mcf of natural gas and $15.99 per Bbl of oil. These prices, if applied to estimated proved reserves of the Company as of November 30, 1997, would result in a PV-10 Value, on a pro forma basis, of $133.3 million at such date, as estimated by the Company.

    Estimated quantities of proved reserves and future net revenues therefrom are affected by oil and gas prices, which have fluctuated widely in recent years. There are numerous uncertainties inherent in estimating oil and gas reserves and their values, including many factors beyond the control of the producer. The reserve data set forth in this Prospectus represent only estimates. Reservoir engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact manner. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. As a result, estimates of different engineers, including those used by the Company, may vary. In addition, estimates of reserves are subject to revisions based upon actual production, results of future development and exploration activities, prevailing oil and gas prices, operating costs and other factors, which revisions may be material. The PV-10 Value of the Company's proved oil and gas reserves does not necessarily represent the current or fair market value of such proved reserves, and the 10% discount factor required by the Commission may not reflect current interest rates, the Company's cost of capital or any risks associated with the development and production of the Company's proved oil and gas reserves. The estimated future net revenues attributable to the Company's proved oil and gas reserves, on a pro forma basis, are based on prices in effect at November 30, 1997 ($3.01 per Mcf of natural gas and $17.81 per Bbl of oil), which may be materially different than actual future prices. As of December 31, 1997, the average prices, on a pro forma basis, were $2.75 per Mcf of natural gas and $15.99 per Bbl of oil.

    In general, the volume of production from oil and gas properties declines as reserves are depleted. Except to the extent the Company acquires properties containing proved reserves or conducts successful exploitation and development activities, the proved reserves of the Company will decline as reserves are produced. The Company's future oil and gas production is, therefore, highly dependent upon its level of success in finding or acquiring additional reserves. See "Risk Factors -- Dependence on Expanding and Developing Reserves" and "-- Uncertainty of Estimates of Oil and Gas Reserves and Future Net Revenues."

NET PRODUCTION, UNIT PRICES AND COSTS

    The following table presents certain information with respect to oil and gas production, prices and costs attributable to all oil and gas properties owned by the Partnership and the Company for the periods shown and on a pro forma basis:

                                           PARTNERSHIP                         COMPANY               PARTNERSHIP         COMPANY
                            -----------------------------------------
                                                       ELEVEN MONTHS
                                   YEAR ENDED              ENDED
                                                                                     -----------------------
                                                                                    ---------------------------------------
                                                                                                                -----------
                                                                              YEAR ENDED             NINE MONTHS ENDED
                                                                             DECEMBER 31,              SEPTEMBER 30,
                                  DECEMBER 31,         NOVEMBER 30,    ------------------------  --------------------------
                            ------------------------  ---------------                PRO FORMA
                               1994         1995          1996(1)         1996        1996(2)        1996          1997
                            -----------  -----------  ---------------  -----------  -----------  -------------  -----------

Operating Data:
  Production volumes:
    Natural gas (MMcf)....       9,403        9,700          7,594            711       10,645         6,192         5,263
    Oil and condensate
      (MBbls).............         534          463            387             38          487           313           235
    Total (MMcfe).........      12,605       12,476          9,914            941       13,568         8,072         6,675
  Average realized
    prices(3):
    Natural gas (per
      Mcf)................   $    1.71    $    1.44      $    2.04      $    3.34    $    2.07     $    2.02     $    2.31
    Oil and condensate
      (per Bbl)...........       15.75        16.86          20.59          23.39        20.34         19.99         19.81
    Per Mcfe..............        1.94         1.75           2.37           3.48         2.35          2.32          2.52
  Expenses (per Mcfe):
    Lease operating
      (including
      production taxes)...        0.78         0.79           0.77           0.88         0.79          0.76          0.72
    Depreciation and
      amortization........        0.92         0.79           0.52           1.05         0.88          0.52          0.79
    General and
      administrative(4)...        0.32         0.30           0.32           1.26         0.24          0.32          0.50


                             PRO FORMA
                              1997(2)
                            -----------
Operating Data:
  Production volumes:
    Natural gas (MMcf)....       6,931
    Oil and condensate
      (MBbls).............         307
    Total (MMcfe).........       8,774
  Average realized
    prices(3):
    Natural gas (per
      Mcf)................   $    2.25
    Oil and condensate
      (per Bbl)...........       19.15
    Per Mcfe..............        2.44
  Expenses (per Mcfe):
    Lease operating
      (including
      production taxes)...        0.77
    Depreciation and
      amortization........        0.92
    General and
      administrative(4)...        0.29

------------------------------

(1) Partnership operations were effectively terminated on a stand-alone basis on November 30, 1996 upon consummation of the Partnership Acquisition.

(2) Pro forma to reflect the Offering and the application of the net proceeds therefrom, the Partnership Acquisition, the Carlton Acquisition and certain other acquisitions and dispositions as if they had occurred on January 1, 1996.

(3) Reflects the actual realized prices received by the Company, including the results of the Company's hedging activities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(4) For the Partnership, includes management fees and operator overhead fees charged to the Partnership by RAM Energy during 1994, 1995 and the 1996 periods. For the Company, general and administrative expense is net of management fees, operator overhead fees and consulting fees, if any, received by RAM Energy from the Partnership.

PRODUCING WELLS

    The following table sets forth the number of productive wells in which the Company owned an interest, and on a pro forma basis, as of December 31, 1997:

                                                                                             ACTUAL              PRO FORMA
                                                                                      --------------------  --------------------
                                                                                        GROSS       NET       GROSS       NET
                                                                                      ---------     ---     ---------     ---
Natural Gas.........................................................................        760        148        990        229
Oil.................................................................................      1,308        198      1,438        249
                                                                                      ---------        ---  ---------        ---
    Total...........................................................................      2,068        346      2,428        478
                                                                                      ---------        ---  ---------        ---
                                                                                      ---------        ---  ---------        ---

    Productive wells consist of producing wells and wells capable of production, including gas wells awaiting pipeline connections and oil wells awaiting connection to production facilities. Wells that are completed in more than one producing horizon are counted as one well.

ACREAGE

    The following table sets forth the Company's developed and undeveloped gross and net leasehold acreage, and on a pro forma basis, as of December 31, 1997:

                                                                                ACTUAL              PRO FORMA
                                                                         --------------------  --------------------
                                                                           GROSS       NET       GROSS       NET
                                                                         ---------  ---------  ---------  ---------
Developed..............................................................    230,751     90,828    317,150    119,079
Undeveloped............................................................     27,790      5,088     27,790      5,088
                                                                         ---------  ---------  ---------  ---------
    Total..............................................................    258,541     95,916    344,940    124,167
                                                                         ---------  ---------  ---------  ---------
                                                                         ---------  ---------  ---------  ---------

    Approximately 73% of the Company's acreage was located in the Mid-Continent Area and Permian Basin, on a pro forma basis as of December 31, 1997. Undeveloped acreage includes leased acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas, regardless of whether or not such acreage contains proved reserves. A gross acre is an acre in which an interest is owned. A net acre is deemed to exist when the sum of fractional ownership interests in gross acres equals one. The number of net acres is the sum of the fractional interests owned in gross acres.

DRILLING ACTIVITIES

    During the periods indicated, the Company drilled the following wells, but did not drill any exploratory wells.

                                                                                 YEAR ENDED DECEMBER 31,
                                                          ----------------------------------------------------------------------
                                                                   1994                    1995                    1996
                                                          ----------------------  ----------------------  ----------------------
                                                             GROSS        NET        GROSS        NET        GROSS        NET
                                                          -----------     ---     -----------     ---     -----------     ---
Development wells:
  Productive............................................          25         4.5           9         1.1          19         2.8
  Non-productive........................................           1         0.2      --          --               1         0.2
                                                                              --                      --                      --
                                                                 ---                     ---                     ---
    Total...............................................          26         4.7           9         1.1          20         3.0
                                                                              --                      --                      --
                                                                              --                      --                      --
                                                                 ---                     ---                     ---
                                                                 ---                     ---                     ---


                                                                   1997
                                                          ----------------------
                                                             GROSS        NET
                                                          -----------     ---
Development wells:
  Productive............................................          29         5.6
  Non-productive........................................      --          --
                                                                              --
                                                                 ---
    Total...............................................          29         5.6
                                                                              --
                                                                              --
                                                                 ---
                                                                 ---

OIL AND GAS MARKETING AND HEDGING

    The Company's oil and gas production is sold primarily under market sensitive or spot price contracts. The Company sells substantially all of its casinghead gas to purchasers under varying percentage-of-proceeds contracts. By the terms of these contracts, the Company receives a fixed percentage of the resale price received by the purchaser for sales of natural gas and natural gas liquids recovered after gathering and processing the Company's gas. The Company receives between 84% and 100% of the proceeds from natural gas sales and from 40% to 100% of the proceeds from natural gas liquids sales received by the purchasers of the Company's production when the products are resold. The natural gas and natural gas liquids are sold primarily based on spot market prices. The revenues received by the Company from the sale of natural gas liquids are included in natural gas sales. As a result of the natural gas liquids contained in the Company's production, the Company has historically improved its price realization on its natural gas sales. For the year ended December 31, 1996, purchases of the Company's oil and gas production by Coastal Gas Marketing accounted for 11.2% of the Company's total oil and gas sales for such period. For the nine months ended September 30, 1997, purchases of the Company's oil and gas production by GPM Gas Corp. and American Central Western Oklahoma Gas Company, L.L.C. accounted for 13% and 12%, respectively, of the Company's total oil and gas sales for such period.

    Periodically the Company utilizes various hedging strategies to manage the price received for a portion of its future oil and gas production. The Company does not establish hedges in excess of its expected production. These strategies customarily emphasize forward-sale, fixed-price contracts for physical delivery of a specified quantity of production or swap arrangements that establish an index-related price above which the Company pays the hedging partner and below which the Company is paid by the hedging partner. These contracts allow the Company to predict with greater certainty the effective oil and gas prices to be received for its production and benefit the Company when market prices are less than the fixed prices provided in its forward-sale contracts. However, the Company will not benefit from market prices that are higher than the fixed prices in such contracts for its hedged production. For the nine months ended September 30, 1997, forward-sale contracts affected prices received for 0% and 38% of the Company's production of oil and gas, respectively.

    As of January 31, 1998, approximately 20% of the Company's estimated natural gas production for the period of March 1998 through August 1998 was committed to hedging contracts that established a NYMEX floor price which, after adjustment for Btu content, results in an equivalent price to the Company of $2.12 per Mcf.

    The Company has only limited involvement with derivative financial instruments, as defined in SFAS No. 119 "Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments" and does not use them for trading purposes. The Company's objective is to hedge a portion of its exposure to price volatility from producing oil and gas. These arrangements expose the Company to credit risk of its counterparties and to basis risk.

EMPLOYEES

    As of December 31, 1997, the Company employed 57 people, 27 of whom were administrative, accounting or financial personnel and 30 of whom were professional, technical or geological personnel. The Company's future success will depend partially on its ability to attract, retain and motivate qualified personnel. The Company is not a party to any collective bargaining agreements and has not experienced any strikes or work stoppages. The Company considers its relations with its employees to be satisfactory.

COMPETITION

    The oil and gas industry is highly competitive. The Company competes for the acquisition of oil and gas properties, primarily on the basis of the price to be paid for such properties, with numerous entities including major oil companies, other independent oil and gas concerns and individual producers and operators. Many of these competitors are large, well established companies and have financial and other resources substantially greater than those of the Company. The Company's ability to acquire additional oil and gas properties and to discover reserves in the future will depend upon its ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment.

LEGAL PROCEEDINGS

    From time to time, the Company is party to litigation or other legal proceedings that it considers to be a part of the ordinary course of its business. The Company is not involved in any legal proceedings, nor is it party to any pending or threatened claims, that could reasonably be expected to have a material adverse effect on its financial condition or results of operations. A subsidiary of Carlton is involved in an adversary proceeding in a Chapter 11 bankruptcy proceeding and is defending a civil action for damages and to quiet title to certain of Carlton's oil and gas properties. See "Business--The Carlton Acquisition."

REGULATION

    GENERAL. Various aspects of the Company's oil and gas operations are subject to extensive and continually changing regulation, as legislation affecting the oil and gas industry is under constant review for amendment or expansion. Numerous departments and agencies, both federal and state, are authorized by statute to issue, and have issued, rules and regulations binding upon the oil and gas industry and its individual members. The Federal Energy Regulatory Commission (the "FERC") regulates the transportation and sale for resale of natural gas in interstate commerce pursuant to the Natural Gas Act of 1938 (the "NGA") and the Natural Gas Policy Act of 1978 (the "NGPA"). In the past, the federal government has regulated the prices at which oil and gas could be sold. While sales by producers of natural gas and all sales of crude oil, condensate and natural gas liquids can currently be made at uncontrolled market prices, Congress could reenact price controls in the future. Deregulation of wellhead sales in the natural gas industry began with the enactment of the NGPA in 1978. In 1989, Congress enacted the Natural Gas Wellhead Decontrol Act (the "Decontrol Act"). The Decontrol Act removed all remaining NGA and NGPA price and nonprice controls affecting wellhead sales of natural gas effective January 1, 1993.

    REGULATION OF SALES AND TRANSPORTATION OF NATURAL GAS. The Company's sales of natural gas are affected by the availability, terms and cost of transportation. The price and terms for access to pipeline transportation are subject to extensive regulation. In recent years, the FERC has undertaken various initiatives to increase competition within the natural gas industry. As a result of initiatives like FERC Order No. 636, issued in April 1992, the interstate natural gas transportation and marketing system has been substantially restructured to remove various barriers and practices that historically limited non-pipeline natural gas sellers, including producers, from effectively competing with interstate pipelines for sales to local distribution companies and large industrial and commercial customers. The most significant provisions of Order No. 636 require that interstate pipelines provide firm and interruptible transportation service on an open access basis that is equal for all natural gas suppliers. In many instances, the results of Order No. 636 and related initiatives have been to substantially reduce or eliminate the interstate pipelines' traditional role as wholesalers of natural gas in favor of providing only storage and transportation services. While the United States Court of Appeals upheld most of Order No. 636 last year, certain related FERC orders, including the individual pipeline restructuring proceedings, are still subject to judicial review and may be reversed or remanded in whole or in part. While the outcome of these proceedings cannot be predicted with certainty, the Company does not believe that it will be affected materially differently than its competitors.

    The FERC has also announced several important transportation-related policy statements and proposed rule changes, including a statement of policy and a request for comments concerning alternatives to its traditional cost-of-service ratemaking methodology to establish the rates interstate pipelines may charge for their services. A number of pipelines have obtained FERC authorization to charge negotiated rates as one such alternative. Both the policy statement and individual pipeline negotiated rate authorizations are currently subject to appeal before the U.S. Court of Appeals for the D.C. Circuit. In February 1997, the FERC announced a broad inquiry into issues facing the natural gas industry to assist the FERC in establishing regulatory goals and priorities in the post-Order No. 636 environment. Moreover, the FERC has refined the criteria used to distinguish non-jurisdictional gathering from jurisdictional transportation. Similarly, the Oklahoma Corporation Commission and the Texas Railroad Commission have been reviewing changes to their regulations governing transportation and gathering services provided by intrastate pipelines and gatherers. While the changes being considered by these federal and state regulators would affect the Company only indirectly, they are intended to further enhance competition in natural gas markets. The Company cannot predict what further action the FERC or state regulators will take on these matters, however, the Company does not believe that it will be affected by any action taken materially differently than other natural gas producers with which it competes.

    Additional proposals and proceedings that might affect the natural gas industry are pending before Congress, the FERC, state commissions and the courts. The natural gas industry historically has been very heavily regulated; therefore, there is no assurance that the less stringent regulatory approach recently pursued by the FERC and Congress will continue.

    OIL PRICE CONTROLS AND TRANSPORTATION RATES. Sales of crude oil, condensate and gas liquids by the Company are not currently regulated and are made at market prices. The price the Company receives from the sale of these products may be affected by the cost of transporting the products to market.

    ENVIRONMENTAL. Extensive federal, state and local laws regulating the discharge of materials into the environment or otherwise relating to the protection of the environment affect the Company's oil and gas operations. Numerous governmental departments issue rules and regulations to implement and enforce such laws, which are often difficult and costly to comply with and which carry substantial civil and even criminal penalties for failure to comply. Some laws, rules and regulations relating to protection of the environment may, in certain circumstances, impose strict liability for environmental contamination, rendering a person or entity liable for environmental damages and cleanup costs without regard to negligence or fault on the part of such person or entity. Other laws, rules and regulations may restrict the rate of oil and gas production below the rate that would otherwise exist or even prohibit exploration and production activities in sensitive areas. In addition, state laws often require various forms of remedial action to prevent pollution, such as closure of inactive pits and plugging of abandoned wells. The regulatory burden on the oil and gas industry increases the Company's cost of doing business and consequently affects the Company's profitability. The Company believes that it is in substantial compliance with current applicable environmental laws and regulations and that continued compliance with existing requirements will not have a material adverse impact on the Company's operations. However, environmental laws and regulations have been subject to frequent changes over the years, and the imposition of more stringent requirements could have a material adverse effect upon the capital expenditures or competitive position of the Company.

    The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") imposes liability, without regard to fault or the legality of the original act, on certain classes of persons that are considered to be responsible for the release of a "hazardous substance" into the environment. These persons include the current or former owner or operator of the disposal site or sites where the release occurred and companies that disposed or arranged for the disposal of hazardous substances at the disposal site. Under CERCLA such persons may be subject to joint and several liability for the costs of investigating and cleaning up hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. Comparable state statutes also impose liability on the owner or operator of a property for remediation of environmental contamination existing on such property. In addition, companies that incur liability frequently confront third party claims because it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances or other pollutants released into the environment from a polluted site.

    The Company currently owns or leases, and has in the past owned or leased, numerous properties that have been used for the exploration and production of oil and gas and for other uses associated with the oil and gas industry. Although the Company has followed operating and disposal practices that it considered appropriate under applicable laws and regulations, hydrocarbons or other wastes may have been disposed of or released on or under the properties owned or leased by the Company or on or under other locations where such wastes were taken for disposal. In addition, the Company owns or leases properties that have been operated by third parties in the past. The Company could incur liability under CERCLA or comparable state statutes for contamination caused by wastes it generated or for contamination existing on properties it owns or leases, even if the contamination was caused by the waste disposal practices of the prior owners or operators of the properties.

    The Federal Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976 ("RCRA"), regulates the generation, transportation, storage, treatment and disposal of hazardous wastes and can require cleanup of hazardous waste disposal sites. RCRA currently excludes drilling fluids, produced waters and other wastes associated with the exploration, development or production of oil and gas from regulation as "hazardous waste." A similar exemption is contained in many of the state counterparts to RCRA. Disposal of such non-hazardous oil and gas exploration, development and production wastes usually is regulated by state law. Other wastes handled at exploration and production sites or used in the course of providing well services may not fall within this exclusion. Moreover, stricter standards for waste handling and disposal may be imposed on the oil and gas industry in the future. From time to time legislation has been proposed in Congress that would revoke or alter the current exclusion of exploration, development and production wastes from the RCRA definition of "hazardous wastes" thereby potentially subjecting such wastes to more stringent handling and disposal requirements. If such legislation were enacted, or if changes to applicable state regulations required the wastes to be managed as hazardous wastes, it could have a significant impact on the operating costs of the Company, as well as the oil and gas industry in general.

    The Company's operations are also subject to the Clean Air Act (the "CAA") and comparable state and local requirements. Amendments to the CAA were adopted in 1990 and contain provisions that may result in the gradual imposition of certain pollution control requirements with respect to air emissions from operations of the Company. The Company may be required to incur certain capital expenditures in the next several years for air pollution control equipment in connection with obtaining and maintaining operating permits and approvals for air emissions. However, the Company believes its operations will not be materially adversely affected by any such requirements, and the requirements are not expected to be any more burdensome to the Company than to other similarly situated companies involved in oil and gas exploration and production activities or well servicing activities.

    The Federal Water Pollution Control Act of 1972 (the "FWPCA") imposes restrictions and strict controls regarding the discharge of wastes, including produced waters and other oil and gas wastes, into navigable waters. These controls have become more stringent over the years, and it is probable that additional restrictions will be imposed in the future. Permits must be obtained to discharge pollutants into state and federal waters. The FWPCA provides for civil, criminal and administrative penalties for unauthorized discharges of oil and other hazardous substances and imposes substantial potential liability for the costs of removal or remediation. State laws governing discharges to water also provide varying civil, criminal and administrative penalties and impose liabilities in the case of a discharge of petroleum or its derivatives, or other hazardous substances, into state waters. In addition, the Environmental Protection Agency has promulgated regulations that require many oil and gas production sites, as well as other facilities, to obtain permits to discharge storm water runoff. The Company believes that compliance with existing requirements under the FWPCA and comparable state statutes will not have a material adverse effect on the Company's financial condition or results of operations.

    The Company maintains insurance against "sudden and accidental" occurrences which may cover some, but not all, of the risks described above. Most significantly, the insurance maintained by the Company may not cover the risks described above which occur over a sustained period of time. Further, there can be no assurance that such insurance will continue to be available to cover all such costs or that such insurance will be available at premium levels that justify its purchase. The occurrence of a significant event not fully insured or indemnified against could have a material adverse effect on the Company's financial condition and results of operations.

    REGULATION OF OIL AND GAS EXPLORATION AND PRODUCTION. Exploration and production operations of the Company are subject to various types of regulation at the federal, state and local levels. Such regulations include requiring permits and drilling bonds for the drilling of wells, regulating the location of wells, the method of drilling and casing wells, and the surface use and restoration of properties upon which wells are drilled. Many states also have statutes or regulations addressing conservation matters, including provisions for the unitization or pooling of oil and gas properties, the establishment of maximum rates of production from oil and gas wells and the regulation of spacing, plugging and abandonment of such wells. Some state statutes limit the rate at which oil and gas can be produced from the Company's properties. See "Risk Factors -- Governmental Regulation."

TITLE TO PROPERTIES

    The Company believes it has satisfactory title to its properties in accordance with standards generally accepted in the oil and gas industry. As is customary in the oil and gas industry, the Company makes only a cursory review of title to farmout acreage and to undeveloped oil and gas leases upon execution of any contracts. Prior to the commencement of drilling operations, a title examination is conducted and curative work is performed with respect to significant defects. To the extent title opinions or other investigations reflect title defects, the Company, rather than the seller of the undeveloped property, is typically responsible to cure any such title defects at its expense. If the Company were unable to remedy or cure any title defect of a nature such that it would not be prudent to commence drilling operations on the property, the Company could suffer a loss of its entire investment in the property. The Company has obtained title opinions on substantially all of its producing properties. Prior to completing an acquisition of producing oil and gas leases, the Company performs a title review on a material portion of the leases. The Company's oil and gas properties are subject to customary royalty interests, liens for current taxes and other burdens that the Company believes do not materially interfere with the use of or affect the value of such properties.

FACILITIES

    The Company's principal executive and operating offices are located at Suite 650, Meridian Tower, 5100 E. Skelly Drive, Tulsa, Oklahoma 74135. The Company's finance and accounting offices, along with the office of the Chairman, are located at Suite 130, One Benham Place, 9400 N. Broadway Extension, Oklahoma City, Oklahoma 73114. The Company leases all of its significant facilities. The Company believes that its facilities are adequate for its current needs.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The following table sets forth names, ages and titles of the directors and executive officers of the Company.

                 NAME                        AGE                                   POSITION
---------------------------------------      ---      -------------------------------------------------------------------
William W. Talley II, Ph.D.............          55   Chairman of the Board of Directors
Larry E. Lee...........................          49   President and Chief Executive Officer and Director
M. Helen Bennett(1)(2).................          50   Director
Gerald R. Marshall(1)(2)...............          63   Director
John M. Reardon(1)(2)..................          56   Director
Larry G. Rampey........................          52   Senior Vice President - Operations
John M. Longmire.......................          55   Senior Vice President and Chief Financial Officer, Treasurer and
                                                      Secretary
Drake N. Smiley........................          50   Senior Vice President - Land, Legal and Business Development

------------------------------

(1) Member of the Compensation Committee.

(2) Member of the Audit Committee.

    WILLIAM W. TALLEY II, PH.D. has been Chairman of the Board and a director of the Company since its incorporation in 1987 and was Chief Executive Officer from 1987 to 1989 and from 1992 to October 31, 1997. Dr. Talley served as the Society of Petroleum Engineers' Distinguished Lecturer on natural gas marketing and pricing in 1987 and 1988 and was Vice President and director of the Independent Petroleum Association of America in 1987. Dr. Talley has been an officer and a principal of the RAM Group, Ltd., an energy and management consulting firm, since 1974. He is a registered professional engineer.

    LARRY E. LEE has been President and a director of the Company since its incorporation in 1987. Mr. Lee served as its Chief Executive Officer from 1989 to 1992 and has served in such capacity since November 1, 1997. Mr. Lee is a member of the Oklahoma Independent Petroleum Association and of the Independent Petroleum Association of America. He served as a director of the Independent Petroleum Association of America from 1990 to 1992. Mr. Lee has been an officer and a principal of the RAM Group, Ltd. since 1984.

    M. HELEN BENNETT has been a director of the Company since 1992 and was a Vice President of the Company from December 1996 until November 30, 1997. Mrs. Bennett has been a limited partner of Goldman, Sachs & Co., an investment banking firm, since May 1992. From 1980 until 1986, Mrs. Bennett served in several executive capacities with Time, Incorporated, including General Manager of Fortune magazine from 1984 to 1986. From 1973 until 1980, she was employed by McKinsey & Company.

    GERALD R. MARSHALL became a director of the Company in December 1997. Since October 1996, Mr. Marshall has served as Vice Chairman of the Midland Group, an Oklahoma-based financial services organization. Since December 1993, Mr. Marshall has served as President and Chief Executive Officer of Midland Asset Management Co., an asset management and financial consulting firm. He has served as Chairman and Chief Executive Officer of RAM Management Associates, Inc., a management contractor for the Resolution Trust Corporation, since March 1990.

    JOHN M. REARDON became a director of the Company in December 1997 and served as an adviser to the Company's Board of Directors from August 1994 until December 1997. Mr. Reardon has been President and Chief Executive Officer of Valencia National Bank of Santa Clarita, California, since August 1994. From 1991 to August 1994, he was Senior Vice President of RAMCO Oil & Gas, Inc., a former subsidiary of the Company, and of RAM Management Associates, Inc. From 1987 to 1991, Mr. Reardon was a Senior Vice President of Wells Fargo Bank.

    LARRY G. RAMPEY became a Senior Vice President of the Company in December 1997 and had been a Vice President of the Company since 1989. From 1972 to 1989, Mr. Rampey held the positions of Vice President of International Operations, Vice President of Domestic Operations and staff engineer for Reading & Bates Petroleum Co.

    JOHN M. LONGMIRE became a Senior Vice President of the Company in December 1997 and had been a Vice President of the Company since 1994. Mr. Longmire has been Chief Financial Officer, Treasurer and Secretary of the Company since August 1994 and was its Controller from 1990 to February 1994. Previously, he held various financial management positions with Texas International Company, Amarex, Inc. and Union Oil Company of California. Mr. Longmire is a Certified Public Accountant.

    DRAKE N. SMILEY became a Senior Vice President of the Company in December 1997 and had been a Vice President of the Company since February 1997. Mr. Smiley was Vice President - Land and Legal of the Company from 1989 to 1994. From 1994 until he rejoined the Company in 1997, Mr. Smiley served as Vice President - Land of Continental Resources, Inc., an independent oil and gas company. From 1980 to 1989, he was employed by Reading & Bates Petroleum Co., serving as Manager of Land. Mr. Smiley is a member of the Oklahoma and Tulsa County Bar Associations.

    The directors are divided into three classes, with each class having as equal a number of directors as practicable. The directors are elected on a staggered basis for three-year terms. One class stands for re-election at each annual meeting of stockholders. The Company's executive officers serve at the discretion of the Board of Directors. Dr. Talley's term as a director will expire in 1998, the terms of Mr. Lee and Mr. Marshall will expire in 1999, and the terms of Mrs. Bennett and Mr. Reardon will expire in 2000.

    Dr. Talley and Mr. Lee beneficially own and were formerly executive officers of Jobs for St. Landry Parish, Inc., d/b/a Standard Fittings Company ("Standard Fittings"), a manufacturer of pipe fittings. Standard Fittings filed a petition pursuant to Chapter 11 of the U.S. Bankruptcy Code in January 1997 in the U.S. Bankruptcy Court for the Western District of Louisiana. The Chapter 11 proceeding was dismissed in June 1997.

EXECUTIVE COMPENSATION

    The following table sets forth for 1997 the cash compensation of (i) the Company's chief executive officer and (ii) each other person who was an executive officer as of December 31, 1997 (together with the Company's chief executive officer, the "Named Executive Officers"). As described below, the Company entered into a severance agreement with Dr. Talley and a revised employment agreement with Mr. Lee. See "-- Employment and Severance Agreements."

                           SUMMARY COMPENSATION TABLE

                                                         ANNUAL COMPENSATION
                                                        ----------------------    OTHER ANNUAL       ALL OTHER
             NAME AND PRINCIPAL POSITION                  SALARY      BONUS     COMPENSATION(1)   COMPENSATION(2)
------------------------------------------------------  ----------  ----------  ----------------  ----------------
William W. Talley II, Ph.D. ..........................  $  540,860  $   47,500         --                --
  Chairman of the Board(3)
Larry E. Lee .........................................     540,860      47,500         --                --
  President and Chief Executive Officer(4)
M. Helen Bennett .....................................     372,660      24,250         --                --
  Vice President(5)
Larry G. Rampey ......................................     130,000      12,708         --                --
  Vice President
John M. Longmire .....................................     120,000      12,500         --                --
  Vice President, Chief Financial Officer, Treasurer
  and Secretary

------------------------------

(1) Personal benefits provided by the Company did not exceed the lesser of $50,000 or 10% of total annual salary and bonus for any Named Executive Officer. No other annual compensation was paid.

(2) Represents matching contributions made by the Company to the account of the executive officer under the Company's 401(k) Profit Sharing Plan.

(3) Dr. Talley was Chief Executive Officer until October 31, 1997. Director fees of $180,860 are included as salary.

(4) Mr. Lee was appointed Chief Executive Officer effective November 1, 1997. Director fees of $180,860 are included as salary.

(5) Mrs. Bennett was Vice President until November 30, 1997. Director fees of $168,660 are included as salary.

DIRECTORS' COMPENSATION

    Each director received $289,380 in 1996. Dr. Talley and Mr. Lee received $180,860 in 1997 and Mrs. Bennett received $168,660 in 1997 for serving as directors. In 1998, the annual fee to be paid to each non-employee director will be $24,000 plus $1,000 for each meeting attended. Directors who are also employees of the Company will not receive annual directors fees. Directors are also reimbursed for travel and other expenses.

EMPLOYMENT AND SEVERANCE AGREEMENTS

    The Company is a party to a Special Severance Agreement with Dr. Talley which continues until Dr. Talley ceases to be Chairman of the Board of the Company. During the existence of this agreement, Dr. Talley will receive an annual base salary of at least $240,000 and a bonus as determined by the Board. The term of the agreement ends upon Dr. Talley's death, disability or voluntary resignation, and may be terminated by the Company for cause. Upon Dr. Talley's death, his representatives or, upon his disability, Dr. Talley, will receive accrued but unpaid salary, bonus and benefits, a pro rata share of any bonus paid for the preceding year, one year's salary and an amount equal to the highest bonus paid to him during the term of the agreement. In the event of Dr. Talley's disability, he will continue to be entitled to receive benefits for the remainder of the agreement. If Dr. Talley ceases to be Chairman of the Board other than by reason of death, disability, for cause or by voluntary resignation, he is entitled to receive his accrued but unpaid salary and benefits, an amount equal to a pro rata share of any bonus paid for the immediately preceding year, plus an amount equal to three times his base salary.

    The Company has an employment agreement with Mr. Lee for an initial term expiring in December 2000, subject to annual extensions of one year, at an annual salary of at least $295,000 and an annual bonus to be determined by the Board. Under this agreement, Mr. Lee's employment may be terminated by the Company for death or disability, or for cause, and by Mr. Lee for good reason. Upon Mr. Lee's death, his representatives or, upon his disability, Mr. Lee, will receive accrued but unpaid salary, bonus and benefits, a pro rata share of any bonus paid for the immediately preceding year, one year's salary and an amount equal to the highest bonus paid to him during the term of the agreement. In the event of Mr. Lee's disability, he will continue to be entitled to receive benefits for the remainder of the agreement. If Mr. Lee ceases to be an employee other than by reason of death, disability, for cause or by voluntary resignation, he is entitled to receive his accrued but unpaid salary and benefits, an amount equal to a pro rata share of any bonus paid for the immediately preceding year, plus an amount equal to three times his base salary.

    The Company has employment and severance agreements with Messrs. Longmire, Rampey and Smiley. Each of these agreements expires December 31, 1998. Under the terms of each agreement, the officer's employment may be terminated by the Company at any time for good cause, or for any other reason upon two weeks prior notice, subject to certain severance payments.

STOCK INCENTIVE PLAN

    The Company's 1998 Stock Incentive Plan (the "Plan") authorizes the grant of nonqualified stock options, incentive stock options and restricted stock awards to employees and non-employee directors. The purpose of the Plan is to create incentives designed to motivate employees of the Company, and any present or future parent or subsidiary, and directors of the Company to exert maximum efforts toward the success and growth of the Company and to attract and retain experienced individuals who by their position, ability and diligence are able to make important contributions to the Company's success. The Plan is administered by the Compensation Committee of the Board of Directors; however, awards under the Plan to non-employee directors are made by the full Board (whether the Compensation Committee or the Board, the "Committee").

    The maximum number of shares of Common Stock for which options and restricted stock awards may be granted under the Plan is 550,000, subject to adjustment in the event of any stock dividend, stock split, recapitalization or reorganization or certain business combinations. Shares subject to previously expired or terminated options or other forfeited awards which did not result in the issuance of shares become available again for awards under the Plan. The shares to be issued under the Plan may be newly issued shares, treasury shares or shares acquired privately or by open-market purchases. The number of shares and other terms of each grant are determined by the Committee; provided that the shares subject to stock options granted under the Plan and the shares of restricted stock awarded under the Plan in any year to any participant may not exceed an aggregate of 25,000. Awards under the Plan may, in the discretion of the Committee, provide for immediate vesting upon a change of control (as defined in the Plan).

    The price payable upon the exercise of both incentive and nonqualified stock options may not be less than 100% of the fair market value of the Common Stock at the time of grant or, in the case of an incentive stock option granted to an employee owning stock possessing more than 10% of the total combined voting power of all classes of stock of the Company (a "10% Shareholder"), 110% of the fair market value of the Common Stock on the date of grant. Incentive stock options may be granted only to employees, and the aggregate exercise price of all incentive stock options under all Company plans becoming exercisable for the first time by an employee during any calendar year may not exceed $100,000. Each option granted under the Plan will expire on the date specified by the Committee, but, with respect to incentive stock options, not more than ten years from the date of grant or, in the case of a 10% Shareholder, not more than five years from the date of grant. Unless the Committee otherwise provides, a stock option will terminate three months (one year in the event of an optionee's disability or three years in the event of an optionee's death) after the optionee's termination of employment or termination as a director. In no event, however, will an option be exercisable after its expiration date. The Committee has the power to accelerate the vesting of options not exercisable on the optionee's termination date. The exercise price of an option granted under the Plan may be paid in cash, shares of Common Stock having a fair market value equal to the exercise price (either shares then owned by the optionee or to be issued upon exercise of the option) or a combination of cash and Common Stock. In addition, an optionee may utilize a broker to effect a contemporaneous sale of sufficient shares subject to the option to pay the exercise price by following the procedure set forth in the Plan.

    Restricted stock awards will be subject to such terms, conditions, restrictions and/or limitations as the Committee deems appropriate including, but not limited to, restrictions on transferability and continued employment (or service as a director in the case of non-employee directors).

    Outstanding options become nonforfeitable and exercisable in full immediately prior to the liquidation or dissolution of the Company or the merger or consolidation of the Company or sale of all or substantially all of the Company's assets if provision is not made in such transaction for the assumption by the acquiror of outstanding unvested options granted under the Plan or the substitution of new options therefor. Unexercised outstanding options will terminate upon the consummation of the dissolution or liquidation of the Company or such merger, consolidation or sale of assets.

    The Plan may be terminated or amended by the Board of Directors at any time, subject to stockholder approval in the case of amendments to increase the aggregate number of shares of Common Stock subject to the Plan or to permit options with below-market exercise prices. If not earlier terminated, the Plan expires in 2008.

OFFICER AND DIRECTOR LIABILITY

    As permitted by the provisions of the Delaware General Corporation Law, the Company's Certificate of Incorporation, as amended (the "Certificate"), eliminates in certain circumstances the monetary liability of directors of the Company for a breach of their fiduciary duty as directors. These provisions do not eliminate the liability of a director (i) for a breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions by a director not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for liability arising under Section 174 of the Delaware General Corporation Law (relating to the declaration of dividends and purchase or redemption of shares in violation of the Delaware General Corporation Law) or (iv) for any transaction from which the director derived an improper personal benefit. In addition, these provisions do not eliminate the liability of a director for violations of federal securities law, nor do they limit the rights of the Company or its stockholders, in appropriate circumstances, to seek equitable remedies such as injunctive or other forms of non-monetary relief. Such remedies may not be effective in all cases.

    The Certificate and the Company's Bylaws, as amended (the "Bylaws"), provide that the Company shall indemnify all of its directors and officers to the full extent permitted by the Delaware General Corporation Law. Under such provisions, any director or officer, who in his capacity as such, is made or threatened to be made a party to any suit or proceeding, may be indemnified if the Board of Directors determines such director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company. The Certificate, Bylaws and the Delaware General Corporation Law further provide that such indemnification is not exclusive of any other rights to which such individuals may be entitled under the Certificate, the Bylaws, any agreement, vote of stockholders or disinterested directors or otherwise.

    The Company expects to enter into indemnity agreements with each of its directors and executive officers. Under each indemnity agreement, the Company will pay on behalf of the indemnitee, and the indemnitee's executors, administrators and heirs, any amount which he or she is or becomes legally obligated to pay because of (i) any claim or claims from time to time threatened or made against him or her by any person because of any act or omission or neglect or breach of duty, including any actual or alleged error or misstatement or misleading statement, which he or she commits or suffers while acting in his or her capacity as a director and/or officer of the Company or an affiliate or
(ii) being a party, or being threatened to be made a party, to any threatened, pending or contemplated action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was an officer, director, employee or agent of the Company or an affiliate or is or was serving at the request of the

Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The payments which the Company will be obligated to make pursuant to such indemnity agreement include damages, charges, judgments, fines, penalties, settlements and court costs, costs of investigation and costs of defense of legal, equitable or criminal actions, claims or proceedings and appeals therefrom, and costs of attachment, supersedeas, bail, surety or other bonds. The Company also intends to provide liability insurance for each of its directors and executive officers.

CERTAIN TRANSACTIONS

    The Company redeemed all of its Series B Preferred Stock in January 1998. The Series B Preferred Stock was issued in 1987 and 1988 for $10.00 per share. Dr. Talley, Mr. Lee, Mrs. Bennett and Mr. Price beneficially owned in equal amounts all of the issued and outstanding shares of Series B Preferred Stock. The redemption price for each share of Series B Preferred Stock was $10.00 per share, resulting in the payment of $174,130 to each holder, for an aggregate redemption price of $696,520. The Company issued notes to each holder in the principal amount of the redemption consideration, with each note payable on or prior to February 10, 1998 together with interest at an annual rate of 8.5% until paid. Each of Dr. Talley, Mr. Lee, Mrs. Bennett and Mr. Price has agreed to guarantee sums due under the Credit Facility in amounts equal to the respective redemption amounts paid to them, which guarantees will be extinguished upon consummation of the Offering and the application of the net proceeds therefrom to repay all sums due under the Credit Facility.

    From May through November 1997, the Company employed William S. Price, a principal stockholder of the Company, as a consultant to assist it in identifying acquisition opportunities. Mr. Price received $15,000 per month, or an aggregate of $105,000, pursuant to this consulting agreement.

                        SECURITY OWNERSHIP OF MANAGEMENT
                           AND PRINCIPAL STOCKHOLDERS

    The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of January 31, 1998 by (i) each director of the Company who owns Common Stock, (ii) each Named Executive Officer who owns Common Stock, (iii) each person known or believed by the Company to own beneficially 5% or more of the Common Stock and (iv) all directors and executive officers as a group. Unless otherwise indicated, each person has sole voting and dispositive power with respect to such shares.

                                                                                 SHARES OF
                          NAME OF BENEFICIAL OWNER                              COMMON STOCK     PERCENT
-----------------------------------------------------------------------------  --------------  -----------
William W. Talley II, Ph.D. (1)(2)(3) .......................................        675,000        24.75%
  9400 N. Broadway Extension
  Oklahoma City, Oklahoma 73114

Larry E. Lee (1)(2) .........................................................        675,000        24.75
  5100 E. Skelly Drive
  Suite 650
  Tulsa, Oklahoma 74135

M. Helen Bennett (1)(4) .....................................................        675,000        24.75
  3333 Hagen Road
  Napa, California 94558

William S. Price ............................................................        702,000        25.74
  13635 Deering Bay Drive #233
  Coral Gables, Florida 33158

All executive officers and directors as a group (8 persons) .................      2,025,000        74.26

------------------------

(1) Director

(2) Named Executive Officer

(3) Such shares are held in a trust as to which Dr. Talley has sole voting and dispositive power.

(4) Such shares are held in a trust as to which Mrs. Bennett has sole voting and dispositive power.

                              DESCRIPTION OF NOTES

    The Notes will be issued pursuant to the Indenture, to be dated as of the Issue Date, by and among RAM Energy, Inc., the Subsidiary Guarantors and United States Trust Company of New York, as Trustee (the "Trustee"). The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The following discussion is a summary of the material provisions of the Indenture and the Notes, and it does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the Indenture or the Notes, as applicable. Capitalized terms used herein, and not otherwise defined herein, have the meanings defined under the caption "-- Certain Definitions." ALL REFERENCES TO RAM ENERGY, INC. IN THE FOLLOWING SUMMARY REFER EXCLUSIVELY TO RAM ENERGY, INC. AND NOT TO ANY OF ITS SUBSIDIARIES. Other capitalized terms not otherwise defined herein have the meanings assigned to them in the Indenture.

GENERAL

    The Notes will be issued in fully registered form only, without coupons, in denominations of $1,000 and integral multiples thereof. Initially, the Trustee will act as Paying Agent and Registrar for the Notes. The Notes may be presented for registration of transfer and exchange at the office of the Registrar, which currently is the Trustee's corporate trust office in New York, New York. RAM Energy, Inc. may change the Paying Agent and Registrar without notice to Holders of the Notes. RAM Energy, Inc. will pay principal (premium, if any) and interest on the Notes at the corporate trust office of the Trustee or its agency in New York, New York. In addition, in the event the Notes do not remain in book-entry form, interest may be paid, at RAM Energy, Inc.'s option, by wire transfer or check mailed to the registered addresses of the Holders as shown on the Note Register.

    The obligations of RAM Energy, Inc. under the Notes will be guaranteed by the Subsidiary Guarantors. See "-- Ranking and Subsidiary Guarantees." All of RAM Energy, Inc.'s Subsidiaries will be Subsidiary Guarantors unless, subject to certain requirements of the Indenture, RAM Energy, Inc. designates one or more future Subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to the restrictive covenants of the Indenture. See "-- Certain Covenants -- Designation of Unrestricted Subsidiaries."

    The Indenture will provide for the issuance of up to $115.0 million of Notes in connection with the Offering (the "Offered Notes"). The Indenture will also provide the Company the flexibility of issuing additional Notes in the future in an unlimited amount; however, any issuance of such additional Notes would be subject to the covenant described in the first paragraph under "-- Certain Covenants -- Limitation on Incurrences of Additional Indebtedness and Issuances of Disqualified Capital Stock." The Offered Notes and any such additional Notes are collectively referred to as the "Notes" in this "Description of Notes."

PRINCIPAL, MATURITY AND INTEREST

    The Notes will mature on February 15, 2008. Interest on the Notes will accrue at the rate of 11 1/2% per annum and will be payable semi-annually on each February 15 and August 15 commencing on August 15, 1998, in the case of the Offered Notes, to the Persons who are registered Holders at the close of business on February 1 and August 1 immediately preceding the applicable interest payment date. Interest on the Notes will accrue from and including the most recent date to which interest has been paid or, if no interest has been paid, from and including the Issue Date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

OPTIONAL REDEMPTION

    RAM Energy, Inc. will not have the right to redeem the Notes prior to February 15, 2005. Thereafter, RAM Energy, Inc. may redeem the Notes, at its option, in whole or in part, at any time, at the following redemption prices (expressed as a percentage of the outstanding principal amount) if redeemed during the twelve-month period commencing on February 15 of the years set forth below, plus, in each case, accrued and unpaid interest thereon to the date of redemption:

                                                                                   REDEMPTION
YEAR                                                                                  PRICE
---------------------------------------------------------------------------------  -----------
2005.............................................................................      111.50%
2006.............................................................................      107.67%
2007 and thereafter to, but not including, the Stated Maturity Date..............      103.84%

    Notwithstanding the foregoing, at any time on or prior to February 15, 2001, RAM Energy, Inc. may redeem up to an aggregate of $15.0 million principal amount of the Notes originally issued, in cash, at a redemption price equal to 115% of the principal amount of the Notes so redeemed, together with accrued and unpaid interest thereon to the redemption date, with the net proceeds of one or more Public Equity Offerings, PROVIDED that (i) at least $100.0 million aggregate principal amount of the Offered Notes originally issued remains outstanding immediately after the occurrence of each such redemption and (ii) each such redemption occurs within 60 days of the date of the closing of each such Public Equity Offering.

    In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed, or if the Notes are not listed, on a PRO RATA basis, by lot or by such other method as the Trustee shall deem fair and appropriate, provided that no Note of $1,000 or less shall be redeemed in part. Notice of redemption will be sent by first class mail, at least 30 days and not more than 60 days prior to the date fixed for redemption, to the Holder of each Note to be redeemed to such Holder's last address as then shown upon the Note Register. Any notice which relates to a Note to be redeemed in part only must state the portion of the principal amount to be redeemed and must state that on and after the date fixed for redemption, upon surrender of such Note, a new Note in a principal amount equal to the unredeemed portion thereof will be issued. On and after the date fixed for redemption, unless RAM Energy, Inc. defaults on its payment obligations, interest will cease to accrue on the Notes or portions thereof called for redemption.

RANKING AND SUBSIDIARY GUARANTEES

    The indebtedness of RAM Energy, Inc. evidenced by the Notes will rank senior in right of payment to all Subordinated Indebtedness of RAM Energy, Inc. and PARI PASSU in right of payment with all existing and future senior Indebtedness of RAM Energy, Inc. Pursuant to the Subsidiary Guarantees, the Subsidiary Guarantors will unconditionally guarantee, jointly and severally, on a senior unsecured basis, to each Holder and the Trustee, the full and prompt payment and performance of RAM Energy, Inc.'s obligations under the Indenture and the Notes, including the payment of principal of, premium, if any, and interest on the Notes. The Subsidiary Guarantees will rank PARI PASSU in right of payment with all existing and future senior Indebtedness of each Subsidiary Guarantor. The Notes and the Subsidiary Guarantees will be effectively subordinated, however, to any secured Indebtedness of RAM Energy, Inc. and the Subsidiary Guarantors to the extent of the collateral therefor, including any Indebtedness under the Permitted Bank Credit Facility, which currently is secured by substantially all of RAM Energy, Inc.'s oil and gas properties. As of December 31, 1997, on a pro forma basis, after giving effect to the issuance of the Notes in the Offering, and the application of the estimated net proceeds therefrom, RAM Energy, Inc. would have had $0.2 million of senior Indebtedness outstanding, excluding the Notes. See "Capitalization."

    The Indenture also will provide that each of RB Operating Company and RLP Gulf States, L.L.C., which constitute all of RAM Energy, Inc.'s Subsidiaries as of the Issue Date, will be, and each Person (other than an Unrestricted Subsidiary) that after the Issue Date becomes a Subsidiary of RAM Energy, Inc. (whether by formation, acquisition or otherwise) shall, simultaneously with becoming a Subsidiary of RAM Energy, Inc., become a Subsidiary Guarantor thereunder. See "-- Certain Covenants -- Limitation on Incurrences of Additional Indebtedness and Issuances of Disqualified Capital Stock."

    The obligations of each Subsidiary Guarantor will be limited to the maximum amount which, after giving effect to all other contingent and fixed liabilities of such Subsidiary Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Subsidiary Guarantor in respect of the obligations of such other Subsidiary Guarantor under its Subsidiary Guarantee or pursuant to its contribution obligations under the Indenture, will result in the obligations of such Subsidiary Guarantor under the Subsidiary Guarantee not constituting a fraudulent conveyance or fraudulent transfer under applicable federal or state law. Each Subsidiary Guarantor that makes a payment or distribution under the Subsidiary Guarantee shall be entitled to a contribution from each other Subsidiary Guarantor in a PRO RATA amount, based on the net assets of RAM Energy, Inc. and each Subsidiary Guarantor, determined in accordance with GAAP. See "Risk Factors -- Possible Limitations on Enforceability of Subsidiary Guarantees."

    The Indenture will provide that, subject to the following paragraph, each Subsidiary Guarantor (including any existing or future Subsidiary Guarantor) may not consolidate or merge with or into (whether or not such Subsidiary Guarantor is the surviving Person) another Person or sell or convey all or substantially all of its assets to another Person or group unless (i) the Person formed by or surviving any such consolidation or merger (if other than such Subsidiary Guarantor) or the transferee entity (a) is a corporation organized and existing under the laws of the United States of America, any state thereof, or the District of Columbia and (b) expressly assumes all the obligations of such Subsidiary Guarantor pursuant to a supplemental indenture, in a form satisfactory to the Trustee, under the Notes and the Indenture, and causes an opinion of counsel in accordance with the terms of the Indenture to be delivered to the Trustee, (ii) immediately before and after giving effect to such transaction, no Default or Event of Default exists and immediately after giving effect to such transaction, the resulting, surviving or transferee entity could Incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the covenant described herein under the caption "-- Certain Covenants -- Limitation on Incurrences of Additional Indebtedness and Issuances of Disqualified Capital Stock," and (iii) such Subsidiary Guarantor or the Person formed by or surviving any such consolidation or merger or the transferee entity on a pro forma basis will have Net Worth (immediately after giving effect to the transaction) equal to or greater than the Net Worth of such Subsidiary Guarantor immediately preceding the transaction. The foregoing will not apply to a merger, consolidation, sale or other such transaction between Subsidiary Guarantors or between RAM Energy, Inc. and any Subsidiary Guarantor.

    The Indenture will provide that in the event of (i) the designation of any Subsidiary Guarantor as an Unrestricted Subsidiary or (ii) a sale or other disposition of all or substantially all of the properties or assets of any Subsidiary Guarantor to a third party or an Unrestricted Subsidiary, by way of merger, consolidation or otherwise, or a sale or other disposition of all of the Capital Stock of any Subsidiary Guarantor, in either case, in a transaction or manner that does not violate any of the covenants in the Indenture, then such Subsidiary Guarantor (in the event of such a designation or a sale or other disposition (other than a lease), by way of such a merger, consolidation or otherwise, or a disposition of all of the Capital Stock of such Subsidiary Guarantor) or the Person acquiring such properties or assets (in the event of a sale or other disposition (other than a lease) of all or substantially all of the properties or assets of such Subsidiary Guarantor) will be released from and relieved of any obligations under its Subsidiary Guarantee, PROVIDED that (y) any Net Cash Proceeds of such sale or other disposition are applied, and the Trustee has received an officer's certificate from RAM Energy, Inc. that such Net Cash Proceeds have been or shall be applied in accordance with the covenant described under the caption "-- Certain Covenants -- Limitation on Asset Sales," and (z) all obligations of such Subsidiary Guarantor under all of its guarantees of, and under all of its pledges of assets or other security interests that secure, any other Indebtedness of RAM Energy, Inc. or any of the Subsidiary Guarantors shall also terminate upon such release, sale or disposition.

REPURCHASE OF NOTES AT THE OPTION OF THE HOLDER UPON A CHANGE OF CONTROL

    Upon the occurrence of a Change of Control, RAM Energy, Inc. will be obligated to make an irrevocable, unconditional offer to repurchase (a "Change of Control Offer") and will, subject to the provisions described below, repurchase on a Business Day not more than 60 nor less than 30 days following the occurrence of such Change of Control (the date on which the repurchase is effected being referred to herein as the "Change of Control Payment Date"), all of the then outstanding Notes validly tendered pursuant to such Change of Control Offer, at a cash purchase price equal to 101% of the principal amount thereof (the "Change of Control Purchase Price"), plus accrued and unpaid interest thereon to the Change of Control Payment Date. The Change of Control Offer is required to remain open for at least 20 Business Days and until the close of business of the fifth Business Day prior to the Change of Control Purchase Date.

    In order to effect such Change of Control Offer, RAM Energy, Inc. (i) will, not later than five Business Days after the occurrence of the Change of Control, notify the Trustee and (ii) will, not later than 20 Business Days after the occurrence of the Change of Control, make a Change of Control Offer to the Holders of all of the then outstanding Notes, by sending written notice of a Change of Control Offer, by first class mail, to each Holder at its registered address, with a copy to the Trustee. The notice to Holders will contain all instructions and materials required by applicable law, will contain or make available to Holders other information material to such Holders' decision to tender Notes pursuant to the Change of Control Offer and will otherwise govern the terms of the Change of Control Offer.

    On or before the Change of Control Payment Date, RAM Energy, Inc. will, to the extent lawful, (i) accept for payment Notes or portions thereof properly tendered pursuant to the Change of Control Offer, (ii) deposit with the Paying Agent an amount sufficient to pay the Change of Control Purchase Price of all Notes so tendered, and (iii) deliver or cause to be delivered to the Trustee all Notes so accepted, together with an officers' certificate listing the Notes or portions thereof being purchased by RAM Energy, Inc. The Paying Agent will promptly mail to the Holders of Notes so accepted payment in an amount equal to the Change of Control Purchase Price for such Notes, plus accrued and unpaid interest thereon to the Change of Control Payment Date, and the Trustee will promptly cancel all Notes so accepted by RAM Energy, Inc. pursuant to the Change of Control Offer and authenticate and mail (or cause to be transferred by book entry) to such Holders new Notes equal in principal amount, as applicable, to any unpurchased portion of the Notes surrendered. Any Notes not so accepted will be promptly mailed by RAM Energy, Inc. to the Holders thereof. RAM Energy, Inc. will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

    The Change of Control provisions described above will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture will not contain provisions that permit the Holders to require that RAM Energy, Inc. repurchase or redeem the Notes in the event of a takeover, recapitalization or other similar transaction of RAM Energy, Inc. The provisions of the Indenture may not afford Holders protection in the event of a highly leveraged transaction, reorganization, restructuring, merger or other similar transaction affecting RAM Energy, Inc. that may adversely affect the Holders if such transaction is not the type of transaction included within the definition of "Change of Control." For example, if RAM Energy, Inc. were to acquire by merger another entity in a highly leveraged transaction that did not involve a Change of Control of RAM Energy, Inc., such transaction would not result in a Change of Control as contemplated by the Indenture. A transaction involving the management of RAM Energy, Inc. or any other Affiliate or a transaction involving a recapitalization of RAM Energy, Inc. will result in a Change of Control only if it is the type of transaction specified in such definition.

    The existence of a Holder's right to require RAM Energy, Inc. to repurchase Notes in connection with a Change of Control may deter a third party from acquiring RAM Energy, Inc. in a transaction that would constitute a Change of Control.

    The source of funds for any repurchase of Notes upon a Change of Control will be RAM Energy, Inc.'s cash or cash generated from operations or other sources, including borrowings or sales of assets. The occurrence of a Change of Control may result in a default under a Permitted Bank Credit Facility and give the lenders the right to require RAM Energy, Inc. to repay all Indebtedness outstanding thereunder; however, there can be no assurance that sufficient funds will be available at the time of any Change of Control to repay all Indebtedness owing or to make any required repurchase of the Notes. Any failure by RAM Energy, Inc. to repurchase Notes tendered pursuant to a Change of Control Offer will constitute an Event of Default. See "-- Events of Default and Remedies."

    RAM Energy, Inc. will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by RAM Energy, Inc. and repurchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

    The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the assets of RAM Energy, Inc. Although there is a developing body of judicial opinions interpreting the phrase "all or substantially all," no precise standard exists under New York law, which is the law governing the Indenture and the Notes. Accordingly, the ability of a Holder of Notes to require RAM Energy, Inc. to repurchase such Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of RAM Energy, Inc. to another Person or group is uncertain.

    To the extent applicable and if required by law, RAM Energy, Inc. will comply with Section 14 of the Exchange Act, the provisions of Regulation 14E and any other tender offer rules under the Exchange Act and other securities laws, rules, and regulations which may then be applicable to any offer by RAM Energy, Inc. to repurchase the Notes at the option of Holders upon a Change of Control; and, if such laws, rules, and regulations require or prohibit any action inconsistent with the foregoing, compliance by RAM Energy, Inc. with such laws, rules, and regulations will not constitute a breach of RAM Energy, Inc.'s obligations with respect to the foregoing.

CERTAIN COVENANTS

    The Indenture will contain, among others, the following covenants:

    LIMITATION ON INCURRENCES OF ADDITIONAL INDEBTEDNESS AND ISSUANCES OF
     DISQUALIFIED CAPITAL STOCK

    The Indenture will provide that RAM Energy, Inc. may not, and may not permit any of its Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness or issue any Disqualified Capital Stock, except that RAM Energy, Inc. or a Subsidiary Guarantor may Incur Indebtedness and RAM Energy, Inc. may issue shares of Disqualified Capital Stock if, on a pro forma basis, after giving effect to such Incurrence or issuance, as the case may be, and the application of the proceeds therefrom, all of the following tests have been satisfied:

(i) the Consolidated Fixed Charge Coverage Ratio for RAM Energy, Inc's. Reference Period for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is Incurred or such Disqualified Capital Stock is issued would have been (A) at least 2.25 to 1.0 if such additional Indebtedness is Incurred or such Disqualified Capital Stock is issued

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
    during the period commencing on the Issue Date and ending on December 31, 1998, (B) at least 2.50 to 1.0 if such additional Indebtedness is Incurred or such Disqualified Capital Stock is issued during the period commencing on January 1, 1999 and ending on December 31, 2000, (C) at least 2.75 to 1.0 if such additional Indebtedness is Incurred or such Disqualified Capital Stock is issued during the period commencing on January 1, 2001 and ending on December 31, 2002, or (D) at least 3.0 to 1.0 if such additional Indebtedness is Incurred or such Disqualified Capital Stock is issued at any time thereafter;

(ii) no Default or Event of Default shall have occurred and be continuing at the time such additional Indebtedness is Incurred or such Disqualified Capital Stock is issued or would occur as the result of such Incurrence of such additional Indebtedness or the issuance of such Disqualified Capital Stock; and

(iii) RAM Energy, Inc.'s Adjusted Consolidated Net Tangible Assets as of the last day of the applicable Reference Period are equal to or greater than 150% of the consolidated Indebtedness of RAM Energy, Inc. and the Subsidiary Guarantors.

    Notwithstanding the foregoing, if no Default or Event of Default shall have occurred and be continuing at the time or as a consequence of the Incurrence of such Indebtedness, RAM Energy, Inc. and any Subsidiary Guarantor may Incur Permitted Indebtedness.

    Any Indebtedness Incurred or Disqualified Capital Stock issued by any Person that is not a Subsidiary of RAM Energy, Inc. or a Restricted Subsidiary of RAM Energy, Inc., which Indebtedness or Disqualified Capital Stock is outstanding at the time such Person becomes a Restricted Subsidiary of, or is merged into, or consolidated with RAM Energy, Inc. or a Restricted Subsidiary of RAM Energy, Inc., as the case may be, shall be deemed to have been Incurred or issued, as the case may be, at the time such Person becomes a Restricted Subsidiary of, or is merged into, or consolidated with RAM Energy, Inc. or a Subsidiary Guarantor; provided, any Indebtedness of Carlton and its Subsidiaries outstanding on the Issue Date shall be deemed Indebtedness of the Company and its Subsidiaries outstanding on the Issue Date.

    LIMITATION ON RESTRICTED PAYMENTS

    (a) The Indenture will provide that RAM Energy, Inc. will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly (i) declare or pay any dividend on, or make any other distribution to holders of, any shares of Capital Stock of RAM Energy, Inc. or any of its Restricted Subsidiaries (other than dividends or distributions payable solely in shares of Qualified Capital Stock of RAM Energy, Inc. or any Restricted Subsidiary or dividends or distributions payable to RAM Energy, Inc. or any wholly-owned Subsidiary of RAM Energy, Inc. that is a Subsidiary Guarantor or warrants, rights or options to acquire Qualified Capital Stock of RAM Energy, Inc. or any of its Restricted Subsidiaries), (ii) purchase, redeem or otherwise acquire or retire for value any such shares of Capital Stock of RAM Energy, Inc. or any Affiliate (other than any Capital Stock owned by RAM Energy, Inc. or any wholly-owned Restricted Subsidiary of RAM Energy, Inc. that is a Subsidiary Guarantor), or any options, warrants or other rights to acquire such Capital Stock, (iii) make any principal payment on or repurchase, redeem, defease or otherwise acquire or retire for value any Subordinated Indebtedness, prior to any scheduled principal payment, scheduled sinking fund payment or maturity, or (iv) make any Restricted Investment (such payments or other actions described in clauses (i) through (iv) being collectively referred to as a "Restricted Payment"), unless at the time of and after giving effect to the proposed Restricted Payment (the amount of any such Restricted Payment, if other than cash, shall be the amount determined by the Board of Directors of RAM Energy, Inc., whose determination shall be conclusive and evidenced by a Board resolution, a copy of which resolution shall be delivered to the Trustee),

    (1) no Default or Event of Default shall have occurred and be continuing,

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
    (2) RAM Energy, Inc. could Incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) in accordance with the covenant "-- Certain Covenants -- Limitation on Incurrences of Additional Indebtedness and Issuances of Disqualified Capital Stock," and

    (3) the aggregate amount of all Restricted Payments declared or made after the Issue Date shall not exceed the sum (without duplication) of the following:

   (A) 50% of the Adjusted Consolidated Net Income of RAM Energy, Inc. accrued on a cumulative basis during the period commencing with the first full quarter after the Issue Date and ending on the last day of RAM Energy, Inc.'s last fiscal quarter ending prior to the date of such proposed Restricted Payment (or if Adjusted Consolidated Net Income is a loss, minus 100% of such loss), plus

    (B) the aggregate Net Proceeds received after the Issue Date by RAM Energy, Inc. from the issuance or sale (other than to any Restricted Subsidiary of RAM Energy, Inc.) of shares of Qualified Capital Stock of RAM Energy, Inc. or any options, warrants or rights to purchase such shares of Qualified Capital Stock of RAM Energy, Inc., plus

    (C) the aggregate Net Proceeds received after the Issue Date by RAM Energy, Inc. (other than from any Restricted Subsidiary of RAM Energy, Inc.) upon the exercise of any options, warrants or rights to purchase shares of Qualified Capital Stock of RAM Energy, Inc., plus

   (D) the aggregate Net Proceeds received after the Issue Date by RAM Energy, Inc. from the issuance or sale (other than to any Restricted Subsidiary of RAM Energy, Inc.) of Indebtedness or shares of Disqualified Capital Stock that have been converted into or exchanged for Qualified Capital Stock of RAM Energy, Inc., together with the aggregate cash received by RAM Energy, Inc. at the time of such conversion or exchange, minus

    (E) the amount of any write-downs or writeoffs, other negative revaluations, and other negative extraordinary charges not otherwise reflected in Adjusted Consolidated Net Income of RAM Energy, Inc. during such period.

    (b) Notwithstanding paragraph (a) above, RAM Energy, Inc. and the Subsidiary Guarantors may take the following actions so long as (in the case of clauses (2) and (3) below) no Default or Event of Default shall have occurred and be continuing:

    (1) the payment of any dividend on Capital Stock of RAM Energy, Inc. or any Subsidiary Guarantor within 60 days after the date of declaration thereof, if at such declaration date such declaration complied with the provisions of paragraph
(a) above;

    (2) the repurchase, redemption or other acquisition or retirement of any shares of any class of Capital Stock of RAM Energy, Inc. or any Subsidiary Guarantor, in exchange for, or out of the aggregate Net Proceeds from, a substantially concurrent issue and sale (other than to a Subsidiary Guarantor) of shares of Qualified Capital Stock of RAM Energy, Inc.;

    (3) the repurchase, redemption, repayment, defeasance or other acquisition or retirement for value of any Subordinated Indebtedness in exchange for, or out of the aggregate Net Proceeds from, a substantially concurrent issue and sale (other than to a Subsidiary Guarantor) of (i) Subordinated Indebtedness (provided such Indebtedness is on terms no less favorable to the Holders of the Notes than the terms of the Subordinated Indebtedness being redeemed) or (ii) shares of Qualified Capital Stock of RAM Energy, Inc.; and

    (4) the redemption of 12 shares of Carlton's outstanding redeemable preferred stock pursuant to the termination of all rights in respect of such shares, except the right to receive the redemption price payable on the scheduled redemption thereof as prescribed in Carlton's certificate of incorporation, which redemption must occur no later than the earlier of (i) the third anniversary of the issuance of such stock and (ii) April 10, 1998.

    The actions described in clause (1) of this paragraph (b) shall be Restricted Payments that shall be permitted to be made in accordance with this paragraph (b) but shall reduce the amount that would otherwise be available for Restricted Payments under clause (3) of paragraph (a), PROVIDED that any dividend paid pursuant to clause (1) of this paragraph (b) shall reduce the amount that would otherwise be available under clause (3) of paragraph (a) when declared, but not also when subsequently paid pursuant to clause (1) of this paragraph (b), and provided that any Net Proceeds received under clauses (2) or
(3)(ii) of paragraph (b) shall not be included in subclauses (B) or (C) of clause (3) of paragraph (a) above.

    LIMITATION ON DIVIDEND AND OTHER PAYMENT RESTRICTIONS AFFECTING RESTRICTED
     SUBSIDIARIES

    The Indenture will provide that RAM Energy, Inc. may not, and may not permit any of its Restricted Subsidiaries to, directly or indirectly, create, or permit or suffer to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary of RAM Energy, Inc. to (i) pay dividends or make other distributions on its Capital Stock to RAM Energy, Inc. or any other Restricted Subsidiary of RAM Energy, Inc., (ii) make loans or advances or pay any Indebtedness or other obligations owed to RAM Energy, Inc. or to any other Restricted Subsidiary of RAM Energy, Inc., or (iii) transfer any of its properties or assets to RAM Energy, Inc. or to any other Restricted Subsidiary of RAM Energy, Inc., except encumbrances and restrictions existing under (a) the Indenture, any Permitted Bank Credit Facility as in effect on the Issue Date and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof, PROVIDED that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are no more restrictive with respect to such dividend and other payment or transfer restrictions than those contained in the Permitted Bank Credit Facility as in effect on the Issue Date and (b) any agreement of a Person acquired by RAM Energy, Inc. or a Restricted Subsidiary of RAM Energy, Inc., which restrictions existed at the time of acquisition, were not put in place in anticipation of such acquisition, and are not applicable to any Person or property, other than the Person or any property of the Person so acquired.

    LIMITATION ON TRANSACTIONS WITH AFFILIATES AND DIRECTORS' FEES

    The Indenture will provide that RAM Energy, Inc. may not, and may not permit any of its Restricted Subsidiaries to, enter directly or indirectly into, or permit to exist, any transaction or series of related transactions with or for the benefit of any Affiliate except for transactions made in good faith, the terms of which are fair and reasonable to RAM Energy, Inc. or such Restricted Subsidiary, as the case may be, and are at least as favorable as the terms which could be obtained by RAM Energy, Inc. or such Restricted Subsidiary, as the case may be, in a comparable transaction made on an arm's length basis with Persons who are not Affiliates, and RAM Energy, Inc. delivers to the Trustee (i) with respect to any transaction or series of related transactions with an Affiliate involving aggregate consideration in excess of $1 million, an officers' certificate certifying that such transaction or transactions comply with this covenant, (ii) with respect to any transaction or series of related transactions with an Affiliate involving aggregate consideration in excess of $2 million, a resolution of the board of directors set forth in an officers' certificate certifying that such transaction or transactions comply with this covenant and that such transaction or transactions have been approved in good faith by a majority of the disinterested members of the board of directors (which resolution shall be conclusive evidence of compliance with this provision), PROVIDED that if there is not a majority of disinterested directors able to approve such transaction, RAM Energy, Inc. shall also deliver an opinion as to the fairness, from a financial point of view, to RAM Energy, Inc. or such Restricted Subsidiary of such transaction or transactions issued by an investment banking firm of recognized national standing, which opinion shall be conclusive evidence of compliance with this provision, and (iii) with respect to any transaction or series of related transactions with an Affiliate involving aggregate consideration in excess of $5 million, an officers' certificate and a board resolution as described in subclause (ii) above and an opinion as to the fairness, from a financial point of view, to RAM Energy, Inc. or such Restricted Subsidiary of such transaction or transactions issued by an investment banking firm of recognized national standing, which resolution and opinion shall be conclusive evidence of compliance with this provision; PROVIDED, however, that this covenant will not restrict (a) transactions between RAM Energy, Inc. and any of the Subsidiary Guarantors or transactions between Subsidiary Guarantors, (b) Restricted Payments permitted by the provisions of the Indenture described under the caption "-- Certain Covenants -- Limitation on Restricted Payments," (c) any employee compensation arrangement by RAM Energy, Inc. or any of its Restricted Subsidiaries which has been approved by a majority of RAM Energy, Inc.'s disinterested directors and found in good faith by such directors to be in the best interests of RAM Energy, Inc. or such Restricted Subsidiary, as the case may be, and (d) subject to the following paragraph, customary directors' fees and indemnification and similar arrangements.

    Notwithstanding the foregoing, the Indenture will further provide that RAM Energy, Inc. will not and will not permit any of its Subsidiaries to, directly or indirectly, remunerate or be or become directly or indirectly liable or obligated for the remuneration of, director's or similar fees to any person solely by reason of serving as a director of the board of directors of any of them in an amount for any fiscal year of RAM Energy, Inc. which, when aggregated with all other such fees paid or payable to such person by RAM Energy, Inc. and its Subsidiaries (as applicable) during such period solely by reason of serving as a director of all or any of them, exceeds $30,000, regardless of the number of entities for which such person served as a director; and for purposes of computing the $30,000 limitation in such annual fees, the fair market value of all property transferred and services provided to such person, without payment therefor, in cash, by such person at the same fair market value of such property or services (as applicable), or other than in exchange for, or incidental to, the performance of services to RAM Energy, Inc. or any Subsidiary by such person as an employee of any of them, will be added to all cash payments of such fees; PROVIDED that the value of Capital Stock issued to a director as a director's fee or similar fee shall not be subject to such $30,000 limitation.

    LIMITATION ON ASSET SALES

    The Indenture will provide that RAM Energy, Inc. may not, and may not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless (i) RAM Energy, Inc. or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value (as determined in good faith by resolution of the Board of Directors set forth in an officers' certificate delivered to the Trustee, which determination shall be conclusive evidence of compliance with this provision) of the assets or Capital Stock being sold or issued or otherwise disposed of, and (ii) at least 85% of the value of the consideration for such Asset Sale consists of cash, Cash Equivalents or Exchange Assets or any combination thereof; PROVIDED that the amount of any liabilities (as shown on RAM Energy, Inc.'s or such Restricted Subsidiary's most recent balance sheet) of RAM Energy, Inc. or any such Restricted Subsidiary (other than contingent liabilities and liabilities that are Subordinated Indebtedness or otherwise by their terms subordinated to the Notes or the Subsidiary Guarantees) that are assumed by the transferee of such assets pursuant to a customary novation agreement that releases RAM Energy, Inc. and such Restricted Subsidiary from further liability shall also be deemed to be cash for purposes of this provision.

    Within 365 days after the receipt of any Net Cash Proceeds from an Asset Sale, RAM Energy, Inc. or such Restricted Subsidiary may apply such Net Cash Proceeds, at its option, in any order or combination (i) to repay and permanently reduce Indebtedness outstanding under any Permitted Bank Credit Facility to which it or any Subsidiary Guarantor is a party, (ii) to make Capital Expenditures or (iii) to make other acquisitions of assets to be used in RAM Energy, Inc.'s and the Subsidiary Guarantors' Oil and Gas Business. Pending the final application of any such Net Cash Proceeds, RAM Energy, Inc. or such Restricted Subsidiary may temporarily invest such Net Cash Proceeds in any manner that is not prohibited by the terms of the Indenture, or temporarily reduce outstanding revolving credit Indebtedness under Permitted Bank Credit Facilities. Any Net Cash Proceeds from Asset Sales that are not applied as provided in clauses (i) through (iii) of the first sentence of this paragraph will (after expiration of the relevant periods) be deemed to constitute "Excess Cash."

    When the amount of Excess Cash exceeds $10.0 million (the date of such occurrence, the "Excess Cash Offer Trigger Date"), RAM Energy, Inc. will make an irrevocable, unconditional offer (an "Excess Cash Offer") to the Holders to purchase the maximum amount of Notes which could be acquired by application of such amount of Excess Cash as described herein (the "Excess Cash Offer Amount"), in cash at the purchase price equal to 100% of the principal amount thereof (the "Excess Cash Offer Price"), together with accrued and unpaid interest to the Excess Cash Purchase Date.

    Notice of an Excess Cash Offer will be sent at least 30 and not more than 60 days prior to the date on which the Notes tendered shall be accepted (the "Excess Cash Purchase Date"), by first-class mail, by RAM Energy, Inc. to each Holder at the address on the Note Register, with a copy to the Trustee. Such notice will set forth the Excess Cash Purchase Date and the Excess Cash Offer shall remain open for at least 20 Business Days and close no later than 30 Business Days after the date such notice is given. The notice to the Holders will contain all information, instructions and materials required by applicable law or otherwise material to such Holders' decision to tender Notes pursuant to the Excess Cash Offer.

    To the extent applicable and if required by law, RAM Energy, Inc. will comply with Section 14 of the Exchange Act, the provisions of Regulation 14E and any other tender offer rules under the Exchange Act and other securities laws, rules and regulations which may then be applicable to any Excess Cash Offer by RAM Energy, Inc.; and, if such laws, rules and regulations require or prohibit any action inconsistent with the foregoing, compliance by RAM Energy, Inc. with such laws, rules and regulations will not constitute a breach of its obligations with respect to the foregoing.

    On or before an Excess Cash Purchase Date, RAM Energy, Inc. will (i) accept for payment Notes or portions thereof properly tendered pursuant to the Excess Cash Offer, (ii) deposit with the Paying Agent money sufficient to pay the Excess Cash Offer Price, plus accrued and unpaid interest thereon to the Excess Cash Purchase Date of all Notes or portions thereof so accepted, and (iii) deliver to the Trustee all Notes so accepted together with an officers' certificate listing the Notes or portions thereof being purchased by RAM Energy, Inc. The Paying Agent shall promptly mail to Holders of Notes so accepted payment in an amount equal to the Excess Cash Offer Price, plus accrued and unpaid interest thereon to the Excess Cash Purchase Date. The Trustee shall promptly cancel all Notes accepted by RAM Energy, Inc. pursuant to the Excess Cash Offer and authenticate and mail to the Holders of Notes so accepted new Notes equal to the principal amount of any unpurchased portion of the Notes surrendered. Any Notes not so accepted shall be promptly mailed by RAM Energy, Inc. to the Holders thereof. RAM Energy, Inc. will publicly announce the results of the Excess Cash Offer on or as soon as practicable after the Excess Cash Purchase Date.

    If the amount required to acquire all Notes tendered by Holders pursuant to the Excess Cash Offer (the "Excess Cash Acceptance Amount") shall be less than the aggregate Excess Cash Offer Amount, then the excess of the Excess Cash Offer Amount over the Excess Cash Acceptance Amount may be used by RAM Energy, Inc. or any Subsidiary Guarantor for any of their respective general corporate purposes to the extent such use is not prohibited or restricted by the Indenture. If the aggregate principal amount of the Notes surrendered by Holders exceeds the Excess Cash Offer Amount, then the Trustee shall select the Notes to be purchased in compliance with the requirements of the principal national securities exchange on which the Notes are listed or, if the Notes are not so listed, on a PRO RATA basis by lot or by such method as the Trustee deems fair and appropriate. Upon consummation of any Excess Cash Offer made in accordance with the terms of the Indenture, the amount of Excess Cash will be reduced to zero.

    LIMITATION ON LIENS

    The Indenture will provide that RAM Energy, Inc. may not, and may not permit any of its Restricted Subsidiaries to, directly or indirectly, incur or suffer to exist any Lien upon any of their respective properties or assets, whether now owned or hereafter acquired, or any income, profits or proceeds therefrom, other than Permitted Liens.

    LIMITATION ON LINES OF BUSINESS

    The Indenture will provide that RAM Energy, Inc. will not engage, and will not permit any of its Restricted Subsidiaries to engage, in any line of business other than the Oil and Gas Business. The Indenture will further provide that RAM Energy, Inc. will not and will not permit any of its Restricted Subsidiaries to, directly or indirectly, remit or pay or become obligated to remit or pay any funds, or transfer or become obligated to transfer any property (whether by absolute remittance, payment or transfer or by collateral remittance, payment or transfer), which in the aggregate (inclusive of the then fair market value of any such transferred property) exceeds $10 million, as a non-refundable deposit or similar non-refundable payment made incidental, related or pursuant to a transaction or series of related transactions for the acquisition (whether by merger, consolidation, acquisition or otherwise) of any Person (or interest therein) or property, or to serve as payment or security for the payment of any matters related to, or to be performed or obligations, indemnities or similar undertakings agreed to be performed or undertaken by, any of them, which are incidental, related or pursuant to such transaction or transactions; and for purposes of determining the fair market value of any affected property, RAM Energy, Inc. shall deliver to the Trustee such resolution and officers' certificate regarding such valuation as if it was subject to the determination to be made pursuant to clause (ii) of the first paragraph under the caption "-- Certain Covenants -- Limitation on Transactions with Affiliates and Directors' Fees".

    DESIGNATION OF UNRESTRICTED SUBSIDIARIES

    The Board of Directors of RAM Energy, Inc. may designate any Subsidiary to be an Unrestricted Subsidiary if such designation would not cause a Default or an Event of Default and following such designation, RAM Energy, Inc. could Incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the covenant described herein under the caption "-- Limitation on Incurrences of Additional Indebtedness and Issuances of Disqualified Capital Stock." For purposes of making such determination, all outstanding Investments by RAM Energy, Inc. and its Restricted Subsidiaries in the Subsidiary so designated which have not been repaid in cash will be deemed to be Restricted Payments at the time of such designation and will reduce the amount available for Restricted Payments under clause (3) of paragraph (a) of the covenant described under the caption "-- Limitation on Restricted Payments." All such outstanding Investments will be deemed to constitute Restricted Investments in an amount equal to the greater of the fair market value or book value of such Investments at the time of such designation. Such designation will only be permitted if such Restricted Payment would be permitted at such time and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. In addition, the definition of "Unrestricted Subsidiary" set forth under the caption "-- Certain Definitions" describes additional requirements that a Subsidiary of RAM Energy, Inc. must satisfy before it may be designated as an Unrestricted Subsidiary by the Board of Directors of RAM Energy, Inc.

    The Indenture will provide that neither RAM Energy, Inc. nor any of its Restricted Subsidiaries or Unrestricted Subsidiaries may take any action or omit to take any action which would cause any requirement in the definition of "Unrestricted Subsidiary" set forth under the caption "-- Certain Definitions" not to be at all times satisfied with respect to any Unrestricted Subsidiary, other than pursuant to a designation or redesignation as provided in the following paragraph. If, at any time subsequent to the designation of a Person as an Unrestricted Subsidiary and prior to a corresponding redesignation as provided in the next paragraph, any requirement in the definition of "Unrestricted Subsidiary" set forth under the caption "-- Certain Definitions" is not met with respect to such Unrestricted Subsidiary, then such Unrestricted Subsidiary shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed Incurred as of such date.

    The Board of Directors of RAM Energy, Inc. may designate or redesignate (as applicable) any Unrestricted Subsidiary of RAM Energy, Inc. as a Restricted Subsidiary of RAM Energy, Inc.; PROVIDED THAT, (i) if the Unrestricted Subsidiary has any Indebtedness outstanding or is otherwise liable for any Indebtedness or has a negative Net Worth, then immediately after giving pro forma effect to such designation or redesignation, as applicable, RAM Energy, Inc. could Incur at least $1.00 of additional

Indebtedness (other than Permitted Indebtedness) pursuant to the provisions described under the heading "-- Limitation on Incurrences of Additional Indebtedness and Issuances of Disqualified Capital Stock" (assuming, for purposes of this calculation, that each dollar of negative Net Worth is equal to one dollar of Indebtedness), (ii) all Indebtedness of such Unrestricted Subsidiary shall be deemed to be Incurred by a Restricted Subsidiary of Ram Energy, Inc. on the date such Unrestricted Subsidiary becomes a Restricted Subsidiary, and (iii) no Default or Event of Default would occur or be continuing after giving effect to such designation. Any Subsidiary of an Unrestricted Subsidiary shall be an Unrestricted Subsidiary for purposes of the Indenture.

    LIMITATION ON THE SALE OR ISSUANCE OF CAPITAL STOCK OF RESTRICTED
     SUBSIDIARIES

    The Indenture will provide that RAM Energy, Inc. will not, directly or indirectly, sell or otherwise dispose of any shares of Capital Stock of any of its Restricted Subsidiaries, and shall not permit any of its Restricted Subsidiaries, directly or indirectly, to issue or sell or otherwise dispose of any of its Capital Stock except (i) to RAM Energy, Inc. or a wholly-owned Subsidiary of RAM Energy, Inc. that is a Subsidiary Guarantor, or (ii) if all shares of Capital Stock of such Restricted Subsidiary are sold or otherwise disposed of. In connection with any sale or disposition of Capital Stock of any Restricted Subsidiary of RAM Energy, Inc., RAM Energy, Inc. will be required to comply with the covenant described under the caption "-- Limitation on Asset Sales."

    OWNERSHIP AND RECOGNITION OF SUBSIDIARIES

    The Indenture will provide (i) that all of the Capital Stock of each of its Restricted Subsidiaries be owned, whether directly or indirectly, by RAM Energy, Inc., except for the redeemable preferred stock referred to in clause (b)(4) under the caption "-- Limitation on Restricted Payments", which preferred stock shall be fully and finally redeemed and discharged in the manner and at such dates as provided in such clause (b)(4) and under the caption "-- Discharge of Certain Preferred Stock." and (ii) that all Persons (other than an Unrestricted Subsidiary) now or hereafter becoming a Subsidiary of RAM Energy, Inc. (whether by formation, acquisition or otherwise) shall be, and shall be recognized as, a Subsidiary Guarantor for all purposes thereunder.

    LIMITATION ON MERGER, SALE OR CONSOLIDATION

    The Indenture will provide that RAM Energy, Inc. will not consolidate with or merge with or into any other Person, or, directly or indirectly, sell, lease, assign, transfer, or convey all or substantially all of its assets (computed on a consolidated basis) to another Person or group of Persons acting in concert, whether in a single transaction or through a series of related transactions, unless (i) either (a) RAM Energy, Inc. is the continuing Person or (b) the resulting, surviving, or transferee entity is a corporation organized under the laws of the United States, any state thereof, or the District of Columbia, and shall expressly assume all of the obligations of RAM Energy, Inc. under the Indenture and the Notes by a supplemental indenture, executed and delivered to the Trustee on or prior to the consummation of such transaction, in form satisfactory to the Trustee, (ii) no Default or Event of Default shall exist or shall occur immediately after giving effect to such transaction, (iii) immediately after giving effect to such transaction on a pro forma basis, the Net Worth of the resulting, surviving or transferee entity is at least equal to the Net Worth of RAM Energy, Inc. immediately prior to such transaction, (iv) except for a merger of RAM Energy, Inc. with or into any wholly-owned Subsidiary of RAM Energy, Inc. that is a Subsidiary Guarantor, the resulting, surviving or transferee entity would, at the time of such transaction and after giving effect thereto, be permitted to Incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the covenant described under the caption "-- Limitation on Incurrences of Additional Indebtedness and Issuances of Disqualified Capital Stock," (v) each Subsidiary Guarantor shall have executed and delivered to the Trustee, in form satisfactory to the Trustee, a supplemental indenture confirming such Subsidiary Guarantor's obligations to pay the principal of and interest on the Notes pursuant to its Subsidiary Guarantee, and (vi) the Trustee shall have received, in form and substance reasonably satisfactory to the Trustee, an officers' certificate and an

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opinion of counsel, each stating that such consolidation, merger or sale, conveyance or other transfer and each supplemental indenture in respect thereto comply with this provision and that all conditions precedent in the Indenture relating to such transaction have been complied with. For purposes of this covenant, the Consolidated Fixed Charge Coverage Ratio shall be determined on a pro forma consolidated basis (after giving effect to the transaction) as if such transaction had occurred at the beginning of the Reference Period immediately preceding such transaction.

    Upon any consolidation or merger or any transfer of all or substantially all of the assets of RAM Energy, Inc. in accordance with the foregoing, the successor Person formed by such consolidation or merger or the Person to whom such transfer is made, shall succeed to, and be substituted for, and may exercise every right and power of, RAM Energy, Inc. under the Indenture with the same effect as if such successor corporation had been named as RAM Energy, Inc. therein, but RAM Energy, Inc. in the case of a conveyance, transfer or lease of all or substantially all of the assets of the Company in accordance with the preceding paragraph shall not be released from the obligation to pay principal of, premium (if any) and interest on the Notes.

    This covenant will include a phrase relating to the sale, lease, transfer, conveyance or other dispositions of "all or substantially all" of the assets of RAM Energy, Inc. Although there is a developing body of judicial opinions interpreting the phrase "all or substantially all," no precise standard exists under applicable law. Accordingly, the ability of the Holders of the Notes to declare an Event of Default as the result of such a disposition or series of dispositions is uncertain.

    FUTURE GUARANTORS

    Simultaneously with the acquisition (by merger, consolidation, acquisition of assets, stock or properties or otherwise) or formation of a Person which, directly or indirectly, becomes a Subsidiary of RAM Energy, Inc., or the occurrence of any other event, circumstance or transaction pursuant to which, directly or indirectly, a Person becomes a Subsidiary of RAM Energy, Inc. (in each case, other than a Person then designated an Unrestricted Subsidiary in accordance with the provisions under the caption "-- Designation of Unrestricted Subsidiaries"), RAM Energy, Inc. shall cause such Subsidiary to execute and deliver a supplement to the Indenture pursuant to which such Subsidiary will unconditionally guarantee to each Holder and the Trustee the full and prompt payment and performance of RAM Energy, Inc.'s obligations under the Indenture and Notes, including the payment of principal of, premium, if any, and interest on the Notes, such guarantee being limited in maximum amount as otherwise provided under the caption "-- Ranking and Subsidiary Guarantees," all in form satisfactory to the Trustee.

    DISCHARGE OF CERTAIN PREFERRED STOCK

    On or before April 10, 1998, RAM Energy, Inc. shall fully and finally pay and discharge, or cause to be fully and finally paid and discharged, the redemption price referred to in clause (b)(4) under the caption "-- Limitation on Restricted Payments," and if applicable, any interest on such redemption price accruing from the third anniversary of the issuance of the redeemable preferred stock referred to in such clause (b)(4) until the earlier of such date of payment and April 10, 1998. Contemporaneous with the receipt of net proceeds from the Offering, RAM Energy, Inc. shall deposit in a segregated bank account, an amount of cash equal to the sum of the redemption price and maximum accrued interest referred to in the preceding sentence, and neither RAM Energy, Inc. nor any Restricted Subsidiary of RAM Energy, Inc. shall utilize any such deposited amount for any purpose other than the payment and discharge of such redemption price and related accrued interest.

EVENTS OF DEFAULT AND REMEDIES

    The Indenture will define an Event of Default as (i) the failure by RAM Energy, Inc. to pay installments of interest on the Notes as and when the same become due and payable and the continuance of any such failure for 30 days, (ii) the failure by RAM Energy, Inc. to pay all or any part of the principal or premium, if any, on the Notes when and as the same becomes due and payable at maturity, redemption, by

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acceleration or otherwise, (iii) the failure by RAM Energy, Inc. to comply with the provisions described under the caption "-- Certain Covenants -- Repurchase of Notes at the Option of the Holder Upon a Change of Control," "-- Limitation on Asset Sales" or "-- Limitation on Merger, Sale or Consolidation," (iv) the failure by RAM Energy, Inc. or any of its Restricted Subsidiaries to observe or perform any other covenant or agreement contained in the Notes, the Indenture or any Subsidiary Guarantee, and the continuance of such failure for a period of 30 days after written notice is given to RAM Energy, Inc. by the Trustee or to RAM Energy, Inc. and the Trustee by the Holders of at least 25% of the principal amount of the Notes then outstanding, (v) certain events of bankruptcy, insolvency or reorganization in respect of RAM Energy, Inc. or any of the Subsidiary Guarantors, (vi) a default which extends beyond any stated period of grace applicable thereto (including any extension thereof) under any mortgage, indenture or instrument under which there is outstanding any Indebtedness of RAM Energy, Inc. or any of its Restricted Subsidiaries aggregating in excess of $1.0 million or is caused by a failure to pay principal of or premium, if any, or interest on such Indebtedness prior to the expiration of any applicable grace period, PROVIDED that a waiver by all of the lenders of such Indebtedness of such default shall constitute a waiver hereunder for the same period, (vii) one or more final judgments not covered by insurance aggregating at least $1.0 million at any one time rendered against RAM Energy, Inc. or any of its Restricted Subsidiaries and not stayed or discharged within 60 days, or (viii) any of the Indenture, the Notes or the Subsidiary Guarantees ceases to be in full force and effect (other than by reason of release of a Subsidiary Guarantor in accordance with the terms of the Indenture), or any of the Indenture, the Notes or the Subsidiary Guarantees is declared to be null and void or unenforceable, or the validity or enforceability of any of the Indenture, the Notes or the Subsidiary Guarantees is denied or contested by the Company, any Affiliate or any other Person.

    The Indenture will provide that if an Event of Default occurs and is continuing and if it is known to the Trustee, the Trustee must, within 90 days after the occurrence of such Event of Default, give to the Holders notice of such default; PROVIDED, that, except in the case of default in payment of principal of, premium, if any, or interest on the Notes, the Trustee will be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of the Holders of the Notes.

    If an Event of Default occurs and is continuing (other than an Event of Default specified in clause (v) above), then in every such case, unless the principal of all of the Notes shall have already become due and payable, either the Trustee or the Holders of at least 25% of the principal amount of Notes then outstanding, by notice in writing to RAM Energy, Inc. (and to the Trustee if given by Holders), may declare all principal of, premium, if any, and accrued interest on the Notes to be due and payable immediately. If an Event of Default specified in clause (v) above occurs, all principal, premium, if any, and accrued interest on the Notes will be immediately due and payable on all outstanding Notes without any declaration or other act on the part of the Trustee or the Holders. The Holders of not less than 66 2/3% of the principal amount of then outstanding Notes are authorized to rescind such acceleration if
(i) any existing Events of Default, other than the non-payment of the principal of, premium, if any, and interest on the Notes which have become due solely by such acceleration, have been cured or waived in compliance with applicable provisions of the Indenture and (ii) the rescission would not conflict with any judgment or decree.

    Prior to the declaration of acceleration of the Notes, the Holders of 66 2/3% of the principal amount of the Notes at the time outstanding may waive on behalf of all the Holders any Default or Event of Default, except a Default or Event of Default in the payment of principal of, premium, if any, or interest on any Note not yet cured, or a Default or Event of Default with respect to any covenant or provision which cannot be modified or amended without the consent of all of the Holders of the Notes. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the Holders, unless such Holders have offered to the Trustee reasonable security or indemnity. Subject to all provisions of the Indenture, the Holders of 66 2/3% of the principal amount of the Notes at the time outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE; SATISFACTION AND DISCHARGE OF THE
  INDENTURE

    RAM Energy, Inc. may, at its option and at any time, elect to have all of the obligations of itself and the Subsidiary Guarantors discharged with respect to the outstanding Notes ("Legal Defeasance") except as to (i) RAM Energy, Inc.'s obligations with respect to issuing temporary Notes, registration of transfer, substitution and exchange of Notes, mutilated, destroyed, lost or stolen Notes, the maintenance of an office or agency for payment of money for security payments held in the trust referred to below, (ii) rights of Holders to receive payments of principal of, premium, if any, and interest on the Notes (but not the Change of Control Purchase Price or the Excess Cash Offer Price) when such payments are due from the trust referred to below, (iii) the rights, powers, trusts, obligations and immunities of the Trustee under the Indenture, and RAM Energy, Inc.'s obligations in connection therewith, and (iv) the Legal Defeasance provisions and certain other specified provisions in the Indenture (the foregoing exceptions (i) through (iv) are collectively referred to as the "Reserved Rights"). In addition, RAM Energy, Inc. may, at its option and at any time, elect to have the obligations of itself and the Subsidiary Guarantors released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance"), and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under the caption "-- Events of Default and Remedies" will no longer constitute an Event of Default with respect to the Notes.

    To exercise either Legal Defeasance or Covenant Defeasance, (i) RAM Energy, Inc. must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, non-callable Government Securities, which through the payment of interest and principal will provide, no later than one day before the due date of payment in respect of the Notes, cash in U.S. dollars, or a combination thereof, in such amount, as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be, and RAM Energy, Inc. must specify whether the Notes are being defeased to maturity or to a particular redemption date, (ii) in the case of Legal Defeasance, RAM Energy, Inc. shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee (who may be outside counsel to RAM Energy, Inc.) confirming that (A) RAM Energy, Inc. has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred, (iii) in the case of Covenant Defeasance, RAM Energy, Inc. shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred, (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or, insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day (or if a longer period for avoidance or set aside is then applicable, then one day ending after the conclusion of such longer period) after the date of deposit, (v) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument to which RAM Energy, Inc. or any of its Subsidiaries is a party or by which RAM Energy, Inc. or any of its Subsidiaries is bound, (vi) RAM Energy, Inc. must have delivered to the Trustee an opinion of counsel to the effect that (A) such Legal Defeasance or Covenant Defeasance shall not result in RAM Energy, Inc., any Subsidiary Guarantor, the trust created with the deposit of funds or the Trustee being subject to regulation under, or constituting an investment company within the meaning of, the Investment Company Act of 1940, as amended, and

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(B) after the 91st day (or if a longer period for avoidance or set aside is then applicable, then one day ending after the conclusion of such longer period) after the date of deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally, (vii) RAM Energy, Inc. must deliver to the Trustee an officers' certificate stating that the deposit was not made by RAM Energy, Inc. with the intent of preferring the Holders of Notes over the other creditors of RAM Energy, Inc. or any Subsidiary Guarantor with the intent of defeating, hindering, delaying or defrauding creditors of RAM Energy, Inc., any Subsidiary Guarantor or others, (viii) no event or condition shall exist that would prevent RAM Energy, Inc. from making payments of principal of, or premium, if any, or interest on, the Notes on the date of such deposit or at any time during and ending on the 91st day (or such longer period as referred to in clause (iv) or (vi)(B) above) after the date of such deposit and (ix) RAM Energy, Inc. must deliver to the Trustee an officers' certificate and an opinion of counsel, which, taken together, state that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

    The Indenture will cease to be of further effect as to all outstanding Notes when (i) all outstanding Notes have been delivered to the Trustee for cancellation and (ii) RAM Energy, Inc. has paid or caused to be paid the principal of, premium, if any, and interest on the Notes.

REPORTS

    The Indenture will require RAM Energy, Inc. and each Subsidiary Guarantor to furnish to the Trustee, together with, and at the same time as the delivery of, the reports and information referred to in the next following paragraph, an officers' certificate to the effect that responsible officers of RAM Energy, Inc. have conducted or supervised a review of the activities of RAM Energy, Inc. and the Subsidiary Guarantors and their respective Subsidiaries and of performance under the Indenture and that, to the best of such officers' knowledge, based on their review, each of RAM Energy, Inc. and the Subsidiary Guarantors has fulfilled all of its obligations under the Indenture or, if there has been a Default, specifying each Default known to them, its nature and its status. RAM Energy, Inc. will also be required to notify the Trustee of any changes in the composition of the Board of Directors of RAM Energy, Inc. or any of its Subsidiaries or of any amendment to the charter or bylaws of RAM Energy, Inc. or any of its Subsidiaries.

    Each of RAM Energy, Inc. and its Subsidiaries, where applicable, shall deliver to the Trustee and to each Holder, copies of all reports and information that it is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act. In addition, whether or not required by the rules and regulations of the Commission, RAM Energy, Inc. will file a copy of all such information with the Commission for public availability (unless the Commission will not accept such a filing) and make such information available to investors or prospective investors who request it in writing.

    Concurrently with the reports delivered pursuant to the preceding paragraph, RAM Energy, Inc. will be required to deliver to the Trustee and to each Holder annual and quarterly financial statements with appropriate footnotes of RAM Energy, Inc. and its consolidated Subsidiaries, all prepared and presented in a manner substantially consistent with those of RAM Energy, Inc. required by the preceding paragraph.

    RAM Energy, Inc. is required upon becoming aware of any Default or Event of Default to deliver to the Trustee a statement specifying such Default or Event of Default.

AMENDMENTS AND SUPPLEMENTS

    The Indenture will contain provisions permitting RAM Energy, Inc., the Subsidiary Guarantors and the Trustee to amend or supplement the Indenture or the Notes for limited purposes without the consent of the Holders, including curing ambiguities, defects or inconsistencies, releasing Subsidiary Guarantees as described under the caption "-- Ranking and Subsidiary Guarantees" or making any other change with respect to matters arising under the Indenture, so long as such change does not adversely affect the rights of any of the Holders. With the consent of the Holders of not less than 66 2/3% of the principal amount of the Notes then outstanding, RAM Energy, Inc., the Subsidiary Guarantors and the Trustee will be

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permitted to otherwise amend or supplement the Indenture; PROVIDED that no such modification may, without the consent of each Holder (a) change the stated maturity date or the date any installment of principal of, or any installment of interest on, any Note is due, or reduce the principal amount thereof or the rate of interest thereon or any premium payable upon the redemption thereof, change the coin or currency in which, any Note or any premium or the interest thereon is payable or impair the right to institute suit for the enforcement of any such payment on or after the stated maturity date thereof (or, in the case of redemption, on or after the redemption date), (b) after the date upon which a Change of Control Offer is required to be made, alter the provisions of the covenant described herein under the caption "-- Repurchase of Notes at the Option of the Holder Upon a Change of Control", (c) after the date upon which an Excess Cash Offer is required to be made, alter the provisions of the covenant described under the caption "-- Limitation on Asset Sales", (d) reduce the percentage in principal amount of outstanding Notes, the consent of which is required for any such amendment, supplemental indenture, or waiver provided for in the Indenture, (e) modify certain of the amendment or waiver provisions, except to increase any required percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of all Holders of the Notes, (f) except as otherwise permitted under the caption "-- Limitation on Merger, Sale or Consolidation" or in the last two paragraphs under the caption "-- Ranking and Subsidiary Guarantees," consent to the assignment or transfer by RAM Energy, Inc. or any Subsidiary Guarantor of any of their respective rights and obligations under the Indenture, (g) adversely affect the ranking of the Notes or the Subsidiary Guarantees, or (h) release any Subsidiary Guarantee in any case otherwise than in accordance with the terms of the Indenture.

CONCERNING THE TRUSTEE

    The Indenture will contain certain limitations on the rights of the Trustee, should it become a creditor of RAM Energy, Inc. or any Subsidiary Guarantor, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interests, it must eliminate such conflict within 90 days, apply to the Commission for permission to continue as Trustee or resign.

    The Holders of 66 2/3% of the principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture will provide that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his or her own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of the Notes.

NO PERSONAL LIABILITY OF STOCKHOLDERS, OFFICERS OR DIRECTORS

    No stockholder, officer, or director, as such, past, present, or future, of RAM Energy, Inc. or any of its Subsidiaries or any successor corporation of any of them shall have any personal liability in respect of the obligations of RAM Energy, Inc. or such Subsidiary under the Notes, the Indenture or any Subsidiary Guarantees by reason of his, her or its status as such stockholder, officer, or director. Such waiver may not be effective to waive liabilities under federal securities law, and it is the view of the Commission that such a waiver is against public policy.

GOVERNING LAW

    The Indenture, the Notes and the Subsidiary Guarantees will be governed by the laws of the State of New York.

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CERTAIN DEFINITIONS

    Set forth below is a summary of certain defined terms contained in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

    "Adjusted Consolidated Net Income" of RAM Energy, Inc. for any period means the Net Income of RAM Energy, Inc. and its Subsidiary Guarantors for such period, determined in accordance with GAAP, excluding (i) the Net Income of any Unrestricted Subsidiary of RAM Energy, Inc. which is a consolidated Subsidiary of RAM Energy, Inc. for such period and (ii) the amount of the deduction from Net Income of RAM Energy, Inc. attributable to the minority interest in any Unrestricted Subsidiary of RAM Energy, Inc. which is a consolidated Subsidiary of RAM Energy, Inc. for such period.

    "Adjusted Consolidated Net Tangible Assets" means (without duplication), as of the date of determination, (i) the sum of (a) discounted future net revenue from proved oil and gas reserves of RAM Energy, Inc. and the Subsidiary Guarantors calculated in accordance with Commission guidelines before any state or federal income taxes, as estimated or audited by independent petroleum engineers in one or more Reserve Reports prepared as of the end of RAM Energy, Inc.'s most recently completed fiscal year as increased by, as of the date of determination, the discounted future net revenue of (A) estimated proved oil and gas reserves of RAM Energy, Inc. and the Subsidiary Guarantors attributable to any acquisition consummated since the effective date of such year-end Reserve Reports and (B) estimated oil and gas reserves of RAM Energy, Inc. and the Subsidiary Guarantors attributable to extensions, discoveries and other additions and upward revisions of estimates of proved oil and gas reserves due to exploration, development or exploitation, production or other activities conducted or otherwise occurring since the effective date of such year-end Reserve Reports which, in the case of sub-clauses (A) and (B), would, in accordance with standard industry practice, result in such increases, in each case calculated in accordance with Commission guidelines (utilizing the prices utilized in such year-end Reserve Reports), and decreased by, as of the date of determination, the discounted future net revenue of (C) estimated proved oil and gas reserves of RAM Energy, Inc. and the Subsidiary Guarantors produced or disposed of since the effective date of such year-end Reserve Reports and (D) reductions in the estimated oil and gas reserves of RAM Energy, Inc. and the Subsidiary Guarantors since the effective date of such year-end Reserve Reports attributable to downward revisions of estimates of proved oil and gas reserves due to exploration, development or exploitation, production or other activities conducted or otherwise occurring since the effective date of such year-end Reserve Reports which would, in accordance with standard industry practice, result in such revisions, in each case calculated in accordance with Commission guidelines (utilizing the prices utilized in such year-end Reserve Reports); PROVIDED that, in the case of each of the determinations made pursuant to sub-clauses (A) through (D) above, such increases and decreases shall be as estimated by RAM Energy, Inc.'s engineers, except that if there is a Material Change and in connection with the Incurrence of Indebtedness for which the Consolidated Fixed Charge Coverage Ratio must be determined, all or any part of an increase in discounted future net revenue resulting from the matters described in sub-clauses (A) and (B) above is needed to permit the Incurrence of such Indebtedness, then the discounted future net revenue utilized for purposes of this clause (i) (a) shall be confirmed in writing by independent petroleum engineers, PROVIDED further that, if the events referred to in sub-clauses (C) and (D) above, when taken alone, would not cause a Material Change, then such written confirmation need only cover the incremental additions to discounted future net revenue resulting from the determinations made pursuant to sub-clauses (A) and (B) above to the extent needed to permit the Incurrence of such Indebtedness, (b) the capitalized costs that are attributable to oil and gas properties of RAM Energy, Inc. and the Subsidiary Guarantors to which no proved oil and gas reserves are attributed, based on RAM Energy, Inc.'s books and records as of a date no earlier than the date of RAM Energy, Inc.'s latest annual or quarterly financial statements, (c) the Net Working Capital on a date no earlier than the date of RAM Energy, Inc.'s latest annual or quarterly financial statements and (d) the greater of (A) the net book value on a date no earlier than the date of RAM Energy, Inc.'s latest annual or quarterly financial statements

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and (B) the appraised value, as estimated by independent appraisers, of other tangible assets (including the amount of Investments in unconsolidated Subsidiaries) of RAM Energy, Inc. and the Subsidiary Guarantors, as of a date no earlier than the date of RAM Energy, Inc.'s latest audited financial statements, minus (ii) the sum of (a) minority interests, (b) any non-current portion of gas balancing liabilities of RAM Energy, Inc. and its Subsidiary Guarantors reflected in RAM Energy, Inc.'s latest annual or quarterly financial statements,
(c) the discounted future net revenue, calculated in accordance with Commission guidelines (utilizing the prices utilized in RAM Energy, Inc.'s year-end Reserve Reports), attributable to reserves which are required to be delivered to third parties to fully satisfy the obligations of RAM Energy, Inc. and its Subsidiary Guarantors with respect to Production Payments on the schedules specified with respect thereto, (d) the discounted future net revenue, calculated in accordance with Commission guidelines (utilizing the same prices utilized in RAM Energy, Inc.'s year-end Reserve Reports), attributable to reserves subject to participation interests, overriding royalty interests or other interests of third parties, pursuant to participation, partnership, vendor financing or other agreements then in effect, or which otherwise are required to be delivered to third parties and (e) the amount of environmental liabilities payable by RAM Energy, Inc. or any Subsidiary Guarantor. If RAM Energy, Inc. changes its method of accounting from the full cost method to the successful efforts method or a similar method of accounting, Adjusted Consolidated Net Tangible Assets will continue to be calculated as if RAM Energy, Inc. was still using the full cost method of accounting.

    "Affiliate" means (i) any Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with RAM Energy, Inc. or any Subsidiary of RAM Energy, Inc. or any officer, director, or employee of RAM Energy, Inc. or any Subsidiary of RAM Energy, Inc. or of such Person, (ii) the spouse, any immediate family member, or any other relative who has the same principal residence of any Person described in clause (i) above, and any Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with, such spouse, family member or other relative, and (iii) any trust in which any Person described in clause (i) or (ii), above, is a fiduciary or has a beneficial interest. For purposes of this definition, the term "control" means (i) the power to direct the management and policies of a Person, directly or through one or more intermediaries, whether through the ownership of voting securities, by contract, or otherwise, or (ii) the beneficial ownership of 10% or more of the Voting Stock of such Person (on a fully diluted basis) or of warrants or other rights to acquire such equity (whether or not presently exercisable).

    "Asset Sale" means (i) any direct or indirect conveyance, sale, transfer or other disposition (including through damage or destruction for which Insurance Proceeds are paid or by condemnation), in one transaction or a series of related transactions, of any of the properties, businesses or assets of RAM Energy, Inc. or any of its Restricted Subsidiaries whether owned on the Issue Date or thereafter acquired or (ii) any sale or other disposition by RAM Energy, Inc. of any Capital Stock of any Affiliate, Unrestricted Subsidiary or any Restricted Subsidiary of RAM Energy, Inc. Notwithstanding the foregoing, the following will not be deemed to be an Asset Sale: (a) the conveyance, sale, lease, transfer or other disposition by any Restricted Subsidiary of RAM Energy, Inc. of any or all of its assets (upon voluntary liquidation or otherwise) to RAM Energy, Inc.; (b) the conveyance, sale, lease, transfer or other disposition by any Restricted Subsidiary of RAM Energy, Inc. of any or all of its assets (upon voluntary liquidation or otherwise) to another Restricted Subsidiary of RAM Energy, Inc.;
(c) non-material dispositions of assets in the ordinary course of business; (d) Asset Sales not otherwise included by clauses (a) through (c) or (f) and (g) of this sentence PROVIDED that the aggregate proceeds from all such Asset Sales do not exceed $1.0 million in any twelve-month period; (e) the disposition of all or substantially all of the assets of (A) RAM Energy, Inc. and the Subsidiary Guarantors, taken as a whole, or (B) RAM Energy, Inc., if such disposition is governed by the provisions of the covenant captioned "-- Repurchase of Notes at the Option of the Holder Upon a Change of Control" or "-- Certain Covenants -- Limitation on Merger, Sale or Consolidation;" (f) a conveyance, sale, assignment, lease, license, transfer, abandonment or other disposal by RAM Energy, Inc. and the Subsidiary Guarantors of (A) damaged, worn out, unserviceable or other obsolete property in the ordinary course of business or
(B) other property no longer necessary for the

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proper conduct of their business; and (g) the conveyance, sale, transfer or other disposition by RAM Energy, Inc. and its Restricted Subsidiaries of crude oil and natural gas production and refined products in the ordinary course of business of the Oil and Gas Business.

    "Attributable Indebtedness" in respect of a Sale and Leaseback Transaction means, at the time of determination, the present value (discounted at the rate of interest implicit in such transaction, determined in accordance with GAAP or, in the event that such rate of interest is not reasonably determinable, discounted at the rate of interest borne by the Notes) of the obligation of the lessee for net rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction (including any period for which such lease has been extended or may, at the option of the lessor, be extended).

    "Business Day" means any day other than a Saturday, Sunday or any other day on which banking institutions in the city of New York, New York are required or authorized by law or other governmental action to be closed.

    "Capital Expenditures" of a Person means expenditures (whether paid in cash or accrued as a liability) by such Person or any of its Subsidiaries that, in conformity with GAAP, are or would be included in "capital expenditures," "additions to property, plant, or equipment" or comparable items in the consolidated financial statements of such Person consistent with prior accounting practices.

    "Capital Stock" means, with respect to any Person, (i) any capital stock of such Person and shares, interests, participations or other ownership interests (however designated) of such Person, including without limitation, each class of common stock and preferred stock of such Person, if such Person is a corporation, (ii) each general or limited partnership interest or other equity interest of such Person, if such Person is a partnership, (iii) each membership or similar interest of such Person, if such Person is a limited liability company and (iv) each other interest or participation that confers on a Person the right to receive a share of the profits or losses of, or distribution of assets of, the issuing Person, in each case, including any rights (other than debt securities convertible into any such interests), warrants or options to purchase any of the foregoing.

    "Capitalized Lease Obligation" means obligations under a lease that are required to be capitalized for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligations shall be the capitalized amount of such obligations, as determined in accordance with GAAP.

    "Cash Equivalents" means (i) United States dollars, (ii) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof having maturities of not more than one year from the date of acquisition, (iii) certificates of deposit with maturities of one year or less from the date of acquisition, bankers' acceptances with maturities not exceeding one year, and overnight bank deposits, in each case, with any Eligible Institution, (iv) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses
(ii) and (iii) entered into with any Eligible Institution, (v) commercial paper rated "P-l," "A-l" or the equivalent thereof by Moody's Investors Service, Inc. or Standard & Poor's Ratings Services, respectively, and in each case maturing within 180 days after the date of acquisition, (vi) shares of money market funds, including those of the Trustee, that invest solely in United States dollars and securities of the types described in clauses (i) through (v), and
(vii) demand and time deposits and certificates of deposit with an Eligible Institution or with commercial banks insured by the Federal Deposit Insurance Corporation.

    "Change of Control" means the occurrence of (i) the sale, lease, transfer, conveyance or other disposition, in one or a series of related transactions, of all or substantially all of the assets of RAM Energy, Inc. to any person (as such term is used in Section 13(d)(3) of the Exchange Act) other than to a Subsidiary Guarantor, (ii) RAM Energy, Inc. consolidates with or merges into another Person or any Person consolidates with, or merges into, RAM Energy, Inc., in any such event pursuant to a transaction in

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which the outstanding Voting Stock of RAM Energy, Inc. is changed into or exchanged for cash, securities or other property, other than any such transaction where (a) the outstanding Voting Stock of RAM Energy, Inc. is changed into or exchanged for Voting Stock of the surviving or resulting Person that is Qualified Capital Stock and (b) the holders of the Voting Stock of RAM Energy, Inc. immediately prior to such transaction own, directly or indirectly, not less than a majority of the Voting Stock of the surviving or resulting Person immediately after such transaction, (iii) the adoption of a plan relating to the liquidation or dissolution of RAM Energy, Inc. not involving a merger or consolidation or a sale or other disposition of assets described in clause (i) above, (iv) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any person (as defined above), excluding the Permitted Holders, becomes the "beneficial owner" (as that term is used in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the total voting power of RAM Energy, Inc.'s then outstanding Voting Stock; PROVIDED that the sale of Voting Stock of RAM Energy, Inc. to a Person or Persons acting as underwriters in connection with a firm commitment underwriting shall not constitute a Change of Control, or (v) the first day on which a majority of the members of the Board of Directors of RAM Energy, Inc. are not Continuing Directors (other than by action of the Permitted Holders). For purposes of this definition, any transfer of an equity interest of an entity that was formed for the purpose of acquiring Voting Stock of RAM Energy, Inc. will be deemed to be a transfer of such portion of such Voting Stock as corresponds to the portion of the equity of such entity that has been so transferred.

    "Change of Control Offer" shall have the meaning given to it under the caption "-- Repurchase of Notes at the Option of the Holder Upon a Change of Control."

    "Change of Control Payment Date" shall have the meaning given to it under the caption "-- Repurchase of Notes at the Option of the Holder Upon a Change of Control."

    "Change of Control Purchase Price" shall have the meaning given to it under the caption "-- Repurchase of Notes at the Option of the Holder Upon a Change of Control."

    "Commission" means the Securities and Exchange Commission.

    "Consolidated Fixed Charge Coverage Ratio" on any date means, with respect to RAM Energy, Inc., the ratio, on a pro forma basis, of (i) the aggregate amount of EBITDA attributable to continuing operations and businesses (exclusive of the amounts attributable to operations and businesses discontinued or disposed of, on a pro forma basis as if such operations and businesses were discontinued or disposed of on the first day of the Reference Period) for the Reference Period to (ii) the aggregate Consolidated Interest Expense (exclusive of amounts attributable to discontinued operations and businesses on a pro forma basis as if such operations and businesses were discontinued or disposed of on the first day of the Reference Period, but only to the extent that the obligations giving rise to such Consolidated Interest Expense would no longer be obligations contributing to Consolidated Interest Expense subsequent to the date of discontinuation or disposal) during the Reference Period; PROVIDED, that for purposes of such computation, in calculating EBITDA and Consolidated Interest Expense, (a) the transaction giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio shall be assumed to have occurred on the first day of the Reference Period, (b) the Incurrence of any Indebtedness or issuance of Disqualified Capital Stock or the retirement of any Indebtedness or Capital Stock during the Reference Period or subsequent thereto shall be assumed to have occurred on the first day of such Reference Period, and (c) Consolidated Interest Expense attributable to any Indebtedness (whether existing or being Incurred) bearing a floating interest rate shall be computed as if the rate in effect on the date of determination had been the applicable rate for the entire period, unless RAM Energy, Inc. or any of the Subsidiary Guarantors is a party to a Swap Obligation (that remains in effect for the 12-month period after the date of determination) that has the effect of fixing the interest rate on the date of computation, in which case such rate (whether higher or lower) shall be used.

    "Consolidated Interest Expense" means, for any period, the aggregate interest expense (without duplication) during such period in respect of all Indebtedness of RAM Energy, Inc. and the Subsidiary

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Guarantors (including all commissions, discounts, other fees and charges owed with respect to letters of credit and banker's acceptance financing and costs associated with Swap Obligations) determined on a consolidated basis in accordance with GAAP. For purposes of this definition, (i) interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP (including Statement of Financial Accounting Standards No. 13 of the Financial Accounting Standards Board), and
(ii) Consolidated Interest Expense attributable to any Indebtedness guaranteed by RAM Energy, Inc. or a Subsidiary of such Person other than with respect to Indebtedness of RAM Energy, Inc. or a Subsidiary Guarantor shall be deemed to be the interest expense attributable to the item guaranteed.

    "Continuing Directors" means, as of any date of determination, any member of the Board of Directors of RAM Energy, Inc. who (i) was a member of such Board of Directors on the Issue Date or (ii) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

    "Covenant Defeasance" shall have the meaning given to it under the caption "-- Legal Defeasance and Covenant Defeasance; Satisfaction and Discharge of the Indenture."

    "Default" means an event or condition, the occurrence of which is, or with the lapse of time or giving of notice or both would be, an Event of Default.

    "Disqualified Capital Stock" means, with respect to any Person, any Capital Stock of such Person or its Subsidiaries that, by its terms or by the terms of any security into which it is convertible or exchangeable, is, or upon the happening of an event or the passage of time would be, required to be redeemed or repurchased by such Person or its Subsidiaries, including at the option of the holder, in whole or in part, or has, or upon the happening of an event or passage of time would have, a redemption or similar payment due, on or prior to the Stated Maturity Date.

    "EBITDA" means for any period the sum of the Adjusted Consolidated Net Income for such period, plus the sum, without duplication (and only to the extent such amounts are deducted from net revenues in determining such Adjusted Consolidated Net Income), of (i) the provision for federal and state income taxes for such period, (ii) depreciation, depletion, and amortization for such period, (iii) Consolidated Interest Expense for such period, determined on a consolidated basis for RAM Energy, Inc. and the Subsidiary Guarantors in accordance with GAAP, (iv) any charge associated solely with the prepayment of any Indebtedness (provided that neither the Incurrence of such Indebtedness nor the making of such prepayment occurred in violation of any provision of the Indenture) and (v) any other non-cash charges.

    "Eligible Institution" means a commercial banking institution that has combined capital and surplus of not less than $500 million and that is rated "A" (or higher) according to Moody's Investors Service, Inc. or Standard & Poor's Ratings Services at the time as of which any investment or rollover therein is made.

    "Excess Cash Acceptance Amount" shall have the meaning given to it under the caption"-- Certain Covenants -- Limitation on Asset Sales."

    "Excess Cash Offer" shall have the meaning given to it under the caption "-- Certain Covenants -- Limitation on Asset Sales."

    "Excess Cash Offer Amount" shall have the meaning given to it under the caption "-- Certain Covenants -- Limitation on Asset Sales."

    "Excess Cash Offer Price" shall have the meaning given to it under the caption "-- Certain Covenants -- Limitation on Asset Sales."

    "Excess Cash Offer Trigger Date" shall have the meaning given to it under the caption "-- Certain Covenants -- Limitation on Asset Sales."

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
    "Excess Cash Purchase Date" shall have the meaning given to it under the caption "-- Certain Covenants -- Limitation on Asset Sales."

    "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated by the Commission thereunder.

    "Exchange Assets" means assets acquired by RAM Energy, Inc. or any Subsidiary Guarantor in exchange for assets of RAM Energy, Inc. or any Subsidiary Guarantor in connection with an Asset Sale, which acquired assets include proved reserves with a value that, together with the cash or Cash Equivalents received therefor by RAM Energy, Inc. or such Subsidiary Guarantor, is equal to or greater than the value of the proved reserves included in the assets disposed of by RAM Energy, Inc. or such Subsidiary Guarantor in connection with such Asset Sale; provided, that (i) ownership of such assets does not violate the covenant "Limitation on Lines of Business" and (ii) during any fiscal year, RAM Energy, Inc. and the Subsidiary Guarantors can collectively acquire assets (other than proved reserves, cash or Cash Equivalents) with a fair market value of up to $500,000 in exchange for assets of RAM Energy, Inc. and the Subsidiary Guarantors.

    "GAAP" means generally accepted accounting principles as in effect in the United States on the Issue Date applied on a basis consistent with that used in the preparation of the audited financial statements of RAM Energy, Inc. included in this Prospectus.

    "Government Securities" means securities that are (i) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation of the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such Government Security or a specific payment of principal of or interest on any such Government Security held by such custodian for the account of the holder of such depository receipt; provided, that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Security or the specific payment of principal of or interest on the Government Security evidenced by such depository receipt.

    "Hedging Contract" means an oil, gas or oil and gas purchase or hedging agreement, and other agreement or arrangements, in each case, that is designed to provide protection against fluctuations in the prices of oil or gas, or both.

    "Holder" means any Person from time to time in whose name any Note is registered on the Note Register.

    "Hydrocarbons" means oil, natural gas, condensate, and natural gas liquids.

    "Incur" means, with respect to any Indebtedness, to create, incur, assume, guarantee or otherwise become liable for, contingently or otherwise, any Indebtedness, and the term "Incurrence" when used as a noun shall have a correlative meaning. Neither the accrual of interest nor the accretion of original issue discount, nor the accretion of principal of a non-interest bearing or other discount security shall be deemed the Incurrence of Indebtedness.

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
    "Indebtedness" means, with respect to any Person, without duplication (i) all liabilities, contingent or otherwise, of such Person (a) for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), (b) evidenced by bonds, notes, debentures, or similar instruments or letters of credit or representing the balance deferred and unpaid of the purchase price of any property acquired by such Person or services received by such Person, but excluding trade account payables and accrued liabilities arising in the ordinary course of business that are not overdue by 90 days or being contested in good faith by appropriate proceedings, promptly instituted and diligently pursued, (c) evidenced by bankers' acceptances or similar instruments issued or accepted by banks or Swap Obligations, (d) for the payment of money relating to a Capitalized Lease Obligation, (e) for the Attributable Indebtedness associated with any Sale and Leaseback Transaction or (f) for Production Payments, (ii) reimbursement obligations of such Person with respect to letters of credit, (iii) all liabilities of others of the kind described in the preceding clause (i) or (ii) that such Person has guaranteed or that is otherwise its legal liability (to the extent of such guarantee or other legal liability) other than for endorsements, with recourse, of negotiable instruments in the ordinary course of business, and
(iv) all obligations secured by a Lien (other than Permitted Liens, except to the extent the obligations secured by such Permitted Liens are otherwise included in clause (i), (ii) or (iii) of this definition and are obligations of such Person) to which the property or assets (including, without limitation, leasehold interests and any other tangible or intangible property rights) of such Person are subject, regardless of whether the obligations secured thereby shall have been assumed by or shall otherwise be such Person's legal liability (but, if such obligations are not assumed by such Person or are not otherwise such Person's legal liability, the amount of such Indebtedness shall be deemed to be limited to the fair market value of such property or assets determined as of the end of the preceding fiscal quarter).

    "Insurance Proceeds" means the interest in and to all proceeds (net of costs of collection, including attorneys' fees) which now or hereafter may be paid under any insurance policies now or hereafter obtained by or on behalf of RAM Energy, Inc. or any Subsidiary Guarantor in connection with any assets thereof, together with interest payable thereon and the right to collect and receive the same, including, without limitation, proceeds of casualty insurance, title insurance, business interruption insurance and any other insurance now or hereafter maintained with respect to such assets.

    "Interest Rate or Currency Agreement" of any Person means any forward contract, futures contract, swap, option or other financial agreement or arrangement (including, without limitation, caps, floors, collars, puts and similar agreements) relating to, or the value of which is dependent upon, interest rates or currency exchange rates.

    "Investment" by any Person in any other Person means (i) the acquisition (whether for cash, property, services, securities or otherwise) of Capital Stock, bonds, notes, debentures, partnership, or other ownership interests or other securities of such other Person or any agreement to make any such acquisition, (ii) the making by such Person of any deposit with, or advance, loan or other extension of credit to, such other Person (including the purchase of property from another Person subject to an understanding or agreement, contingent or otherwise, to resell such property to such other Person) and (without duplication) any amount committed to be advanced, loaned or extended to such other Person, (iii) the entering into of any guarantee of, or other contingent obligation with respect to, Indebtedness or other liability of such other Person, (iv) the entering into of any Swap Obligation with such other Person, or (v) the making of any capital contribution by such Person to such other Person.

    "Investment Grade Rating" means with respect to any Person or issue of debt securities or preferred stock, a rating in one of the four highest letter rating categories (without regard to "+" or "-" or other modifiers) by any rating agency or if any such rating agency has ceased using letter rating categories or the four highest of such letter rating categories are not considered to represent "investment grade" ratings, then the comparable "investment grade" ratings (as designated by any such rating agency).

    "Issue Date" means the date of first issuance of the Notes under the Indenture.

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    "Legal Defeasance" shall have the meaning given to it under the caption "--
Legal Defeasance and Covenant Defeasance; Satisfaction and Discharge of the Indenture."

    "Lien" means any mortgage, lien, pledge, charge, security interest, or other encumbrance of any kind, regardless of whether filed, recorded, or otherwise perfected under applicable law (including any conditional sale or other title retention agreement and any lease deemed to constitute a security interest and any option or other agreement to give any security interest).

    "Material Change" means an increase or decrease (excluding changes that result solely from changes in prices) of more than either (i) 10% from the end of the immediately preceding fiscal quarter in the estimated discounted future net revenue from proved oil and gas reserves of RAM Energy, Inc. and its Restricted Subsidiaries, or (ii) 20% from the end of the immediately preceding year in the estimated discounted future net revenue from proved oil and gas reserves of RAM Energy, Inc. and its Restricted Subsidiaries, in each case calculated in accordance with clause (i) (a) of the definition of Adjusted Consolidated Net Tangible Assets; PROVIDED, however, that the following will be excluded from the calculation of Material Change: (a) any acquisitions of oil and gas reserves made after the end of the immediately preceding year for which the discounted future net revenues have been estimated by independent petroleum engineers since the end of the preceding year and on which a Reserve Report or Reserve Reports exist and (b) any disposition of properties existing at the beginning of the current quarter or current year, as the case may be, for purposes of clause (i) or clause (ii) above, that have been disposed of in accordance with the covenant described under the caption "-- Certain Covenants -- Limitation on Asset Sales."

    "Net Cash Proceeds" means an amount equal to (i) the aggregate amount of cash and Cash Equivalents received by RAM Energy, Inc. or any Restricted Subsidiary of RAM Energy, Inc. in respect of an Asset Sale, less (ii) the sum of
(a) all reasonable out-of-pocket fees, commissions, and other expenses incurred in connection with such Asset Sale, including the amount (estimated in good faith by RAM Energy, Inc.) of income, franchise, sales and other applicable taxes to be paid, payable or accrued by RAM Energy, Inc. or such Restricted Subsidiary (in each case as estimated in good faith by RAM Energy, Inc. without giving effect to tax attributes unrelated to such Asset Sale) in connection with such Asset Sale, and (b) the aggregate amount of cash and Cash Equivalents so received which is used to retire any then existing Indebtedness of RAM Energy, Inc. or any Subsidiary Guarantor (other than the Notes), as the case may be, which is secured by a Lien on the property which is the subject of the Asset Sale or which is required by the terms of such Indebtedness to be repaid in connection with such Asset Sale.

    "Net Income" of any Person for any period means the net income (loss) of such Person for such period, determined on a consolidated basis in accordance with GAAP, excluding (without duplication) (i) all extraordinary, unusual and nonrecurring gains, (ii) the net income, if positive, of any other Person, in which such Person or any of its consolidated Subsidiaries has an interest, except to the extent of the amount of any dividends or distributions actually paid in cash to such Person or a consolidated Subsidiary of such Person during such period, (iii) the net income, if positive, of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition and (iv) the net income, if positive, of any Subsidiary of such Person to the extent that the declaration or payment of dividends or similar distributions is not at the time permitted by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule, or governmental regulation applicable to such Subsidiary.

    "Net Proceeds" means (i) in the case of any sale by a Person of Qualified Capital Stock or other securities, the aggregate net cash proceeds received by such Person from the sale of such securities (if such Person is RAM Energy, Inc., other than to a Restricted Subsidiary of RAM Energy, Inc., and if such Person is not RAM Energy, Inc., other than to any of its consolidated Subsidiaries) after payment of reasonable out-of-pocket expenses, commissions and discounts incurred in connection therewith, and (ii) in the case of any exchange, exercise, conversion or surrender of any outstanding securities or Indebtedness of such Person for or into shares of Qualified Capital Stock of such Person, the net book

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value of such outstanding securities as adjusted on the books of such Person or
Indebtedness of such Person to the extent recorded in accordance with GAAP, in each case, on the date of such exchange, exercise, conversion or surrender (plus any additional amount required to be paid by the holder of such Indebtedness or securities to such Person upon such exchange, exercise, conversion or surrender and less (i) any and all payments made to the holders of such Indebtedness or securities and (ii) all other expenses incurred by such Person in connection therewith, in each case, in so far as such payments or expenses are incident to such exchange, exercise, conversion, or surrender).

    "Net Working Capital" of any Person means (i) all current assets of such Person and if such Person is RAM Energy, Inc., the Subsidiary Guarantors, and if such Person is not RAM Energy, Inc., its Restricted Subsidiaries, minus (ii) all current liabilities of such Person and its consolidated Subsidiaries other than the current portion of long term Indebtedness, each item to be determined on a consolidated basis in conformity with GAAP.

    "Net Worth" of any Person means, at any date of determination, stockholders' equity as set forth on the most recently available quarterly or annual consolidated balance sheet of such Person and if such Person is RAM Energy, Inc., the Subsidiary Guarantors, and if such Person is not RAM Energy, Inc., its Restricted Subsidiaries (which balance sheet shall be as of a date not more than 90 days prior to the date of such computation), less any amounts included therein attributable to Disqualified Capital Stock or any equity security convertible into or exchangeable for Indebtedness, the cost of treasury stock (not otherwise deducted from stockholders' equity), and the principal amount of any promissory notes receivable from the sale of the Capital Stock of such Person or if such Person is RAM Energy, Inc., any of the Subsidiary Guarantors, and if such Person is not RAM Energy, Inc., its Restricted Subsidiaries, each item to be determined in conformity with GAAP.

    "Note Register" means the register maintained by or for RAM Energy, Inc. in which RAM Energy, Inc. shall provide for the registration of the Notes and the transfer of the Notes.

    "Oil and Gas Assets" means assets and properties used in the Oil and Gas Business.

    "Oil and Gas Business" means the business of acquiring, holding, leasing, selling, exploiting and developing oil and gas assets and properties, including the exploration for, and exploitation, development, production, processing (but not refining), purchasing, marketing and transportation of, Hydrocarbons and other related oil and gas businesses.

    "Oil and Gas Securities" means the Voting Stock of a Person engaged in the Oil and Gas Business, provided that such Voting Stock shall constitute a majority of the Voting Stock of such Person in the event that such Voting Stock is not subject to the reporting requirements of the Exchange Act.

    "Permitted Bank Credit Facility" means, with respect to any Person, a term, revolving credit or letter of credit facility, or any combination of such facilities, with a commercial banking institution, the proceeds of which are used to acquire Oil and Gas Securities or Oil and Gas Assets, for working capital and other general corporate purposes, as the same may be amended, extended or refinanced from time to time.

    "Permitted Hedging Transactions" means non-speculative transactions in futures, forwards, swaps or option contracts (including both physical and financial settlement transactions) engaged in by RAM Energy, Inc. and the Subsidiary Guarantors as part of their normal business operations as a risk-management strategy or hedge against adverse changes in the prices of natural gas, feedstock or refined products which arise in the ordinary course of business of RAM Energy, Inc. and the Subsidiary Guarantors; PROVIDED, that such transactions do not in the case of RAM Energy, Inc. and the Subsidiary Guarantors, on a monthly basis, relate to more than 90% of their combined average net natural oil and gas production per month for the most recent 3-month period measured at the time of such transaction; PROVIDED, further, that, at the time of such transaction (i) the counterparty to any such transaction is an Eligible Institution or a Person that has an Investment Grade Rating or has an issue of debt securities or preferred stock outstanding with an Investment Grade Rating or (ii) such counterparty's obligation pursuant to such transaction is unconditionally guaranteed in full by, or secured by a letter of credit issued

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by, an Eligible Institution or a Person that has an Investment Grade Rating or that has an issue of debt securities or preferred stock outstanding with an Investment Grade Rating.

    "Permitted Holders" means Dr. William W. Talley II, Larry E. Lee, William Stuart Price and M. Helen Bennett (or (i) their heirs, their estates or any trusts in which they or any of their immediate family members own, directly or indirectly, a beneficial interest in excess of 50% or (ii) any corporation, partnership or other legal entity in which they own, directly or indirectly, a beneficial interest in excess of 50%).

    "Permitted Indebtedness" means, without duplication, (i) the Indebtedness evidenced by the Offered Notes or the Subsidiary Guarantees, (ii) Indebtedness owed by any Subsidiary Guarantor to RAM Energy, Inc. or any other Subsidiary Guarantor or Indebtedness owed by RAM Energy, Inc. to any Subsidiary Guarantor; PROVIDED that in each case, (a) such Indebtedness is Subordinated Indebtedness, and (b) upon any subsequent issuance or transfer of any Capital Stock or any other event that results in any such Subsidiary Guarantor ceasing to be a Subsidiary Guarantor or any other subsequent transfer of any such Indebtedness (except to RAM Energy, Inc. or a Subsidiary Guarantor), such Indebtedness shall be deemed to be Incurred and shall be treated as an Incurrence of Indebtedness for purposes of the "-- Limitation on Incurrences of Additional Indebtedness and Issuances of Disqualified Capital Stock" covenant at the time the Subsidiary Guarantor in question ceased to be a Subsidiary Guarantor or the time such subsequent transfer occurred, (iii) Indebtedness outstanding under a Permitted Bank Credit Facility so long as the aggregate principal amount of all Indebtedness outstanding under all Permitted Bank Credit Facilities for RAM Energy, Inc. and the Subsidiary Guarantors does not exceed $25.0 million less the amount of Net Cash Proceeds from any Asset Sale applied pursuant to the covenant "-- Limitation on Asset Sales" to repay or prepay such Indebtedness that results in a permanent reduction relating thereto, (iv) Swap Obligations of RAM Energy, Inc. or the Subsidiary Guarantors, (v) Indebtedness outstanding on the Issue Date (and not repaid with the proceeds of the Offering), (vi) Indebtedness owed by RAM Energy, Inc. or the Subsidiary Guarantors in an aggregate principal amount outstanding not to exceed $5.0 million at any one time, whether of the same type as permitted by clauses (i) through (v) and (vii) of this definition or otherwise, and (vii) Permitted Refinancing Indebtedness of RAM Energy, Inc. and the Subsidiary Guarantors.

    "Permitted Investment" means, when used with reference to RAM Energy, Inc. or any Subsidiary Guarantor, (i) trade credit extended to Persons in the ordinary course of business, (ii) purchases of Cash Equivalents, (iii) Investments by RAM Energy, Inc. or the Subsidiary Guarantors in Persons which are or which will, contemporaneously with the making of such Investment, become wholly-owned Subsidiaries of RAM Energy, Inc. and Subsidiary Guarantors and are engaged in the Oil and Gas Business, (iv) Investments in Oil and Gas Assets, (v) Investments in any Person the sole consideration for which consists of Qualified Capital Stock of RAM Energy, Inc., (vi) Interest Rate and Currency Agreements with respect to Permitted Bank Credit Facilities entered into with one or more financial institutions that are lender parties thereto in the ordinary course of business and not for the purposes of speculation and that are designed to protect RAM Energy, Inc. against risks or fluctuations in interest rates related to payment obligations existing and arising under such Permitted Bank Credit Facilities and Swap Obligations, (vii) advances to officers and employees of RAM Energy, Inc. or any Subsidiary Guarantor in connection with the performance of their duties in the ordinary course of business in an amount not to exceed $250,000 in the aggregate outstanding at any time, (viii) margin deposits in connection with Permitted Hedging Transactions, (ix) Investments and expenditures made in the ordinary course of business by RAM Energy, Inc. or the Subsidiary Guarantors, and of a nature that is or shall have become customary in, the Oil and Gas Business as a means of actively exploiting, exploring for, acquiring, developing, enhanced recovery of, processing, gathering, purchasing, selling, marketing or transporting oil or gas through agreements, transactions, interests or arrangements, including arrangements which permit a Person to share risks or costs, comply with regulatory requirements regarding local ownership or satisfy other objectives customarily achieved through the conduct of the Oil and Gas Business jointly with third parties, including, without limitation, (a) ownership interests in Oil and Gas Assets or gathering systems and

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(b) Investments and expenditures in the form of or pursuant to operating agreements, processing agreements, farm-in agreements, farm-out agreements, development agreements, area of mutual interest agreements, unitization agreements, pooling arrangements, joint bidding agreements, service contracts, joint venture agreements, partnership agreements (whether general or limited), subscription agreements, stock purchase agreements and other similar agreements with third parties; PROVIDED that in the case of any joint venture engaged in processing, gathering, marketing or transporting oil or gas (1) all Indebtedness of such joint venture (other than a joint venture that is an Unrestricted Subsidiary) that would not otherwise constitute Indebtedness of RAM Energy, Inc. or a Subsidiary Guarantor shall be deemed Indebtedness of such Person in proportion to its direct or indirect ownership interest in such joint venture and (2) such joint venture shall be reasonably calculated to enhance the value of the reserves of such Person or marketability of production from such reserves, (x) other Investments not in excess of $2.5 million at any time outstanding, and (xi) loans made to officers, directors and employees of RAM Energy, Inc. or any of the Subsidiary Guarantors approved by the applicable Board of Directors (or by an authorized officer), the proceeds of which are used solely to purchase stock or to exercise stock options received pursuant to an employee stock option plan or other incentive plan, in a principal amount not to exceed the purchase price of such stock or the exercise price of such stock options, as applicable.

    "Permitted Liens" with respect to any Person means (i) Liens imposed by governmental authorities for taxes, assessments, or other charges not yet due or which are being contested in good faith and by appropriate proceedings, if adequate reserves with respect thereto are maintained on the books of any such Person in accordance with GAAP, (ii) statutory Liens of landlords, carriers, warehousemen, mechanics, materialmen, repairmen, vendors, mineral interest owners, or other like Liens arising by operation of law in the ordinary course of business PROVIDED that (a) the underlying obligations are not overdue for a period of more than 60 days, or (b) such Liens are being contested in good faith and by appropriate proceedings and adequate reserves with respect thereto are maintained on the books of any such Person in accordance with GAAP, (iii) deposits of cash or Cash Equivalents to secure the performance of bids, trade contracts (other than borrowed money), leases, statutory obligations, surety bonds, performance bonds, and other obligations of a like nature incurred in the ordinary course of business (or to secure reimbursement obligations or letters of credit issued to secure such performance or other obligations), (iv) easements, rights-of-way, zoning, similar restrictions and other similar encumbrances or title defects incurred in the ordinary course of business which, in the aggregate, are not material in amount and which do not, in any case, materially detract from the value of the property subject thereto or materially interfere with the ordinary conduct of the business of such Person, (v) Liens securing the Notes, any Subsidiary Guarantee or any Permitted Bank Credit Facility, (vi) pledges or deposits made in the ordinary course of business in connection with worker's compensation, unemployment insurance, other types of social security legislation, property insurance and liability insurance, (vii) Liens on the assets of any Person existing at the time such assets are acquired by such Person, whether by merger, consolidation, purchase of assets or otherwise so long as such Liens (a) are not created, incurred or assumed in contemplation of such assets being acquired by such Person and (b) do not extend to any other assets of such Person, (viii) leases or subleases granted to others (to the extent of any such lessee's normal and customary usage rights thereunder) or obtained from others (to the extent of any such lessor's title thereunder), in either case, that do not materially interfere with the ordinary course of business of any of such Person, (ix) Liens ordinarily and customarily arising under operating agreements, and (x) any extension, renewal or replacement of the Liens created pursuant to any of clauses (i) through (ix), PROVIDED that such Liens would have otherwise been permitted under such clauses, and PROVIDED further that the Liens permitted by this clause (x) do not secure any additional Indebtedness or encumber any additional property.

    "Permitted Refinancing Indebtedness" means any Indebtedness of a Person issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund, other Indebtedness of such Person; PROVIDED that (i) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) then outstanding of the Indebtedness for which the exchange is made or so extended,

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refinanced, renewed, replaced, defeased or refunded (plus the amount of reasonable expenses incurred in connection therewith), (ii) such Permitted Refinancing Indebtedness (other than Indebtedness under Permitted Bank Credit Facilities) has a final maturity date later than the final maturity date of, and has a weighted average life equal to or greater than the weighted average life of, the Indebtedness for which the exchange is made or being extended, refinanced, renewed, replaced, defeased or refunded, (iii) if the Indebtedness for which the exchange is made or being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes or any Subsidiary Guarantee (as the case may be), such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the Notes or any Subsidiary Guarantee (as the case may be), on terms at least as favorable to the Holders of Notes or any Subsidiary Guarantee (as the case may be) as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded, and (iv) with respect to any such Indebtedness of RAM Energy, Inc. for which the exchange is made or being extended, refinanced, renewed, replaced, defeased or refunded, such Permitted Refinancing Indebtedness shall not be Incurred by any Subsidiary Guarantor.

    "Person" means any corporation, individual, joint stock company, joint venture, partnership, limited liability company, unincorporated association, governmental regulatory entity, country, state, or political subdivision thereof, trust, municipality, or other entity.

    "Preferred Stock" means, with respect to any Person, any class or classes (however designated) of Capital Stock of such Person that is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person over shares of Capital Stock of any other class of such Person.

    "Production Payment" means any volumetric or dollar-denominated production payment or other similar burden on the property of RAM Energy, Inc. or any of its Subsidiary Guarantors.

    "Public Equity Offering" means an underwritten public offering, subsequent to the Issue Date, by a nationally recognized member of the National Association of Securities Dealers, Inc. of Qualified Capital Stock of RAM Energy, Inc. pursuant to an effective registration statement filed with the Commission pursuant to the Securities Act.

    "Qualified Capital Stock" means any Capital Stock that is not Disqualified Capital Stock.

    "Reference Period" with regard to any Person means the four full fiscal quarters of such Person ended on or immediately preceding any date upon which any determination is to be made pursuant to the terms of the Notes or the Indenture.

    "Reserve Report" means a report prepared by independent petroleum engineers with respect to Hydrocarbon reserves in accordance with guidelines published by the Commission.

    "Restricted Investment" means (i) the designation of a Subsidiary as an Unrestricted Subsidiary in the manner described in the definition of Unrestricted Subsidiary and (ii) any Investment other than a Permitted Investment.

    "Restricted Subsidiary" of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary of such Person.

    "Sale and Leaseback Transaction" means an arrangement relating to property owned on the Issue Date or thereafter acquired whereby a Person or a Subsidiary of such Person transfers such property to another Person and leases it back from such other Person.

    "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.

    "Stated Maturity Date" means February 15, 2008.

    "Subordinated Indebtedness" means Indebtedness of RAM Energy, Inc. or a Subsidiary Guarantor that (i) requires no payment of principal prior to or on the Stated Maturity Date and (ii) is expressly subordinate and junior in right of payment to the Notes or the Subsidiary Guarantees, as the case may be.

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    "Subsidiary" with respect to any Person means, as of each relevant time, (i)
a corporation with respect to which such Person or its Subsidiaries (or any combination thereof) own or control, directly or indirectly, at least 50% of such corporation's Voting Stock, (ii) a partnership in which such Person or a Subsidiary of such Person is, at the time, a general partner of such partnership and has more than 50% of the total voting power of partnership interests, or
(iii) any other Person (other than a corporation or a partnership) in which such Person, one or more Subsidiaries of such Person, or such Person and one or more Subsidiaries of such Person, directly or indirectly, has (a) at least a 50% ownership interest or (b) the power to elect or direct the election of the directors or other governing body of such other Person.

    "Subsidiary Guarantee" means any guarantee of the Notes by any Subsidiary Guarantor pursuant to the provisions of the Indenture.

    "Subsidiary Guarantors" means (i) RB Operating Company, a Delaware corporation, (ii) RLP Gulf States, L.L.C., an Oklahoma limited liability company, and (iii) each other Person that guarantees the payment and performance of the Notes in accordance with the provisions of the Indenture, in each case, until any such Person shall be released and relieved of its obligations as a Subsidiary Guarantor pursuant to the provisions of the Indenture.

    "Swap Obligation" of any Person means any Interest Rate or Currency Agreement or Hedging Contract entered into with one or more financial institutions or one or more futures exchanges in the ordinary course of business and not for purposes of speculation that is designed to protect such Person against risks or fluctuations that arise in the ordinary course of business of RAM Energy, Inc. and the Subsidiary Guarantors in (i) interest rates related to payment obligations on Indebtedness (other than Permitted Indebtedness) permitted to be Incurred as described under the caption "-- Certain Covenants -- Limitation on Incurrences of Additional Indebtedness and Issuances of Disqualified Capital Stock" and which shall have a notional amount no greater than 100% of the principal amount of such Indebtedness being hedged thereby,
(ii) currency exchange rate fluctuations related to the payment obligations on Indebtedness (other than Permitted Indebtedness) permitted to be Incurred as described under the caption "-- Certain Covenants -- Limitation on Incurrences of Additional Indebtedness and Issuances of Disqualified Capital Stock" or to the foreign currency cash flows reasonably expected to be generated by RAM Energy, Inc. and the Subsidiary Guarantors and the notional principal amount of such currency exchange obligations does not exceed the amount of such foreign currency cash flows to which they relate, or (iii) fluctuations in oil and gas prices.

    "Unrestricted Non-Recourse Indebtedness" of any Unrestricted Subsidiary means (i) Indebtedness of such Person that is secured solely (other than with respect to clause (ii) below) by a Lien upon the stock of an Unrestricted Subsidiary of such Person and as to which there is no recourse (other than with respect to clause (ii) below) against such Person or any of its assets other than against such stock (and the dollar amount of any Indebtedness of such Person as described in this clause (i) shall be deemed to be zero for purposes of all other provisions of the Indenture) and (ii) guarantees of the Indebtedness of Unrestricted Subsidiaries of such Person.

    "Unrestricted Subsidiary" means, in respect of any Person, any other Person ("Other Person") that would, but for this definition of "Unrestricted Subsidiary" be a Restricted Subsidiary of such Person organized or acquired after the Issue Date as to which all of the following conditions apply: (i) neither such Person nor any of its other Subsidiaries provides, or is obligated to provide, any credit support of any Indebtedness, or other financial support, of such Other Person (including any undertaking, agreement or instrument evidencing such Indebtedness or maintenance or preservation of such Other Person's financial condition or to cause such Other Person to achieve any specified levels of operating results); (ii) such Other Person is not liable, directly or indirectly, with respect to any Indebtedness other than Unrestricted Subsidiary Indebtedness and does not own any Capital Stock of, or own or hold any Lien on any property of, such Person or any of its other Restricted Subsidiaries; (iii) neither such Person nor any of its Restricted Subsidiaries has made an Investment in such Other Person unless such Investment was permitted by the provisions as described under the caption "-- Certain Covenants -- Limitation on Restricted Payments," and neither such Person nor any of its Restricted Subsidiaries has any obligations to make any Investment

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in such Other Person; (iv) such Other Person, either alone or in the aggregate with all other Unrestricted Subsidiaries, does not operate or own, directly or indirectly, any significant portion of the assets or business of such Person and its other Subsidiaries; and (v) the Board of Directors of such Person, as provided below, shall have designated such Other Person to be an Unrestricted Subsidiary on or prior to the date of organization or acquisition of such Other Person. Any such designation by the Board of Directors of such Person shall be evidenced to the Trustee by delivering to the Trustee a resolution thereof giving effect to such designation and an officers' certificate certifying that such designation complies with the foregoing conditions and was permitted by the covenant as described under the caption "-- Certain Covenants -- Limitation on Restricted Payments." TEXTUAL REFERENCES HEREIN TO AN "UNRESTRICTED SUBSIDIARY" SHALL REFER TO AN UNRESTRICTED SUBSIDIARY OF RAM ENERGY, INC., UNLESS THE CONTEXT OTHERWISE EXPRESSLY PROVIDES.

    "Unrestricted Subsidiary Indebtedness" means, as to any Unrestricted Subsidiary of any Person, Indebtedness of such Unrestricted Subsidiary (i) as to which neither such Person nor any Subsidiary of such Person (a) is directly or indirectly liable (by virtue of such Person or any such Subsidiary being the primary obligor on, guarantor of, general partner of, or otherwise liable in any respect to, such Indebtedness), or (b) constitutes a lender, (ii) no default with respect to which would permit any holder of any Indebtedness of such Person or any Subsidiary of such Person to declare a default on such Indebtedness of such Person or any Subsidiary of such Person or cause the payment thereof to be accelerated or payable prior to its stated maturity, and (iii) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of such Person or any of its Subsidiaries.

    "Voting Stock" means Capital Stock of a Person entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, trustees or similar persons of such Person.

BOOK ENTRY; DELIVERY AND FORM

    The Notes will initially be issued in the form of one or more fully registered global notes (collectively, the "Global Note"). The Global Note will be deposited on the Issue Date with, or on behalf of, The Depository Trust Company, New York, New York (the "Depository") and registered in the name of Cede & Co., as nominee of the Depository (such nominee being referred to herein as the "Global Note Holder").

    The Depository is a limited-purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depository was created to hold securities for its participating organizations (collectively, the "Participants" or the "Depository's Participants") and to facilitate the clearance and settlement of transactions in such securities between Participants through electronic book-entry changes in accounts of its Participants. The Depository's Participants include securities brokers and dealers (including the Underwriter), banks and trust companies, clearing corporations and certain other organizations, some of which (and/or representatives) own the Depository. Access to the Depository's book-entry system is also available to others, such as banks, brokers, dealers and trust companies (collectively, the "Indirect Participants" or the "Depository's Indirect Participants") that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by or on behalf of the Depository only through the Depository's Participants or the Depository's Indirect Participants.

    The Company expects that pursuant to procedures established by the Depository (i) upon deposit of the Global Note, the Depository will credit the accounts of Participants designated by the Underwriter with portions of the principal amount of the Global Note and (ii) ownership of beneficial interests in the Global Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depository (with respect to such interests of the Depository's Participants), the Depository's Participants and the Depository's Indirect Participants. A beneficial owner is the person who has the right to sell, transfer or otherwise dispose of an interest in the Notes and the right to receive the proceeds therefrom, as well as principal, premium (if any) and interest payable in respect of the Notes. The

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beneficial owner must rely on the foregoing arrangements to evidence its interest in the Notes. Beneficial ownership of the Notes may be transferred only by complying with the procedures of a beneficial owner's Participant (e.g., a brokerage firm) and the Depository. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in the Global Note is limited to such extent.

    So long as the Global Note Holder is the registered owner of the Global Note, the Global Note Holder will be considered the sole Holder under the Indenture of the Notes for all purposes under the Indenture and any applicable laws. Except as provided below, beneficial owners of the Global Note will not be entitled to have the Notes registered in their names, will not receive or be entitled to receive physical delivery of the Notes in definitive form and will not be considered the owners or Holders thereof under the Indenture for any purpose.

    All rights of ownership must be exercised through the Depository and the book-entry system, and notices that are to be given to registered owners by RAM Energy, Inc. or the Trustee will be given only to the Depository. It is expected that the Depository will forward notices to the Participants who will in turn forward notices to the beneficial owners. Neither RAM Energy, Inc., the Trustee, the Paying Agent nor the Registrar will have any responsibility or obligation to assure that any notices are forwarded by the Depository to any Participant or by any Participant to the beneficial owners. Neither RAM Energy, Inc., the Trustee, the Paying Agent nor the Registrar will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Global Note, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

    Payments in respect of the principal of, premium, if any, and interest on the Global Note registered in the name of the Global Note Holder on the applicable record date will be made by RAM Energy, Inc. through the Paying Agent to or at the direction of the Global Note Holder in its capacity as the registered Holder under the Indenture. Under the terms of the Indenture, RAM Energy, Inc. and the Trustee will treat the persons in whose names Notes, including the Global Note, are registered as the owners thereof for the purpose of receiving such payments. Consequently, neither RAM Energy, Inc. nor the Trustee nor any Paying Agent has or will have any responsibility or liability for the payment of such amounts to beneficial owners in the Global Note. RAM Energy, Inc. believes, however, that it is currently the policy of the Depository to immediately credit the accounts of the relevant Participants with such payments, in amounts proportionate to their respective holdings of beneficial interests in the relevant security as shown on the records of the Depository. Payments by the Depository's Participants and the Depository's Indirect Participants to the beneficial owners in the Global Note will be governed by standing instructions and customary practice and will be the responsibility of the Depository's Participants or the Depository's Indirect Participants.

    As long as the Notes are represented by a Global Note, the Depository's nominee will be the Holder of the Notes and therefore will be the only entity that can exercise a right to require the repurchase the Notes. See "-- Certain Covenants -- Limitation on Asset Sales" and "-- Repurchase of Notes at the Option of the Holder Upon a Change of Control." Notice by Participants or Indirect Participants or by owners of beneficial interests in a Global Note held through such Participants or Indirect Participants of the exercise of the option to elect to require the repurchase of beneficial interests in Notes represented by the Global Note must be transmitted to the Depository in accordance with its procedures on a form required by the Depository and provided to Participants. To ensure that the Depository's nominee will timely exercise a right to require repurchase with respect to a particular Note, the beneficial owner of such Note must instruct the broker or other Participant or Indirect Participant through which it holds an interest in such Note to notify the Depository of its desire to exercise a right to require repurchase. Different firms have different cut-off times for accepting instructions from their customers and, accordingly, each beneficial owner should consult the broker or other Participant or Indirect Participant through which it holds an interest in a Note in order to ascertain the cut-off time by which such an instruction must be given in order for timely notice to be delivered to the Depository. RAM Energy, Inc. will not be liable for any delay in delivery of notices of the exercise of any option to elect to repurchase any Note.

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    If (i) RAM Energy, Inc. notifies the Trustee in writing that the Depository is no longer willing or able to act as a depository and RAM Energy, Inc. is unable to locate and appoint a qualified successor within 90 days or (ii) RAM Energy, Inc., at its option, notifies the Trustee in writing that it elects to cause the issuance of Notes in the form of Definitive Notes (as defined herein) under the Indenture, then, upon surrender by the Global Note Holder of its Global Note, Notes in such form will be issued to each person that the Global Note Holder and the Depository identify as being the beneficial owner of the related Notes.

    Neither RAM Energy, Inc. nor the Trustee will be liable for any delay by the Global Note Holder or the Depository in identifying the beneficial owners of Notes and RAM Energy, Inc. and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the Global Note Holder or the Depository for all purposes.

    SAME-DAY SETTLEMENT AND PAYMENT

    The Indenture will require that payments on the Global Note (including principal, premium, if any, and interest) registered in the name of the Global Note Holder be made by wire transfer of immediately available funds to the account specified by the Global Note Holder. With respect to Notes issued in registered certificated form ("Definitive Notes"), RAM Energy, Inc. will make all payments of principal, premium, if any, and interest by wire transfer of immediately available funds to the accounts specified by the Holders thereof or, if no such account is specified, by mailing a check to each such Holder's registered address. The Notes represented by the Global Note are expected to trade in the Depository's Same-Day Funds Settlement System, and any permitted secondary market trading activity in such Notes will, therefore, be required by the Depository to be settled in immediately available funds. RAM Energy, Inc. expects that secondary trading in Definitive Notes will also be settled in immediately available funds.

                           CERTAIN TAX CONSIDERATIONS

    The following is a general discussion of certain U.S. federal income tax considerations relevant to holders of the Notes. This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, Internal Revenue Service ("IRS") rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. This discussion does not purport to deal with all aspects of federal income taxation that may be relevant to a particular investor's decision to purchase the Notes, and it is not intended to be wholly applicable to all categories of investors, some of which, such as dealers in securities, financial institutions, insurance companies, tax-exempt organizations, or investors who have hedged the risk of owning Notes, may be subject to special rules. In addition, this discussion is limited to persons that will hold the Notes represented thereby as a "capital asset" within the meaning of section 1221 of the Code.

    PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE APPLICABILITY OF ANY FEDERAL TAX LAWS OR ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND ANY CHANGES (OR PROPOSED CHANGES) IN APPLICABLE TAX LAWS OR INTERPRETATIONS THEREOF.

INTEREST INCOME

    Interest on the Notes will be includable in the income of a holder as ordinary income under the holder's regular method of accounting. The Notes will not be treated as having been issued with original issue discount.

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MARKET DISCOUNT

    Investors acquiring Notes pursuant to this Prospectus, other than at original issuance of the Notes, should note that the resale of the Notes may be adversely affected by the market discount provisions of sections 1276 through 1278 of the Code. Under the market discount rules, if a holder of a Note (other than a holder who purchased the Note upon original issuance) purchases it at a market discount (i.e., at a price below its stated redemption price at maturity) in excess of a statutorily-defined de minimis amount and thereafter recognizes gain upon a disposition or retirement of the Note, then the lesser of the gain recognized or the portion of the market discount that accrued on a ratable basis (or, if elected, on a constant interest rate basis) generally will be treated as ordinary income at the time of the disposition. Moreover, any market discount in a Note may be taxable to an investor to the extent of appreciation in the value of the Note at the time of certain otherwise non-taxable transactions (e.g., gifts). Absent an election to include market discount in income as it accrues, a holder of a market discount Note may be required to defer a portion of any interest expense that otherwise may be deductible on any indebtedness incurred or maintained to purchase or carry such Note until the holder disposes of the
Note in a taxable transaction.

SALE, EXCHANGE OR RETIREMENT OF THE NOTES

    Each holder of a Note generally will recognize gain or loss on the sale, exchange, redemption, retirement or other disposition of the Note measured by the difference (if any) between (i) the amount of cash and the fair market value of any property received (except to the extent that such cash or other property is attributable to the payment of accrued interest not previously included in income, which amount will be taxable as ordinary income) and (ii) the holder's adjusted tax basis in the Note (generally, the cost of the Note plus any market discount previously included in income by the holder, less any principal payments received by the holder). Any such gain or loss recognized on the sale, exchange, redemption, retirement or other disposition of a Note should be capital gain or loss (except as discussed under "Market Discount" above), and would be long-term capital gain or loss if the Note had been held for more than one year at the time of the sale or exchange. If the Note had been held for more than 18 months, such capital gain generally would be subject to tax at a maximum 20% rate.

BACKUP WITHHOLDING AND INFORMATION REPORTING

    A holder of Notes may be subject to "backup withholding" at a rate of 31% with respect to certain "reportable payments," including interest payments and, under certain circumstances, principal payments on the Notes. These backup withholding rules apply if the holder, among other things, (i) fails to furnish a social security number or other taxpayer identification number ("TIN") certified under penalties of perjury within a reasonable time after the request therefor, (ii) furnishes an incorrect TIN, (iii) fails to properly report interest or (iv) fails to provide a certified statement, signed under penalties of perjury, that the TIN furnished is the correct number and that such holder is not subject to backup withholding. A holder who does not provide the Company with its correct TIN also may be subject to penalties imposed by the IRS. Any amount withheld from a payment to a holder under the backup withholding rules is creditable against the holder's federal income tax liability, provided that the required information is furnished to the IRS. Backup withholding will not apply, however, with respect to payments made to certain holders, including corporations and tax-exempt organizations ("exempt recipients"), provided their exemptions from backup withholding are properly established.

    The amount of any "reportable payments", including interest, made to the holders of Notes (other than to holders which are exempt recipients) and the amount of tax withheld, if any, with respect to such payments will be reported to such holders and to the IRS for each calendar year.

FOREIGN HOLDERS

    The following discussion is a summary of certain U.S. federal income tax and estate tax consequences to a Foreign Person that holds a Note. As used herein, the term "Foreign Person" means a nonresident alien individual, a foreign corporation, a nonresident alien fiduciary of a foreign estate or trust, or a foreign partnership, but only if the income or gain on the Note is not "effectively connected with the conduct of a trade or business within the U.S." If the income or gain on the Note is "effectively connected with the conduct of a trade or business within the U.S.," then the foreign individual, corporation, estate, trust or partnership will be subject to tax on such income or gain in essentially the same manner as a comparable U.S. holder of Notes, as discussed above, and in the case of a foreign corporation, may also be subject to the branch profits tax.

    Under the portfolio interest exception to the general rules for the withholding of tax on interest paid to a Foreign Person, a Foreign Person will not be subject to U.S. federal income tax (or to withholding) on interest payments on a Note, provided that (i) the Foreign Person does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote and is not a controlled foreign corporation with respect to the U.S. that is related to the Company actually or constructively through stock ownership and (ii) the Company, its paying agent or the person who would otherwise be required to withhold tax receives either (A) a statement (an "Owner's Statement") signed under penalties of perjury by the beneficial owner of the Note in which the owner certifies that the owner is not a U.S. person, or, in the case of an individual, that he is neither a citizen nor a resident of the United States, and which provides the owner's name and address, or (B) a statement signed under penalties of perjury by the Financial Institution holding the Note on behalf of the beneficial owner, together with a copy of the Owner's Statement. As used herein, the term "Financial Institution" means a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business and that holds a Note on behalf of the owner of the Note. A Foreign Person who does not qualify for the "portfolio interest" exception, would, under current law, generally be subject to U.S. federal withholding tax at a flat rate of 30% (or lower applicable treaty rate) on interest payments.

    In general, gain recognized by a Foreign Person upon the redemption, retirement, sale, exchange or other disposition of a Note (including any gain representing accrued market discount) will not be subject to U.S. federal income tax. However, a Foreign Person may be subject to U.S. federal income tax at a flat rate of 30% (unless exempt by an applicable treaty) on any such gain if the Foreign Person is an individual present in the U.S. for 183 days or more during the taxable year of the disposition of the Note and certain other requirements are met.

    Backup withholding and information reporting requirements do not apply to payments of interest made by the Company or a paying agent to Foreign Persons if the Owner's Statement described above is received, provided that the payor does not have actual knowledge that the holder is a United States holder. If any payments of principal and interest are made to the beneficial owner of a Note by or through the foreign office of a foreign custodian, foreign nominee or other foreign agent of such beneficial owner, or if the foreign office of a foreign "broker" (as defined in applicable Treasury Regulations) pays the proceeds of the sale of a Note to the seller thereof, backup withholding and information reporting will not apply. Information reporting requirements (but not backup withholding) will apply, however, to a payment by a foreign office of a broker that is a United States person, that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or that is a "controlled foreign corporation" (generally, a foreign corporation controlled by certain United States shareholders) with respect to the United States unless the broker has no documentary evidence in its records that the holder is a Foreign Person and certain other conditions are met or the holder otherwise establishes an exemption. Payment by a United States office of a broker is subject to both backup withholding at a rate of 31% and information reporting unless the holder certifies under penalties of perjury that it is a Foreign Person or otherwise establishes an exemption.

    The procedures described above for withholding tax on interest payments, and some of the associated backup withholding and information reporting rules, are the subject of new, final regulations issued in 1997, which will be effective for payments made after December 31, 1998, subject to certain transition rules. These final regulations modify the procedures for establishing an exemption from withholding tax described above. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE EFFECT THAT THESE FINAL REGULATIONS WILL HAVE ON PAYMENTS AFTER DECEMBER 31, 1998 WITH RESPECT TO THE NOTES.

    Subject to applicable estate tax treaty provisions, Notes held at the time of death (or Notes transferred before death but subject to certain retained rights or powers) by an individual who at the time of death is a Foreign Person will not be included in such Foreign Person's gross estate for United States federal estate tax purposes provided that the individual does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote or hold the Notes in connection with a United States trade or business.

                          DESCRIPTION OF CAPITAL STOCK

    The authorized capital stock of the Company consists of 15,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock, par value of $.01 per share ("Preferred Stock"). At January 31, 1998, 2,727,000 shares of Common Stock and no shares of Preferred Stock were outstanding. The Company has reserved 550,000 shares of Common Stock for issuance under the Plan. See "Management -- Stock Incentive Plan."

    The following description of certain matters relating to the capital stock of the Company is a summary and is qualified in its entirety by the provisions of the Certificate and the Bylaws, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

    The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. In addition, such holders are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor, subject to the payment of preferential dividends with respect to any Preferred Stock that from time to time may be outstanding. In the event of the dissolution, liquidation or winding-up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities of the Company and subject to the prior distribution rights of the holders of any Preferred Stock that may be outstanding at that time. The holders of Common Stock do not have cumulative voting rights or preemptive or other rights to acquire or subscribe for additional, unissued or treasury shares. All outstanding shares of Common Stock are, and when issued the shares of Common Stock offered hereby will be, fully paid and nonassessable.

PREFERRED STOCK

    The Company has an authorized class of Preferred Stock consisting of 5,000,000 shares, none of which are issued and outstanding. The Board of Directors is authorized, subject to any limitations prescribed by law, without further stockholder approval, to issue shares of Preferred Stock from time to time. The Board of Directors may designate one or more series of Preferred Stock. Each such series of Preferred Stock shall have such number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges as shall be determined by the Board of Directors, which may include, among others, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences and conversion rights.

    The Board of Directors has the authority to issue shares of Preferred Stock and to determine its rights and preferences to eliminate delays associated with a stockholder vote on specific issuances. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power of holders of Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control of the Company.

ANTI-TAKEOVER PROVISIONS

    The Certificate and Bylaws and the General Corporation Law of Delaware include a number of provisions which may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with the Board of Directors rather than pursue non-negotiated takeover attempts. These provisions include a classified board of directors, authorized blank check preferred stock, restrictions on business combinations and the availability of authorized but unissued Common Stock.

    CLASSIFIED BOARD OF DIRECTORS. The Certificate contains provisions for a staggered board of directors with only one-third of the board standing for election each year. Directors can only be removed for cause. A staggered board makes it more difficult for stockholders to change the majority of the directors and instead promotes a continuity of existing management.

    BLANK CHECK PREFERRED STOCK. The Certificate authorizes blank check Preferred Stock. The Board of Directors can set the voting rights, redemption rights, conversion rights and other rights relating to such Preferred Stock and could issue such stock in either a private or public transaction. In some circumstances, the blank check Preferred Stock could be issued and have the effect of preventing a merger, tender offer or other takeover attempt which the Board of Directors opposes.

    DELAWARE TAKEOVER STATUTE. The Company is subject to Section 203 of the Delaware General Corporation Law ("Section 203"). In general, Section 203 prevents an "interested stockholder" from engaging in a "business combination" with a Delaware corporation for three years following the date such person became an interested stockholder, unless (i) prior to the date such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding stock held by directors who are also officers of the corporation and stock held by certain employee stock plans, or (iii) on or subsequent to the date of the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.

    Section 203 defines a "business combination" to include (i) any merger or consolidation involving the corporation and an interested stockholder, (ii) any sale, transfer, pledge or other disposition involving an interested stockholder of 10% or more of the assets of the corporation, (iii) subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to an interested stockholder, (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder or (v) the receipt by an interested stockholder of any loans, guarantees, pledges or other financial benefits provided by or through the corporation. In addition, Section 203 defines an "interested stockholder" as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

    STOCK PURCHASE AND SUPER MAJORITY VOTING PROVISIONS. The Certificate includes a provision which requires the affirmative vote of two-thirds of the outstanding shares of capital stock entitled to vote generally in the election of directors held by persons who are not interested stockholders (as defined in the Certificate) to approve the repurchase of any equity securities of the Company from an interested stockholder unless either (a) such repurchase is made on the same terms offered to all holders of the same securities or (b) the Company does not pay above the market price or fair market value of such securities. The Certificate also includes a provision which requires the affirmative vote of two-thirds of the outstanding shares of capital stock entitled to vote generally in the election of directors to (i) sell all or substantially all of the assets of the Company, (ii) merge or consolidate the Company with or into any other corporation, partnership, limited liability company or other entity, (iii) dissolve, liquidate or terminate the business of the Company or (iv) alter, amend or repeal certain sections of the Certificate or the Bylaws.

STOCKHOLDER ACTION

    Except as otherwise required by law or the Certificate, with respect to any act or action required of or by the holders of the Common Stock, the affirmative vote of the holders of a majority of the issued and outstanding shares of Common Stock entitled to vote thereon is sufficient to authorize the act or action. See "-- Anti-Takeover Provisions."

    Pursuant to Delaware law, stockholders may take actions without the holding of a meeting by written consent or consents signed by the holders of a sufficient number of shares to approve the transaction had all of the outstanding shares of the capital stock of the Company entitled to vote thereon been present at a meeting.

                                  UNDERWRITING

    Subject to the terms and upon the conditions set forth in the Underwriting Agreement, RAM Energy, Inc. has agreed to sell to Jefferies & Company, Inc. (the "Underwriter"), and the Underwriter has agreed to purchase, the Notes at the public offering price less the underwriting discount set forth on the cover page of this Prospectus.

    The Underwriting Agreement provides that the obligation of the Underwriter to purchase the Notes offered hereby is subject to certain conditions. Under the terms and upon the conditions of the Underwriting Agreement, the Underwriter is committed to purchase all of the Notes offered hereby, if any are purchased. The Underwriter proposes to offer the Notes to the public initially at the public offering price set forth on the cover of this Prospectus. After the initial public offering of the Notes, the public offering price may be changed by the Underwriter.

    Prior to the Offering, there has been no public market for the Notes. The initial public offering price for the Notes will be determined by negotiations between RAM Energy, Inc. and the Underwriter. Among the principal factors that will be considered in determining such public offering price will be the financial strength of the Company in recent periods, prevailing economic prospects, offerings of companies in related businesses, the prospects for the Company and the oil and gas industry, and the general conditions prevailing in the securities markets. The Underwriter does not intend to confirm sales of the Notes to any accounts over which it exercises discretionary authority.

    RAM Energy, Inc. has agreed to indemnify the Underwriter against certain liabilities that may be incurred in connection with the offering of the Notes, including liabilities under the Securities Act, or to contribute to the payments that the Underwriter may be required to make in respect thereof.

    The Underwriter has advised the Company that it currently intends to make a market in the Notes after the consummation of the Offering, as permitted by applicable laws and regulations; however, it is not obligated to do so, and any such market making, if commenced, may be discontinued at any time without notice. Accordingly, there can be no assurance as to the liquidity of the trading market for the Notes or that any active trading market for the Notes will develop. See "Risk Factors -- Absence of a Public Market for the Notes."

    The closing of the Offering is conditioned upon the simultaneous closing of the Carlton Acquisition.

    In connection with the closing of the Offering, Energy Spectrum Advisors will receive a finder's fee equal to $172,500 payable from the underwriting discount otherwise payable to the Underwriter.

                                 LEGAL MATTERS

    The validity of the Notes offered hereby will be passed upon for the Company by McAfee & Taft A Professional Corporation, Oklahoma City, Oklahoma. Certain legal matters relating to the sale of the Notes will be passed upon for the Underwriter by Fulbright & Jaworski L.L.P., Houston, Texas.

                                    EXPERTS

    The consolidated financial statements of RAM Energy, Inc. as of December 31, 1995 and 1996 and for each of the years in the three-year period ended December 31, 1996, the financial statements of RAMCO-NYL 1987 Limited Partnership as of December 31, 1995 and November 30, 1996 and for each of the years in the two-year period ended December 31, 1995 and for the eleven-month period ended November 30, 1996 and the consolidated financial statements of Carlton Resources Corporation (and its predecessor) as of December 31, 1995 and 1996 and for the year ended December 31, 1995, the eight-month period ended August 31, 1996 and the four-month period ended December 31, 1996 appearing in this Prospectus and in the Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

    Information relating to the estimated proved reserves of oil and gas and the related estimates of future net revenues and present values thereof as of November 30, 1997 on an actual and pro forma basis was estimated by Forrest A. Garb & Associates, Inc., independent petroleum engineers, and audited by Netherland, Sewell & Associates, Inc., independent petroleum engineers. The reserve and present value data for the Company's existing properties as of December 31, 1994, 1995 and 1996 were estimated by Forrest A. Garb & Associates, Inc. Such estimates are included herein in reliance on the authority of such firms as experts in such matters.

                             AVAILABLE INFORMATION

    Prior to the Offering, RAM Energy, Inc. has not been subject to the reporting requirements of the Securities Exchange Act of 1934, as amended. RAM Energy, Inc. intends to furnish its stockholders with annual reports containing audited consolidated financial statements examined and reported on, with an opinion expressed by, independent public accountants following the end of each fiscal year and such interim reports as it may determine to be necessary or desirable.

    RAM Energy, Inc. has filed with the Commission a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act of 1933, as amended, with respect to the securities offered pursuant to the Offering. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information contained in the Registration Statement and in the exhibits and schedules thereto, certain portions of which are omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the securities offered pursuant to the Offering, reference is made to the Registration Statement, including the exhibits and schedules thereto.

    The Registration Statement and the exhibits and schedules thereto may be inspected, without charge, and copies may be obtained at prescribed rates at the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the regional offices of the Commission at Citicorp Center, 500 West Madison Street, 14th Floor, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. The Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. This web site can be visited at http://www.sec.gov.

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
                               GLOSSARY OF TERMS

    The definitions set forth below shall apply to the indicated terms as used in this Prospectus. All volumes of natural gas referred to herein are stated at the legal pressure base of the state or area where the reserves exist and at 60 degrees Fahrenheit and in most instances are rounded to the nearest major multiple.

    BBL. One stock tank barrel, or 42 U.S. gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.

    BCF.  One billion cubic feet of natural gas.

    BCFE. One billion cubic feet of natural gas equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

    COMPLETION. The installation of permanent equipment for the production of oil or natural gas or, in the case of a dry hole, the reporting of abandonment to the appropriate agency.

    DEVELOPMENT WELL. A well drilled within the proved areas of an oil or natural gas reservoir to the depth of a stratigraphic horizon known to be productive.

    DRY HOLE OR WELL. A well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

    EXPLORATORY WELL. A well drilled to find and produce oil or natural gas reserves not classified as proved, to find a new reservoir in a field previously found to be productive of oil or natural gas in another reservoir or to extend a known reservoir.

    FIELD. An area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition.

    GROSS ACRES OR GROSS WELLS. The total acres or wells, as the case may be, in which a working interest is owned.

    MBBLS.  One thousand barrels of crude oil or other liquid hydrocarbons.

    MCF.  One thousand cubic feet of natural gas.

    MCFD.  One thousand cubic feet of natural gas per day.

    MCFE. One thousand cubic feet of natural gas equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

    MMBBLS.  One million barrels of crude oil or other liquid hydrocarbons.

    MMCF.  One million cubic feet of natural gas.

    MMCFE. One million cubic feet of natural gas equivalent determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

    NET ACRES OR NET WELLS. The sum of the fractional working interests owned in gross acres or gross wells, as the case may be.

    OIL.  Crude oil, condensate and natural gas liquids.

    PV-10 VALUE AND PRESENT VALUE. When used with respect to oil and natural gas reserves, the estimated future gross revenues to be generated from the production of proved reserves, net of estimated production and future development costs, using prices and costs in effect as of the date indicated, without giving effect to non-property related expenses such as general and administrative expenses, debt service and future income tax expenses or to depreciation, depletion and amortization, discounted using an annual discount rate of 10%.

    PRODUCTIVE WELL. A well that is found to be capable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

    PROVED DEVELOPED PRODUCING RESERVES. Proved developed reserves that are expected to be recovered from completion intervals currently open in existing wells and capable of production.

    PROVED DEVELOPED RESERVES. Proved reserves that are expected to be recovered from existing wellbores, whether or not currently producing, without drilling additional wells. Production of such reserves may require a recompletion.

    PROVED RESERVES. The estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

    PROVED UNDEVELOPED LOCATION. A site on which a development well can be drilled consistent with spacing rules for purposes of recovering proved undeveloped reserves.

    PROVED UNDEVELOPED RESERVES. Proved reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

    RECOMPLETION. The completion for production of an existing wellbore in another formation from that in which the well has been previously completed.

    RESERVE LIFE. A ratio determined by dividing the existing reserves determined as of the stated measurement date by production from such reserves for the prior twelve month period.

    RESERVOIR. A porous and permeable underground formation containing a natural accumulation of producible oil and/or natural gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

    ROYALTY INTEREST. An interest in an oil and gas property entitling the owner to a share of oil or natural gas production free of costs of production.

    UNDEVELOPED ACREAGE. Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas regardless of whether such acreage contains proved reserves.

    WELLBORE.  The hole drilled by the bit.

    WORKING INTEREST. The operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and a share of production.

    WORKOVER.  Operations on a producing well to restore or increase production.

                                RAM ENERGY, INC.
                         INDEX TO FINANCIAL STATEMENTS

RAM ENERGY, INC. -- NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997
Balance Sheet as of September 30, 1997 (unaudited)...................................        F-2
Statements of Operations for the nine months ended September 30, 1996 and 1997
  (unaudited)........................................................................        F-3
Statements of Cash Flows for the nine months ended September 30, 1996 and 1997
  (unaudited)........................................................................        F-4
Notes to Unaudited Financial Statements..............................................        F-5
RAM ENERGY, INC. -- YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
Report of Independent Auditors.......................................................        F-9
Consolidated Balance Sheets as of December 31, 1995 and 1996.........................       F-10
Consolidated Statements of Operations for the years ended December 31, 1994, 1995 and
  1996...............................................................................       F-11
Consolidated Statements of Stockholders' Equity (Deficiency) for the years ended
  December 31, 1994, 1995 and 1996...................................................       F-12
Consolidated Statements of Cash Flows for the years ended December 31, 1994, 1995 and
  1996...............................................................................       F-13
Notes to Consolidated Financial Statements...........................................       F-14

RAMCO-NYL 1987 LIMITED PARTNERSHIP
Report of Independent Auditors.......................................................       F-27
Balance Sheets as of December 31, 1995 and November 30, 1996.........................       F-28
Statements of Operations for the years ended December 31, 1994 and 1995 and for the
  eleven months ended November 30, 1996..............................................       F-29
Statements of Partners' Equity for the years ended December 31, 1994 and 1995 and for
  the eleven months ended November 30, 1996..........................................       F-30
Statements of Cash Flows for the years ended December 31, 1994 and 1995 and for the
  eleven months ended November 30, 1996..............................................       F-31
Notes to Financial Statements........................................................       F-32

CARLTON RESOURCES CORPORATION (AND ITS PREDECESSOR)
Report of Independent Auditors.......................................................       F-41

Consolidated Balance Sheets as of December 31, 1995 and 1996 and September 30, 1997
  (unaudited)........................................................................       F-42

Consolidated Statements of Operations for the year ended December 31, 1995, the eight month period ended August 31, 1996, the four month period ended December 31, 1996
  and the nine month period ended September 30, 1997 (unaudited).....................       F-43

Consolidated Statements of Stockholders' Equity (Deficit) for the year ended December
  31, 1995, the eight month period ended August 31, 1996, the four month period ended
  December 31, 1996 and the nine month period ended September 30, 1997 (unaudited)...       F-44

Consolidated Statements of Cash Flows for the year ended December 31, 1995, the eight month period ended August 31, 1996, the four month period ended December 31, 1996
  and the nine month period ended September 30, 1997 (unaudited).....................       F-45

Notes to Consolidated Financial Statements...........................................       F-46

                                RAM ENERGY, INC.
                                 BALANCE SHEET
                                  (UNAUDITED)

                                                                                                     SEPTEMBER 30,
                                                                                                         1997
                                                                                                     -------------
                                                      ASSETS
Current assets (NOTE 4):
  Cash and cash equivalents........................................................................  $   2,030,959
  Accounts receivable:
    Oil and gas sales..............................................................................      2,897,636
    Joint interest operations, net of allowance for doubtful accounts of $452,818..................      1,398,874
    Other..........................................................................................         45,643
  Prepaid expenses.................................................................................        254,261
                                                                                                     -------------
Total current assets...............................................................................      6,627,373
Properties and equipment, at cost (NOTES 2, 3 AND 4):
  Oil and gas properties and equipment, based on full cost accounting..............................     69,064,229
  Other equipment..................................................................................      3,409,392
                                                                                                     -------------
                                                                                                        72,473,621
  Less accumulated amortization and depreciation...................................................     12,373,486
                                                                                                     -------------
Net properties and equipment.......................................................................     60,100,135
Other assets (NOTE 4):
  Receivable from affiliate not expected to be collected within one year, net of allowance of
    $139,695 (NOTE 7)..............................................................................      1,800,000
  Loan origination fees, net of accumulated amortization of $253,555...............................      1,282,201
  Other............................................................................................        534,094
                                                                                                     -------------
Total assets.......................................................................................  $  70,343,803
                                                                                                     -------------
                                                                                                     -------------
                                LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
Current liabilities:
  Accounts payable:
    Oil and gas proceeds due others................................................................  $   2,854,931
    Trade..........................................................................................      3,549,075
  Accrued liabilities:
    Interest.......................................................................................        401,503
    Gas balancing liability........................................................................        300,000
    Other..........................................................................................         98,200
  Long-term debt due within one year (NOTE 4)......................................................      9,243,900
                                                                                                     -------------
Total current liabilities..........................................................................     16,447,609
Gas balancing liability not expected to be settled within one year.................................        685,244
Long-term debt due after one year (NOTE 4).........................................................     52,970,824
Contingencies......................................................................................        600,000
Minority interest..................................................................................      1,203,468
Stockholders' equity (deficiency):
  Series A preferred stock, $.01 par value; authorized--100,000 shares; issued and
    outstanding--77,714 shares (liquidating preference $10 per share)..............................            777
  Series B preferred stock, $.01 par value; authorized--100,000 shares; issued and
    outstanding--69,652 shares (liquidating preference $10 per share)..............................            697
  Class A common stock, $225 par value; authorized--222 shares; issued and outstanding--101
    shares.........................................................................................         22,725
  Paid-in capital..................................................................................      1,492,805
  Accumulated deficit..............................................................................     (3,080,346)
                                                                                                     -------------
Stockholders' equity (deficiency)..................................................................     (1,563,342)
                                                                                                     -------------
Total liabilities and stockholders' equity (deficiency)............................................  $  70,343,803
                                                                                                     -------------
                                                                                                     -------------

                            SEE ACCOMPANYING NOTES.

                                RAM ENERGY, INC.
                       STATEMENTS OF OPERATIONS (NOTE 1)
                                  (UNAUDITED)

                                                                              NINE MONTHS ENDED SEPTEMBER 30,
                                                                         ------------------------------------------
                                                                             1996
                                                                         -------------      1996          1997
                                                                          PARTNERSHIP   ------------  -------------
                                                                         (PREDECESSOR)    COMPANY        COMPANY
                                                                         -------------  ------------  -------------
Operating revenues:
  Oil and gas sales....................................................  $  18,744,175  $    147,697  $  16,819,429
  Management fees from Partnership.....................................             --     1,224,660             --
  Operator's overhead fees from Partnership                                         --     1,108,423             --
  Consulting fees from related parties.................................             --        91,106             --
  Other................................................................             --        78,596         85,301
                                                                         -------------  ------------  -------------
      Total operating revenues.........................................     18,744,175     2,650,482     16,904,730

Operating expenses (NOTE 3):
  Oil and gas production expenses:
    Operator fees to Managing General Partner..........................      1,108,423            --             --
    Other..............................................................      6,152,880        61,591      4,795,344
  Amortization and depreciation........................................      4,160,423       264,128      5,268,012
  General and administrative, overhead and other expenses, net:
    Management fee to Managing General Partner.........................      1,209,770            --             --
    Other..............................................................        240,444     2,517,157      3,325,170
                                                                         -------------  ------------  -------------
      Total operating expenses.........................................     12,871,940     2,842,876     13,388,526
                                                                         -------------  ------------  -------------
Operating income (loss)................................................      5,872,235      (192,394)     3,516,204
Other income (expense):
  Interest expense.....................................................       (483,805)      (13,979)    (3,787,067)
  Interest income......................................................         91,477        22,000         42,611
  Equity in income of partnership......................................             --        54,800             --

  Minority interest in net income of Partnership.......................             --            --        (14,572)
                                                                         -------------  ------------  -------------
Net income (loss)......................................................  $   5,479,907  $   (129,573) $    (242,824)
                                                                         -------------  ------------  -------------
                                                                         -------------  ------------  -------------
Net loss per share (NOTE 7)...........................................................  $       (.05) $        (.09)
                                                                                        ------------  -------------
                                                                                        ------------  -------------
Weighted average shares outstanding (NOTE 7)..........................................     2,727,000      2,727,000
                                                                                        ------------  -------------
                                                                                        ------------  -------------

                            SEE ACCOMPANYING NOTES.

                                RAM ENERGY, INC.

                       STATEMENTS OF CASH FLOWS (NOTE 1)
                                  (UNAUDITED)

                                                                          NINE MONTHS ENDED SEPTEMBER 30,
                                                                   ----------------------------------------------
                                                                        1996
                                                                   --------------       1996            1997
                                                                    PARTNERSHIP    --------------  --------------
                                                                   (PREDECESSOR)      COMPANY         COMPANY
                                                                   --------------  --------------  --------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)................................................  $    5,479,907  $     (129,573) $     (242,824)
Adjustments to reconcile net income (loss) to net cash provided
  (used) by operating activities:
  Amortization and depreciation..................................       4,160,423         264,128       5,268,012
  Provision for doubtful accounts receivable and other...........              --         105,403          80,000
  Equity in income of Partnership................................              --         (54,800)             --
  Minority interest in net income after acquisition of
    Partnership..................................................              --              --          14,572
  Cash provided (used) by changes in operating assets and
    liabilities:
    Prepaid expenses and deposits................................         255,119          46,744         111,195
    Accounts receivable..........................................        (871,261)        578,123       1,257,741
    Accounts payable.............................................        (506,112)       (200,634)        866,918
    Accrued liabilities..........................................        (420,000)       (204,000)       (934,840)
                                                                   --------------  --------------  --------------
Total adjustments................................................       2,618,169         534,964       6,663,598
                                                                   --------------  --------------  --------------
Net cash provided by operating activities........................       8,098,076         405,391       6,420,774

CASH FLOWS FROM INVESTING ACTIVITIES
Distributions from Partnership...................................              --          20,305              --
Payments for oil and gas properties and equipment................      (1,950,450)        (21,905)    (14,506,757)
Proceeds from sales of oil and gas properties and equipment......         412,998           5,956       9,693,576
Payments for other property and equipment........................              --        (165,271)       (185,086)
Proceeds from sales of other property and equipment..............              --              --          15,139
Advances for development costs...................................         (27,868)             --        (226,371)
Purchases of other assets........................................         (60,000)             --         (17,978)
Proceeds from sale of other assets...............................              --              --              --
Other............................................................              --          (9,337)             --
                                                                   --------------  --------------  --------------
Net cash used by investing activities............................      (1,625,320)       (170,252)     (5,227,477)

CASH FLOWS FROM FINANCING ACTIVITIES
Principal payments on long-term debt.............................      (2,500,000)        (41,502)    (10,396,417)
Proceeds from borrowings on long-term debt.......................              --         120,559       9,626,714
Distributions to partners........................................      (2,030,439)             --              --
                                                                   --------------  --------------  --------------
Net cash provided (used) by financing activities.................      (4,530,439)         79,057        (769,703)
                                                                   --------------  --------------  --------------
Increase in cash and cash equivalents............................       1,942,317         314,196         423,594
Cash and cash equivalents at beginning of period.................       1,265,980         523,506       1,607,365
                                                                   --------------  --------------  --------------
Cash and cash equivalents at end of period.......................  $    3,208,297  $      837,702  $    2,030,959
                                                                   --------------  --------------  --------------
                                                                   --------------  --------------  --------------

                            SEE ACCOMPANYING NOTES.

                                RAM ENERGY, INC.

                    NOTES TO UNAUDITED FINANCIAL STATEMENTS

1.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, ORGANIZATION AND BASIS OF
  FINANCIAL STATEMENTS

    The accompanying unaudited financial statements present the results of operations and cash flows of RAM Energy, Inc. for the nine-month periods ended September 30, 1996 and 1997 as well as that for RAM Energy, Inc.'s predecessor, RAMCO-NYL 1987 Limited Partnership (the "Partnership"), for the nine-month period ended September 30, 1996. These financial statements include all adjustments, consisting of normal and recurring adjustments, which, in the opinion of management, were necessary for a fair presentation of the financial position and the results of operations for the indicated periods. The results of operations for the nine months ended September 30, 1997 are not necessarily indicative of the results to be expected for the full year ending December 31, 1997.

NATURE OF OPERATIONS AND ORGANIZATION

    RAM Energy, Inc. (Note 7), formerly RAMCO Operating Company ("RAM" collectively, when referring to RAM Energy, Inc. and its consolidated subsidiaries, or "REI" when referring to RAM Energy, Inc. only) operates exclusively in the oil and natural gas industry with activities including the drilling, completion and operation of oil and natural gas wells. RAM conducts the majority of its operations in the states of Oklahoma, Texas and New Mexico.

    REI serves as the managing general partner of the Partnership. The Partnership was activated on February 3, 1988 by REI, Oklahoma Double R Corporation, the special general partner and an affiliate of REI, and New York Life Insurance Company, the original limited partner. Under the terms of the limited partnership agreement, as amended, for financial reporting purposes, virtually all Partnership revenues, costs and expenses are allocated 1.0% to the managing general partner, 2.5% to the special general partner and 96.5% to the limited partner prior to Payout Nos. 1 and 2, as defined. Upon reaching these payouts, the allocation to the managing general partner increases to 11.5% while that of the limited partner decreases to 86.0%.

    Effective November 30, 1996, REI's wholly-owned subsidiary, RB Operating Company ("RBO"), purchased the limited partner's interest in the Partnership for $60.0 million, as provided for under the terms of a purchase and sale agreement previously executed by the parties (Note 2). Funding for the transaction was obtained from borrowings under a credit agreement with a bank (Note 4).

PRINCIPLES OF CONSOLIDATION

    The financial statements of RAM are presented on a consolidated basis and include the accounts of REI, RBO and the accounts of REI's majority-owned Partnership beginning December 1, 1996. All significant intercompany transactions, including transactions between REI or RBO and the Partnership (beginning December 1, 1996) have been eliminated.

2. ACQUISITIONS AND SALE

    In August 1997, RAM purchased certain primarily producing oil and gas properties and equipment located principally in Oklahoma, Louisiana and Mississippi for $11.2 million (before closing adjustments). This transaction, which has been accounted for under the purchase method of accounting, was financed with additional borrowings under the credit agreement (Note 4).

    As described in Note 1, RBO purchased the limited partner's interest in the Partnership and has reflected this additional ownership in RAM's accompanying consolidated financial statements beginning on December 1, 1996. This transaction has been accounted for under the purchase method of accounting.

                                RAM ENERGY, INC.

2. ACQUISITIONS AND SALE (CONTINUED)
    RAM sold certain oil and gas properties in 1997 and received cash proceeds of $10.4 million (before closing adjustments). As required by the credit agreement (Note 4), such proceeds were used to pay down the principal balance outstanding under the credit agreement.

3. RELATED PARTY TRANSACTIONS

    The Partnership agreement under which REI serves as the managing general partner, provides for reimbursement of certain Partnership overhead costs to REI. The management fee is computed monthly as a percentage of adjusted cumulative contributed capital, as defined, at the beginning of the month. The fee for the nine months ended September 30, 1996 was $1,209,770. Additionally, for the nine months ended September 30, 1996, $91,106 for technical personnel costs were charged to the Partnership and were capitalized by the Partnership as part of the full cost pool in the accompanying financial statements.

    REI and RBO also serve as operator on many of the wells of the Partnership and charge operator fees in connection therewith.

4. LONG-TERM DEBT

    Long-term debt consists of the following at September 30, 1997:

Revolving note payable.........................................  $55,000,000
Term note payable..............................................   7,000,000
Installment loan agreements....................................     214,724
                                                                 ----------
                                                                 62,214,724
Less amount due within one year................................   9,243,900
                                                                 ----------
                                                                 $52,970,824
                                                                 ----------
                                                                 ----------

    During November 1996, the Partnership entered into a credit agreement with a bank consisting of a revolving commitment which provides up to $65.0 million in borrowings and letters of credit and a $10.8 million term commitment. Borrowings under the credit agreement are secured by essentially all assets of RAM.

    The original maturity date of the term commitment was October 31, 1997. The maturity date on the term commitment has been extended to June 30, 1998. The credit agreement, as amended in December 1997, contains various affirmative and restrictive covenants. These covenants, among other things, restrict mergers involving RAM and payment of dividends on REI's stock, limit additional indebtedness and sales or other dispositions of assets, and require RAM to meet certain financial covenants. In addition, the credit agreement requires RAM to enter into certain interest rate swaps and collars to hedge the interest rate exposure associated with the credit agreement.

    Effective January 3, 1997, RAM had entered into interest rate swaps and collars to hedge the interest rate exposure associated with the borrowings under the credit agreement. As of September 30, 1997, RAM had entered into two interest rate swaps with notional amounts of $10.0 million each to fix the interest rate on the borrowings under the revolving commitment and entered into an interest rate collar to cap the interest rate on an additional notional amount of $10.0 million of the borrowings under the revolving commitment. Under the terms of the interest rate swaps, RAM receives the LIBOR three-month rate (5.66% at September 30, 1997) and pays an average of 6.35% for 1997. Under the terms of the interest rate

                                RAM ENERGY, INC.

4. LONG-TERM DEBT (CONTINUED)
collar, RAM pays 5.50% in the event that the LIBOR three-month rate falls below 5.50% and receives 7.14% in the event that the LIBOR three-month rate exceeds 7.14%. The notional amounts under these interest rate swaps and collars are less than the amounts outstanding under the credit agreement at September 30, 1997. At September 30, 1997, the effective interest rate for the borrowings under the revolving commitment was 8.47%. The interest rate swaps mature in January 2000 and January 2002 and the interest rate collar matures in January 1999.

    For the interest rate swaps, the differential between the fixed rate and the floating rate multiplied by the notional amount results in a gain or loss related to the swap. For the interest rate collar, when the floating rate exceeds the cap rate, the differential between the floating rate and the cap rate results in a gain and when the floating rate is less than the floor rate, the differential between the floating rate and the floor rate results in a loss. Such gains or losses are included in interest expense in the period for which the interest rate exposure was hedged. For the nine months ended September 30, 1997, the swap loss included in interest expense was $93,321 (there was no gain or loss on the interest rate collar for the nine months ended September 30,
1997).

5. FIXED-PRICE CONTRACTS

    RAM has entered into certain fixed price contracts to reduce its exposure to unfavorable changes in natural gas prices which are subject to significant and often volatile fluctuation. RAM's fixed-price contracts are comprised of short-term physical delivery contracts. These contracts allow RAM to predict with greater certainty the effective gas prices to be received from its hedged production. As of September 30, 1997, these fixed-price contracts are in place to hedge 1,740,000 MMbtu of RAM's estimated future production through April 1998 from proved gas reserves at a weighted average price of $2.73 per MMbtu.

6. FINANCIAL INSTRUMENTS

    The following information is provided regarding the estimated fair value of financial instruments employed by RAM as of September 30, 1997 and the method and assumptions used to estimate the fair value of such financial instruments:

    The carrying amounts reported in the accompanying balance sheet for cash and cash equivalents and variable rate long-term debt approximate their fair values.

    The carrying value of RAM's interest rate swaps at September 30, 1997 exceeded the fair value by approximately $192,000, representing the amount RAM would be required to pay to terminate the contracts at such date.

7. SUBSEQUENT EVENTS

    Effective November 1, 1997, the Board of Directors of Oklahoma Double R Corporation ("DRC") authorized the assignment to REI, in partial payment for the $1,800,000 indebtedness owed by DRC to REI, of all assets and properties of the Partnership otherwise distributable to DRC upon dissolution and liquidation of the Partnership in respect of DRC's 2.5% special general partnership interest in the Partnership.

    Effective November 26, 1997, RBO was merged with and into REI, resulting in REI becoming the direct owner of all of the assets and properties of RBO and assuming all of its liabilities. Effective

                                RAM ENERGY, INC.

7. SUBSEQUENT EVENTS (CONTINUED)
December 1, 1997, REI, as managing general partner and sole limited partner of the Partnership, and DRC, as special general partner of the Partnership, authorized the dissolution of the Partnership, the liquidation of all of the assets of the Partnership into REI and the assumption by REI of all liabilities of the Partnership.

    In November 1997, RAM entered into a letter of intent to purchase certain producing oil and gas properties and equipment and pipeline gathering systems located principally in Oklahoma for $43.0 million (subject to closing adjustments). This transaction is expected to close simultaneously with the offering of Senior Notes by RAM Energy, Inc.

    On December 27, 1997, the Board of Directors of RAM Energy, Inc. approved a 27,000-for-1 stock split of RAM Energy, Inc. common stock and approved the change of the name of RAM from RAMCO Operating Company to RAM Energy, Inc. The effects of the stock split on the computations of net income (loss) per share have been reflected retroactively in the accompanying financial statements.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
RAM Energy, Inc.

    We have audited the accompanying consolidated balance sheets of RAM Energy, Inc. as of December 31, 1995 and 1996, and the related consolidated statements of operations, stockholders' equity (deficiency), and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of RAM Energy, Inc. at December 31, 1995 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Oklahoma City, Oklahoma
December 15, 1997,

except for the matters described in the last paragraph of Note 11, as to which the date is

December 27, 1997

                                RAM ENERGY, INC.

                      CONSOLIDATED BALANCE SHEETS (NOTE 1)

                                                                                              DECEMBER 31,
                                                                                        -------------------------
                                                                                           1995          1996
                                                                                        -----------  ------------
                                                     ASSETS
Current assets (NOTE 3):
  Cash and cash equivalents...........................................................  $   523,506  $  1,607,365
  Accounts receivable:
    Oil and gas sales.................................................................       24,327     5,051,508
    Joint interest operations, net of allowance for doubtful accounts of $230,154 in
      1995 and $370,693 in 1996.......................................................      768,650       464,826
    Related parties (NOTE 2)..........................................................    1,349,412         9,500
    Other.............................................................................       62,585       154,060
  Prepaid expenses and deposits.......................................................      119,204       365,456
  Oil and gas properties and equipment held for sale..................................           --     5,400,000
                                                                                        -----------  ------------
Total current assets..................................................................    2,847,684    13,052,715
Properties and equipment, at cost (NOTES 2 AND 3):
  Oil and gas properties and equipment, based on full cost accounting.................    1,006,495    58,807,298
  Other property and equipment........................................................    3,065,172     3,275,688
                                                                                        -----------  ------------
                                                                                          4,071,667    62,082,986
  Less accumulated amortization and depreciation......................................    3,077,142     7,344,660
                                                                                        -----------  ------------
Net properties and equipment..........................................................      994,525    54,738,326
Other assets (NOTE 3):
  Receivable from sister corporation not expected to be collected within one year, net
    of allowance of $139,695 (NOTES 2 AND 11).........................................    1,800,000     1,800,000
  Loan origination fees, net of accumulated amortization of $33,862...................           --     1,532,927
  Investment in Partnership, at equity (Notes 2 and 8)................................      507,094            --
  Other...............................................................................      335,374       285,712
                                                                                        -----------  ------------
Total assets..........................................................................  $ 6,484,677  $ 71,409,680
                                                                                        -----------  ------------
                                                                                        -----------  ------------
                                LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
Current liabilities:
  Accounts payable:
    Trade.............................................................................  $ 3,006,309  $  3,062,826
    Oil and gas proceeds due others...................................................    2,021,230     2,474,262
    Related parties (NOTE 2)..........................................................    2,548,344            --
  Accrued liabilities:
    Compensation......................................................................      293,000       820,200
    Interest..........................................................................           --       384,653
    Other (NOTE 2)....................................................................      295,561       300,000
  Long-term debt due within one year (NOTE 3).........................................       31,464     5,475,673
                                                                                        -----------  ------------
Total current liabilities.............................................................    8,195,908    12,517,614
Gas balancing liability not expected to be settled within one year....................           --       914,934
Long-term debt due after one year (NOTE 3)............................................       17,439    57,508,754
Commitments and contingencies (NOTES 4 AND 8).........................................           --       600,000
Minority interest.....................................................................           --     1,188,896
Stockholders' equity (deficiency) (NOTES 3, 6 AND 11):
  Series A preferred stock, $.01 par value; authorized--100,000 shares; issued and
    outstanding--77,714 shares (liquidating preference $10 per share).................          777           777
  Series B preferred stock, $.01 par value; authorized--100,000 shares; issued and
    outstanding--69,652 shares (liquidating preference $10 per share).................          697           697
  Class A common stock, $225 par value; authorized--222 shares; issued and
    outstanding--101 shares (NOTE 11).................................................       22,725        22,725
  Paid-in capital.....................................................................    1,492,805     1,492,805
  Accumulated deficit.................................................................   (3,245,674)   (2,837,522)
                                                                                        -----------  ------------
Stockholders' equity (deficiency).....................................................   (1,728,670)   (1,320,518)
                                                                                        -----------  ------------
Total liabilities and stockholders' equity (deficiency)...............................  $ 6,484,677  $ 71,409,680
                                                                                        -----------  ------------
                                                                                        -----------  ------------

                            SEE ACCOMPANYING NOTES.

                                RAM ENERGY, INC.

                 CONSOLIDATED STATEMENTS OF OPERATIONS (NOTE 1)

                                                                                  YEAR ENDED DECEMBER 31,
                                                                          ----------------------------------------
                                                                              1994          1995          1996
                                                                          ------------  ------------  ------------
Operating revenues (NOTE 2):
  Oil and gas sales.....................................................  $    152,992  $    165,627  $  3,274,941
  Management fees from Partnership......................................     1,554,929     1,605,743     1,482,293
  Operator's overhead fees from Partnership.............................     1,746,145     1,686,043     1,342,777
  Consulting income from related parties................................       236,402       162,748       152,648
  Other.................................................................       119,311        85,277       567,536
                                                                          ------------  ------------  ------------
    Total operating revenues............................................     3,809,779     3,705,438     6,820,195

Operating expenses:
  Oil and gas production expenses.......................................        75,791        77,209       826,825
  Amortization and depreciation.........................................       405,728       353,449       990,032
  General and administrative, overhead and other expenses, net of operator's overhead fees to unrelated interests of $1,382,250,
    $1,352,929, and $1,217,796 in 1994, 1995 and 1996, respectively.....     3,279,413     3,363,713     4,164,314
                                                                          ------------  ------------  ------------
    Total operating expenses............................................     3,760,932     3,794,371     5,981,171
                                                                          ------------  ------------  ------------
Operating Income (loss).................................................        48,847       (88,933)      839,024
Other income (expense):
  Interest expense......................................................       (22,691)      (18,022)     (541,526)
  Interest income.......................................................        75,149        72,786        29,434
  Equity in income (loss) of Partnership................................      (101,293)      (23,129)       70,874

  Minority interest in net loss of Partnership..........................            --            --        10,346
                                                                          ------------  ------------  ------------
Net income (loss).......................................................  $         12  $    (57,298) $    408,152
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------
Net income (loss) per share (NOTE 11)...................................  $         --  $       (.02) $        .15
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------
Weighted average shares outstanding (NOTE 11)...........................     2,727,000     2,727,000     2,727,000
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------

                            SEE ACCOMPANYING NOTES.

                                RAM ENERGY, INC.

          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)

                                                     PREFERRED STOCK        CLASS A                                STOCKHOLDERS'
                                                 ------------------------   COMMON      PAID-IN      ACCUMULATED      EQUITY
                                                  SERIES A     SERIES B      STOCK      CAPITAL        DEFICIT     (DEFICIENCY)
                                                 -----------  -----------  ---------  ------------  -------------  -------------
Balance at December 31, 1993...................   $     777    $     697   $  22,500  $  1,472,186  $  (3,188,388) $  (1,692,228)

Net income.....................................          --           --          --            --             12             12
                                                      -----        -----   ---------  ------------  -------------  -------------
Balance at December 31, 1994...................         777          697      22,500     1,472,186     (3,188,376)    (1,692,216)

Class A common stock issued (1 share)..........          --           --         225        20,619             --         20,844

Net loss.......................................          --           --          --            --        (57,298)       (57,298)
                                                      -----        -----   ---------  ------------  -------------  -------------
Balance at December 31, 1995...................         777          697      22,725     1,492,805     (3,245,674)    (1,728,670)

Net income.....................................          --           --          --            --        408,152        408,152
                                                      -----        -----   ---------  ------------  -------------  -------------
Balance at December 31, 1996...................   $     777    $     697   $  22,725  $  1,492,805  $  (2,837,522) $  (1,320,518)
                                                      -----        -----   ---------  ------------  -------------  -------------
                                                      -----        -----   ---------  ------------  -------------  -------------

                            SEE ACCOMPANYING NOTES.

                                RAM ENERGY, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                  YEAR ENDED DECEMBER 31,
                                                                          ----------------------------------------
                                                                             1994          1995          1996
                                                                          -----------  ------------  -------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss).......................................................  $        12  $    (57,298) $     408,152
Adjustments to reconcile net income (loss) to net cash provided (used)
  by operating activities:
  Amortization and depreciation.........................................      405,728       353,449        990,032
  Provision for doubtful accounts receivable and other..................       49,123        17,960        169,624
  Provision for uncollectible receivable from sister corporation........           --       139,695             --
  (Gain) loss on sales of other property and equipment..................      (16,910)        2,693        (35,712)
  Equity in (income) loss of Partnership................................      101,293        23,129        (70,874)
  Minority interest in net loss after acquisition of Partnership........           --            --        (10,346)
  Cash provided (used) by changes in operating assets and liabilities:
    Prepaid expenses and deposits.......................................       87,219       114,358        (40,946)
    Accounts receivable.................................................     (797,114)    1,418,267       (874,505)
    Accounts payable....................................................       34,692    (2,420,341)      (971,148)
    Accrued liabilities.................................................      (15,572)      175,247        505,819
    Deferred revenue....................................................      295,561            --             --
                                                                          -----------  ------------  -------------
Total adjustments.......................................................      144,020      (175,543)      (338,056)
                                                                          -----------  ------------  -------------
Net cash provided (used) by operating activities........................      144,032      (232,841)        70,096
CASH FLOWS FROM INVESTING ACTIVITIES
Payment for acquisition of limited partner's interest in the
  Partnership, less cash acquired (NOTE 2)..............................           --            --    (58,898,313)
Payments for loan origination fees......................................           --            --        (31,225)
Payments for oil and gas properties and equipment.......................      (49,986)      (47,098)       (21,905)
Proceeds from sales of oil and gas properties and equipment.............       18,555         1,356         55,087
Payments for other property and equipment...............................      (29,368)     (284,750)      (227,781)
Proceeds from sales of other property and equipment.....................           --        27,609             --
Cash distributions received from Partnership............................       66,300        12,953         21,342
Payments for restricted temporary investments...........................     (317,835)           --             --
Other...................................................................           --       282,126          1,034
                                                                          -----------  ------------  -------------
Net cash used by investing activities...................................     (312,334)       (7,804)   (59,101,761)
CASH FLOWS FROM FINANCING ACTIVITIES
Principal payments on long-term debt....................................     (901,001)     (629,275)       (60,521)
Proceeds from borrowings on long-term debt..............................      265,012        60,468        176,045
Proceeds from borrowings to acquire Partnership interest................           --            --     60,000,000
Advances to sister corporation..........................................     (105,654)     (146,237)            --
Collection of advances to sister corporation............................      126,500        32,383             --
Proceeds from issuance of Class A common stock..........................           --        20,844             --
Other...................................................................       (1,359)           --             --
                                                                          -----------  ------------  -------------
Net cash provided (used) by financing activities........................     (616,502)     (661,817)    60,115,524
                                                                          -----------  ------------  -------------
Increase (decrease) in cash and cash equivalents........................     (784,804)     (902,462)     1,083,859
Cash and cash equivalents at beginning of year..........................    2,210,772     1,425,968        523,506
                                                                          -----------  ------------  -------------
Cash and cash equivalents at end of year................................  $ 1,425,968  $    523,506  $   1,607,365
                                                                          -----------  ------------  -------------
                                                                          -----------  ------------  -------------
DISCLOSURE OF NONCASH ACTIVITIES
Offset of certain accounts payable and accounts receivable between the
  Partnership and the Company...........................................  $        --  $   (781,786) $          --
                                                                          -----------  ------------  -------------
                                                                          -----------  ------------  -------------

                            SEE ACCOMPANYING NOTES.

                                RAM ENERGY, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, ORGANIZATION AND BASIS OF FINANCIAL STATEMENTS

NATURE OF OPERATIONS AND ORGANIZATION

    RAM Energy, Inc., (NOTE 11) formerly RAMCO Operating Company ("RAM" collectively, when referring to RAM Energy, Inc. and its consolidated subsidiaries, or "REI" when referring to RAM Energy, Inc. only) operates exclusively in the oil and gas industry with activities including the drilling, completion and operation of oil and gas wells. RAM conducts the majority of its operations in the states of Oklahoma, Texas and New Mexico.

    REI serves as the managing general partner of the RAMCO-NYL 1987 Limited Partnership (the "Partnership"). The Partnership was activated on February 3, 1988 by REI, Oklahoma Double R Corporation, the special general partner and an affiliate of REI, and New York Life Insurance Company, the original limited partner. Under the terms of the limited partnership agreement, as amended, for financial reporting purposes, virtually all Partnership revenues, costs and expenses are allocated 1.0% to the managing general partner, 2.5% to the special general partner and 96.5% to the limited partner prior to Payout Nos. 1 and 2, as defined. Upon reaching these payouts, the allocation to the managing general partner increases to 11.5% while that of the limited partner decreases to 86.0%.

    Effective December 1, 1996, REI's wholly-owned subsidiary, RB Operating Company ("RBO"), purchased the limited partner's interest in the Partnership for $60.0 million, as provided for under the terms of a purchase and sale agreement previously executed by the parties (NOTES 2 AND 8). Funding for the transaction was obtained from borrowings under a credit agreement with a bank (NOTE 3).

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of REI and RBO and effective December 1, 1996, the accounts of REI's majority-owned Partnership. All significant intercompany transactions, including transactions between REI or RBO and the Partnership beginning December 1, 1996, have been eliminated.

OIL AND GAS PROPERTIES AND EQUIPMENT HELD FOR SALE

    RAM had certain oil and gas properties and equipment held for sale at December 31, 1996 for which the proceeds totaling $10.4 million (before closing adjustments) were closed by March 1997. Because the sales are not considered extraordinary transactions under the full cost method of accounting for oil and gas operations, the full cost pool was reduced by the proceeds from such sales in 1997. As described in Note 3, the proceeds from the sales of the properties were utilized in 1997 to reduce RAM's long-term debt due within one year by $5.4 million and long-term debt due after one year by $5.0 million. RAM has classified the $5.4 million portion of the proceeds from oil and gas properties and equipment held for sale that were used in 1997 to reduce long-term debt due within one year as a current asset at December 31, 1996, in the accompanying consolidated balance sheet.

PROPERTIES AND EQUIPMENT

    RAM follows the full cost method of accounting for oil and gas operations. Under this method, all productive and nonproductive costs incurred in connection with the acquisition, exploration and development of oil and gas reserves are capitalized. No gains or losses are recognized upon the sale or other disposition of oil and gas properties except in extraordinary transactions.

                                RAM ENERGY, INC.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, ORGANIZATION AND BASIS OF FINANCIAL STATEMENTS (CONTINUED)
    With the exception of the plugging and abandonment obligation further described in Note 8, RAM does not believe that future costs related to dismantlement, site restoration, and abandonment costs, net of estimated salvage values, will have a significant effect on its results of operations or financial position because the salvage value of equipment and related facilities should approximate or exceed any future expenditures for dismantlement, restoration, or abandonment. RAM has not incurred any net expenditures for costs of this nature during the last two years.

    To the extent that RAM's net capitalized costs of oil and gas properties and equipment exceed estimated discounted future net revenues from proved reserves, plus the lower of cost or estimated fair value of unproved properties (none at December 31, 1995 and 1996) (the "ceiling amount"), such excess is charged to expense in the period in which it occurs and is not subsequently reinstated. Reserve estimates have been prepared by an independent petroleum engineering firm.

    Other property and equipment consists principally of furniture and equipment and leasehold improvements. Other property and equipment and related accumulated amortization and depreciation are relieved upon retirement or sale and the gain or loss is included in operations. Renewals and replacements which extend the useful life of property and equipment are treated as additions.

    The discounted future net revenues at December 31, 1996 include approximately $44.6 million related to undeveloped and nonproducing properties on which estimated capital expenditures of approximately $14.9 million will be required to develop and produce the reserves. Such amounts have been considered in the calculation of the ceiling amount at December 31, 1996. The funding for these projects is expected by RAM to be provided from cash flows from operations.

AMORTIZATION AND DEPRECIATION

    Amortization of oil and gas properties and equipment is computed based on the unit-of-production method using total proved reserves. Depreciation on other equipment is computed based on the double declining balance method over the estimated useful lives of the assets which range from three to ten years. Amortization of leasehold improvements is computed over the term of the associated lease. Amortization of loan origination costs is computed based on the straight-line method over the term of the related debt.

GAS BALANCING

    RAM records oil and gas sales on the entitlement method, recognizing its net share of all production as revenue. Any amount received in excess of or less than RAM's revenue interest is recorded in the net gas balancing liability.

CASH EQUIVALENTS

    RAM considers all highly liquid unrestricted investments with a maturity of three months or less when purchased to be cash equivalents.

CREDIT AND MARKET RISK

    RAM sells oil and gas to various customers and participates with other parties in the drilling, completion and operation of oil and gas wells. Joint interest and oil and gas sales receivables related to these operations are generally unsecured. During 1994, 1995 and 1996, RAM's provisions for doubtful

                                RAM ENERGY, INC.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, ORGANIZATION AND BASIS OF FINANCIAL STATEMENTS (CONTINUED) accounts receivable were $42,000, $18,000 and $141,000, respectively, while charge-offs of the allowance in those periods were $28,000, $116,000 and none, respectively. RAM has established joint interest operations accounts receivable allowances which management believes are adequate for uncollectible amounts at December 31, 1995 and 1996.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

LIQUIDITY AND FUTURE OPERATIONS

    RAM's consolidated financial statements have been presented on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. RAM has a deficiency in stockholders' equity of $1,320,518 at December 31, 1996. RAM has been successful in prior years in conducting its operations maintaining a working capital deficit primarily as a result of the ability to control the timing of cash disbursements in RAM's capacity as operator of oil and gas properties.

    Management believes the acquisition of the limited partner interest in the Partnership effective December 1, 1996 will improve RAM's cash flow. RAM intends to continue to strive to improve cash flow, to conduct business effectively and efficiently within the constraints of the available resources and to operate its properties as a prudent operator. Management believes that these actions will allow it to maintain operations and continue as a going concern. Accordingly, the financial statements do not include any adjustments that might be necessary should RAM be unable to continue as a going concern in its present form.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying amounts reported in the balance sheets for cash and cash equivalents and variable rate long-term debt approximate their fair values. As more fully described in Note 2, RAM recorded a loss provision of $139,695 in 1995 (none in 1996), to reduce the carrying amount of the receivable from Oklahoma Double R Corporation, a sister corporation to the estimated fair value of the collateral.

2. ACQUISITION AND RELATED PARTY TRANSACTIONS

ACQUISITION

    As described in Note 1, RBO purchased the limited partner's interest in the Partnership and has reflected this additional ownership in the accompanying consolidated financial statements beginning

                                RAM ENERGY, INC.

2. ACQUISITION AND RELATED PARTY TRANSACTIONS (CONTINUED)
December 1, 1996. This transaction has been accounted for under the purchase method of accounting. Details of the acquisition are as follows:

Assets acquired:
  Accounts receivable:
    Oil and gas sales.........................................  $ 4,029,383
    Related parties -- REI and RBO............................    2,509,149
  Prepaid expenses and deposits...............................      205,306
  Note receivable from RBO....................................   60,000,000
  Properties and equipment, net...............................   59,834,123
  Loan origination fees and other.............................    1,567,317
                                                                -----------
                                                                128,145,278

Liabilities assumed:
  Accounts payable:
    Trade.....................................................    1,521,237
    Related parties -- REI and RBO............................    1,244,452
  Accrued liabilities.........................................       95,890
  Long-term debt, including amount due within one year........   62,800,000
  Gas balancing liability, including amount expected to be
    settled within one year...................................    1,229,518
  Commitments and contingencies...............................      600,000
                                                                -----------
                                                                 67,491,097
                                                                -----------
                                                                 60,654,181
  Minority interest at December 1, 1996.......................   (1,199,242)
  Elimination of REI's equity investment in Partnership at
    December 1, 1996..........................................     (556,626)
                                                                -----------
Net cash paid.................................................  $58,898,313
                                                                -----------
                                                                -----------

    The above amounts are exclusive of certain acquired net natural gas imbalances of approximately 1.9 billion cubic feet at December 1, 1996. These imbalances were historically recorded by the Partnership on a net basis within the cost of acquired oil and gas properties and equipment with balancing of the net liability subsequently recorded on the sales method which recognizes imbalances at such time as the remaining reserves on the respective properties are less than the imbalance position. RAM has elected to continue this method of accounting for these specific imbalances acquired from the Partnership.

                                RAM ENERGY, INC.

2. ACQUISITION AND RELATED PARTY TRANSACTIONS (CONTINUED)
    Summarized financial information of the Partnership is as follows:

                                                                                ELEVEN MONTHS
                                                                  YEAR ENDED        ENDED
                                                                 DECEMBER 31,    NOVEMBER 30,
                                                                     1995            1996
                                                                 -------------  --------------
Oil and gas sales..............................................  $  21,801,849   $ 23,455,976
Other revenues.................................................        197,947        121,472
                                                                 -------------  --------------
Total revenues.................................................     21,999,796     23,577,448
Other costs and expenses:
  Oil and gas production expenses:
    Operator fees to REI.......................................      1,686,043      1,342,777
    Other......................................................      9,901,863      7,609,131
  General and administrative:
    Management fees to REI.....................................      1,605,743      1,482,293
    Overhead and other.........................................        501,941        377,964
  Interest expense.............................................        808,942        563,789
  Amortization and depreciation................................      9,808,191      5,114,112
                                                                 -------------  --------------
Total costs and expenses.......................................     24,312,723     16,490,066
                                                                 -------------  --------------
Net income (loss)..............................................  $  (2,312,927)  $  7,087,382
                                                                 -------------  --------------
                                                                 -------------  --------------

                                                                    AS OF          AS OF
                                                                DECEMBER 31,    NOVEMBER 30,
                                                                    1995            1996
                                                                -------------  --------------
Current assets................................................  $   7,513,413  $   13,245,525
Note receivable from RBO due after one year...................             --      54,600,000
Oil and gas properties and equipment and other assets.........     49,694,976      47,765,359
                                                                -------------  --------------
                                                                $  57,208,389  $  115,610,884
                                                                -------------  --------------
                                                                -------------  --------------

Current liabilities...........................................  $  12,367,328  $    8,561,579
Long-term debt due after one year.............................             --      57,400,000
Other noncurrent liabilities..................................      1,674,587       1,529,518
Partners' equity..............................................     43,166,474      48,119,787
                                                                -------------  --------------
                                                                $  57,208,389  $  115,610,884
                                                                -------------  --------------
                                                                -------------  --------------

    The following pro forma data presents the results of RAM for the years ended December 31, 1995 and 1996, as if the acquisition of the limited partner interest in the Partnership had occurred on January 1, 1995. The pro forma results of operations are presented for comparative purposes only and are not necessarily indicative of the results which would have been obtained had the acquisitions been consummated as presented. The following data reflect pro forma adjustments to include the operating activity of

                                RAM ENERGY, INC.

2. ACQUISITION AND RELATED PARTY TRANSACTIONS (CONTINUED) the Partnership adjusted to reflect RAM's adjusted basis since acquisition and additional interest related to the acquisition.

                                                         PRO FORMA YEAR
                                                       ENDED DECEMBER 31,
                                                     ----------------------
                                                        1995        1996
                                                     ----------  ----------
                                                          (UNAUDITED)
Revenues...........................................  $22,300,400 $27,520,200
                                                     ----------  ----------
                                                     ----------  ----------
Net income (loss)..................................  $(8,977,200) $1,598,500
                                                     ----------  ----------
                                                     ----------  ----------
Net income (loss) per share (NOTE 11)..............  $    (3.29) $      .59
                                                     ----------  ----------
                                                     ----------  ----------

RELATED PARTY TRANSACTIONS

    The Partnership agreement under which REI serves as the managing general partner, provides for reimbursement of certain Partnership overhead costs to REI. The management fee is computed monthly as a percentage of adjusted cumulative contributed capital, as defined, at the beginning of the month. The fee for the years ended December 31, 1994 and 1995 and for the eleven-month period ended November 30, 1996 (the period prior to the acquisition of the limited partner interest described in Note 1) was $1,554,929, $1,605,743 and $1,482,293, respectively. Additionally, for the years ended December 31, 1994 and 1995, and for the eleven-month period ended November 30, 1996, $183,582, $132,063 and $152,648, respectively, for technical personnel costs were charged to the Partnership and are included in consulting fees from related parties in the accompanying consolidated financial statements. Upon RAM's purchase of the limited partner's interest in the Partnership effective December 1, 1996, the operations of the Partnership are consolidated in those of RAM and subsequent charges for the management fees and technical personnel costs made by REI to the Partnership have been eliminated through consolidating adjustments in the consolidated financial statements.

    During 1994, 1995 and 1996, REI and RBO served as operator on many of the wells of the Partnership. In connection with their services as operator on these wells, REI and RBO charged the Partnership operator fees of $1,746,145, $1,686,043 and $1,342,777 in 1994, 1995 and 1996, respectively. At December 31,
1996, the payables and receivables related to transactions between REI and RBO and the Partnership are intercompany accounts as a result of the acquisition of the limited partner interest in 1996 and, accordingly, have been eliminated in the consolidated financial statements.

    During the years ended December 31, 1994 and 1995 and the eleven-month period ended November 30, 1996, REI received cash distributions from the Partnership of $66,300, $12,953 and $21,342, respectively. No cash contributions were made in 1994, 1995 or 1996. These cash distributions and contributions are exclusive of cash flow from operations of the Partnership utilized to fund development of Partnership properties.

    In 1993, REI and RBO identified approximately $554,000 of oil and gas sales proceeds received and other items which required resolution as a result of a dispute with the limited partner of the Partnership as to ownership of these funds. At December 31, 1995, a settlement had been reached on all but $295,561 of the amount. In December 1996, upon completion of the purchase of the limited partner's interest in the Partnership, the $295,561 was recorded as other income by RAM.

                                RAM ENERGY, INC.

2. ACQUISITION AND RELATED PARTY TRANSACTIONS (CONTINUED)
    In 1994 and 1995, RAM paid $861,490 and $339,910, respectively (none in
1996), for a sister corporation's debt service requirements on a joint long-term debt obligation. RAM received net repayments on advances totaling $20,846 during 1994 and made net advances to the sister corporation of $113,854 in 1995 (none in 1996).

    In September 1994, RAM entered into a loan and security agreement under which the sister corporation pledged as collateral on the amount due RAM, all of the future distributions applicable to the sister corporation's investment ownership interest in the Partnership. The ultimate realization of the receivable from the sister corporation is dependent upon the value of the collateral pledged under the loan and security agreement. Management believes that the receivable is ultimately collectible. A fair market value analysis using the estimated discounted cash flows from oil and gas reserves attributable to the sister corporation's ownership interest in the Partnership resulted in a provision for uncollectible receivable of $139,695 being included in the consolidated financial statements for 1995 (none in 1994 or 1996). The net amount of $1,800,000 due from the sister corporation at December 31, 1995 and 1996, is included in the accompanying consolidated balance sheets as a receivable from the sister corporation not expected to be collected within one year. (NOTE 11)

3. LONG-TERM DEBT

    Long-term debt consists of the following at December 31:

                                                                     1995           1996
                                                                 -------------  -------------
Revolving note payable.........................................          $  --  $  52,000,000
Term note payable..............................................             --     10,800,000
Installment loan agreements....................................         48,903        184,427
                                                                 -------------  -------------
                                                                        48,903     62,984,427
Less amount due within one year................................         31,464      5,475,673
                                                                 -------------  -------------
                                                                       $17,439  $  57,508,754
                                                                 -------------  -------------
                                                                 -------------  -------------

    During November 1996, the Partnership entered into a credit agreement with a bank consisting of a revolving commitment which provides up to $65.0 million in borrowings and letters of credit including a $10.8 million term commitment. In connection with the December 1, 1996 acquisition by RBO of the limited partner interest in the Partnership, RBO borrowed from the Partnership $60.0 million of the proceeds from the credit agreement. Borrowings under the credit agreement are secured by essentially all assets of RAM.

    The amount of the revolving commitment is subject to a borrowing base calculation and certain other limitations as defined in the credit agreement. The borrowing base relates to RAM's oil and gas reserve base and was $52.0 million at December 31, 1996. The borrowing base is subject to semiannual redeterminations each April and October. In addition to the foregoing semiannual redetermination, the lender has the right, at its sole discretion or at the request of RAM, to make one additional redetermination of the borrowing base during any twelve-month period. The revolving commitment reduces quarterly commencing January 31, 1998 by 1/16th through October 31, 2001. Under the revolving commitment, RAM has the ability to choose the index on which the interest rate is based. At December 31, 1996, all borrowings under

                                RAM ENERGY, INC.

3. LONG-TERM DEBT (CONTINUED)
the revolving commitment were accruing interest at a LIBOR-based interest rate plus 2.5% (aggregate rate of 8%), and interest is payable currently.

    The term commitment of $10.8 million has been fully drawn at December 31, 1996. The original maturity date of the term commitment was October 31, 1997. The maturity date on the term commitment has been extended to June 30, 1998; however, due to the repayment in 1997 of $5.4 million of the term note payable as further described below, only the remaining $5.4 million balance of the term commitment has been classified as due after one year. Interest on the borrowings under the term commitment is based on the bank's reference rate plus 3% through May 31, 1997 and 3.5% thereafter (aggregate of 11.25% at December 31, 1996), and is payable monthly.

    The credit agreement contains various affirmative and restrictive covenants. These covenants, among other things, restrict mergers involving RAM and payment of dividends on REI's stock, limit additional indebtedness and sales or other dispositions of assets, and require RAM to meet certain financial covenants. In addition, the credit agreement requires RAM to enter into certain interest rate swaps and collars to hedge the interest rate exposure associated with the credit agreement. Effective January 3, 1997, RAM entered into interest rate swaps to fix the interest rate on notional amounts of $20.0 million of the borrowings under the revolving commitment and entered into an interest rate collar to cap the interest rate on an additional notional amount of $10.0 million of the borrowings under the revolving commitment.

    RAM sold certain oil and gas properties in 1997 and received cash proceeds of approximately $10.4 million (before closing adjustments). As required by the credit agreement, such proceeds were used to pay down the principal balance outstanding under the credit agreement. The bank applied $5.0 million of such proceeds to the revolving note payable as a result of a preliminary redetermination of the borrowing base made in 1997 with the balance of $5.4 million applied to the term note payable.

    The amount of principal payments required by the credit agreement during each of the next five years as of December 31, 1996, including consideration of the extension of the maturity date of the term commitment but exclusive of the preliminary borrowing base redetermination discussed above, are as follows: 1997 -- $5,400,000, 1998 -- $8,650,000, 1999 -- $16,250,000, 2000 -- $16,250,000, and
2001 -- $16,250,000.

    Interest paid by RAM in 1994, 1995 and 1996 totaled $22,691, $18,022 and $156,873, respectively.

4. OPERATING LEASES

    RAM leases office space, equipment and vehicles under noncancelable operating lease agreements which expire at various dates through 2000. The leases provide that RAM pay insurance, taxes and maintenance related to the leased assets. Rent expense of $552,569, $332,977 and $365,217 was incurred under operating leases in 1994, 1995 and 1996, respectively.

    Future minimum lease payments for operating leases at December 31, 1996 are as follows:

1997.................................................................  $ 255,245
1998.................................................................    255,245
1999.................................................................    255,245
2000.................................................................    137,821
                                                                       ---------
                                                                       $ 903,556
                                                                       ---------
                                                                       ---------

                                RAM ENERGY, INC.

5. DEFINED CONTRIBUTION PLAN

    RAM has a defined contribution plan for the benefit of substantially all employees. The plan allows eligible employees to contribute up to 17.5% of their annual compensation, not to exceed approximately $9,600 in 1996. RAM matched the first 3.0% of employee contributions through January 1994, and RAM's contribution in 1994 was $12,111. RAM elected to make a discretionary contribution of $76,635 in 1996 (none in 1995).

6. PREFERRED STOCK

    The Series A and B noncumulative preferred shares are entitled to receive preferential quarterly dividends at the discretion of REI's Board of Directors. The maximum quarterly dividends for the Series A and B shares are $0.125 and $0.30 per share, respectively (no dividends were declared in 1994, 1995 or 1996). Holders of these shares are entitled to a preference in liquidation in the amount of $10.00 per share plus declared and unpaid dividends, but are not entitled to vote. REI may redeem the preferred shares at any time at the discretion of REI's Board of Directors at a price of $10.00 per share plus declared and unpaid dividends; however, no more than 25,000 shares of the Series B preferred stock may be redeemed within any twelve-month period.

    The holders of the Series B preferred shares are entitled to convert 22,500 of these shares into one share of Class A common stock at any time. Authorized but unissued Class A common shares are reserved in the amount necessary to comply with this conversion feature (4 shares at December 31, 1996).

7. INCOME TAXES

    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of RAM's deferred tax assets and liabilities as of December 31, 1995 and 1996 are as follows:

                                                                       1995           1996
                                                                   -------------  ------------
DEFERRED TAX ASSETS
Financial depreciation in excess of tax depreciation.............  $      79,269  $    108,163
Financial charges which are deferred for tax purposes:
  Provision for uncollectible receivable from sister
    corporation..................................................         53,084        53,084
  Accrued compensation...........................................         77,520       222,680
  Other, net.....................................................        111,012       166,725
Net operating loss carryforwards.................................        858,975       464,529
                                                                   -------------  ------------
Total deferred tax assets before valuation allowance.............      1,179,860     1,015,181
Less valuation allowance recognized..............................     (1,008,608)     (851,920)
                                                                   -------------  ------------
    Net deferred tax assets......................................        171,252       163,261

                                RAM ENERGY, INC.

7. INCOME TAXES (CONTINUED)

                                                                       1995           1996
                                                                   -------------  ------------
DEFERRED TAX LIABILITIES
Intangible drilling costs capitalized for financial purposes and
  expensed for tax purposes......................................        106,498       111,197
Tax losses from equity method investment in Partnership..........         64,754        52,064
                                                                   -------------  ------------
    Deferred tax liabilities.....................................        171,252       163,261
                                                                   -------------  ------------
Net deferred tax.................................................  $          --  $         --
                                                                   -------------  ------------
                                                                   -------------  ------------

    The reconciliation of income taxes computed at the U.S. Federal statutory tax rates to RAM's income tax expense is as follows:

                                                  YEAR ENDED DECEMBER 31,
                                              -------------------------------
                                                1994       1995       1996
                                              ---------  ---------  ---------
Income tax (benefit) at statutory rate......        $ 5   $(19,481) $ 138,772
State income taxes..........................         --     (2,005)    17,916
Change in valuation allowance recognized....         (5)    21,486   (156,688)
                                              ---------  ---------  ---------
Income tax expense..........................  $      --  $      --  $      --
                                              ---------  ---------  ---------
                                              ---------  ---------  ---------

    At December 31, 1996, RAM has federal income tax net operating loss carryforwards of approximately $1.2 million which begin expiring in 2002.

8. COMMITMENTS AND CONTINGENCIES

    In November 1993, the limited partner of the Partnership filed a lawsuit in federal district court against REI, the special general partner, and certain other affiliates of REI. In this lawsuit, the limited partner made numerous allegations against REI and its affiliates related to REI's operation of the Partnership as its general partner. In July 1996, the lawsuit was dismissed by the federal court for lack of federal jurisdiction. The parties entered into a purchase and sale agreement under which the limited partner's interest in the Partnership was purchased effective December 1, 1996 (NOTES 1 AND 2). Upon execution of the purchase and sale agreement, a complete release and discharge of all claims by the limited partner against REI and its affiliates was received.

    In November 1995, the Partnership entered into a letter of intent to sell an oil and gas property located in Louisiana state waters in Plaquemines Parish. The sale was completed in early 1996. The property included several currently uneconomical wells for which RAM estimates the plugging and abandonment ("P&A") obligation is approximately $1,020,000. The purchaser provided a letter of credit and a bond totaling $420,000 to ensure funding of a portion of the P&A obligation. The P&A obligation would revert to the Partnership in the event the purchaser does not complete the required P&A activities. As a result, in 1995 the Partnership recorded a contingent liability of $600,000, which is also included in the accompanying December 31, 1996 consolidated balance sheet.

    Effective January 1, 1996, RAM established a severance policy for three senior officers and directors of REI. This policy provides for severance benefits to be paid upon involuntary separation as a result of

                                RAM ENERGY, INC.

8. COMMITMENTS AND CONTINGENCIES (CONTINUED) actions taken by RAM or its successors. Benefits under the policy are principally based upon length of service to RAM. The covered officers and directors are not entitled to these separation benefits upon voluntary separation, including retirement. At December 31, 1996, the severance benefits under this policy were approximately $630,000 with additional amounts payable for group medical, health, and life benefits and other consulting fees for services requested by RAM after termination of the individuals, as applicable. A provision for these benefits would not be made unless an involuntary termination was probable.

9. OIL AND GAS PRODUCING ACTIVITIES

    Capitalized costs relating to crude oil and gas producing activities and related accumulated depreciation and amortization are summarized as follows:

                                                                 AT DECEMBER 31,
                                                     ----------------------------------------
                                                        1994          1995          1996
                                                     -----------  ------------  -------------
Proved crude oil and natural gas properties........  $   960,754  $  1,006,495  $  64,207,298
Accumulated depreciation and amortization..........     (446,815)     (518,815)    (4,632,819)
                                                     -----------  ------------  -------------
                                                     $   513,939  $    487,680  $  59,574,479
                                                     -----------  ------------  -------------
                                                     -----------  ------------  -------------

    Costs incurred in oil and gas producing activities for the years ended December 31, 1994, 1995 and 1996, are as follows:

                                                                 YEAR ENDED DECEMBER 31,
                                                           -----------------------------------
                                                             1994       1995         1996
                                                           ---------  ---------  -------------
Acquisition of proved properties.........................  $      --  $      --  $  59,834,123
Development costs........................................    $49,986    $47,098  $      21,905

10. SUPPLEMENTARY OIL AND GAS RESERVE INFORMATION (UNAUDITED)

    RAM has interests in crude oil and gas properties that are principally located in Oklahoma, Texas and New Mexico. RAM does not own or lease any oil and gas properties outside the United States.

    RAM retains independent engineering firms to provide year-end estimates of RAM's future net recoverable oil, gas, and natural gas liquids reserves. Estimated proved net recoverable reserves as shown below include only those quantities that can be expected to be commercially recoverable at prices and costs in effect at the balance sheet dates under existing regulatory practices and with conventional equipment and operating methods.

    Proved developed reserves represent only those reserves expected to be recovered through existing wells. Proved undeveloped reserves include those reserves expected to be recovered from new wells on undrilled acreage or from existing wells on which a relatively major expenditure is required for recompletion.

    Net quantities of proved developed and undeveloped reserves of oil and gas, including condensate and natural gas liquids, are provided below beginning in 1996, the year in which the purchase of the limited

                                RAM ENERGY, INC.

10. SUPPLEMENTARY OIL AND GAS RESERVE INFORMATION (UNAUDITED) (CONTINUED) partner interest in the Partnership occurred. Prior to this time, the amounts were not significant and, therefore, have not been presented below:

                                                                      CRUDE OIL   NATURAL GAS
                                                                      (MILLION     (MILLION
                                                                      BARRELS)    CUBIC FEET)
                                                                     -----------  -----------
December 31, 1995..................................................          26          550
Purchase of reserves in place......................................       4,294       83,025
Production.........................................................         (38)        (690)
                                                                     -----------  -----------
December 31, 1996..................................................       4,282       82,885
                                                                     -----------  -----------
                                                                     -----------  -----------
Proved developed reserves at December 31, 1996.....................       3,511       62,319
                                                                     -----------  -----------
                                                                     -----------  -----------

    The following is a summary of a standardized measure of discounted net cash flows beginning in 1996, related to RAM's proved oil and gas reserves. For these calculations, estimated future cash flows from estimated future production of proved reserves were computed using crude oil and natural gas prices as of the end of the period presented. Future development and production costs attributable to the proved reserves were estimated assuming that existing conditions would continue over the economic lives of the individual leases and costs were not escalated for the future. Estimated future income tax expenses were calculated by applying future statutory tax rates (based on the current tax law adjusted for permanent differences and tax credits) to the estimated future pre-tax net cash flows related to proved crude oil and natural gas reserves, less the tax basis of the properties involved.

    RAM cautions against using this data to determine the fair value of its oil and gas properties. To obtain the best estimate of fair value of the oil and gas properties, forecasts of future economic conditions, varying discount rates, and consideration of other than proved reserves would have to be incorporated into the calculation. In addition, there are significant uncertainties inherent in estimating quantities of proved reserves and in projecting rates of production that impair the usefulness of the data.

    The standardized measure of discounted future net cash flows relating to proved crude oil and natural gas reserves at December 31, 1996 are summarized as follows:

                                                                                (IN THOUSANDS)
                                                                                --------------
Future cash inflows...........................................................   $    414,079
Future production and development costs.......................................       (125,634)
Future income tax expenses....................................................        (38,560)
                                                                                --------------
Future net cash flows.........................................................        249,885

10% annual discount for estimated timing of cash flows........................       (110,474)
                                                                                --------------
Standardized measure of discounted future net cash flows......................   $    139,411
                                                                                --------------
                                                                                --------------

                                RAM ENERGY, INC.

10. SUPPLEMENTARY OIL AND GAS RESERVE INFORMATION (UNAUDITED) (CONTINUED) The following are the principal sources of change in the standardized measure of discounted future net cash flows for the period from December 31, 1995 to December 31, 1996:

Sales and transfers of oil and gas produced, net of production costs...........................................................  $  (2,448)
Purchases of reserves in place, including those from purchase of
  limited partner interest in Partnership.........................    141,167
Accretion of discount.............................................         63
                                                                    ---------
Net change........................................................  $ 138,782
                                                                    ---------
                                                                    ---------

    During recent years, there have been significant fluctuations in the prices paid for crude oil in the world markets. This situation has had a destabilizing effect on the oil posted prices in the United States, including the posted prices paid by purchasers of RAM's oil. The net weighted average prices of oil and gas at December 31, 1996 used in the above table were $23.89 per barrel of crude oil and $3.79 per thousand cubic feet of natural gas.

11. SUBSEQUENT EVENTS

    Effective November 1, 1997, the Board of Directors of Oklahoma Double R Corporation ("DRC") authorized the assignment to REI, in partial payment for the $1,800,000 indebtedness owed by DRC to REI, of all assets and properties of the Partnership otherwise distributable to DRC upon dissolution and liquidation of the Partnership in respect of DRC's 2.5% special general partnership interest in the Partnership.

    In August 1997, RAM purchased certain primarily producing oil and gas properties and equipment located principally in Oklahoma, Louisiana and Mississippi for $11.2 million (before closing adjustments). The purchase was financed with additional borrowings under the credit agreement.

    Effective November 26, 1997, RBO was merged with and into REI, resulting in REI becoming the direct owner of all of the assets and properties of RBO and assuming all of its liabilities. Effective December 1, 1997, REI, as managing general partner and sole limited partner of the Partnership, and DRC, as special general partner of the Partnership, authorized the dissolution of the Partnership, the liquidation of all of the assets of the Partnership into REI and the assumption by REI of all liabilities of the Partnership.

    In November 1997, RAM entered into a letter of intent to purchase certain producing oil and gas properties and equipment and pipeline gathering systems located principally in Oklahoma for $43.0 million (subject to closing adjustments). This transaction is expected to close simultaneously with the offering of Senior Notes by RAM Energy, Inc.

    On December 27, 1997, the Board of Directors of RAM Energy, Inc. approved a 27,000-for-1 stock split of RAM Energy, Inc.'s common stock and approved the change of the name of RAM from RAMCO Operating Company to RAM Energy, Inc. The effects of the stock split on the computations of net income (loss) per share have been reflected retroactively in the accompanying financial statements.

                         REPORT OF INDEPENDENT AUDITORS

The Partners
RAMCO-NYL 1987 Limited Partnership

    We have audited the accompanying balance sheets of RAMCO-NYL 1987 Limited Partnership as of December 31, 1995 and November 30, 1996, and the related statements of operations, partners' equity and cash flows for each of the two years in the period ended December 31, 1995 and for the eleven-month period ended November 30, 1996. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RAMCO-NYL 1987 Limited Partnership at December 31, 1995, and November 30, 1996 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 1995 and for the eleven-month period ended November 30, 1996 in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Oklahoma City, Oklahoma
December 15, 1997

                       RAMCO-NYL 1987 LIMITED PARTNERSHIP
                                 BALANCE SHEETS

                                                                                      DECEMBER 31,   NOVEMBER 30,
                                                                                          1995           1996
                                                                                      -------------  -------------
                                                      ASSETS
Current assets:
  Cash and cash equivalents.........................................................  $   1,265,980  $   1,101,687
  Restricted temporary investments, at cost which approximates market...............        280,000             --
  Accounts receivable from affiliates (NOTES 1 AND 3):
    Oil and gas sales...............................................................      4,666,293      4,029,383
    Other...........................................................................      1,003,021      2,509,149
  Prepaid expenses..................................................................        298,119        205,306
  Note receivable from RBO due within one year (NOTE 3).............................             --      5,400,000
                                                                                      -------------  -------------
Total current assets................................................................      7,513,413     13,245,525

Note receivable from RBO due after one year (NOTE 3)................................             --     54,600,000

Properties and equipment, at cost (NOTES 3 AND 4):
  Oil and gas properties and equipment, based on full cost accounting...............    142,995,021    144,647,069
  Other equipment...................................................................        124,707        124,707
                                                                                      -------------  -------------
                                                                                        143,119,728    144,771,776
  Less accumulated amortization and depreciation....................................     93,518,299     98,573,734
                                                                                      -------------  -------------
Net properties and equipment........................................................     49,601,429     46,198,042

Loan origination fees, net of accumulated amortization of $131,973 in 1995 and
  $190,650 in 1996..................................................................         58,677      1,536,092
Other...............................................................................         34,870         31,225
                                                                                      -------------  -------------
Total assets........................................................................  $  57,208,389  $ 115,610,884
                                                                                      -------------  -------------
                                                                                      -------------  -------------

                                         LIABILITIES AND PARTNERS' EQUITY
Current liabilities:
  Accounts payable:
    Affiliates (NOTE 3).............................................................  $   1,347,412  $   1,244,452
    Trade...........................................................................             --      1,521,237
  Long-term debt due within one year (NOTE 4).......................................     10,000,000      5,400,000
  Gas balancing liability...........................................................        500,000        300,000
  Accrued liability for contingencies (NOTE 5)......................................        420,000             --
  Other accrued liabilities.........................................................         99,916         95,890
                                                                                      -------------  -------------
Total current liabilities...........................................................     12,367,328      8,561,579

Gas balancing liability not expected to be settled within one year..................      1,074,587        929,518
Long-term debt due after one year (NOTE 4)..........................................             --     57,400,000
Contingencies (NOTE 5)..............................................................        600,000        600,000

Partners' equity:
  Managing General Partner..........................................................        507,094        556,626
  Special General Partner...........................................................      1,075,409      1,199,242
  Limited Partner...................................................................     41,583,971     46,363,919
                                                                                      -------------  -------------
Total partners' equity..............................................................     43,166,474     48,119,787
                                                                                      -------------  -------------
Total liabilities and partners' equity..............................................  $  57,208,389  $ 115,610,884
                                                                                      -------------  -------------
                                                                                      -------------  -------------

                            SEE ACCOMPANYING NOTES.

                       RAMCO-NYL 1987 LIMITED PARTNERSHIP
                            STATEMENTS OF OPERATIONS

                                                                                                    ELEVEN MONTH
                                                                        YEAR ENDED DECEMBER 31,     PERIOD ENDED
                                                                     -----------------------------  NOVEMBER 30,
                                                                          1994           1995           1996
                                                                     --------------  -------------  -------------
Operating revenues:
  Oil and gas sales (NOTE 3).......................................  $   24,481,019  $  21,801,849  $  23,455,976
  Other............................................................          59,630        139,431          6,929
                                                                     --------------  -------------  -------------
    Total operating revenues.......................................      24,540,649     21,941,280     23,462,905

Operating expenses:
  Oil and gas production expenses (NOTES 3 AND 5)..................       9,838,892      9,901,863      7,609,131
  Amortization and depreciation....................................      11,607,625      9,808,191      5,114,112
  Write-down of oil and gas properties and equipment (NOTE 1)......       8,700,000             --             --
  Management fee to Managing General Partner
    (NOTE 3).......................................................       1,554,929      1,605,743      1,482,293
  Operator fees to Managing General Partner (NOTE 3)...............       1,746,145      1,686,043      1,342,777
  General and administrative expenses..............................         676,124        501,941        377,964
                                                                     --------------  -------------  -------------
    Total operating expenses.......................................      34,123,715     23,503,781     15,926,277
                                                                     --------------  -------------  -------------
Operating income (loss)............................................      (9,583,066)    (1,562,501)     7,536,628
Other income (expense):
  Interest expense.................................................        (587,361)      (808,942)      (563,789)
  Interest income..................................................          41,164         58,516        114,543
                                                                     --------------  -------------  -------------
Net income (loss)..................................................  $  (10,129,263) $  (2,312,927) $   7,087,382
                                                                     --------------  -------------  -------------
                                                                     --------------  -------------  -------------

                            SEE ACCOMPANYING NOTES.

                       RAMCO-NYL 1987 LIMITED PARTNERSHIP
                         STATEMENTS OF PARTNERS' EQUITY

                                                                      MANAGING        SPECIAL
                                                                      GENERAL         GENERAL         LIMITED
                                                       TOTAL          PARTNER         PARTNER         PARTNER
                                                   --------------  --------------  --------------  --------------
Balance at December 31, 1993.....................  $   61,534,001       $ 690,769      $1,534,597     $59,308,635

Cash distributions to partners...................      (4,630,000)        (46,300)       (115,750)     (4,467,950)

Net loss.........................................     (10,129,263)       (101,293)       (253,231)     (9,774,739)
                                                   --------------  --------------  --------------  --------------
Balance at December 31, 1994.....................      46,774,738         543,176       1,165,616      45,065,946

Cash distributions to partners...................      (1,295,337)        (12,953)        (32,384)     (1,250,000)

Net loss.........................................      (2,312,927)        (23,129)        (57,823)     (2,231,975)
                                                   --------------  --------------  --------------  --------------
Balance at December 31, 1995.....................      43,166,474         507,094       1,075,409      41,583,971

Cash distributions to partners...................      (2,134,069)        (21,342)        (53,352)     (2,059,375)

Net income.......................................       7,087,382          70,874         177,185       6,839,323
                                                   --------------  --------------  --------------  --------------
Balance at November 30, 1996.....................  $   48,119,787       $ 556,626      $1,199,242     $46,363,919
                                                   --------------  --------------  --------------  --------------
                                                   --------------  --------------  --------------  --------------

                            SEE ACCOMPANYING NOTES.

                       RAMCO-NYL 1987 LIMITED PARTNERSHIP

                            STATEMENTS OF CASH FLOWS

                                                                                                    ELEVEN MONTH
                                                                         YEAR ENDED DECEMBER 31,    PERIOD ENDED
                                                                        --------------------------  NOVEMBER 30,
                                                                            1994          1995          1996
                                                                        -------------  -----------  -------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss).....................................................  $ (10,129,263) $(2,312,927)  $ 7,087,382
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
  Amortization and depreciation.......................................     11,607,625    9,808,191     5,114,112
  Write-down of oil and gas properties and equipment..................      8,700,000           --            --
  Cash provided (used) by changes in operating assets and liabilities:
    Accounts receivable from affiliates relating to operating
      activities......................................................       (410,643)   1,539,106      (869,218)
    Prepaid expenses..................................................       (121,404)    (176,715)       92,813
    Accounts payable to affiliates relating to operating activities...      1,100,250   (1,410,596)     (102,960)
    Other accrued liabilities.........................................          1,980        2,046        (4,026)
    Accrued liability for contingencies...............................        (50,000)     620,000      (420,000)
    Gas balancing liability...........................................       (730,000)    (590,670)     (345,069)
    Restricted temporary investments and other........................             --           --       283,645
                                                                        -------------  -----------  -------------
Total adjustments.....................................................     20,097,808    9,791,362     3,749,297
                                                                        -------------  -----------  -------------
Net cash provided by operating activities.............................      9,968,545    7,478,435    10,836,679

CASH FLOWS FROM INVESTING ACTIVITIES
Advance on note receivable from RBO...................................             --           --   (60,000,000)
Payments for additions to oil and gas properties and equipment
  exclusive of advances...............................................     (4,308,533)  (5,379,704)   (3,310,238)
Proceeds from sales of oil and gas properties.........................         81,364      181,190     1,688,887
Advances paid for development costs...................................     (1,106,511)     (74,157)           --
Payments for purchases of other equipment.............................        (16,381)          --            --
Proceeds from sales of other equipment................................         13,762           --            --
                                                                        -------------  -----------  -------------
Net cash used by investing activities.................................     (5,336,299)  (5,272,671)  (61,621,351)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowing on long-term debt.............................             --           --    62,800,000
Principal payments on long-term debt..................................             --           --   (10,000,000)
Distributions to partners.............................................     (4,630,000)  (1,295,337)   (2,134,069)
Payments for loan origination fees....................................             --           --       (45,552)
                                                                        -------------  -----------  -------------
Net cash provided (used) by financing activities......................     (4,630,000)  (1,295,337)   50,620,379
                                                                        -------------  -----------  -------------
Increase (decrease) in cash and cash equivalents......................          2,246      910,427      (164,293)

Cash and cash equivalents at beginning of period......................        353,307      355,553     1,265,980
                                                                        -------------  -----------  -------------
Cash and cash equivalents at end of period............................  $     355,553  $ 1,265,980   $ 1,101,687
                                                                        -------------  -----------  -------------
                                                                        -------------  -----------  -------------

DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES
Oil and gas properties obtained utilizing advances for development
  costs...............................................................  $     939,966  $   262,211   $        --
                                                                        -------------  -----------  -------------
                                                                        -------------  -----------  -------------
Accounts payable includes costs related to the addition of loan
  origination fees....................................................  $          --  $        --   $ 1,521,237
                                                                        -------------  -----------  -------------
                                                                        -------------  -----------  -------------
Offset of certain accounts payable and accounts receivable between
  Managing General Partner and Limited Partner........................  $          --  $   781,786   $        --
                                                                        -------------  -----------  -------------
                                                                        -------------  -----------  -------------

                            SEE ACCOMPANYING NOTES.

                       RAMCO-NYL 1987 LIMITED PARTNERSHIP

                         NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

    RAMCO-NYL 1987 Limited Partnership (the "Partnership") was activated on February 3, 1988 by RAM Energy, Inc., formerly RAMCO Operating Company (the "Managing General Partner"), Oklahoma Double R Corporation (the "Special General Partner"), and New York Life Insurance Company (the "Limited Partner"). On November 30, 1996, the Limited Partner interest in the Partnership was sold to RB Operating Company ("RBO"), a wholly-owned subsidiary of the Managing General Partner (NOTE 8). The Partnership was formed for the purpose of acquiring and developing interests in oil and gas properties.

    The Partnership participates in the drilling, completion and acquisition of oil and gas wells. While the Partnership's sales of oil and gas to various purchasers are generally unsecured and distributed by an affiliate, the Partnership has not experienced any significant credit losses from such sales.

PARTICIPATION IN REVENUES, COSTS AND EXPENSES

    Under the terms of the limited partnership agreement, as amended (the "Partnership Agreement"), for financial reporting purposes, virtually all Partnership revenues, costs and expenses are allocated 1.0% to the Managing General Partner, 2.5% to the Special General Partner and 96.5% to the Limited Partner prior to Payout Nos. 1 and 2, as defined. Upon reaching these payouts, the allocation to the Managing General Partner increases to 11.5% while that of the Limited Partner decreases to 86.0%.

PROPERTIES AND EQUIPMENT

    The Partnership follows the full cost method of accounting for oil and gas operations. Under this method, all productive and nonproductive costs incurred in connection with the acquisition, exploration and development of oil and gas reserves are capitalized. No gains or losses are recognized upon the sale or other disposition of oil and gas properties except in extraordinary transactions.

    With the exception of the plugging and abandonment obligation further described in Note 5, the Partnership does not believe that future costs related to dismantlement, site restoration, and abandonment costs, net of estimated salvage values, will have a significant effect on its results of operations or financial position because the salvage value of equipment and related facilities should approximate or exceed any future expenditures for dismantlement, restoration, or abandonment. The Partnership has not incurred any net expenditures for costs of this nature in 1994, 1995 or 1996.

    To the extent that the Partnership's net capitalized costs of oil and gas properties and equipment exceed estimated discounted future net revenues from proved reserves plus the lower of cost or estimated fair value of unproved properties (none at December 31, 1995 or November 30, 1996) (the "ceiling amount"), such excess is charged to expense in the period in which it occurs and is not subsequently reinstated. The accompanying financial statements reflect the pricing of oil and gas products used in the calculations of the Partnership's oil and gas reserves in accordance with the guidelines established by the Securities and Exchange Commission, which resulted in a write-down of oil and gas properties and equipment of $8.7 million in 1994 (none in 1995 or 1996).

    The discounted future net revenues at November 30, 1996 include approximately $28.2 million related to properties on which estimated capital expenditures of approximately $14.7 million will be required to develop and produce the reserves. Such amounts have been considered in the calculation of the ceiling

                       RAMCO-NYL 1987 LIMITED PARTNERSHIP

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) amount at November 30, 1996. The funding for these projects is expected by the Managing General Partner to be provided from cash flows from operations.

AMORTIZATION AND DEPRECIATION

    Amortization of oil and gas properties and equipment is computed based on the unit-of-production method. Depreciation on other equipment is computed based on the double declining balance method over the estimated useful lives of the assets. Amortization of loan origination costs is computed based on the straight-line method over the term of the related debt.

GAS BALANCING

    The Partnership's policy when acquiring oil and gas properties and equipment has been to record the assets acquired net of the related net gas balancing liability, if any. The subsequent balancing of the net liability acquired is recorded on the sales method. At November 30, 1996, the Partnership has a remaining net overproduced position from the acquired imbalances of approximately 1,900,000 thousand cubic feet of natural gas that is not reflected in the gas balancing liability in the accompanying balance sheets.

    For other gas imbalance activity subsequent to acquisitions, the Partnership records sales on the entitlement method, recognizing its net share of all production as revenue. Any amount received in excess of or less than the Partnership's revenue interest is recorded in the net gas balancing liability.

CASH EQUIVALENTS

    The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

CREDIT AND MARKET RISK

    The Partnership conducts a majority of its business in the states of Oklahoma, Texas and New Mexico and engages exclusively in the oil and gas industry. As further described in Note 3, the Managing General Partner and RBO have served as operators on many of the Partnership wells and distribute all oil and gas sales proceeds to the Partnership. The Managing General Partner and RBO have certain oil and gas suspense payable accounts totaling approximately $1.7 million at November 30, 1996 related to oil and gas properties in which the Partnership owns an interest. These suspended payables will ultimately require funding when the appropriate parties to whom they are due are located or the amounts become payable to the applicable states' authorities if the appropriate parties to whom the funds are due cannot be located. In the event the Managing General Partner or RBO are unable to fund the oil and gas suspense payable accounts when due, the Partnership may be required to fund such obligations to the extent they constitute obligations under the Partnership's leases. The Managing General Partner and RBO are dependent upon the Partnership for future management fees and other income. While the ultimate resolution of all these matters and their effects on the accounts described above cannot be predicted with certainty, the Managing General Partner does not expect such resolution to have a material effect on the financial position of the Partnership.

                       RAMCO-NYL 1987 LIMITED PARTNERSHIP

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES

    The income or loss of the Partnership for tax purposes is to be included in the tax returns of the individual partners. Consequently, no provision for income taxes has been reflected in these financial statements.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying amounts reported in the balance sheets for cash and cash equivalents, certificates of deposit with a one year maturity, and variable rate note receivable from RBO and long-term debt approximate their fair values.

2. DISAGREEMENT AND LAWSUIT BETWEEN PARTNERS

    In November 1993, the sole Limited Partner of the Partnership filed a lawsuit in federal district court against the Managing General Partner, the Special General Partner, which is a sister corporation of the Managing General Partner, and certain affiliates of the Managing General Partner. In the lawsuit, the Limited Partner sought dissolution of the Partnership, recovery of fees and other charges claimed by the Limited Partner to be in excess of the amount permitted by the Partnership Agreement, and recovery of interest charges on Partnership funds claimed by the Limited Partner to have been improperly held in the Managing General Partner's accounts. Although several motions for partial summary judgment were filed by both sides, the court failed to rule on any substantive issue in the case and in July 1996, dismissed the Limited Partner's complaint for lack of jurisdiction.

    On July 24, 1996, the Managing General Partner and the Limited Partner entered into a Purchase and Sale Agreement pursuant to which the Managing General Partner's subsidiary, RBO, purchased all of the Limited Partner's interest in the Partnership (NOTE 8).

3. TRANSACTIONS WITH AFFILIATES

    The Partnership Agreement provides for reimbursement of Partnership overhead costs to the Managing General Partner. The management fee is computed monthly as a percentage (.0833% prior to Payout No. 2 and .04167% thereafter) of adjusted cumulative contributed capital, as defined, at the beginning of the month. The management fee for 1994, 1995 and 1996 was $1,554,929, $1,605,743 and
$1,482,293, respectively. The Managing General Partner and RBO serve as operators on many of the Partnership wells. In connection with their services as operator on these wells, the Managing General Partner and RBO charged the Partnership operator fees of $1,746,145, $1,686,083 and $1,342,777 in 1994,
1995, and 1996, respectively. In addition, the Managing General Partner and RBO distribute all oil and gas sales, net of oil and gas production taxes, and bill the Partnership for all operating and capital expenditures, including

                       RAMCO-NYL 1987 LIMITED PARTNERSHIP

3. TRANSACTIONS WITH AFFILIATES (CONTINUED) charges for technical personnel costs provided by the Managing General Partner, related to the Partnership wells. In connection with these and other transactions, the Partnership has recorded oil and gas accounts receivable from these affiliates of $4,666,293 and $4,029,383 at December 31, 1995 and November 30, 1996, respectively. The Partnership's recorded oil and gas accounts receivable includes $1,414,382 and $1,941,746 at December 31, 1995 and November 30, 1996, respectively, that had actually been received by these affiliates from purchasers at year end. In addition, the Partnership had advances to and other receivables from these affiliates of $1,003,021 and $2,509,149 at December 31, 1995 and November 30, 1996, respectively, and accounts payable for oil and gas operations to these affiliates of $1,347,412 and $1,244,452 at December 31, 1995 and November 30, 1996, respectively.

    In connection with the December 1, 1996 acquisition by RBO of the Limited Partner interest in the Partnership (NOTE 8), in November 1996, RBO borrowed from the Partnership $60.0 million of the proceeds from the credit agreement described in Note 4. The Partnership has a note receivable from RBO which is due at the same time as payments are required under the credit agreement. In addition, the note bears interest at the same rates and terms as provided for in the credit agreement.

4. LONG-TERM DEBT

    Long-term debt consists of the following:

                                                           NOVEMBER     NOVEMBER
                                                           31, 1995     30, 1996
                                                          -----------  -----------
Revolving note payable..................................  $        --  $52,000,000
Term note payable.......................................           --   10,800,000
Note payable under credit agreement paid off in 1996....   10,000,000           --
                                                          -----------  -----------
                                                           10,000,000   62,800,000
Less amount due within one year.........................   10,000,000    5,400,000
                                                          -----------  -----------
                                                          $        --  $57,400,000
                                                          -----------  -----------
                                                          -----------  -----------

    During November 1996, the Partnership entered into a credit agreement with a bank consisting of a revolving commitment which provides up to $65.0 million in borrowings and letters of credit including a $10.8 million term commitment. Borrowings under the credit agreement are secured by essentially all assets of the Partnership.

    The amount of the revolving commitment is subject to a borrowing base calculation and certain other limitations as defined in the credit agreement. The borrowing base relates to the Partnership's oil and gas reserve base and was $52.0 million at November 30, 1996. The borrowing base is subject to semiannual redeterminations each April and October. In addition to the foregoing semiannual redetermination, the lender has the right, at its sole discretion or at the request of the Partnership, to make one additional redetermination of the borrowing base during any twelve-month period. The revolving commitment reduces quarterly commencing January 31, 1998 by 1/16(th) through October 31, 2001. Under the revolving commitment, the Partnership has the ability to choose the index on which the interest rate is based. At November 30, 1996, all borrowings under the revolving commitment were accruing interest at a LIBOR-based interest rate plus 2.5% (aggregate rate of 8%), and interest is payable currently.

                       RAMCO-NYL 1987 LIMITED PARTNERSHIP

4. LONG-TERM DEBT (CONTINUED)
    The term commitment of $10.8 million has been fully drawn at November 30, 1996. The original maturity date of the term commitment was October 31, 1997. The maturity date on the term commitment has been extended to June 30, 1998; however, due to the repayment in 1997 of $5.4 million of the term note payable as further described below, only the remaining $5.4 million balance of the term commitment, which would otherwise be classified as a current liability in the accompanying November 30, 1996 balance sheet, has been classified as due after one year. Interest on the borrowings under the term commitment is based on the bank's reference rate plus 3.0% through May 31, 1997 and 3.5% thereafter (aggregate of 11.25% at November 30, 1996), and is payable monthly.

    The credit agreement contains various affirmative and restrictive covenants. These covenants, among other things, restrict mergers involving the Partnership and the Managing General Partner, payment of distributions to partners by the Partnership and payment of dividends on the Managing General Partner's stock, limit additional indebtedness and sales or other dispositions of assets, and require the Partnership and the Managing General Partner to meet certain financial covenants. In addition, the credit agreement requires the Partnership to enter into certain interest rate swaps and collars to hedge the interest rate exposure associated with the credit agreement. Effective January 3, 1997, the Partnership entered into interest rate swaps to fix the interest rate on notional amounts of $20.0 million of the borrowings under the revolving commitment and entered into an interest rate collar to cap the interest rate on an additional notional amount of $10.0 million of the borrowings under the revolving commitment.

    The Partnership sold certain oil and gas properties in 1997 and received cash proceeds of approximately $10.4 million (before closing adjustments). As required by the credit agreement, such proceeds were used to pay down the principal balance outstanding under the credit agreement. The bank applied $5.0 million of such proceeds to the revolving note payable as a result of a preliminary redetermination of the borrowing base made in 1997 with the balance of $5.4 million applied to the term note payable.

    The amount of principal payments required by the credit agreement during each of the next five years as of November 30, 1996, including consideration of the extension of the maturity date of the term commitment but exclusive of the preliminary borrowing base redetermination discussed above, are as follows: 1997 -- $5,400,000, 1998 -- $8,650,000, 1999 -- $16,250,000, 2000 -- $16,250,000, and
2001 -- $16,250,000.

    Interest paid by the Partnership in 1994, 1995 and 1996 totaled $587,361, $808,942 and $563,789, respectively.

5. CONTINGENCIES

    As a result of its acquisition of certain oil and gas properties, the Partnership was a party to a lawsuit involving certain Indian leases in Custer County, Oklahoma. The contingent liability of $400,000 was classified as a current liability in the accompanying balance sheet at December 31, 1995. The parties achieved a final settlement during 1996 and settlement payments of approximately the recorded liability have been made and dismissals with prejudice have been filed as required under the terms of the settlement.

    In November 1995, the Partnership entered into an agreement to sell an oil and gas property located in Louisiana state waters in Plaquemines Parish. The property includes several currently uneconomical wells for which the Managing General Partner estimates the plugging and abandonment ("P&A") obligation is approximately $1,020,000. The purchaser provided a letter of credit and a bond totaling $420,000 to ensure funding of a portion of the P&A obligation. The P&A obligation would revert to the

                       RAMCO-NYL 1987 LIMITED PARTNERSHIP

5. CONTINGENCIES (CONTINUED)
Partnership in the event the purchaser does not complete the required P&A activities. The Managing General Partner believes that the Partnership may ultimately be required to fund a portion of the P&A obligation. As a result, the Partnership has recorded a contingent liability of $600,000 in the accompanying balance sheets.

6. OIL AND GAS PRODUCING ACTIVITIES

    Capitalized costs relating to oil and gas producing activities and related accumulated depreciation and amortization are summarized as follows:

                                                    DECEMBER 31,         NOVEMBER
                                               -----------------------      30,
                                                  1994        1995         1996
                                               ----------  -----------  -----------
Proved oil and gas properties................  $138,271,641 $142,995,021 $144,647,069
Accumulated depreciation and amortization....  (83,664,092) (93,439,682) (98,495,117)
                                               ----------  -----------  -----------
                                               $54,607,549 $49,555,339  $46,151,952
                                               ----------  -----------  -----------
                                               ----------  -----------  -----------

    Costs incurred in crude oil and gas producing activities for the years ended December 31, 1994 and 1995 and the period ended November 30, 1996, are as follows:

                                                      YEAR ENDED DECEMBER 31,    PERIOD ENDED
                                                     --------------------------  NOVEMBER 30,
                                                         1994          1995          1996
                                                     ------------  ------------  ------------
Development costs..................................  $  4,475,078  $  5,191,650   $3,310,238
                                                     ------------  ------------  ------------
                                                     ------------  ------------  ------------
Amortization rate per equivalent MCF...............  $        .92  $        .78   $      .51
                                                     ------------  ------------  ------------
                                                     ------------  ------------  ------------

    Revenues from one customer in 1996 (none in 1994 or 1995) exceeded 10% of the Partnership's total crude oil and natural gas sales. The 1996 revenues from Coastal Gas Marketing of approximately $2,740,000 represent approximately 11.7% of such sales for the Partnership. The Partnership's management believes that the loss of this customer would not have a significant impact on the Partnership's results of operations or financial condition.

7. SUPPLEMENTARY OIL AND GAS RESERVE INFORMATION (UNAUDITED)

    The Partnership has interests in crude oil and gas properties that are principally located in Oklahoma, Texas and New Mexico. The Partnership does not own or lease any crude oil and gas properties outside the United States.

    The Partnership retains independent engineering firms to provide period-end estimates of the Partnership's future net recoverable oil, gas, and natural gas liquids reserves. Estimated proved net recoverable reserves as shown below include only those quantities that can be expected to be commercially recoverable at prices and costs in effect at the balance sheet dates under existing regulatory practices and with conventional equipment and operating methods.

    Proved developed reserves represent only those reserves expected to be recovered through existing wells. Proved undeveloped reserves include those reserves expected to be recovered from new wells on

                       RAMCO-NYL 1987 LIMITED PARTNERSHIP

7. SUPPLEMENTARY OIL AND GAS RESERVE INFORMATION (UNAUDITED) (CONTINUED) undrilled acreage or from existing wells on which a relatively major expenditure is required for recompletion.

    Net quantities of proved developed and undeveloped reserves of oil and gas, including condensate and natural gas liquids, are summarized as follows:

                                                                       CRUDE OIL   NATURAL GAS
                                                                       (THOUSAND    (MILLION
                                                                       BARRELS)    CUBIC FEET)
                                                                      -----------  -----------
December 31, 1993...................................................       4,020       77,537

Extensions and discoveries..........................................         131        8,136
Revisions of previous estimates.....................................         153         (836)
Production..........................................................        (534)      (9,402)
                                                                           -----   -----------
December 31, 1994...................................................       3,770       75,435

Extensions and discoveries..........................................          88        3,708
Revisions of previous estimates.....................................         (63)        (523)
Production..........................................................        (462)      (9,700)
                                                                           -----   -----------
December 31, 1995...................................................       3,333       68,920

Extensions and discoveries..........................................         247       12,071
Sales of minerals in place..........................................          (4)        (929)
Revisions of previous estimates.....................................         705        4,383
Production..........................................................        (387)      (7,594)
                                                                           -----   -----------
November 30, 1996...................................................       3,894       76,851
                                                                           -----   -----------
                                                                           -----   -----------

Proved developed reserves:
  December 31, 1993.................................................       3,053       60,040
  December 31, 1994.................................................       2,797       56,792
  December 31, 1995.................................................       2,714       51,664
  November 30, 1996.................................................       3,177       56,692

    The following is a summary of a standardized measure of discounted net cash flows related to the Partnership's proved crude oil and natural gas reserves. For these calculations, estimated future cash flows from estimated future production of proved reserves were computed using oil and gas prices as of the end of each period presented. Future development and production costs attributable to the proved reserves were estimated assuming that existing conditions would continue over the economic lives of the individual leases and costs were not escalated for the future. Future income tax expenses were not considered in computing the standardized measure since the Partnership does not record income taxes as described in Note 1.

    The Partnership cautions against using this data to determine the fair value of its oil and gas properties. To obtain the best estimate of fair value of the oil and gas properties, forecasts of future economic conditions, varying discount rates, and consideration of other than proved reserves would have to be incorporated into the calculation. In addition, there are significant uncertainties inherent in

                       RAMCO-NYL 1987 LIMITED PARTNERSHIP

7. SUPPLEMENTARY OIL AND GAS RESERVE INFORMATION (UNAUDITED) (CONTINUED) estimating quantities of proved reserves and in projecting rates of production that impair the usefulness of the data.

    The standardized measure of discounted future net cash flows relating to proved oil and gas reserves are summarized as follows:

                                                                   DECEMBER 31,  NOVEMBER 30,
                                                                       1995          1996
                                                                   ------------  ------------
                                                                         (IN THOUSANDS)
Future cash inflows..............................................   $  191,531    $  284,661
Future production and development costs..........................      (88,956)     (113,155)
                                                                   ------------  ------------
Future net cash flows............................................      102,575       171,506
10% annual discount for estimated timing of cash flows...........      (38,662)      (70,791)
                                                                   ------------  ------------
Standardized measure of discounted future net cash flows.........   $   63,913    $  100,715
                                                                   ------------  ------------
                                                                   ------------  ------------

    The following are the principal sources of change in the standardized measure of discounted future net cash flows:

                                                          YEAR ENDED DECEMBER
                                                                  31,            PERIOD ENDED
                                                         ----------------------  NOVEMBER 30,
                                                            1994        1995         1996
                                                         ----------  ----------  ------------
                                                                    (IN THOUSANDS)
Sales and transfers of crude oil and natural gas
  produced, net of production costs....................  $  (12,896) $  (10,214)  $  (14,504)
Net changes in prices and production costs.............     (10,373)     14,595       18,456
Extensions and discoveries, less related costs.........       7,177       3,980       13,510
Development costs incurred.............................       2,634       3,681        3,061
Sales of minerals in place.............................          --          --         (712)
Revisions of previous quantity estimates...............          66        (847)       8,587
Accretion of discount..................................       6,920       5,648        5,858
Other..................................................      (6,245)     (9,410)       2,546
                                                         ----------  ----------  ------------
Net change.............................................  $  (12,717) $    7,433   $   36,802
                                                         ----------  ----------  ------------
                                                         ----------  ----------  ------------

    During recent years, there have been significant fluctuations in the prices paid for oil in the world markets. This situation has had a destabilizing effect on the oil posted prices in the United States, including the posted prices paid by purchasers of the Partnership's crude oil. The net weighted average prices of oil and gas at December 31, 1994, December 31, 1995 and November 30, 1996 used in the above table were $15.93, $17.22 and $22.44 per barrel of oil, respectively, and $1.67, $1.94 and $2.56 per thousand cubic feet of natural gas, respectively.

8. SUBSEQUENT EVENTS

    Effective December 1, 1996, the Managing General Partner's wholly-owned subsidiary, RB Operating Company, purchased the Limited Partner's interest in the Partnership for $60 million, as provided for under the terms of a Purchase and Sale Agreement previously executed by the parties. Upon execution of

                       RAMCO-NYL 1987 LIMITED PARTNERSHIP

8. SUBSEQUENT EVENTS (CONTINUED)
the Purchase and Sale Agreement, a complete release and discharge of all claims by the Limited Partner against the Managing General Partner and its affiliates was provided.

    In August 1997, the Partnership purchased certain primarily producing oil and gas properties and equipment located principally in Oklahoma, Louisiana and Mississippi for $11.2 million (before closing adjustments). The purchase was financed with additional borrowings by the Partnership under the credit agreement.

    Effective December 1, 1997, the Managing General Partner and sole limited partner of the Partnership at that date, and the Special General Partner of the Partnership, authorized the dissolution of the Partnership, the liquidation of all of the assets of the Partnership into the Managing General Partner and the assumption by the Managing General Partner of all liabilities of the Partnership.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Carlton Resources Corporation

    We have audited the accompanying consolidated balance sheet of Carlton Resources Corporation (the "Company") as of December 31, 1996 and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the four months then ended. We have audited the accompanying consolidated balance sheet of Magic Circle Energy Corporation (the "Predecessor") as of December 31, 1995, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the year ended December 31, 1995 and the eight months ended August 31, 1996. These financial statements are the responsibility of the Company's and Predecessor's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 1996, and the consolidated results of its operations and its cash flows for the four months then ended, and the consolidated financial position of the Predecessor at December 31, 1995 and the results of its operations and its cash flows for the year then ended and for the eight months ended August 31, 1996, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Tulsa, Oklahoma
December 16, 1997

                         CARLTON RESOURCES CORPORATION
                          CONSOLIDATED BALANCE SHEETS

                                                                       PREDECESSOR             COMPANY
                                                                       ------------  ---------------------------
                                                                       DECEMBER 31,  DECEMBER 31,  SEPTEMBER 30,
                                                                           1995          1996          1997
                                                                       ------------  ------------  -------------
                                                                                                    (UNAUDITED)
                                                     ASSETS
Current assets:
  Cash and cash equivalents..........................................   $1,880,000    $1,335,000    $   232,000
  Restricted cash....................................................           --       246,000        346,000
  Investment securities..............................................    2,729,000            --             --
  Accounts receivable, less allowance for doubtful accounts of
    $156,000 at December 31, 1995, $51,000 at December 31, 1996 and
    $55,000 at September 30, 1997....................................      908,000     1,806,000      1,270,000
  Receivables from affiliates........................................    2,141,000       143,000        214,000
  Prepaid expenses and other current assets..........................      168,000       285,000        826,000
                                                                       ------------  ------------  -------------
Total current assets.................................................    7,826,000     3,815,000      2,888,000
Property and equipment, at cost:
  Oil and gas properties.............................................   19,395,000    22,732,000     23,442,000
  Gathering and disposal systems.....................................    5,794,000    22,708,000     22,855,000
  Other..............................................................      770,000       410,000        336,000
                                                                       ------------  ------------  -------------
                                                                        25,959,000    45,850,000     46,633,000
  Less accumulated depreciation, depletion and amortization..........    8,792,000     1,066,000      3,327,000
                                                                       ------------  ------------  -------------
Net property and equipment...........................................   17,167,000    44,784,000     43,306,000
Other assets.........................................................        3,000       433,000        403,000
                                                                       ------------  ------------  -------------
Total assets.........................................................   $24,996,000   $49,032,000   $46,597,000
                                                                       ------------  ------------  -------------
                                                                       ------------  ------------  -------------

                                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable...................................................   $1,252,000    $2,429,000    $ 1,938,000
  Payables to affiliates.............................................           --        83,000         22,000
  Accrued liabilities................................................       62,000       690,000        354,000
  Long-term debt in default..........................................           --    24,820,000     24,572,000
                                                                       ------------  ------------  -------------
Total current liabilities............................................    1,314,000    28,022,000     26,886,000
Deferred tax liability...............................................    5,485,000    20,805,000     20,445,000
                                                                       ------------  ------------  -------------
Total liabilities....................................................    6,799,000    48,827,000     47,331,000
Redeemable preferred stock, $.01 par value; 120 shares authorized; 12
  shares issued and outstanding; stated at redemption value..........           --       475,000        550,000
Stockholders' equity (deficit):
  Common stock.......................................................        1,000            --             --
  Paid-in capital....................................................    7,646,000            --             --
  Retained earnings..................................................   10,719,000            --             --
  Treasury stock (at cost)...........................................     (169,000)           --             --
Common stock--10,000 shares of $0.01 par value authorized; 1,025
  shares issued and outstanding......................................           --         1,000          1,000
  Paid-in capital....................................................           --        31,000         31,000
  Retained earnings (deficit)........................................           --      (302,000)    (1,316,000)
                                                                       ------------  ------------  -------------
Total stockholders' equity (deficit).................................   18,197,000      (270,000)    (1,284,000)
                                                                       ------------  ------------  -------------
Total liabilities and stockholders' equity...........................   $24,996,000   $49,032,000   $46,597,000
                                                                       ------------  ------------  -------------
                                                                       ------------  ------------  -------------

                            SEE ACCOMPANYING NOTES.

                         CARLTON RESOURCES CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                               PREDECESSOR                     COMPANY
                                                       ----------------------------  ---------------------------
                                                           YEAR       EIGHT MONTHS   FOUR MONTHS    NINE MONTHS
                                                           ENDED          ENDED         ENDED          ENDED
                                                       DECEMBER 31,    AUGUST 31,    DECEMBER 31,  SEPTEMBER 30,
                                                           1995           1996           1996          1997
                                                       -------------  -------------  ------------  -------------
                                                                                                    (UNAUDITED)
Revenues:
  Gathering systems..................................  $   9,584,000   $11,731,000    $2,957,000   $   7,468,000
  Oil and gas sales..................................      6,439,000     4,613,000     2,100,000       4,109,000
  Supervision fees and overhead reimbursements.......        556,000       422,000       194,000         520,000
  Management fees....................................        515,000        18,000         4,000           8,000
                                                       -------------  -------------  ------------  -------------
                                                          17,094,000    16,784,000     5,255,000      12,105,000
Costs and expenses:
  Oil and gas purchases..............................      3,518,000     4,993,000     1,664,000       4,785,000
  Lease operating expenses and production taxes......      2,582,000     1,524,000       863,000       1,593,000
  Other charges to production........................        457,000       580,000       174,000         377,000
  Gathering system operations........................        801,000       758,000       419,000         569,000
  Depreciation, depletion and amortization...........      2,723,000     2,259,000     1,010,000       2,343,000
  General and administrative expenses................      2,336,000     1,430,000       966,000       1,860,000
                                                       -------------  -------------  ------------  -------------
                                                          12,417,000    11,544,000     5,096,000      11,527,000
                                                       -------------  -------------  ------------  -------------
                                                           4,677,000     5,240,000       159,000         578,000
Other income (expense):
  Interest income....................................        372,000       234,000       159,000          46,000
  Interest expense...................................         (4,000)           --      (326,000)     (2,305,000)
  Other..............................................        510,000       464,000       318,000         183,000
                                                       -------------  -------------  ------------  -------------
                                                             878,000       698,000       151,000      (2,076,000)
                                                       -------------  -------------  ------------  -------------
Income (loss) before income taxes....................      5,555,000     5,938,000       310,000      (1,498,000)
Income taxes.........................................      2,289,000     2,206,000       118,000        (559,000)
                                                       -------------  -------------  ------------  -------------
Net income (loss)....................................  $   3,266,000   $ 3,732,000    $  192,000   $    (939,000)
                                                       -------------  -------------  ------------  -------------
                                                       -------------  -------------  ------------  -------------

                            SEE ACCOMPANYING NOTES.

                         CARLTON RESOURCES CORPORATION
           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                                            RETAINED
                                                 COMMON       PAID-IN       EARNINGS     TREASURY STOCK
                                                  STOCK       CAPITAL       (DEFICIT)       AT COST          TOTAL
                                               -----------  ------------  -------------  --------------  --------------
PREDECESSOR
Balance at December 31, 1994.................   $   1,000   $  7,646,000  $   7,453,000  $     (134,000) $   14,966,000
Purchase of treasury stock at cost...........          --             --             --         (35,000)        (35,000)
Net income for the year......................          --             --      3,266,000              --       3,266,000
                                               -----------  ------------  -------------  --------------  --------------
Balance at December 31, 1995.................       1,000      7,646,000     10,719,000        (169,000)     18,197,000
Net income for the eight months ended August
  31, 1996...................................          --             --      3,732,000              --       3,732,000
Purchase of treasury stock at cost...........          --             --             --     (11,521,000)    (11,521,000)
Distribution of properties to stockholders...          --             --     (1,290,000)             --      (1,290,000)
                                               -----------  ------------  -------------  --------------  --------------
Balance at August 31, 1996...................   $   1,000   $  7,646,000  $  13,161,000  $  (11,690,000) $    9,118,000
                                               -----------  ------------  -------------  --------------  --------------
                                               -----------  ------------  -------------  --------------  --------------
COMPANY
Balance at September 1, 1996.................   $   1,000   $     31,000  $    (461,000) $           --  $     (429,000)
Accretion of redeemable preferred stock to
  redemption value...........................          --             --        (33,000)             --         (33,000)
Net income for the four months ended December
  31, 1996...................................          --             --        192,000              --         192,000
                                               -----------  ------------  -------------  --------------  --------------
Balance at December 31, 1996.................       1,000         31,000       (302,000)             --        (270,000)
Accretion of redeemable preferred stock to
  redemption value...........................          --             --        (75,000)             --         (75,000)
Net loss for the nine months ended September
  30, 1997 (unaudited).......................          --             --       (939,000)             --        (939,000)
                                               -----------  ------------  -------------  --------------  --------------
Balance at September 30, 1997 (unaudited)....   $   1,000   $     31,000  $  (1,316,000) $           --  $   (1,284,000)
                                               -----------  ------------  -------------  --------------  --------------
                                               -----------  ------------  -------------  --------------  --------------

                            SEE ACCOMPANYING NOTES.

                         CARLTON RESOURCES CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                               COMPANY
                                                                PREDECESSOR          ----------------------------
                                                        ---------------------------   FOUR MONTHS
                                                         YEAR ENDED   EIGHT MONTHS       ENDED
                                                        DECEMBER 31,  ENDED AUGUST   DECEMBER 31,
                                                            1995        31, 1996         1996
                                                        ------------  -------------  -------------   NINE MONTHS
                                                                                                        ENDED
                                                                                                    SEPTEMBER 30,
                                                                                                        1997
                                                                                                    -------------
                                                                                                     (UNAUDITED)
OPERATING ACTIVITIES
Net income............................................   $3,266,000   $   3,732,000  $     192,000   $  (939,000)
Adjustments to reconcile net income to net cash
  provided by (used in) operating activities:
  Depreciation, depletion and amortization............    2,723,000       2,259,000      1,010,000     2,343,000
  Deferred taxes......................................    2,136,000       1,936,000       (300,000)     (360,000)
  Change in operating assets and liabilities:
    Restricted cash...................................      157,000        (245,000)        (1,000)     (100,000)
    Accounts receivable...............................      164,000        (692,000)       195,000       536,000
    Receivables from affiliates.......................     (570,000)      1,495,000         96,000       (71,000)
    Prepaid expenses and other current assets.........      (89,000)       (662,000)      (225,000)     (541,000)
    Other assets......................................       17,000              --         47,000        30,000
    Accounts payable..................................      589,000         785,000        174,000      (491,000)
    Payables to affiliates............................     (109,000)             --         83,000       (61,000)
    Accrued liabilities...............................     (190,000)        245,000        (81,000)     (336,000)
    Deferred revenue..................................     (188,000)             --             --            --
                                                        ------------  -------------  -------------  -------------
Net cash provided by operating activities.............    7,906,000       8,853,000      1,190,000        10,000
INVESTING ACTIVITIES
Acquisition of common stock of Predecessor............           --              --    (24,800,000)           --
Capital expenditures..................................   (9,125,000)     (2,694,000)      (164,000)   (1,301,000)
Proceeds from asset dispositions......................      795,000         827,000             --       434,000
Investment sales and maturities.......................    1,000,000       2,729,000             --            --
Investment purchases..................................   (1,235,000)             --             --            --
Other, net............................................       76,000           4,000        248,000         2,000
                                                        ------------  -------------  -------------  -------------
Net cash provided by (used in) investing activities...   (8,489,000)        866,000    (24,716,000)     (865,000)
FINANCING ACTIVITIES
Debt proceeds.........................................           --              --     24,800,000     1,585,000
Debt payments.........................................           --              --        (16,000)   (1,833,000)
Purchase of common stock..............................      (35,000)    (11,521,000)            --            --
                                                        ------------  -------------  -------------  -------------
Net cash (used in) provided by financing activities...      (35,000)    (11,521,000)    24,784,000      (248,000)
                                                        ------------  -------------  -------------  -------------
Net increase (decrease) in cash and cash equivalents..     (618,000)     (1,802,000)     1,258,000    (1,103,000)
Cash and cash equivalents at beginning of period......    2,498,000       1,880,000         77,000     1,335,000
                                                        ------------  -------------  -------------  -------------
Cash and cash equivalents at end of period............   $1,880,000   $      78,000  $   1,335,000   $   232,000
                                                        ------------  -------------  -------------  -------------
                                                        ------------  -------------  -------------  -------------
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the periods for:
  Interest............................................   $    4,000   $          --  $     326,000   $ 2,305,000
  Income taxes........................................   $  390,000   $     558,000  $      40,000   $   510,000

                            SEE ACCOMPANYING NOTES.

                         CARLTON RESOURCES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1995 AND 1996
 (INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 1997 IS UNAUDITED)

1.  COMPANY BUSINESS AND ACQUISITION

    Carlton Resources Corporation (the "Company") is an independent oil and gas company which owns operated and nonoperated interests in properties located primarily in the Anadarko Basin in Oklahoma, the Gulf Coast of Texas, and the Austin Chalk area of Texas. In addition, the Company owns and operates an oil and gas gathering system and plant and a saltwater disposal system in the Anadarko Basin of Oklahoma. As used herein the term "Company" refers to Carlton Resources Corporation ("Carlton") and collectively to Carlton and the Predecessor, Magic Circle Energy Corporation ("Magic").

    Effective September 1, 1996, Carlton, which had no previous operations, acquired all of the outstanding stock of Magic, for $24.8 million in cash. The acquisition was accounted for under the purchase method of accounting. The purchase price has been allocated to assets acquired and liabilities assumed based on fair values at the date of acquisition and is summarized as follows:

Current assets.........................................................  $2,620,000
Property and equipment.................................................  45,852,000
Other assets...........................................................     437,000
Current liabilities....................................................  (3,002,000)
Net deferred tax liabilities...........................................  (21,107,000)
                                                                         ----------
                                                                         $24,800,000
                                                                         ----------
                                                                         ----------

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries after elimination of all material intercompany accounts and transactions. The Company's percentage interests in the assets and liabilities of certain working interest oil and gas partnerships (for which the Company serves as general partner) are proportionately consolidated in the balance sheet.

OIL AND GAS PROPERTIES

    Carlton follows the successful efforts method of accounting for its oil and gas properties. Under this method, all costs to acquire oil and gas interests, to drill and equip successful exploratory wells and to drill and equip development wells are capitalized. Geological and geophysical costs and costs to drill unsuccessful exploratory wells are expensed. When complete units of depreciable property are retired or sold, the asset cost and related accumulated depreciation are eliminated with any gain or loss reflected in income. When less than complete units of depreciable property are disposed of or retired, the difference between asset cost and salvage value is charged or credited to accumulated depreciation.

    The Predecessor followed the full cost method of accounting for oil and gas operations. Under this method, all productive and nonproductive costs incurred in connection with the acquisition, exploration and development of oil and gas reserves are capitalized. No gains or losses are recognized upon the sale or other disposition of oil and gas properties except in extraordinary transactions.

    Impairment of oil and gas properties is provided when the carrying value of properties is less than their discounted estimated future net cash flows.

                         CARLTON RESOURCES CORPORATION

                           DECEMBER 31, 1995 AND 1996
 (INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 1997 IS UNAUDITED)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    The Company's historical experience has been that the salvage value of equipment on property abandonments will cover the costs of dismantlement and property restoration.

    Depletion, depreciation and amortization of capitalized costs are provided on the units-of-production method based on proved developed oil and gas reserves.

GATHERING AND SALTWATER DISPOSAL SYSTEMS

    Depreciation of gathering and saltwater disposal systems is determined by the units of production method based on connected oil and gas supplies.

PROPERTY AND EQUIPMENT--OTHER

    Other property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets.

ENVIRONMENTAL LIABILITIES

    Environmental liabilities, which have not been significant, are recognized when it is probable that a loss has been incurred and the amount is estimable.

CASH AND CASH EQUIVALENTS

    Cash equivalents are highly liquid short-term investments that are readily convertible to known amounts of cash and generally have original maturities within three months from their date of purchase.

RESTRICTED CASH

    Certain amounts which have been posted as deposits or as surety bonds as required by the Oklahoma Tax Commission have been classified as restricted cash.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying amounts for cash and cash equivalents, investment securities and long-term debt reported in the balance sheets approximate fair value.

OIL AND GAS SALES

    The Company recognizes oil and gas sales on the sales method, when oil and gas is sold. Under this method the Company may sell more or less than its entitled share creating an imbalance position. An asset or liability for the imbalance position is only recorded when the position cannot be recovered from remaining reserves. The Company's net imbalance positions at December 31, 1996 and 1995 were not material.

                         CARLTON RESOURCES CORPORATION

                           DECEMBER 31, 1995 AND 1996
 (INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 1997 IS UNAUDITED)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
INCOME TAXES

    Deferred income taxes are computed using the liability method and are provided on all temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. Allowable tax credits are applied currently as reductions of the provision for income taxes.

CONCENTRATION OF CREDIT RISK

    The Company maintains a portion of its unrestricted cash in bank deposit accounts which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

    The Company's accounts receivable relate primarily to the sale of oil and natural gas to purchasers located in the midwestern portion of the United States. The Company generally does not require collateral from its customers. Credit losses have been within management's expectations.

DERIVATIVES

    The Company does not engage in any hedging or other similar transactions which are intended to manage risks related to movements in oil and natural gas prices.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

UNAUDITED FINANCIAL STATEMENTS

    The accompanying unaudited consolidated financial statements at September 30, 1997 and for the nine-month period then ended include all adjustments, consisting of normal and recurring adjustments, which, in the opinion of management, were necessary for a fair presentation of the financial position at September 30, 1997 and the results of operations for the nine-month period ended September 30, 1997. The results of operations for the nine months ended September 30, 1997 are not necessarily indicative of the results to be expected for the full year ending December 31, 1997.

3.  LONG-TERM DEBT

    On November 22, 1996, the Company entered into a credit agreement with a bank for borrowings up to $16,000,000. Proceeds from the borrowings were used to satisfy the Company's liability for the purchase of the stock of Magic, see Note
1. The loan bears interest at the bank's base rate plus 1 1/4% (9.5% at December 31, 1996 and 10.4% at September 30, 1997) which is payable monthly. Principal payments are due based upon the reduction in the Borrowing Base, as defined, initially $16,000,000. The Borrowing Base is redetermined semiannually, based on certain criteria, and is reduced $200,000 per month. The bank also, at its discretion, may redetermine the Borrowing Base and the amount by which the Borrowing Base is

                         CARLTON RESOURCES CORPORATION

                           DECEMBER 31, 1995 AND 1996
 (INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 1997 IS UNAUDITED)

3.  LONG-TERM DEBT (CONTINUED)
reduced each month. Any remaining principal or interest balance is due at maturity (November 22, 1999). At September 30, 1997, $15,785,000 was outstanding under the credit agreement. The credit agreement is secured by substantially all of the Company's assets and requires the Company to meet certain financial ratios and covenants.

    Also on November 22, 1996 the Company entered into a pre-production payment secured note agreement with an energy services company for borrowings up to $8,800,000. Proceeds from this borrowing were also used to satisfy the Company's liability for the purchase of the stock of Magic noted above. The borrowing bears interest at 16% per annum which is payable monthly. Principal and interest payments are due in the form of a monthly credit which the energy services company withholds from monthly gas purchases under a gas supply agreement (see
Note 4). The amount of the credit is $135,000 per month through December 1997 and $310,000 per month thereafter until paid in full in December 2000. The balance of this borrowing was $8,787,000 at September 30, 1997. The note is secured by a secondary interest in substantially all of the Company's assets and requires compliance with certain nonfinancial covenants.

    In connection with the above borrowing, a contingent warrant agreement was executed whereby the energy services company acquires the right, under certain circumstances explained below, to purchase up to 8,800,000 shares, which would represent 90% of the shares outstanding, subject to adjustment in certain circumstances, of the Common Stock of Magic Circle Energy Corporation, a wholly-owned subsidiary of Carlton through which operations are conducted, at $1 per share, plus an amount equal to 16% per annum from the date of the contingent warrant agreement to date of exercise. Each warrant share becomes exercisable for each dollar by which the monthly credit, described above, does not equal the agreed monthly credit under the note agreement. Under certain conditions the Company can repurchase the warrant shares at a redemption price of $1.25. At September 30, 1997, no warrants had been issued.

    The Company is not in compliance with certain provisions of the credit agreement discussed above, related to current ratio, tangible net worth and debt coverage ratio which also cause the Company not to be in compliance with provisions of the pre-production payment secured note agreement. Accordingly, the Company has classified the amounts payable under both agreements as a current liability in the accompanying balance sheets. Management believes they will be able to obtain waivers for the noncompliance or refinance the debt.

4.  GAS PROCESSING AND SUPPLY CONTRACTS

    The Company has a gas processing and compression contract which provides for compression services to the Company in exchange for certain processing rights to the processor. The contract provides for the processing of a minimum of 10,000 Mcf's of gas per day for the life of the oil and gas leases of the dedicated area, as defined. Payment to the processor for compression services is in the form of condensate and liquid hydrocarbons removed by the processor. Cash payment for compression services is only required if gas volumes delivered fall below 8,000 Mcf's per day. The Company does not expect to be required to make any cash payments.

    The Company also has a gas supply agreement with the energy services company as discussed in Note 3 whereby the Company is required to sell to the energy services company 10,000 Decatherms of

                         CARLTON RESOURCES CORPORATION

                           DECEMBER 31, 1995 AND 1996
 (INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 1997 IS UNAUDITED)

4. GAS PROCESSING AND SUPPLY CONTRACTS (CONTINUED) natural gas per day through October 2000. The energy services company has options to extend the agreement through October 2004 and has a right of first refusal on any gas volumes processed at the Company's facilities which exceed 11,000 Decatherms per day. The agreement provides for base volumes to be sold at the current published index price less $0.01 and less $0.05 for all option volumes. If the agreement is extended, base and option volumes will be sold at the current published index price less $0.05.

5.  INCOME TAXES

    The income tax provisions on income reconciled to the tax computed at the statutory federal rate were as follows:

                                                                      PREDECESSOR            COMPANY
                                                              ---------------------------  ------------
                                                                  YEAR      EIGHT MONTHS   FOUR MONTHS
                                                                 ENDED          ENDED         ENDED
                                                              DECEMBER 31,   AUGUST 31,    DECEMBER 31,
                                                                  1995          1996           1996
                                                              ------------  -------------  ------------
Tax at statutory rate.......................................   $2,111,000    $ 2,073,000    $  118,000
Other.......................................................      178,000        133,000            --
                                                              ------------  -------------  ------------
                                                               $2,289,000    $ 2,206,000    $  118,000
                                                              ------------  -------------  ------------
                                                              ------------  -------------  ------------

The components of the provision (credit) for
  income taxes are as follows:
  Current.......................................   $ 153,000    $ 270,000    $ 418,000
  Deferred......................................   2,136,000    1,936,000     (300,000)
                                                  -----------  -----------  -----------
  Total provision...............................   $2,289,000   $2,206,000   $ 118,000
                                                  -----------  -----------  -----------
                                                  -----------  -----------  -----------

                         CARLTON RESOURCES CORPORATION

                           DECEMBER 31, 1995 AND 1996
 (INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 1997 IS UNAUDITED)

5.  INCOME TAXES (CONTINUED)
    Significant components of the Company's deferred tax asset and liability are as follows:

                                                                            PREDECESSOR      COMPANY
                                                                           -------------  -------------
                                                                           DECEMBER 31,   DECEMBER 31,
                                                                               1995           1996
                                                                           -------------  -------------
Deferred tax assets:
  Net operating loss carryforward........................................  $   3,291,000  $          --
  Investment tax credits.................................................      1,810,000        284,000
  Original issue discount................................................      2,435,000      1,353,000
  Other..................................................................        420,000        452,000
                                                                           -------------  -------------
                                                                               7,956,000      2,089,000

Deferred tax liabilities:
  Pre-acquisition basis difference resulting from debt
    restructuring........................................................     11,375,000      6,951,000
  Property and equipment.................................................      2,066,000     15,943,000
                                                                           -------------  -------------
                                                                              13,441,000     22,894,000
                                                                           -------------  -------------
Net long-term deferred tax liabilities...................................  $   5,485,000  $  20,805,000
                                                                           -------------  -------------
                                                                           -------------  -------------

    At December 31, 1996, the Company has alternative minimum net operating loss and investment tax credit carryforwards totaling $437,000 which expire through the year 2008.

6.  CONTINGENCIES

    A former officer of the Predecessor who was also a limited partner in certain of the limited partnership drilling programs sponsored by the Predecessor has brought two separate actions in which the Company, among others, is a defendant. The first is an adversary proceeding commenced in 1994 relating to the bankruptcy proceeding of the Predecessor (which was filed in 1985). This asserts several causes of actions based upon transfers of properties in 1987 by the Predecessor pursuant to an order of the Bankruptcy Court to a newly formed limited partnership for the benefit primarily of the secured lender and other creditors of the Predecessor. The secured lender and the limited partnerships in which the plaintiff was a limited partner were joined as additional defendants. The other action was filed in 1996 in Oklahoma state court alleging breaches of fiduciary duties, rights to an accounting, breaches of contracts and several other claims relating to the dissolution of certain of the limited partnerships in which the plaintiff was a limited partner. The plaintiff has purportedly brought the actions on behalf of himself and the other limited partners in the relevant limited partnerships, although the actions have not yet been certified as class actions. The Company denies all allegations and has filed a motion for summary judgment. While management cannot predict the outcome of these actions, management believes that the results will not materially affect the Company's financial position.

    The Company is also a party to routine claims and actions incident to the ordinary course of its business. Management, after review and consultation with counsel, believes resolution of such contingencies will not materially affect the financial position or results of operations of the Company.

                         CARLTON RESOURCES CORPORATION

                           DECEMBER 31, 1995 AND 1996
 (INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 1997 IS UNAUDITED)

6.  CONTINGENCIES (CONTINUED)
    The Company is subject to various federal, state and local environmental laws and regulations and as such is involved in environmental remediation projects and ongoing compliance. The Company believes they are currently in substantial compliance with applicable environmental requirements and does not expect future costs related to known exposures to exceed amounts currently accrued.

7.  LEASES

    Future minimum lease payments under noncancelable operating leases as of December 31, 1996 are as follows:

1997......................................................  $ 159,000
1998......................................................    174,000
1999......................................................    177,000
2000......................................................    168,000
2001......................................................    112,000
                                                            ---------
                                                            $ 790,000
                                                            ---------
                                                            ---------

    Total rent expense for the year ended December 31, 1995, the eight months ended August 31, 1996, and the four months ended December 31, 1996 was $133,000, $89,000 and $47,000, respectively.

8.  EMPLOYEE BENEFIT PLAN

    The Company sponsors a 401(k) defined contribution plan which provides employees the opportunity to defer a percentage, 1 to 15%, of their annual compensation. Effective January 1, 1997, the Company will match employee contributions 100% up to 3% of compensation deferred. Employees are vested in Company matching contributions over a seven-year period. The Company contributed $6,000 to the plan for the four months ended December 31, 1996. The Predecessor contributed $31,000 and $5,000 for the year ended December 31, 1995 and the eight months ending August 31, 1996, respectively.

9.  RELATED PARTY TRANSACTIONS

    Affiliate receivables represent amounts due from oil and gas partnerships in which the Company has an interest. The Company pays operating expenses and drilling costs for certain wells and bills the related parties for their proportionate share. The amounts due also include the Company's share of earnings of the partnerships that have not been distributed. Payable to affiliates represents amounts due to oil and gas partnerships for undistributed oil and gas receipts.

10.  REDEEMABLE PREFERRED STOCK

    The Company is authorized to issue preferred stock, in one or more series, and to designate the preferences of each series. At December 31, 1996 (and September 30, 1997), the Company had authorized 120 shares of Redeemable Preferred Stock ("Preferred"), $.01 par value with a stated value of $25,000 per share; 12 shares were issued and outstanding. The Preferred has no dividend rights and is redeemable on the third anniversary of issuance, March 29, 1998 (scheduled redemption date), at 150% of the stated value plus shares of common stock of the Company having an aggregate value of $12,500. The Company may, at its option, redeem the Preferred prior to the scheduled redemption date at the same amount required at

                         CARLTON RESOURCES CORPORATION

                           DECEMBER 31, 1995 AND 1996
 (INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 1997 IS UNAUDITED)

10.  REDEEMABLE PREFERRED STOCK (CONTINUED)
the scheduled redemption date, adjusted for the period the Preferred is outstanding. Should the Company fail to redeem the Preferred at the scheduled redemption date, the Preferred will convert into promissory notes payable to the holders of each Preferred share in the amount of $50,000 per share (total of $600,000 for the 12 shares outstanding) bearing interest at the then current interest rate and due one year from the date of scheduled redemption. The Preferred has preference over common shares in the event of liquidation, has no voting rights and no dividends can be paid on the common stock as long as the Preferred is outstanding. The carrying value of the Preferred is being accreted to the redemption value ($600,000) by periodic changes to retained earnings over the life of the issue.

11.  CRUDE OIL AND NATURAL GAS PRODUCING ACTIVITIES

    Capitalized costs relating to crude oil and natural gas producing activities and related accumulated depreciation, depletion and amortization are summarized as follows:

                                                                                   DECEMBER 31,
                                                                           ----------------------------
                                                                               1995           1996
                                                                           -------------  -------------
Proved crude oil and natural gas properties..............................  $  19,350,000  $  22,732,000
Accumulated depreciation, depletion and amortization.....................      7,293,000        708,000
                                                                           -------------  -------------
                                                                           $  12,057,000  $  22,024,000
                                                                           -------------  -------------
                                                                           -------------  -------------

    Costs incurred in crude oil and natural gas producing activities for the years ended December 31, 1995 and 1996, are as follows:

                                                                               YEAR ENDED DECEMBER 31,
                                                                              --------------------------
                                                                                  1995          1996
                                                                              ------------  ------------
Acquisition of properties:
  Proved....................................................................  $  4,310,000  $    512,000
  Unproved..................................................................       100,000        70,000
Exploration costs...........................................................       786,000        86,000
Development costs...........................................................     2,493,000       810,000

    The amortization rates per barrel of oil equivalent produced for the year ended December 31, 1995 and the eight months ended August 31, 1996 were $3.12 and $2.99, respectively.

MAJOR CUSTOMERS

    In the year ended December 31, 1995, approximately $14,126,000 and $1,783,000 of the Company's gross revenue was from one customer and a second customer, respectively. Revenue of $8,612,000 was from one customer for the eight months ended August 31, 1996. For the four months ended December 31, 1996, $1,108,000, $1,070,000, $1,004,000 and $630,983, respectively, of the Company's gross revenue was received from four different customers.

    The Company believes that the loss of these customers would not have a significant impact on the Company's results of operations or financial condition.

                         CARLTON RESOURCES CORPORATION

                           DECEMBER 31, 1995 AND 1996
 (INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 1997 IS UNAUDITED)

12.  SUPPLEMENTARY CRUDE OIL AND NATURAL GAS RESERVE INFORMATION (UNAUDITED)

    The Company has interests in crude oil and natural gas properties that are principally located in Oklahoma and Texas. The Company does not own or lease any crude oil and natural gas properties outside the United States.

    The Company retains independent engineering firms to provide year-end estimates of the Company's future net recoverable crude oil, and natural gas reserves. Estimated proved net recoverable reserves as shown below include only those quantities that can be expected to be commercially recoverable at prices and costs in effect at the balance sheet dates under existing regulatory practices and with conventional equipment and operating methods.

    Proved developed reserves represent only those reserves expected to be recovered through existing wells. Proved undeveloped reserves include those reserves expected to be recovered form new wells on undrilled acreage or from existing wells on which a relatively major expenditure is required for recompletion.

    Net quantities of proved developed and undeveloped reserves of natural gas and crude oil, including condensate and natural gas liquids, are provided below.

                                                                                 NATURAL GAS
                                                                     CRUDE OIL    (THOUSAND
                                                                     (BARRELS)   CUBIC FEET)
                                                                     ----------  ------------
Proved reserves at December 31, 1994...............................     314,000    11,373,000
Purchase of reserves in place......................................     166,000     6,157,000
Revisions of previous estimates....................................     209,000     1,203,000
Production.........................................................    (113,000)   (2,675,000)
                                                                     ----------  ------------
Proved reserves at December 31, 1995...............................     576,000    16,058,000
Purchase of reserves in place......................................       1,000         5,000
Revisions of previous estimates....................................     749,000    24,408,000
Production.........................................................    (102,000)   (2,560,000)
Sales of reserves in place.........................................     (50,000)   (2,543,000)
                                                                     ----------  ------------
Proved reserves at December 31, 1996...............................   1,174,000    35,368,000
                                                                     ----------  ------------
                                                                     ----------  ------------
Proved developed reserves at December 31, 1995.....................     515,000    14,597,000
                                                                     ----------  ------------
                                                                     ----------  ------------
Proved developed reserves at December 31, 1996.....................     837,000    22,618,000
                                                                     ----------  ------------
                                                                     ----------  ------------

    The following is a summary of a standardized measure of discounted net cash flows related to the Company's proved crude oil and natural gas reserves. For these calculations, estimated future cash flows from estimated future production of proved reserves were computed using crude oil and natural gas prices as of the end of the period presented. Prices used were $17.70 and $23.62 per barrel of crude oil at December 31, 1995 and 1996, respectively, and $1.63 and $3.47 per thousand cubic feet of natural gas at December 31, 1995 and 1996, respectively. Future development and production costs attributable to the proved reserves were estimated assuming that existing conditions would continue over the economic lives of the individual leases and costs were not escalated for the future. Estimated future income tax expenses were calculated by applying future statutory tax rates (based on the current tax law adjusted for permanent

                         CARLTON RESOURCES CORPORATION

                           DECEMBER 31, 1995 AND 1996
 (INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 1997 IS UNAUDITED)

12. SUPPLEMENTARY CRUDE OIL AND NATURAL GAS RESERVE INFORMATION (UNAUDITED) (CONTINUED) differences and tax credits) to the estimated future pretax net cash flows related to proved crude oil and natural gas reserves, less the tax basis of the properties involved.

    The Company cautions against using this data to determine the fair value of its crude oil and natural gas properties. To obtain the best estimate of fair value of the crude oil and natural gas properties, forecasts of future economic conditions, varying discount rates, and consideration of other than proved reserves would have to be incorporated into the calculation. In addition, there are significant uncertainties inherent in estimating quantities of proved reserves and in projecting rates of production that impair the usefulness of the data.

    The standardized measure of discounted future net cash flows relating to proved crude oil and natural gas reserves are summarized as follows:

                                                                           DECEMBER 31,
                                                                   ----------------------------
                                                                       1995           1996
                                                                   ------------  --------------
Future cash inflows..............................................  $ 35,893,000  $  150,401,000
Future production and development costs..........................    15,726,000      51,946,000
Future income tax expenses.......................................     7,663,000      37,413,000
                                                                   ------------  --------------
Future net cash flows............................................    12,504,000      61,042,000
10% annual discount for estimated timing of cash flows...........     3,690,000      32,436,000
                                                                   ------------  --------------
Standardized measure of discounted future net cash flows.........  $  8,814,000  $   28,606,000
                                                                   ------------  --------------
                                                                   ------------  --------------

    The following are the principal sources of change in the standardized measure of discounted future net cash flows for the years ended December 31, 1995 and 1996:

                                                                        1995          1996
                                                                    ------------  ------------
Discounted future net cash flows at the beginning of the year.....  $  5,814,000  $  8,814,000
Changes during the year:
  Sales and transfers of crude oil and natural gas produced, net
    of production costs...........................................    (3,651,000)   (4,326,000)
  Net changes in prices and production costs......................       724,000    16,705,000
  Development costs incurred during the period....................     2,493,000       810,000
  Changes in estimated future development costs...................      (962,000)     (627,000)
  Purchases of reserves in place..................................     5,258,000         2,000
  Sales of reserves in place......................................            --    (2,142,000)
  Extensions and discoveries, less related costs..................     4,185,000     1,675,000
  Revisions of previous quantity estimates........................      (289,000)   18,203,000
  Accretion of discount...........................................       938,000     1,422,000
  Net change in income taxes......................................    (1,839,000)  (12,131,000)
  Changes in production rates (timing) and other..................    (3,857,000)      201,000
                                                                    ------------  ------------
  Total changes...................................................     3,000,000    19,792,000
                                                                    ------------  ------------
Discounted future net cash flows at the end of year...............  $  8,814,000  $ 28,606,000
                                                                    ------------  ------------
                                                                    ------------  ------------

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--------------------------------------------------------------------------------

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFERING DESCRIBED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                              -------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Forward-Looking Statements................................................   10
Risk Factors..............................................................   11
The Company...............................................................   17
Use of Proceeds...........................................................   18
Capitalization............................................................   19
Selected Historical and Pro Forma Financial Information and Operating
  Data....................................................................   20
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..............................................................   32
Business..................................................................   39
Management................................................................   52
Security Ownership of Management and Principal Stockholders...............   58
Description of Notes......................................................   59
Certain Tax Considerations................................................   91
Description of Capital Stock..............................................   94
Underwriting..............................................................   96
Legal Matters.............................................................   96
Experts...................................................................   97
Available Information.....................................................   97
Glossary of Terms.........................................................   98
Index to Financial Statements.............................................  F-1

UNTIL MARCH 16, 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                  $115,000,000

                                     [LOGO]

                                RAM ENERGY, INC.

                              11 1/2% SENIOR NOTES
                                    DUE 2008

                               -----------------

                                   PROSPECTUS
                               -----------------

                           JEFFERIES & COMPANY, INC.

                               FEBRUARY 19, 1998

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